

RETAIL Ventures Inc

2006 Annual Report



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended February 3, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-10767

RETAIL VENTURES, INC.
(Exact name of registrant as specified in its charter)

Ohio	20-0090238
(State or other jurisdiction of incorporation or Organization)	(I.R.S. Employer Identification No.)
3241 Westerville Road, Columbus, Ohio	43224
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (614) 471-4722

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, without par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of voting common equity held by non-affiliates of the registrant computed by reference to the price at which such voting common equity was last sold, as of July 29, 2006, was $471,752,172.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 47,280,347 Common Shares were outstanding at March 31, 2007.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Retail Ventures, Inc.'s fiscal 2006 Proxy Statement, which will be filed no later than 120 days after February 3, 2007, are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES

PART I

As used in this Annual Report on Form 10-K ("Annual Report on Form 10-K" or "Form 10-K") and except as the context otherwise may require, Retail Ventures, Inc. ("Retail Ventures" or "RVI") and its wholly-owned subsidiaries, including but not limited to, Value City Department Stores LLC ("Value City") and Filene's Basement, Inc. ("Filene's Basement"), and DSW Inc. ("DSW"), a controlled subsidiary, and DSW's wholly-owned subsidiary, DSW Shoe Warehouse, Inc. ("DSWSW"), are herein referred to collectively as the "Company."

We own many trademarks and service marks. This Annual Report on Form 10-K contains trade dress, tradenames and trademarks of other companies. Use or display of other parties' trademarks, trade dress or tradenames is not intended to, and does not, imply a relationship with the trademark or trade dress owner.

Cautionary Statement Regarding Forward-Looking Information for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Some of the statements in this Annual Report on Form 10-K contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as "outlook," "believes," "expects," "potential," "continues," "may," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained in this Annual Report on Form 10-K are based upon our historical performance and on current plans, estimates and expectations and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to other factors discussed elsewhere in this report, including those described under "Part I, Item 1A. Risk Factors," some important factors that could cause actual results, performance or achievements for the Company to differ materially from those discussed in forward-looking statements include, but are not limited to, the following:

- our success in opening new stores and operating stores on a timely and profitable basis;
- maintaining good relationships with our vendors;
- our ability to anticipate and respond to fashion trends;
- fluctuation of our comparable store sales and quarterly financial performance;
- disruption of our distribution operations;
- our dependence on DSW Inc. for key services;
- failure to retain our key executives or attract qualified new personnel;
- our competitiveness with respect to style, price, brand availability and customer service;
- declining general economic conditions;
- risks inherent to international trade with countries that are major manufacturers of apparel and footwear; and
- security risks related to the electronic processing and transmission of confidential customer information.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results, performance or achievements may vary materially from what we may have projected. Furthermore, new factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, RVI undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

ITEM 1. BUSINESS.

History of Our Business

We opened our first Value City department store in Columbus, Ohio in 1917. Until our initial public offering on June 18, 1991, Value City department stores operated as a division of Schottenstein Stores Corporation ("SSC"). As of February 3, 2007 SSC owned approximately 40.7% of the outstanding RVI Common Shares and beneficially owned approximately 51.5% (assumes issuance of (i) 8,333,333 RVI Common Shares issuable upon the exercise of conversion warrants, (ii) 1,388,752 shares of RVI Common Shares issuable upon the exercise of term loan warrants and (iii) 685,417 RVI Common Shares issuable upon exercise of the term loan warrants) of the outstanding shares of Retail Ventures. We also have a number of ongoing related party agreements and arrangements with SSC. These are more fully described in Item 13 of this Annual Report beginning on page 54.

On October 8, 2003, the Company reorganized its corporate structure into a holding company form whereby Retail Ventures, an Ohio corporation, became the successor issuer to Value City Department Stores, Inc. As a result of the reorganization, Value City Department Stores, Inc. became a wholly-owned subsidiary of Retail Ventures. In connection with the reorganization, holders of common shares of Value City Department Stores, Inc. became holders of an identical number of common shares of Retail Ventures. The reorganization was effected by a merger which was previously approved by Value City Department Stores Inc.'s shareholders. Since October 2003, Retail Ventures' Common Shares have been listed for trading under the ticker symbol "RVI" on the New York Stock Exchange.

In December 2004, the Company completed another corporate reorganization whereby Value City Department Stores, Inc. merged with and into Value City Department Stores LLC ("VCDS" or "Value City"), a newly created, wholly-owned subsidiary of Retail Ventures. In connection with this reorganization, Value City transferred all the issued and outstanding shares of DSW and Filene's Basement to Retail Ventures in exchange for a promissory note.

On July 5, 2005, DSW completed an initial public offering ("IPO") of 16,171,875 Class A Common Shares sold at a price to the public of $19.00 per share and raising net proceeds of $285.8 million, net of the underwriters' commission and before expenses of approximately $7.8 million. RVI accounted for the sale of DSW as a capital transaction. Associated with this transaction, a deferred tax liability of $65.5 million was recorded. As of February 3, 2007, Retail Ventures owned Class B Common Shares of DSW representing approximately 63.0% of DSW's outstanding common shares and approximately 93.2% of the combined voting power of such shares. DSW is a controlled subsidiary of Retail Ventures and its Class A Common Shares are traded on the New York Stock Exchange under the symbol "DSW".

In conjunction with the separation of their businesses following the IPO, Retail Ventures and DSW entered into several agreements, including, among others, a master separation agreement, a shared services agreement and a tax separation agreement. Retail Ventures' current intent is to continue to hold its DSW Class B Common Shares, except to the extent necessary to satisfy obligations under warrants it has granted to SSC, Cerberus Partners, L.P. ("Cerberus") and Millennium Partners L.P. ("Millennium") and under its 6.625% Mandatorily Exchangeable Notes due September 15, 2011, or Premium Income Exchangeable Securities[SM] ("PIES"). Retail Ventures is subject to contractual obligations (a) with its warrantholders to retain enough DSW common shares to be able to satisfy its obligations to deliver such shares to its warrantholders if the warrantholders elect to exercise their warrants in full for DSW Class A common shares and (b) with the holders of its PIES to retain ownership of a number of DSW Class B common shares (which are exchangeable by Retail Ventures for DSW Class A common shares) equal to the maximum number of Class A common shares deliverable by Retail Ventures upon exchange of the PIES.

General

We operate our business in the four segments described below:

Value City. Value City is a full-line, value-price retailer carrying men's, women's and children's apparel, accessories, jewelry, shoes, home fashions, electronics and seasonal items. Located in the Midwest, mid-Atlantic and southeastern United States and operating for over 80 years principally under the name Value City, this segment's strategy has been to provide exceptional value by offering a broad selection of brand name merchandise at prices below conventional retail prices. Over the past two years, Value City has modified its merchandising strategy to increase the percentage of fashionable brand name in-season and private label merchandise and to increase the percentage of all-season, regularly in stock merchandise, while refining the offerings of special merchandise purchases to provide appropriate quantities and quality. Value City expects that this will provide its customers, also known as "guests", a significantly improved combination of today's fashions, basic products and deeply discounted special promotions, all at low prices, while still allowing customers the experience of "treasure hunting" for special, deal-based offerings. Value City believes that this enhanced combination of fashion and value will provide a distinctive shopping opportunity for its guests. In 2006 Value City continued to make changes in its merchandise displays, store operations and marketing strategy. As of February 3, 2007, there were 113 Value City stores in operation. In December 2006 we announced that we are exploring strategic alternatives for the Value City operations, including a possible sale of the division. RVI has retained financial advisors to assist in this effort to enhance shareholder value. We also stated that there can be no assurance that this process will result in any specific transaction.

DSW. DSW is a leading U.S. specialty branded footwear retailer operating 223 shoe stores in 35 states as of February 3, 2007. It offers a wide selection of brand name and designer dress, casual and athletic footwear for women and men. DSW's typical customers are brand-, quality- and style-conscious shoppers who have a passion for footwear and accessories. DSW's core focus is to create a distinctive store experience that satisfies both the rational and emotional shopping needs of its customers by offering them a vast, exciting selection of in-season styles combined with the convenience and value they desire. The stores average approximately 25,000 square feet and hold approximately 30,000 pairs of shoes. DSW believes this combination of selection, convenience and value differentiates it from its competitors and appeals to consumers from a broad range of socioeconomic and demographic backgrounds. In addition, DSW operates leased shoe departments for three non-related retailers in a combined 330 stores and 30 stores in RVI's wholly-owned subsidiary Filene's Basement.

Filene's Basement. Filene's Basement stores are located primarily in major metropolitan areas of the Northeast and Midwest United States. Filene's Basement's mission is to provide the best selection of stylish, high-end designer and famous brand name merchandise at surprisingly affordable prices in men's and women's apparel, jewelry, shoes, accessories and home goods. Filene's Basement focuses on serving the customer with discriminating fashion taste who appreciates an excellent value. These stores have a large selection of upscale designer and better-branded merchandise, including couture items imported directly from the fashion capitals of Europe. Famous for its unique bridal dress promotions, now hailed as the "Running of the Brides™," Filene's Basement believes that it is also distinctive in its offering of great fashion, high quality and affordable prices. As of February 3, 2007, there were 31 Filene's Basement stores in operation.

Corporate. The Corporate segment represents the corporate assets, liabilities and expenses not allocated to other segments through corporate allocation or shared service arrangements. The remaining results of operation are comprised of debt related expenses, income on investments and interest on intercompany notes, the latter of which is eliminated in consolidation.

See Note 12 of Notes to Consolidated Financial Statements beginning on page F-34 of this Annual Report for detailed financial information regarding our four operating segments.

VALUE CITY

Value City's goal is to continue its transition to a leading value department store consistently featuring in-season brand name fashions, a mix of private label merchandise, a consistent presentation of in-stock basic products and special promotions.

Value City's merchandise strategy provides women's, men's, children's apparel, shoes, jewelry/fragrances, bath and body products, home goods, electronics, toys and seasonal items representing recognizable, mid-tier name brands in current styles and colors at exceptional values. Value City is also developing a direct sourced line of high quality merchandise which allows higher margins within recognizable brand names such as "Leslie Fay."

Value City also buys in-line and opportunistic merchandise which is available to it at significantly less than the cost to the original retailer. These goods provide excitement in the store due to their 20-70% lower prices than a customer can find in a traditional department store shopping experience. These branded special buys provide a reason for Value City's guests to shop often to see the latest exceptional values.

Merchandising

Beginning in 2005, Value City initiated a new merchandising strategy, designed to supplement the prior deal-based approach with a greater emphasis on being in-stock on a regular basis on current fashion from recognized brands. In the past, opportunistic buys accounted for a substantial amount of the mix. Currently, we believe opportunistic buys are about one half of the mix, with a goal of eventually dropping that percentage to 35%, with the remainder of the mix being pre-planned. This strategy gives Value City greater control over the selection, sizing, quality, consistency and fashion timeliness of its inventory, which makes it easier to satisfy the needs of the customers. The women's and men's departments were transformed starting in 2005. The transformation of the children's and home fashion areas was initiated in the latter half of 2006 but was not complete as of February 3, 2007.

To help build complete assortments and still provide great value, Value City expanded its exclusive brand program using its and Retail Ventures' own private label brands, such as Leslie Fay, F.R. Trippler and Outdoor Outfitters. Value City has the ability to design and coordinate the fashion assortments controlling all aspects of the process. This business has grown substantially, from virtually nothing in 2004. Although this area is expected to continue its rapid growth, the primary emphasis of the store mix will remain on providing brand name merchandise at bargain prices, so the long term goal is to have private label brands become no more than 20% to 25% of the mix.

Supplier Relationships and Purchasing

Value City employs several different purchasing strategies. Up-front planned purchases occur in advance of the targeted season and represent a growing portion of overall merchandising needs. Value City purchases in-season merchandise opportunistically during the selling season when merchandise presents itself and the cost of the acquisition allows for sufficient retail markup. It has also started more aggressively to seek advantageous buying opportunities and sourcing overseas across all categories. Value City purchases overstocked or overproduced items from manufacturers and other retailers, including end-of-season, out-of-season and end-of-run merchandise and manufacturers' slight irregulars. From time to time, but less frequently than its historical practice, Value City purchases (i) all or substantially all of the inventories of financially distressed retailers and makes other special purchases and (ii) packaway merchandise. Packaway purchases are used as a method of sourcing branded and short supply closeout merchandise found in the market and warehousing these goods until the following season. Packaway merchandise lags the normal retail distribution by approximately one selling season and generally has a higher level of risk associated with it compared to other purchases.

An important factor in operations has been the relationships Value City has developed with select suppliers and its many years of experience in purchasing merchandise directly from manufacturers, vendors and other sources at prices substantially below those generally paid by conventional retailers. Value City believes our buyers have good relationships with suppliers that allow us to acquire the mix and quantities of merchandise we want and need. Value City purchases merchandise from more than 3,000 suppliers, none of which accounted for a material percentage of purchases during the past fiscal year. Except for greeting cards, bottled drinks and our program supplying merchandise next to the point of sale ("POS") register, there are no long-term or exclusive commitments to purchase merchandise from any one supplier. Most brand name merchandise manufacturers are open to selling merchandise to Value City for resale at our discounted prices as we provide a stable and known outlet. By selling their merchandise through our retail stores, Value City is able to assure these suppliers that the merchandise will be sold without disturbing their regular channels of distribution.

Value City cannot quantify the reduction in prices it pays for special purchases compared to the prices paid by competitors for similar purchases. However, we believe that such special purchases are made at prices sufficiently favorable to enable Value City to offer merchandise to our guests at very competitive prices while achieving initial markup goals.

Advertising and Promotion

Value City has committed substantial resources to advertising. In recent years, Value City has increased its advertising to 5% to 6% of net sales to retain and attract new customers. This temporary increase was done to build greater awareness of the brand and convince people to visit the store to see all of the merchandising improvements, using slogans such as "The Brands are Back" and "You gotta see the V." Once the awareness of the change has taken place and word of mouth begins to spread, it is expected that advertising will return to its historic levels.

Value City's promotional strategy is carefully planned and budgeted to include not only institutional and seasonal promotions, but also weekly storewide sales events highlighting recent buy-outs and other specially purchased brand name merchandise designed to maximize customer interest.

Value City uses a variety of advertising media, including print (primarily circulars), television, radio and direct mail and email marketing. Much of the emphasis in advertising has been placed on broadcast, since we believe it is a more effective medium for reaching people who are not currently loyal customers. To effectively use direct mail and its website, Value City has pursued increasing the size of Value City's customer database of mail and email addresses. This has primarily taken two forms, the Vplus loyalty card and Value City credit card programs. Vplus is a loyalty program that was initiated in 2005 in which customers sign up to become members. Members receive special communications and promotions not available to the general public, and this customer database is growing rapidly. There has also been an increased emphasis to encourage customers to sign up for the Value City private label credit card. At year end, there were approximately 1.8 million customers in the Vplus loyalty program and 0.4 million active customers in the private label credit card program.

In some cases, the arrangements Value City has with its suppliers prohibit Value City from mentioning the actual brand name of the product in its non-store advertising. The items can still be displayed in the ad, but without the brand name.

Stores

Store Location, Design and Operations. We believe Value City's customers are attracted to its stores principally by the wide assortment of quality items at substantial savings.

Our Value City stores are generally open from 9:30 a.m. until 9:30 p.m. Monday through Saturday and 11:00 a.m. until 6:00 p.m. on Sunday. All of the stores are located in leased facilities. Of the 113 Value City stores open as of February 3, 2007, 32 are freestanding, 56 are located in shopping centers and 25 are located in enclosed malls. Value City stores average approximately 88,000 square feet, with approximately 75% of the total area of each store representing selling space. The stores are generally laid out on a single level with central traffic aisles providing access to major departments. Each department strives to display and stock large quantities and assortments of merchandise, giving the store a full appearance. Value City believes its stores offer customers a convenient shopping experience.

All of our Value City stores are designed for self-service shopping, although sales personnel are available to help guests locate merchandise and to assist in the selection and fitting of apparel, jewelry and footwear. Value City's associate training programs are designed to assure that associates, known at Value City as "Team Members," maintain the highest level of professionalism and place guest service at the forefront. In all stores, a guest service desk is conveniently located, generally adjacent to the central checkout area. To promote the ease of checkout, we utilize point of sale scanning systems that expedite the checkout process by providing automated check and credit approval and price lookup. We accept all major credit cards and also provide a private label credit card program. We also maintain a reasonable return policy.

Our Value City stores are organized into separate geographic regions and districts, each with a territory or district manager. Territory and district managers are headquartered in their region and spend the majority of their time in their stores to ensure adherence to merchandising, operational and personnel standards. The typical staff for a Value City store consists of a store manager, an operations manager, one or more assistant managers and full and part-time hourly associates. Each store manager reports directly to one of the territory or district managers, and each of the territory or district managers reports to a Regional Vice President who in turn reports to the Senior Vice President of Store Operations.

Our Value City store managers are responsible on a day-to-day basis for the overall condition of their stores, guest relations, personnel hiring and scheduling, and all other operational matters arising in their stores. Each store manager is compensated, in part, based on the performance of the manager's store. Our store managers are an important source of information concerning local market conditions, trends and customer preferences.

Value City began updating its store layout in fiscal 2005, replacing rail racks with four-way fixtures and updated merchandise display tables to improve the visibility and appearance of our merchandise. Value City continued to update its visual merchandising in fiscal 2006 at all of its stores with new department locations and in-store signage.

Expansion. No new Value City stores were added in fiscal 2006 or 2005 and none are currently planned for fiscal 2007.

Distribution

Our distribution facilities are designed to enable us to prioritize the processing of merchandise on short notice and to deliver merchandise to stores. This allows our buyers to purchase merchandise very late in the season, when prices tend to be more favorable, and still deliver the merchandise to stores before the end of the season. At the same time, we are capable of devoting warehouse space to out-of-season goods for our Value City stores. Our ability to purchase and distribute our warehouse merchandise in substantial quantities has enabled us to offer high-quality merchandise to customers at prices significantly below usual retail prices. We believe that this ability distinguishes Value City from the typical discount or department store and provides it with a competitive advantage in making purchases as favorable opportunities arise.

We use five distribution centers located in Columbus, Ohio. Our distribution facilities utilize material handling equipment, including mechanized conveyor systems to separate and collate shipments to the stores. The aggregate area of the distribution facilities is approximately 2,040,000 square feet; however, use of multi-tier processing levels in some of the distribution centers increases the operating capacity by approximately 380,000 square feet. In 2005, we further consolidated operations, allowing Value City to eliminate excess capacity with the elimination of 260,000 square feet in an existing facility.

Merchandise is processed, ticketed and consolidated prior to shipment to the stores to ensure full-truck loads and minimize shipping costs. We lease our fleet of road tractors and approximately 70% of our semi-rig trailers with the remainder being owned. Our fleet makes the majority of all deliveries to the stores.

License Agreements

In connection with the reorganization completed in December 2004, Value City and DSW agreed to terminate the supply agreement pursuant to which Value City utilized DSW to operate the shoe departments in all the Value City stores. In fiscal 2006 and 2005, shoe departments in Value City were operated by Value City and its own Team Members. Retail Ventures Jewelry, Inc., a wholly-owned subsidiary of Retail Ventures, operates the jewelry departments in all Value City stores. The inter-company activity is eliminated in our consolidated financial statements. In a few stores, Value City licenses space to third party licensees. Licensees supply their own merchandise and generally supply their own store fixtures.

Value City operates a leased shoe department for Filene's Basement in the Downtown Crossing Boston location. The inter-company activity is eliminated in our consolidated financial statements.

Segment Seasonality

Value City customer traffic typically increases in the early spring, back-to-school and Christmas holiday seasons. These seasonal periods are critical to achieving Value City's annual operating targets.

Service Marks, Trademarks and Tradenames

The service mark "Value City" has been registered by SSC with the United States Patent and Trademark Office ("USPTO"). As of February 3, 2007, we had three department stores in Columbus, Ohio operating under the tradename "Schottenstein's," which has been registered by SSC in the State of Ohio. We are entitled to use such names for the sole purpose of operating department stores on an exclusive basis pursuant to a perpetual license from SSC. SSC also operates a chain of furniture stores under the name "Value City Furniture." We have also registered with the U.S. Patent and Trademark Office various trademarks used in our private label and marketing programs.

DSW

DSW's goal is to further strengthen its position as a leading specialty branded retailer of adult footwear in the United States. Since 1998, DSW has accelerated its expansion by investing in new stores, merchandise development, technology and its people to support further growth and to enhance its performance. In fiscal 2006, DSW generated $1.3 billion in net sales and $100.7 million in operating profit. Over the four-fiscal-year period ended February 3, 2007, DSW has grown its DSW store base, net sales and operating profit at compound annual rates of approximately 15.3%, 18.7% and 54.3%, respectively.

DSW operates leased shoe departments for three non-affiliated retailers and one affiliated retailer. DSW entered into supply agreements to merchandise the non-affiliated shoe departments in Stein Mart, Inc., or Stein Mart, Gordmans, Inc., or Gordmans, and Frugal Fannie's Fashion Warehouse, or Frugal Fannie's, stores as of July 2002, June 2004 and September 2003, respectively. On May 30, 2006, DSW entered into an Amended and Restated Supply Agreement (the "Agreement") to supply shoes to Stein Mart so that DSW is now the exclusive supplier of shoes to all Stein Mart stores that have shoe departments. DSW has operated leased shoe departments for Filene's Basement since its acquisition by Retail Ventures in March 2000. DSW owns the merchandise, records sales of merchandise net of returns and sales tax, owns the fixtures (except for Filene's Basement) and provides supervisory assistance in the covered locations. Stein Mart, Gordmans, Frugal Fannie's and Filene's Basement provide the sales associates. DSW pays a percentage of net sales as rent. As of February 3, 2007, DSW supplied merchandise to 267 Stein Mart stores, 62 Gordmans stores, one Frugal Fannie's store and 30 Filene's Basement stores. Beginning in fiscal 2006, DSW's leased shoe department segment has been supported by a store field operations group, a merchandising group and a planning and allocation group that are separate from the DSW stores segment.

Merchandising

Selection. DSW's goal is to excite its customers with a "sea of shoes" that fulfill a broad range of style and fashion needs. DSW believes that the typical store offers the largest selection of brand name and designer merchandise of any footwear retailer or typical department store in the nation. DSW purchases directly from more than 400 domestic and foreign vendors, primarily in-season footwear found in specialty and department stores and branded make-ups (shoes made exclusively for a retailer), with selection at each store geared toward the particular demographics of the location. A typical DSW store carries approximately 30,000 pairs of shoes in over 2,000 styles compared to a significantly smaller product offering at typical department stores. DSW also offers a complementary selection of handbags, hosiery and other accessories that appeal to its brand- and fashion-conscious customers.

DSW's merchandising group constantly monitors current fashion trends as well as historical sales trends to identify popular styles and styles that may become popular in the upcoming season. DSW tracks store performance and sales trends on a weekly basis and has a flexible incremental buying process that enables it to order styles frequently throughout each season, in contrast to department stores, which typically make one large purchase at the beginning of the season. To keep DSW products mix fresh and on target, DSW tests new fashions and actively monitors sell-through rates in its stores. DSW also aims to increase the quality and breadth of existing vendor offerings and identify new vendor opportunities. In addition to DSW merchandising initiatives, DSW will continue to invest in planning, allocation and distribution to continue to improve its inventory and markdown management.

Value. Through the DSW buying organization, DSW is able to provide its customers with high-quality, in-season fashions at prices that it believes are competitive with the typical sale price found at specialty retailers and department stores. DSW employs a consistent pricing strategy that typically provides its customers with the same price on its merchandise from the day it is received until it goes into DSW's planned clearance rotation. The DSW pricing strategy differentiates DSW from competitors who usually price and promote merchandise at discounts available only for limited time periods. DSW finds customers appreciate having the power to shop for value when it is most convenient for them, rather than waiting for a department store or specialty retailer to have a sale event. For easy comparison by DSW's customers DSW prominently displays their price and the corresponding vendor's suggested retail price for each pair of shoes

In order to provide additional value to shoe enthusiasts and other regular customers, DSW maintains a customer loyalty program for the DSW stores in which program members receive a future discount on qualifying purchases. This program offers additional savings to frequent shoppers and encourages repeat sales. Upon reaching the target-earned threshold, members receive certificates for these discounts which must be redeemed in six months.

Convenience. DSW believes it provides customers with the highest level of convenience based on DSW's belief that customers should be empowered to control and personalize their shopping experiences. DSW merchandise is displayed on the selling floor with self-service fixtures to enable customers to view and touch the merchandise. DSW stores are laid out in a logical manner that groups together similar styles such as dress, casual, seasonal and athletic merchandise. DSW believes this self-service aspect provides DSW customers with maximum convenience as they are able to browse and try on the merchandise without feeling rushed or pressured into making a decision too quickly.

Supplier Relationships and Purchasing

DSW believes it has good relationships with its vendors. DSW purchased merchandise directly from more than 400 domestic and foreign vendors as of February 3, 2007. DSW vendors include suppliers who either manufacture their own merchandise or supply merchandise manufactured by others, or both. Most of DSW's domestic vendors import a large portion of their merchandise from abroad. DSW has implemented quality control programs under which DSW buyers are involved in establishing standards for quality and fit according to which actual product is manufactured and the DSW store personnel examine incoming merchandise in regards to color, material and overall quality of manufacturing. As the number of DSW locations increases and its sales volumes grow, DSW believes there will continue to be adequate sources available to acquire a sufficient supply of quality goods in a timely manner and on satisfactory economic terms. During fiscal 2006, merchandise supplied by its three top vendors accounted for approximately 22% of its sales.

Advertising and Promotion

The marketing strategy for DSW focuses on communicating the selection, convenience and value offered by DSW through the use of television, radio and print media advertising as well as in-store promotions. DSW also maintains a gift card program with the intent to generate additional sales by reaching new customers.

During the third quarter of 2006 DSW re-launched its loyalty program, which included changing the name from "Reward Your Style" to "DSW Rewards," the points threshold to receive a certificate and the certificate amounts. The changes were designed to improve customer awareness, customer loyalty and DSW's ability to communicate with its customers. DSW target markets to "DSW Rewards" members throughout the year. DSW classifies these members by frequency and uses direct mail and on-line communications to stimulate further sales and traffic. As of February 3, 2007, over 7.3 million members enrolled in the "DSW Rewards" loyalty program had purchased merchandise in the previous two fiscal years, up from approximately 6.8 million members as of January 28, 2006. In fiscal 2006, approximately 66% of DSW store net sales were generated by shoppers in the loyalty program, up from approximately 60% of DSW store net sales in fiscal 2005.

Stores

Store Location, Design and Operations. Typical DSW stores are approximately 25,000 square feet, with over 85% of total square footage used as selling space. Most DSW stores are organized on a single level, which allows customers to view the entire store and product offering as they enter and move quickly to the area where their desired styles are located. Interiors are well-lit, with informative signage, and spacious aisles allow ease of movement throughout the store. Shoes in the stores are displayed in a logical manner that groups together similar styles such as dress, casual, seasonal and athletic merchandise. Clearance shoes are grouped by size and displayed on racks in the rear of the store. Of the 223 DSW stores open as of February 3, 2007, 191 are either freestanding or located in shopping centers, which provide customers with direct access to parking, and the remainder are in shopping malls or downtown locations. For added convenience, DSW stores have a centralized check-out, which aids customers in quickly locating the cashier for efficient processing. The stores are generally open from 10:00 a.m. until 9:00 p.m. on Monday through Saturday and 11:00 a.m. until 6:00 p.m. on Sunday. DSW maintains a reasonable return policy. All stores are located in leased facilities.

Store associates receive training to maximize the customer shopping experience in DSW's self-service environment. Training components consist of customer service, maintaining neat, clean and orderly store conditions for ease of shopping, efficient checkout process and friendly service. DSW also maintains a store management training program to develop the skills of management personnel and to provide an ongoing talent pool for future store expansion. DSW prefers to fill store management and field supervisor positions through internal promotions.

As of February 3, 2007, DSW stores are organized into the West, Central, Northeast and Southeast United States geographic regions. Each region is supported by a Regional Vice President or Director, who supervises senior district, district and area managers headquartered in the respective region, district or area. The Regional Vice Presidents and Directors spend the majority of their time in their stores to ensure adherence to merchandising, operational and personnel standards. The typical staff for a DSW store consists of a store manager and two assistant managers who supervise 15 to 25 full and part-time hourly associates. Each store manager reports directly to one of 35 district or area managers, each of whom in turn reports to one of four Regional Vice Presidents or Regional Directors who in turn report to the Senior Vice President of Store Operations. DSW store managers are responsible on a day-to-day basis for customer relations, personnel hiring and scheduling, and all other operational matters arising in the stores. Store managers are an important source of information concerning local market conditions, trends and customer preferences. DSW provides compensation bonuses to store managers which are largely based on store profitability and inventory control.

Expansion. DSW opened 29 new stores in fiscal 2006, and plans to open at least 30 additional stores in fiscal 2007. As of February 3, 2007, DSW has signed leases for 30 new stores that are scheduled to open in fiscal 2007 and fiscal 2008. DSW plans to open stores in both new and existing markets while expanding its store portfolio to include lifestyle and regional mall locations.

Based on an internal planning model created in fiscal 2005, DSW believes that it has the long-term potential to operate over 400 stores in the United States, including the 223 stores existing as of February 3, 2007. In general, the evaluation of new stores focuses on store size, configuration, location demographics, co-tenancy and lease terms. DSW's long-range planning model is based on an examination of each metropolitan area it currently serves or desires to serve. The objective of the analysis is to understand the demand for DSW's products in each market over time, and its ability to capture that demand. The analysis also looks at DSW's current penetration levels in the markets it serves, and its expected deepening of those penetration levels as DSW continues to grow the brand and become the shoe retailer of choice in the market.

After DSW approves a site, it negotiates lease terms and begins planning the store layout and design. DSW typically devotes approximately six weeks, from the time it takes possession, to prepare a store for its opening. During fiscal 2006, the average investment required to open a new DSW store was approximately $1.7 million per store. Of this amount, in fiscal 2006, gross inventory typically accounted for approximately $0.8 million, fixtures and leasehold improvements typically accounted for approximately $0.7 million (prior to tenant allowances) and pre-opening advertising and other pre-opening expenses typically accounted for approximately $0.2 million.

Distribution

DSW's primary distribution center is located in an approximately 700,000 square foot facility in Columbus, Ohio. The design of the distribution center facilitates the prompt delivery of priority purchases and fast-selling footwear to stores so they can take full advantage of each selling season. In January 2007, DSW implemented a distribution center bypass process which will result in improving speed-to-market for initial deliveries to stores on the West Coast. As part of this process, DSW has engaged a third party logistics service provider to receive orders originating from suppliers on the West Coast or imports entering the United States at a West Coast port of entry. These initial shipments are then shipped by this service provider to DSW pool points and onwards to the stores bypassing the Columbus distribution center facility. DSW will continue to evaluate expansion of this process for applicability in other parts of the country.

Leased Departments and Supply Agreements

DSW has operated leased shoe departments for Filene's Basement since March 2000. The inter-company activity is eliminated in our consolidated financial statements. Effective January 30, 2005, DSW updated and reaffirmed its contractual relationship with Filene's Basement. Under the new agreement, DSW owns the merchandise and provides supervisory assistance in all covered locations and receives a percentage of net sales as payment. Filene's Basement provides the fixtures and sales associates. As of February 3, 2007, DSW operated leased shoe departments in 30 Filene's Basement locations.

DSW had operated shoe departments in all the Value City stores prior to fiscal 2005. The inter-company activity was eliminated in our consolidated financial statements. In connection with the reorganization completed in December 2004, Value City and DSW agreed to terminate the supply agreement whereby Value City utilized DSW to operate the shoe departments in all the Value City stores. In fiscal 2005 and 2006, the shoe departments in Value City stores were operated by Value City.

As of February 3, 2007, DSW supplied merchandise to 267 Stein Mart stores, 62 Gordmans stores and one Frugal Fannie's store.

Segment Seasonality

DSW's business is subject to seasonal trends. DSW store net sales have typically been higher in spring and early fall, when its customers' interest in new seasonal styles increases. Unlike many other retailers, DSW has not historically experienced a large increase in net sales during its fourth quarter associated with the winter holiday season.

Service Marks, Trademarks and Tradenames

DSW has registered a number of trademarks and service marks in the United States and internationally, including DSW® and DSW Shoe Warehouse®. The renewal dates for these U.S. trademarks are April 25, 2015 and May 23, 2015, respectively. DSW believes that its trademarks and service marks, especially those related to the DSW concept, have significant value and are important to building name recognition. To protect the brand identity, DSW has also protected the DSW trademark in several foreign countries.

DSW also holds patents related to its unique store fixture, which gives DSW greater efficiency in stocking and operating those stores that have the fixture. DSW aggressively protects its patented fixture designs, as well as its packaging, store design elements, marketing slogans and graphics.

FILENE'S BASEMENT

Filene's Basement's mission is to be the premiere destination for discriminating, high-end, value-driven shoppers for their fashion needs. Filene's Basement strives to provide the best selection of stylish, high-end designer and famous brand name merchandise at surprisingly affordable prices in men's and women's apparel, jewelry, shoes, accessories and home goods. Filene's Basement stores have a large selection of upscale designer and better-branded merchandise, including couture items imported directly from the fashion capitals of Europe. Famous for its unique bridal dress promotions, now hailed as the "Running of the Brides"™, Filene's Basement believes that it is also unique in its offering of great fashion, high quality and extraordinary prices.

Merchandising

Designer and Famous Brand Merchandise. Filene's Basement stores offer designer and famous name brand apparel, home goods and accessories. The merchandise represents a focused assortment of fashionable, nationally recognized men's and women's apparel, shoes, handbags and other accessories, fine jewelry, fragrances, giftware and home goods bearing prominent designers' and manufacturers' names. Branded merchandise constitutes most of the product line. Filene's Basement believes that up-front purchasing will promote a reliable flow of branded merchandise to its stores for opening season assortments in February and August. Filene's Basement now places a significant portion of its purchases up front. It also has become more aggressive in placing purchases of make-up goods in Europe, such as sweaters, knits and cold weather goods. The remaining branded goods are obtained through opportunistic purchases from a diverse group of quality manufacturers and vendors, including direct imports from some of the most prominent European designers.

Value Pricing. With the exception of special event merchandising and some promotions, Filene's Basement offers everyday low pricing in key fashion categories. The Filene's Basement customer base has a high fashion I.Q. and recognizes the value in what is being offered and the need to purchase or risk losing unique items because of the changing nature of the assortment. This allows Filene's Basement to eliminate some of the expenses associated with a larger sales floor labor force and heavy promotional activity to keep prices low. The exception is the historic flagship Downtown Crossing Boston store that is scheduled to temporarily close while undergoing building renovations. This store uses an automatic markdown policy, where the longer a product remains in the store, the lower its price becomes.

There are several factors which allow Filene's Basement to achieve its value pricing. First, it has excellent, longstanding relationships with its suppliers. This makes Filene's Basement a preferred choice for vendors with designer and famous brand overruns, department store cancellations and unmet volume objectives. These vendors understand that goods will be sold in an environment that supports the stature of their brands. Second, Filene's Basement imports directly from Europe, cutting out middleman costs. Third, Filene's Basement understands the market for these high-end brands well and finds numerous up-front and opportunistic buying opportunities.

Supplier Relationships and Purchasing

Because of the longstanding relationships Filene's Basement has with vendors, it receives quality buying opportunities at competitive prices. Filene's Basement purchases merchandise from more than 2,500 suppliers, none of which accounted for a material percentage of purchases during the past fiscal year.

Advertising and Promotion

Filene's Basement employs a multi-media approach to advertising, using print, broadcast direct mail/email and billboards. The primary method of communicating with the market throughout the year is via advertising in daily newspapers, typically quarter and half page ads. Direct mail and email communications have also been found to be effective and are becoming a growing part of the advertising mix. Filene's Basement offers gift cards and a private label credit card.

Filene's Basement is not typically an item advertiser. Instead, Filene's Basement focuses on promoting the Filene's Basement store as a brand. The intent is to build the reputation as being the primary value-based solution for fashion needs and desires, regardless of the item or the time of year. As a result, the customers gain confidence that whenever they visit Filene's Basement, they will find tremendous values on fashionable brands. A large part of this approach relies on promoting major events, the most famous of which is the Bridal Event. Brides-to-be line up in front of the store hours before the store opens - when the doors open, there is a stampede by the customers, now regularly hailed as the "Running of the Brides,"™ to get their hands on a designer wedding gown at a significantly reduced price before the selection runs out. The event is so unique and interesting that the event gets significant free media coverage in every market where the promotion is held. Other major events include a prom gown promotion, a men's suit promotion and end-of-season clearance events. These events are not only effective during the time of the promotion, but also helps establish the reputation for Filene's Basement as a leader in these categories year-round.

Since the events are not item specific, Filene's Basement creates a distinctive look to the print advertising by using fashion illustrations rather than photography. This enhances the impression that Filene's Basement deals in designer merchandise, since the illustrations look similar to designer drawings.

By not emphasizing item-based advertising, Filene's Basement can avoid the high expense of running large weekly circulars. As of 2005, it began issuing item-based catalogs. Here, the intent is more to emphasize the breadth of the branded offering rather than to sell individual items. As a result, Filene's Basement's advertising as a percent of net sales is relatively low, typically around 2.5%, excluding grand openings.

Stores

Store Location, Design and Operations. Most of our Filene's Basement stores are located in leased facilities within suburban areas, near large residential neighborhoods, and average approximately 31,000 square feet of selling space per store (approximately 45,000 square feet of total space per store). The Downtown Crossing Boston location and stores in New York, Chicago, Atlanta and Washington D.C. are located in urban areas. As of February 3, 2007, Filene's Basement operated 30 branch stores, in addition to our Downtown Crossing Boston location, in eight states and the District of Columbia. The branch stores are designed to be convenient and attractive in their merchandise presentation, dressing rooms, checkouts and customer service areas. Their merchandise mix is similar to that of the Boston flagship store. The branch stores do not operate under the Automatic Markdown Plan, although markdowns are taken as required.

Our Filene's Basement Downtown Crossing Boston store is a landmark institution recognized by generations of New England families and visitors as a source of quality off-price men's and women's merchandise. The Downtown Crossing location will temporarily cease operations in the fall of 2007, due to the extensive renovation planned for the host building by the building's new owner, and when the renovation is completed will resume operations in the spring of 2009. Our Filene's Basement Downtown Crossing Boston store currently subleases 178,000 square feet (approximately 65,300 square feet of selling space) on four floors; when the new space is available, the store premises will be 128,000 square feet on five floors. The sublease has been amended to extend its term, and now terminates in 2024 with rights on behalf of Filene's Basement to extend until 2044. The Downtown Crossing Boston store generated approximately 12.9% and 15.1% of Filene's Basement's segment sales during fiscal 2006 and 2005, respectively. During the time the store is closed, the Company does not believe it will have a material impact to the segment's result of operations.

All of Filene's Basement stores are designed for self-service shopping, although fine jewelry counters maintain a dedicated staff and sales personnel are available to help customers locate merchandise and to assist in the selection and fitting of apparel and footwear. In all stores, a customer service desk is conveniently located generally adjacent to the central checkout area. To promote the ease of checkout we utilize point of sale scanning systems that expedite the checkout process by providing automated check and credit approval and price lookup. Sales associates are trained to create a "customer-friendly" environment. Filene's Basement accepts all major credit cards, and also provides a private label credit card program. Filene's Basement maintains a reasonable return policy in the branch stores of 30 days and in the Downtown Crossing Boston location of 14 days.

Our Filene's Basement stores' typical staff consists of a general manager, an assistant store manager, merchandising group managers and full and part-time associates. Typically, general managers report to a Regional Vice President who in turn reports to the Executive Vice President, Stores & Operations.

Filene's Basement store managers are responsible on a day-to-day basis for customer relations, personnel hiring and scheduling, and all other operational matters arising in the stores. Each store manager is compensated, in part, based on the performance of the manager's store. The store managers are an important source of information concerning local market conditions, trends and customer preferences. Filene's Basement prefers to fill management positions through promotion of existing associates.

Expansion. We plan to open approximately six new Filene's Basement stores and reopen a fully remodeled store during fiscal 2007. Typical new stores are expected to have a gross square footage of approximately 32,000 to 38,000 square feet. Sites will tend to be in urban and key suburban locations. Based upon our experience, we estimate the average cost of opening a new Filene's Basement store is approximately $4.8 million including leasehold improvements, fixtures, inventory, pre-opening expenses and other costs. Preparations for opening a Filene's Basement store generally take nine weeks. We charge pre-opening expenses to operations as incurred.

We continually update our stores by changing the merchandise displays and in-store signage. The annual cost of refurbishing on a per store basis is generally not substantial and is treated as on-going cost of operations.

Distribution

Filene's Basement's merchandise is processed and distributed from a 457,000 square foot leased distribution facility situated on 32.8 acres with adjacent rail service in Auburn, Massachusetts, outside of metropolitan Boston, Massachusetts. In 2005, the Auburn distribution center was upgraded to accommodate the current volume of business and the anticipated growth in new stores.

Filene's Basement plans to invest capital dollars in the 2007 fiscal year to further improve the existing facility.

We have a dedicated contract carrier that manages the fleet of road tractors and our semi-trailers. Our contract carrier makes the majority of all deliveries to the stores.

License Agreements and Leased Departments

Filene's Basement licenses cosmetics and certain other incidental departments to independent third parties. The aggregate annual license fees for the 2006 fiscal year were approximately $1.4 million. Filene's Basement also uses DSW to supply the in-store shoe departments on a leased department basis in 30 of its stores; the Value City shoe operation supplies the in-store shoe department to the Downtown Crossing Boston Filene's Basement store. Retail Ventures Jewelry, Inc., a wholly owned subsidiary of Retail Ventures, operates the jewelry departments in all Filene's Basement stores. The inter-company activity is eliminated in our consolidated financial statements.

Third party licensees supply their own merchandise and generally supply their own store fixtures. In most instances, licensees utilize Filene's Basement associates to operate their departments and reimburse Filene's Basement for all associated costs. Leased departments are operated under the general supervision of Filene's Basement and licensees are required to abide by its policies with regard to pricing, quality of merchandise, refunds, store hours and associate conduct. Leased departments complement the operations of the stores and facilitate the uniformity of the in-store merchandising strategy.

DSW has operated leased shoe departments for Filene's Basement since March 2000. Effective as of January 30, 2005, DSW updated and reaffirmed its contractual arrangement with Filene's Basement. Under the new agreement, DSW owns the merchandise, records sales of merchandise net of returns and sales tax, and provides supervisory assistance in all covered locations and pays a percentage of net sales as rent. Filene's Basement provides the fixtures and sales associates. In three of these locations, Filene's Basement licenses and uses the name DSW in connection with the leased shoe department. This intercompany activity is eliminated in our consolidated financial statements.

Segment Seasonality

Filene's Basement customer traffic typically increases in the spring, fall and Christmas holiday season.

Service Marks, Trademarks and Tradenames

Filene's Basement has an exclusive, perpetual, worldwide, royalty free license to use the name Filene's Basement and Filene's Basement of Boston trademark and service mark registrations, as well as certain other tradenames. Filene's Basement's exclusive licensee status with respect to these registered marks has been recorded with the USPTO and relevant state offices. Other trademarks and tradenames used by Filene's Basement have been protected as well.

RVI Management Information and Control Systems

We believe a high level of automation is essential to maintaining and improving our competitive position. We rely upon computerized systems to provide information at all levels for all of our segments, including warehouse operations, store billing, inventory control, merchandising and automated accounting. We utilize registers with full scanning capabilities to increase speed and accuracy at customer checkouts and facilitate inventory restocking. We utilize automated distribution center systems to track and control the receipt, processing, storage and shipping of product to the stores.

Value City. The JDA merchandise management system and accounts payable system were implemented during fiscal 2006 for the hardlines and softlines businesses replacing legacy systems. Secondly, the Lawson suite was implemented during the first quarter of 2006 for general ledger, accounts payable, fixed assets, HR, payroll, benefits and procurement systems. Lastly, new Kronos time clocks and new time and attendance software was implemented in the distribution centers and stores during fiscal 2006. Value City systems run on two AS/400's and open systems computers. In mid-2005, Value City implemented high quality printers in all of its stores to enhance in store signage. This allows the stores to produce higher quality color signing on a timelier basis. In addition, during fiscal 2005, Value City customers were able to open a new Value City credit card at all of its POS registers. The Vplus customer loyalty program was launched in the fall of 2005 to improve the customer relationship and experience. An automatic replenishment capability began in 2005 to improve the in-stock position in the stores for "basics" programs. Additionally, in 2005 Value City implemented a fraud detection program to reduce losses. Fiscal 2005 was a year where significant systems development and testing took place in preparation of several major implementations.

In the fourth quarter of fiscal 2005, Value City launched the Vplus customer loyalty program which provides enrollment capabilities at the POS registers in every store.

DSW. In order to promote its continued growth, DSW has undertaken several major initiatives to build upon the merchandise management system and warehouse management systems that support DSW. An electronic data interchange ("EDI") project is underway to utilize product UPC barcodes and electronic exchange of purchase orders, Advance Shipment Notifications ("ASNs") and invoices with DSW's top vendors. As of February 3, 2007, approximately 80% of the DSW footwear product was processed using UPC barcodes which has reduced processing costs and improved flow of goods through the distribution center to the stores. EDI purchase orders and ASNs were piloted with key vendors in early 2004 and during fiscal 2006 accounted for over 55% of the shipments received from the vendors.

DSW utilizes POS registers with full scanning capabilities to increase speed and accuracy at customer checkouts and facilitate inventory restocking.

DSW uses enterprise data warehouse and customer relationship management software to manage the DSW customer loyalty program. This allows DSW to support, expand and integrate the DSW customer loyalty program with the POS system to improve the customer experience. In 2005, DSW implemented a fraud detection program to reduce losses. During fiscal year 2006, the customer loyalty program was re-launched with new customer offers and personalization capabilities in a continual effort to improve customer relationships and experiences.

Filene's Basement. Filene's Basement utilizes the JDA merchandise management system to track and manage merchandise inventory at its stores. A warehouse management system is used at the distribution center to process and distribute merchandise to the stores. Filene's Basement utilizes POS registers with full scanning capabilities to increase speed and accuracy at customer checkout and facilitate inventory restocking. An automatic replenishment capability began in 2005 to improve the in-stock position in the stores for "basics" programs. Filene's Basement systems run on an AS/400 and open systems computers.

Associates

The mission of the Company's human resource department includes ensuring the Company's business plans, organization structure, talent development and bench strength meet the Company's needs for employee effectiveness to improve quality of work product, superior customer service, shareholder value and our profit.

As of February 3, 2007, we had 17,342 associates across all segments of which 7,422 were full-time and the remaining balance were part-time. Approximately 950 of these associates in 21 stores are covered by collective bargaining agreements. We believe that, in general, we have satisfactory relations with our associates.

Competition

The retail industry is highly competitive. We compete with a variety of conventional and discount retail stores, including national, regional and local independent department and specialty stores, as well as with catalog operations, on-line providers, factory outlet stores and other off-price stores. Our Value City, DSW and Filene's Basement operating entities have different target customers and different strategies, but each focus on this basic principle: the value to the customer is the result of the quality of the merchandise in relationship to the price paid.

As a mid-tier value priced department store, Value City strives to provides its guests with exceptional value within a clean, convenient shopping environment. We differentiate ourselves through our Value City store format and the breadth of our product offering. Our large stores differ from most other off-price retailers that tend to operate substantially smaller stores focusing predominantly on either hard or soft goods. Our large Value City stores enable us to offer a broad range of brands and products.

In addition, because Value City purchases some of its inventory opportunistically, it competes for merchandise with other national and regional off-price apparel and discount outlets. Many of Value City's competitors handle identical or similar lines of merchandise and have comparable locations, and some have greater financial resources than Value City does.

Competitive factors important to Value City customers include fashion, value, merchandise selection, brand-name recognition and store location. Value City competes primarily on the basis of value, merchandise quality and selection. We believe Value City's competitive advantages include: our reputation in the marketplace; our now enhanced full-line merchandise and style offerings; our reputation for great value; and our broad range of brand names.

Value City and Filene's Basement provide perceived high value by offering easily recognized brand-name merchandise at discounted prices. We believe Filene's Basement's niche, however, is the top-tier of the off-price retailing category and its sales events help shape its image as having a special "cachet." We believe that Filene's Basement is more upscale than its off-price competitors and, in addition to its exclusive selection of prestige couture merchandise, carries a broader and more complete selection of better designer brands than the competition. Filene's Basement also offers a shopping environment that is typically more fashionable than its off-price competition.

DSW customers prefer the wide selection of on-trend merchandise compared to product offerings of typical traditional department stores, mall-based company stores, national chains, single-brand specialty retailers and independent shoe retailers because those retailers generally offer a more limited selection at higher average prices and in a less convenient format than DSW does. In addition, DSW believes that it successfully competes against competitors who have attempted to duplicate DSW's format.

Available Information

RVI electronically files reports with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxies and amendments to such reports. The public may read and copy any materials that RVI files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Additionally, information about RVI, including its reports filed with the SEC, is available through RVI's web site at http://www.retailventuresinc.com. Such reports are accessible at no charge through RVI's web site and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC. The reference to the

Company website address does not constitute incorporation by reference of the information contained on the website and that website information should not be considered part of this document.

ITEM 1A. RISK FACTORS.

Safe Harbor Under the Private Securities Litigation Reform Act of 1995

In addition to the other information in this Annual Report on Form 10-K, shareholders or prospective investors should carefully consider the following risk factors when evaluating RVI. If any of the events described below occurs, our business, financial condition and results of operations and future growth prospects could suffer.

We are exploring strategic alternatives for our Value City operations, including the possible sale of the division, which sale could disrupt our business and may unfavorably impact our future financial performance.

In December 2006 we announced that we are exploring strategic alternatives for the Value City operations, including a possible sale of the division. RVI has retained financial advisors to assist in this effort to enhance shareholder value. We also stated that there can be no assurance that this process will result in any specific transaction.

With any strategic alternative, including the possible sale of Value City, there are risks that future operating results could be unfavorably impacted if targeted objectives, such as cost savings, are not achieved or if other business disruptions occur as a result of implementing the strategic alternative or activities related to the strategic alternative. There is no assurance that any strategic alternative or possible sale of Value City that might be consummated will be at a price or on terms that are favorable to the Company. The strategic analysis process may also make it more difficult to attract or retain talented associates at Value City.

If we are unable to retain current and attract new customers to our Value City business segment, our results of operations, cash flow, financial condition and business could be materially adversely affected.

Our ability to execute our new management's strategy for the Value City segment is necessary to reverse the Value City downward sales trend we have experienced. This strategy includes acquiring the right mix of merchandise in our key fashion areas of women's and men's, acquiring in-season merchandise sooner in the season in complete runs (size and color) in recognizable brands and identifying the prevailing fashion trend. Our advertising and marketing efforts to retain and draw new customers will need to be focused on this strategy. The failure to influence the customers we have and draw in new customers may further reduce profitability, which could, in turn, have a material adverse impact on our business, financial condition, cash flow and results of operations.

We may be unable to open all the DSW and Filene's Basement stores contemplated by our growth strategy on a timely basis, and new stores we open may not be profitable or may have an adverse impact on the profitability of existing stores, either of which could have a material adverse effect on our business, financial condition, cash flow and results of operations.

We intend to open at least 30 DSW stores per year in each fiscal year from 2007 through 2010, and six Filene's Basement stores in fiscal 2007. However, we may not achieve our planned expansion on a timely and profitable basis or achieve results in new locations similar to those achieved in existing locations in prior periods. Our ability to open and operate new DSW and Filene's Basement stores successfully on a timely and profitable basis depends on many factors, including, among others, our ability to:

- identify suitable markets and sites for new store locations;
- negotiate favorable lease terms;
- build-out or refurbish sites on a timely and effective basis;
- obtain sufficient levels of inventory to meet the needs of new stores;
- obtain sufficient financing and capital resources or generate sufficient cash flows from operations to fund growth;
- successfully open new DSW and Filene's Basement stores in regions of the United States in which we currently have few or no stores;
- open new stores at costs not significantly greater than those anticipated;

- control the costs of other capital investments associated with store openings, including, for example, those related to the expansion of distribution facilities;
- hire, train and retain qualified managers and store personnel; and
- successfully integrate new stores into our existing infrastructure, operations and management and distribution systems or adapt such infrastructure, operations and systems to accommodate our growth.

As a result, we may be unable to open new stores at the rates expected or at all. If we fail to successfully implement our growth strategy, the opening of new stores could be delayed or prevented, could cost more than anticipated and could divert resources from other areas of our business, any of which could have a material adverse effect on our business, financial condition, cash flow and results of operations.

To the extent that we open new stores in our existing markets, we may experience reduced net sales in existing stores in those markets. As the number of our stores increases, our stores will become more concentrated in the markets we serve. As a result, the number of customers and financial performance of individual stores may decline and the average sales per square foot at our stores may be reduced. This could have a material adverse effect on our business, financial condition, cash flow and results of operations.

We intend to open new DSW and Filene's Basement stores at an increased rate compared to historical years, which could strain our resources and have a material adverse effect on our business and financial performance.

Our continued and future growth in our DSW and Filene's Basement segments largely depends on our ability to successfully open and operate new stores on a profitable basis. We intend to continue to open at least 30 new DSW stores per year in each fiscal year from fiscal 2007 through 2010, and expect to open approximately six new Filene's Basement Stores in fiscal 2007. As of February 3, 2007, we have signed leases for an additional 30 new DSW stores and four new Filene's Basement stores to be opened in fiscal 2007 and fiscal 2008. During fiscal 2006, the average investment required to open a typical new DSW store and Filene's Basement store was approximately $1.7 million and $4.8 million, respectively. This continued expansion could place increased demands on our financial, managerial, operational and administrative resources. For example, our planned expansion will require us to increase the number of people we employ, as well as to monitor and upgrade our management information and other systems and our distribution facilities. These increased demands and operating complexities could cause us to operate our business less efficiently, have a material adverse effect on our operations and financial performance and slow our growth.

The temporary cessation of operations at the Downtown Crossing Boston Filene's Basement store could lead to reduced sales when that location resumes operations.

The Downtown Crossing Boston Filene's Basement is the original, landmark Filene's Basement store. The Downtown Crossing store generated 12.9% and 15.1% of Filene's Basement segment sales during fiscal 2006 and 2005, respectively. Filene's Basement announced that it will temporarily cease operations at the Downtown Crossing location in the late summer or early Fall of 2007 due to the complex redevelopment of the building housing the original store. Filene's Basement will resume operations in the basement of the new development in the spring of 2009. The approximately 18-month temporary cessation of business in this Downtown Crossing store could result, upon its reopening, in reduced customer traffic and sales at this location.

DSW plans to invest in the development of an e-commerce business which may not be successful or could distract management from its core business.

DSW plans to invest in the development of an e-commerce business to sell shoes and related accessories through the world wide web. The development of such a business channel could cost more than expected, distract management from its core business, take business from its existing store base resulting in lower sales in DSW stores, or be unsuccessful. In the event that DSW spends more than anticipated, loses focus on its core business, cannibalizes its existing store base, or is unsuccessful in the development or execution of an e-commerce business, it may have a material adverse effect to its business, results of operations or financial results.

We rely on our good relationships with vendors and their factors which provide vendor financing to purchase brand name and designer merchandise at favorable prices. If these relationships were to be impaired, we may not be able to obtain a sufficient selection of merchandise at attractive prices, and we may not be able to respond promptly to changing fashion trends, either of which could have a material adverse effect on our competitive position, our business and financial performance.

We do not have long-term supply agreements or exclusive arrangements with any vendors (except for greeting cards, bottled drinks and a program for supplying merchandise at the register for our Value City stores), and, therefore, our success depends on maintaining good relations with our vendors in all business segments. Since our business is fundamentally dependent on selling brand name and designer merchandise at attractive prices, we must continue to obtain from our vendors a wide selection of this merchandise at favorable wholesale prices. Our growth strategy depends to a significant extent on the willingness and ability of our vendors to supply us with sufficient inventory to stock our stores, and of their factors to provide them with vendor financing. If we fail to continue to deepen and strengthen our relations with our existing vendors and their factors, or to enhance the quality of merchandise they supply us, and if we cannot maintain or acquire new vendors of in-season brand name and designer merchandise, this may limit our ability to obtain a sufficient amount and variety of merchandise at favorable prices, which could have a negative impact on our competitive position.

During fiscal 2006, merchandise supplied to our DSW segment by three key vendors accounted for in the aggregate approximately 22% of DSW's net sales. The loss or reduction in the amount of merchandise made available by any one of these key vendors could have a material adverse effect on our business.

We may be unable to anticipate and respond to fashion trends and consumer preferences in the markets in which we operate, which could materially adversely affect our business, financial condition, cash flow and results of operations.

Our merchandising strategy is based on identifying each region's customer base and having the proper mix of products in each store across our segments to attract its target customers. This requires us to anticipate and respond to numerous and fluctuating variables in fashion trends and other conditions in the markets in which our stores are situated. A variety of factors will affect our ability to maintain the proper mix of products in each store, including:

- variations in local economic conditions, which could affect our customers' discretionary spending;
- unanticipated fashion trends;
- our success in developing and maintaining vendor relationships that provide us access to in-season merchandise at attractive prices;
- our success in distributing merchandise to our stores in an efficient manner; and
- changes in weather patterns, which in turn affect consumer preferences.

If we are unable to anticipate and fulfill the merchandise needs of each region, we may experience decreases in our net sales and may be forced to increase markdowns in relation to slow-moving merchandise, either of which could have a material adverse effect on our business, financial condition, cash flow and results of operations.

Our operations are affected by seasonal variability.

Our operations have been historically seasonal, with a disproportionate amount of sales and a majority of net income occurring in the fall and Christmas selling seasons for Value City and Filene's Basement. DSW net sales have typically been higher in spring and early fall. As a result of seasonality, any factors negatively affecting us during these periods, including adverse weather, the timing and level of markdowns or unfavorable economic conditions, could have a material adverse effect on our financial condition, cash flow and results of operations for the entire year.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons in addition to seasonal factors, which could result in a decline in the price of our common shares.

Our business is sensitive to customers' spending patterns, which in turn are subject to prevailing regional and national economic conditions and the general level of economic activity. Our comparable store sales and quarterly results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. In addition to seasonal fluctuations, including weather patterns, a variety of other factors affect our comparable store sales and quarterly financial performance, including:

- changes in our merchandising strategy;
- timing and concentration of new store openings and related pre-opening and other start-up costs;
- levels of pre-opening expenses associated with new stores;

- changes in our merchandise mix;
- changes in and regional variations in demographic and population characteristics;
- timing of promotional events;
- actions by our competitors; and
- general United States economic conditions and, in particular, the retail sales environment.

Accordingly, our results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In the future, our financial performance may fall below the expectations of securities analysts and investors. In that event, the price of our common shares would likely decline.

Retail Ventures is a holding company and relies on its subsidiaries to make payments on its indebtedness and meet its obligations.

Retail Ventures is a holding company and all our operations are conducted through our subsidiaries. Therefore, we rely on the cash flow of our subsidiaries to meet our obligations, including our obligations under the PIES. The ability of these subsidiaries to distribute to Retail Ventures by way of dividends, distributions, interest or other payments (including intercompany loans) is subject to various restrictions, including restrictions imposed by the facilities governing our and our subsidiaries' indebtedness, and future indebtedness may also limit or prohibit such payments. In addition, the ability of our subsidiaries to make such payments may be limited by relevant provisions of the laws of their respective jurisdictions of organization.

We have debt which could have consequences if we were unable to repay the balances or interest due.

We have debt on our balance sheet which could have consequences if we were unable to repay the balances or interest due. For example, it could:

- limit our flexibility in planning for, or reacting to, changes in our industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt;
- limit our ability to seek and borrow additional funds; and
- expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operating activities or that future borrowings will be available to us under our credit facilities in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before maturity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Upon the occurrence of an event of default under our existing credit facilities, the lenders could elect to declare the applicable outstanding indebtedness due immediately and payable and terminate all commitments to extend further credit. We cannot be sure that our lenders would waive a default or that we could pay the indebtedness in full if it were accelerated.

VCDS's and DSW's secured revolving credit facilities could limit operational flexibility.

$275 Million Secured Revolving Credit Facility - The VCDS Revolving Loan

VCDS has entered into a $275 million secured revolving credit facility with a term expiring July 2009. Under this facility, RVI and certain of its wholly-owned subsidiaries are named as co-borrowers and/or co-guarantors. This facility is subject to a borrowing base restriction and provides for borrowings at variable interest rates based on the London Interbank Offered Rate, or LIBOR, the prime rate and the Federal Funds effective rate, plus a margin. VCDS's obligations under our secured revolving credit facility are secured by a lien on substantially all our personal property. In addition, the secured revolving credit facility contains usual and customary restrictive covenants relating to our management and the operation of our business. These covenants, among other things, restrict VCDS's ability to grant liens on its assets, incur additional indebtedness, open or close stores, pay cash dividends, enter into transactions with affiliates and merge or consolidate with another entity. These covenants could restrict VCDS's operational flexibility, and any failure to comply with these covenants or VCDS's payment obligations would limit VCDS's ability to borrow under the secured revolving credit facility and, in certain circumstances, may allow the lenders thereunder to require repayment.

$150 Million Secured Revolving Credit Facility - The DSW Revolving Loan

DSW has entered into a $150 million secured revolving credit facility with a term expiring July 2010. Under this facility, DSW and its subsidiary DSWSW, are named as co-borrowers. This facility is subject to a borrowing base restriction and provides for borrowings at variable interest rates based on the London Interbank Offered Rate, or LIBOR, the prime rate and the Federal Funds effective rate, plus a margin. DSW's obligations under its secured revolving credit facility are secured by a lien on substantially all their personal property and a pledge of DSW's shares of DSWSW. In addition, the secured revolving credit facility contains usual and customary restrictive covenants relating to the management and its operation of our business. These covenants, among other things, restrict DSW's ability to grant liens on DSW's assets, incur additional indebtedness, open or close stores, pay cash dividends and redeem DSW's stock, enter into transactions with affiliates and merge or consolidate with another entity. In addition, if at any time DSW utilizes over 90% of DSW's borrowing capacity under the facility, DSW must comply with a fixed charge coverage ratio test set forth in the facility documents. These covenants could restrict DSW's operational flexibility, and any failure to comply with these covenants or DSW's payment obligations would limit DSW's ability to borrow under the secured revolving credit facility and, in certain circumstances, may allow the lenders thereunder to require repayment.

Our stock price may fluctuate significantly, which could negatively affect the trading of our common shares.

The market price of our common shares has fluctuated significantly in the past and may likely continue to fluctuate in the future, which could negatively affect the trading of our common shares. Various factors and events have caused this fluctuation and are likely to cause the fluctuations to continue. These factors include, among others:

- developments related to DSW and fluctuations in the market price of DSW shares;
- quarterly variations in actual or anticipated operating results;
- changes by securities analysts in estimates regarding Retail Ventures;
- conditions in the retail industry;
- the condition of the stock market; and
- general economic conditions.

Our failure to retain our existing senior management team and to continue to attract qualified new personnel could materially adversely affect our business.

Our business requires disciplined execution at all levels of our organization to ensure that we continually have sufficient inventories of assorted brand name merchandise at below traditional retail prices. This execution requires an experienced and talented management team. If we were to lose the benefit of the experience, efforts and abilities of any of our key executive and buying personnel, our business could be materially adversely affected. We have entered into employment agreements with certain of these officers. Furthermore, our ability to manage our retail expansion will require us to continue to train, motivate and manage our employees and to attract, motivate and retain additional qualified managerial and merchandising personnel. Competition for these personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate profitably.

We may be unable to compete favorably in our highly competitive markets.

The off-price retail, department store and retail footwear markets are highly competitive with few barriers to entry. We compete against a diverse group of retailers, both small and large, including locally owned, regional and national department stores, specialty retailers, discount chains and off-price retailers. Some of our competitors are larger and have substantially greater resources than we do. Our success depends on our ability to remain competitive with respect to style, price, brand availability and customer service. The performance of our competitors, as well as a change in their pricing policies, marketing activities and other business strategies, could have a material adverse effect on our business, financial condition, cash flow, results of operations and our market share.

SSC and/or its affiliates may compete directly against us.

Corporate opportunities may arise in the area of potential competitive business activities that may be attractive to SSC and us in the area of employee recruiting and retention. Any competition could intensify if SSC acquired a business that carried an assortment of shoes or merchandise in these stores similar to those found in our stores, targeted customers similar to ours or adopted a similar business model or strategy for its shoe businesses. Given that RVI and DSW are not wholly-owned by SSC, SSC may be inclined to direct relevant corporate opportunities to its other affiliates rather than us.

SSC is under no obligation to communicate or offer any corporate opportunity to us. In addition, SSC has the right to engage in similar activities as us, do business with our suppliers and customers and employ or otherwise engage any of our officers or employees. SSC and its affiliates engage in a variety of businesses, including, but not limited to, business and inventory liquidations, real estate management and real estate acquisitions.

A decline in general economic conditions, or the outbreak or escalation of war or terrorist acts, could lead to reduced consumer demand for our merchandise.

Consumer spending habits, including spending for the merchandise that we sell, are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, prevailing interest rates, income tax rates and policies, consumer confidence and consumer perception of economic conditions. In addition, consumer purchasing patterns may be influenced by consumers' disposable income. A general slowdown in the U.S. economy or an uncertain economic outlook could adversely affect consumer spending habits.

Consumer confidence is also affected by the domestic and international political situation. The outbreak or escalation of war, or the occurrence of terrorist acts or other hostilities in or affecting the United States, could lead to a decrease in spending by consumers. In the event of an economic slowdown, we could experience lower net sales than expected on a quarterly or annual basis and be forced to delay or slow our retail expansion plans.

We rely on foreign sources for our merchandise, and our business is therefore subject to risks associated with international trade.

We purchase merchandise from domestic and foreign vendors. In addition, many of our domestic vendors import a large portion of their merchandise from abroad. For this reason, we face risks inherent in purchasing from foreign suppliers, such as:

- economic and political instability in countries where these suppliers are located;
- international hostilities or acts of war or terrorism affecting the United States or foreign countries from which our merchandise is sourced;
- increases in shipping costs;
- transportation delays and interruptions, including as a result of increased inspections of import shipments by domestic authorities;
- work stoppages;
- adverse fluctuations in currency exchange rates;
- laws of the United States affecting the importation of goods, including duties, tariffs and quotas and other non-tariff barriers;
- expropriation or nationalization;
- changes in local government administration and governmental policies;
- changes in import duties or quotas;

- compliance with trade and foreign tax laws; and
- local business practices, including compliance with local laws and with domestic and international labor standards.

We require our vendors to operate in compliance with applicable laws and regulations and our internal requirements. However, we do not control our vendors or their labor and business practices. The violation of labor or other laws by one of our vendors could have a material adverse effect on our business.

DSW and Filene's Basement each rely on a primary distribution center. The loss or disruption of either of these centralized distribution centers could have a material adverse effect on our business and operations.

Most of DSW's inventory is shipped directly from suppliers to a primary centralized distribution center in Columbus, Ohio, where the inventory is then processed, sorted and shipped to one of DSW's pool locations located throughout the country and then on to DSW stores. In the fourth quarter of fiscal 2006, DSW began operations of its West Coast bypass. Due to the short time of operation of the west coast bypass, DSW is unable to determine the long term success in mitigating the risk of loss or disruption of its centralized distribution center.

Inventory for Filene's Basement stores is processed and shipped from a primary distribution facility in Auburn, Massachusetts.

Our operating results depend on the orderly operation of our receiving and distribution process, which in turn depends on third-party vendors' adherence to shipping schedules and our effective management of our distribution facilities. We may not anticipate all the changing demands that our expanding operations in these two segments will impose on our receiving and distribution systems, and events beyond our control, such as disruptions in operations due to fire or other catastrophic events, labor disagreements or shipping problems, may result in delays in the delivery of merchandise to our stores.

While we maintain business interruption and property insurance, in the event a distribution center were to be shut down for any reason or if we were to incur higher costs and longer lead times in connection with a disruption at a distribution center, our insurance may not be sufficient, and insurance proceeds may not be timely paid to us.

We will require strong cash flows from our operations to support capital expansion, operations and debt repayment.

In order to fully implement our new strategy for our Value City segment, as well as implementing our expansion strategy for both the Filene's Basement and DSW segments, we will require strong cash flows from operations to support our capital expansion requirements, our general operating activities and to fund debt repayment and the availability of financing sources. Our inability to generate sufficient cash flows to support these activities or the lack of availability of financing in adequate amounts and on appropriate terms could adversely affect our financial performance or our earnings per share growth.

If we fail to execute our opportunistic buying and inventory management well, our business could be materially adversely affected.

We purchase some of the inventory for our Value City and Filene's Basement stores opportunistically with our buyers purchasing close to need. To drive traffic to the stores and to increase same store sales, the treasure hunt nature of the off-price buying experience requires continued replenishment of fresh high quality, attractively priced merchandise. While the practice of opportunistic buying enables our buyers to buy at the right time and price, in the quantities we need and into market trends, it places considerable discretion in our buyers. This discretion subjects us to risks that our buyers will miscalculate on the timing, quantity and nature of inventory flowing to the stores. We rely on our distribution infrastructure to support delivering goods to our stores on time. We must effectively and timely distribute inventory to stores, maintain an appropriate mix and level of inventory and effectively manage pricing and markdowns. Failure to acquire and manage our inventory well and to operate our distribution infrastructure effectively, can materially adversely affect our performance and our relationship with our customers.

If we do not attract and retain quality sales, distribution center and other associates in sufficient numbers as well as experienced buying and management personnel, our performance could be materially adversely affected.

Our performance is dependent on attracting and retaining a large and growing number of quality associates. Many of these associates are in entry level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation and changing demographics. In the event of increasing wage rates, if we do not increase our wages competitively, our customer service could suffer because of a declining quality of our workforce, or our earnings would decrease if we increase our wage rates. Further, our off-price model limits the market for experienced buying and management personnel and requires us to do significant internal training and development. Changes that adversely impact our ability to attract and retain quality associates could materially adversely affect our performance.

If our information systems do not operate and our new technologies are not implemented effectively, our business could be materially disrupted or our sales or profitability could be reduced.

The efficient operation of our business is dependent on information systems, including the ability to have them operated effectively and to successfully implement new technologies, systems, controls and adequate disaster recovery systems. The failure of our information systems to perform as designed or the failure to implement and operate them effectively could materially disrupt our business or subject us to liability and thereby harm our profitability.

We are reliant on our information systems and the loss or disruption of services could affect our ability to implement our growth strategy and have a material adverse effect on our business.

Our information systems are integral to efficiently operating our stores and in managing the operations of a growing store base at Filene's Basement. The capital and other expenditures required to keep our information systems operating at peak performance may be higher than anticipated and could strain our resources. In addition, any significant disruption of the data centers upon which we rely could have a material adverse affect on those operations dependent on those systems, most specifically, store operations, our distribution centers and our merchandising teams.

While we maintain business interruption and property insurance, in the event the data centers on which we rely are shut down, our insurance may not be sufficient to cover the impact to the business, or insurance proceeds may not be timely paid to us.

On December 5, 2006, we entered into an Amended and Restated Shared Services Agreement with DSW, effective as of October 29, 2006 (the "Amended Shared Services Agreement"). Under the terms of the Amended Shared Services Agreement, through BTS, we receive information technology services from BTS. RVI information technology associates are now employed by BTS. Through this agreement, DSW now provides the cash related to capital expense for information technology assets for RVI and its subsidiaries. DSW expects to recoup its expenditures by charging depreciation to RVI based on the expected lives of the assets.

We face security risks related to our electronic processing and transmission of confidential customer information. On March 8, 2005, we announced the theft of credit card and other purchase information related to DSW customers. This security breach could materially adversely affect our reputation and business and subject us to liability.

We rely on commercially available encryption software and on other technologies to provide security for processing and transmission of confidential customer information, such as credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments, including improper acts by third parties, could result in a compromise or breach of security measures we use to protect customer transaction data. Compromises of these security systems could have a material adverse effect on our reputation and business, and may subject us to significant liabilities and reporting obligations. A party who is able to circumvent our security measures could misappropriate our information, cause interruptions in our operations, damage our reputation and customers' willingness to shop in our stores and subject us to possible liability. We may be required to expend significant capital and other resources to protect against these security breaches or to alleviate problems caused by these breaches.

As previously reported, on March 8, 2005, Retail Ventures announced that it had learned of the theft of credit card and other purchase information from a portion of DSW customers. On April 18, 2005, Retail Ventures issued the findings from its investigation into the theft. The theft covered transaction information involving approximately 1.4 million credit cards and data from transactions involving approximately 96,000 checks.

DSW and Retail Ventures contacted and continue to cooperate with law enforcement and other authorities with regard to this matter. The Company is involved in several legal proceedings arising out of this incident, including two putative class action lawsuits, which seek unspecified monetary damages, credit monitoring and other relief. Each of the two lawsuits seeks to certify a different class of consumers. One of the lawsuits seeks to certify a nationwide class action that would include every consumer who used a credit card, debit card, or check to make purchases at DSW between November 2004 and March 2005 and whose transaction data was taken during the data theft incident. The other lawsuit seeks to certify classes of consumers that are limited geographically to consumers who made purchases at certain stores in Ohio.

In connection with this matter, DSW entered into a consent order with the Federal Trade Commission ("FTC"), which has jurisdiction over consumer protection matters. The FTC published the final order on March 14, 2006, and copies of the complaint and consent order are available from the FTC's Web site at http://www.ftc.gov and also from the FTC's Consumer Response Center, Room 130,

600 Pennsylvania Avenue, N.W., Washington, D.C. 20580. DSW has not admitted any wrongdoing or that the facts alleged in the FTC's proposed unfairness complaint are true. Under the consent order, DSW will pay no fine or damages. DSW has agreed, however, to maintain a comprehensive information security program and to undergo a biannual assessment of such program by an independent third party.

There can be no assurance that there will not be additional proceedings or claims brought against DSW in the future. DSW has contested and will continue to vigorously contest the claims made against us and will continue to explore our defenses and possible claims against others.

DSW estimates that the potential exposure for losses related to this theft, including exposure under currently pending proceedings, ranges from approximately $6.5 million to approximately $9.5 million. Because of many factors, including the development of information regarding the theft and recoverability under insurance policies, there is no amount in the estimated range that represents a better estimate than any other amount in the range. Therefore, in accordance with Financial Accounting Standard No. 5, *Accounting for Contingencies*, DSW has accrued a charge to operations in the first quarter of fiscal 2005 equal to the low end of the range set forth above, or $6.5 million. To our knowledge, no class action lawsuits brought by consumers alleging claims similar to those asserted in the putative class actions against DSW have been litigated against other merchants which have experienced similar data thefts. As the situation develops and more information becomes available to us, the amount of the reserve may increase or decrease accordingly. The amount of any such change may be material. As of February 3, 2007, the balance of the associated accrual for potential exposure was $3.2 million.

We continue to be dependent on DSW to provide us with key services for our business.

From 1998 until the completion of its IPO, DSW was operated as a wholly-owned subsidiary of Value City or Retail Ventures, and provided key services required for the operation of Retail Ventures' business. In connection with the DSW IPO, we entered into agreements with DSW related to the separation of our business operations from DSW including, among others, a master separation agreement and a shared services agreement. Under the terms of the amended and restated shared services agreement, which when signed became effective as of October 29, 2006, DSW provides several of our subsidiaries with key services relating to information technology services, planning and allocation support, distribution services and outbound transportation management, store design and construction management. The initial term of the shared services agreement will expire at the end of fiscal 2007 and will be extended automatically for additional one-year terms unless terminated by one of the parties. We expect some of these services to be provided for longer or shorter periods than the initial term. We believe it is necessary for DSW to provide these services for us under the shared services agreement to facilitate the efficient operation of our business.

Once the transition periods specified in the shared services agreement have expired and are not renewed, or if DSW does not or is unable to perform its obligations under the shared services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services because of financial or other constraints or be unable to timely implement substitute arrangements on terms that are favorable to us, or at all, which would have a material adverse effect on our business, financial condition, cash flow and results of operations.

We are controlled indirectly by Schottenstein Stores Corporation, whose interests may differ from our other shareholders.

As of February 3, 2007, SSC owned approximately 40.7% of the outstanding RVI Common Shares and beneficially owned approximately 51.5% (assumes issuance of (i) 8,333,333 RVI Common Shares issuable upon the exercise of conversion warrants, (ii) 1,388,752 RVI Common Shares issuable upon the exercise of term loan warrants, and, (iii) 685,417 RVI Common Shares issuable upon exercise of the term loan warrants) of the outstanding shares of Retail Ventures. SSC, a privately held corporation, is controlled by Jay L. Schottenstein, the Chairman of our Board of Directors, and members of his immediate family. Given its ownership interests, SSC will be able to control or substantially influence the outcome of all matters submitted to our shareholders for approval, including, the election of directors, mergers or other business combinations, and acquisitions or dispositions of assets. The interests of SSC may differ from or be opposed to the interests of our other shareholders, and its control may have the effect of delaying or preventing a change in control that may be favored by other shareholders.

Some of our directors and officers also serve as directors or officers of DSW, and may have conflicts of interest because they may own DSW Common Shares or options to purchase DSW Common Shares, or they may receive cash-based or equity-based awards based on the performance of DSW.

Some of our directors and officers also serve as directors or officers of DSW and may own DSW Common Shares or options to purchase DSW Common Shares, or they may be entitled to participate in the DSW incentive plans. Jay L. Schottenstein is our Chairman of the Board of Directors and Chairman of the Board of Directors of DSW; Heywood Wilansky is our President and Chief

Executive Officer and a director of DSW; Harvey L. Sonnenberg is a director of Retail Ventures and of DSW; Julia A. Davis is our Executive Vice President, General Counsel and Assistant Secretary, and previously served as Executive Vice President, General Counsel and Secretary of DSW until April 10, 2006; Steven E. Miller is Senior Vice President and Controller of both Retail Ventures and DSW; and James A. McGrady is our Executive Vice President, Chief Financial Officer, Treasurer and Secretary and is a Vice President of DSW. DSW's incentive plans provide cash-based and equity-based compensation to employees based on DSW's performance. These employment arrangements and ownership interests or cash-based or equity-based awards could create, or appear to create, potential conflicts of interest when directors or officers who own DSW Common Shares or stock options or who participate in the DSW incentive plans are faced with decisions that could have different implications for DSW than they do for us. These potential conflicts of interest may not be resolved in our favor.

Risk Factors Relating to Our PIES

PIES holders will bear the full risk of a decline in the market price of the DSW Class A Common Shares between the pricing date for the PIES and the exchange date.

The number of DSW Class A Common Shares (or, if we elect, the cash value thereof) that the PIES holders will receive upon exchange is not fixed, but instead will depend on the applicable market value, which is the average of the volume weighted average prices of DSW Class A Common Shares during the 20 consecutive trading day period ending on the third trading day immediately preceding the exchange date (or, if exchange is accelerated as a result of a cash merger or an event of default, during the 10 consecutive trading day period ending on the trading day immediately preceding the effective date of the cash merger or the date of acceleration, respectively). The aggregate market value of the DSW Class A Common Shares (or, the cash value thereof) deliverable upon exchange may be less than the principal amount of the PIES. Specifically, if the applicable market value of the DSW Class A Common Shares is less than $27.41, the aggregate market value of the DSW Class A Common Shares deliverable upon exchange will be less than $50.00, and the holders' investment in the PIES will result in a loss. Accordingly, the PIES holders will bear the full risk of a decline in the market price of the DSW Class A Common Shares. Any such decline could be substantial.

The opportunity for equity appreciation provided by an investment in the PIES is less than that provided by a direct investment in DSW Class A Common Shares.

The aggregate market value of the DSW Class A Common Shares the PIES holders receive on the exchange date (or, if we elect, the cash value thereof) will only exceed the principal amount of the PIES if the applicable market value of the DSW Class A Common Shares exceeds the threshold appreciation price of $34.95, which represents an appreciation of 27.50% over the initial price of $27.41. In this event, the PIES holders would receive on the exchange date 78.43% (which percentage is equal to the initial price of the DSW Class A Common Shares divided by the threshold appreciation price) of the value of the DSW Class A Common Shares that they would have received if they had made a direct investment in DSW Class A Common Shares. In addition, if the market value of DSW Class A Common Shares appreciates and the applicable market value is greater than the initial price but less than the threshold appreciation price, the aggregate market value of the DSW Class A Common Shares deliverable upon exchange would be only equal to the principal amount of the PIES and the PIES holders will realize no equity appreciation of the DSW Class A Common Shares.

The market price of the DSW Class A Common Shares, which may fluctuate significantly, may adversely affect the market price of the PIES.

We expect that generally the market price of DSW Class A Common Shares will affect the market price of the PIES more than any other single factor. The market price of the DSW Class A Common Shares will, in turn, be influenced by the operating results and prospects of DSW, by economic, financial and other factors and by general market conditions, including, among others:

- developments related to DSW;
- quarterly variations in DSW's actual or anticipated operating results;
- changes by securities analysts in estimates regarding DSW;
- conditions in the retail industry;
- the condition of the stock market;
- general economic conditions; and

- sales of DSW's Common Shares by its existing shareholders, including Retail Ventures, or holders of rights to purchase DSW Common Shares.

It is impossible to predict whether the market price of DSW Class A Common Shares will rise or fall over the life of the PIES. In addition, we expect that the market price of the PIES will be influenced by interest and yield rates in the capital markets, the dividend rate, if any, on DSW Class A Common Shares, the time remaining to the maturity of the PIES, our creditworthiness and the occurrence of certain events affecting DSW that do not require an adjustment to the exchange ratio. Fluctuations in interest rates in particular may give rise to arbitrage opportunities based upon changes in the relative value of the PIES and the DSW Class A Common Shares. Any such arbitrage could, in turn, affect the market prices of the PIES and the DSW Class A Common Shares.

The PIES may adversely affect the market price for DSW Class A Common Shares.

The market price of the DSW Class A Common Shares is likely to be influenced by the PIES. For example, the market price of the DSW Class A Common Shares could become more volatile and could be depressed by (a) investors' anticipation of the potential resale in the market of a substantial number of additional DSW Class A Common Shares received upon exchange of the PIES, (b) possible sales of DSW Class A Common Shares by investors who view the PIES as a more attractive means of equity participation in DSW than owning DSW Class A Common Shares and (c) hedging or arbitrage trading activity that may develop involving the PIES and DSW Class A Common Shares.

The adjustments to the exchange ratio do not cover all the events that could adversely affect the market price of the DSW Class A Common Shares.

The number of DSW Class A Common Shares that the PIES holders are entitled to receive on the exchange date (or, if we elect, the cash value thereof) is subject to adjustment for certain stock splits, stock combinations, stock dividends and certain other actions by DSW that modify its capital structure. However, other events, such as offerings by DSW of DSW Class A Common Shares for cash or in connection with acquisitions, which may adversely affect the market price of DSW Class A Common Shares, may not result in an adjustment. If any of these other events adversely affects the market price of DSW Class A Common Shares, it may also adversely affect the market price of the PIES.

PIES holders will have no rights with respect to DSW Class A Common Shares, but may be negatively affected by some changes made with respect to DSW Class A Common Shares.

Until the PIES holders acquire DSW Class A Common Shares upon exchange of the PIES, they will have no rights with respect to the DSW Class A Common Shares (including, without limitation, voting rights, rights to respond to tender offers or rights to receive any dividends or other distributions on the DSW Class A Common Shares, if any (other than through an exchange adjustment)) prior to the exchange date, but their investment may be negatively affected by these events. PIES holders will be entitled to rights with respect to the DSW Class A Common Shares only after we deliver the DSW Class A Common Shares on the exchange date and only if the applicable record date, if any, for the exercise of a particular right occurs after the date the holders receive the shares. For example, in the event that an amendment is proposed to the amended articles of incorporation or the amended and restated regulations of DSW requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the DSW Class A Common Shares, PIES holders will not be entitled to vote on the amendment, although they will nevertheless be subject to any changes in the powers, preferences or special rights of the DSW Class A Common Shares. If we elect to deliver only cash upon the exchange of the PIES, the holders will never be able to exercise any rights with respect to the DSW Class A Common Shares.

Our obligations under the PIES will be effectively junior to our other existing and future secured debt to the extent of the value of the assets securing that debt and effectively subordinate to the debt and other liabilities of our subsidiaries.

The PIES are effectively junior to our other existing and future secured debt to the extent of the value of the assets securing that debt, and effectively subordinate to the debt and other liabilities, including trade payables and preferred stock, if any, of our subsidiaries. A substantial part of our operations is conducted through our subsidiaries. Certain of our subsidiaries, including Value City and Filene's Basement, but not DSW or its subsidiaries, are borrowers and/or guarantors under our loan agreements, including the VCDS Revolving Loan (as defined herein). The obligations under the VCDS Revolving Loan are secured by a lien on substantially all the personal property of Retail Ventures and its wholly-owned subsidiaries, except that the assets of DSW and its subsidiaries do not secure this credit facility, and the common shares of DSW owned by Retail Ventures currently do not secure the VCDS Revolving Loan. The obligations under the VCDS Revolving Loan are also secured by leasehold interests on certain of the leasehold properties of Value City and Filene's Basement. The DSW Revolving Loan (as defined herein), is secured by substantially all the assets of DSW and DSWSW, including a pledge by DSW of the stock of DSWSW. Our intercompany note was secured by the capital stock of DSW and Filene's Basement held by Retail Ventures. Upon completion of the PIES offering, the lien on the capital stock of DSW and Filene's Basement that secured the intercompany note, as well as the lien on the capital stock of DSW that secured the Non-Convertible Loan (as defined herein), were released and the approximately $49.7 million remaining balance of the intercompany note was repaid. In addition, we made a payment of approximately $36.5 million on the VCDS Revolving Loan. We pledged sufficient DSW Common Shares to the collateral agent for the PIES to enable us to satisfy our obligations to deliver DSW Class A Common Shares upon exchange of the PIES, and sufficient DSW Common Shares will continue to be subject to liens and/or contractual obligations to enable us to satisfy our obligations to the warrantholders to deliver DSW Class A Common Shares upon exercise of the warrants. In addition, claims of unsecured creditors of such subsidiaries, including trade creditors, and claims of preferred shareholders, if any, of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Retail Ventures, including holders of the PIES. The PIES, therefore, are effectively subordinated to creditors, including trade creditors, and preferred shareholders, if any, of our subsidiaries.

The VCDS Revolving Loan requires that we obtain the prior consent of our senior lenders before making any payments of cash or other property with respect to the PIES, other than coupon payments, if these payments come from any source other than the collateral pledged with the collateral agent for the PIES. Accordingly, we would need to obtain the consent of our senior lenders to exercise our cash settlement option under the PIES or, in the event of a cash merger, to pay the present value of all future coupon payments, or, in the event of an acceleration, to pay the yield maintenance premium. We cannot provide any assurances that our senior lenders will provide any such consent.

The tax consequences of an investment in the PIES are uncertain.

Investors should consider the tax consequences of investing in the PIES. No statutory, judicial or administrative authority directly addresses the characterization of the PIES or instruments similar to the PIES for United States federal income tax purposes. As a result, significant aspects of the United States federal income tax consequences of an investment in the PIES are not certain. We are not requesting any ruling from the Internal Revenue Service with respect to the PIES and cannot assure PIES holders that the Internal Revenue Service will agree with the treatment described in this document. We intend to treat, and by purchasing a PIES, for all purposes PIES holders agree to treat, a PIES as a variable prepaid forward contract rather than as a debt instrument. We intend to report the coupon payments as ordinary income to PIES holders, but holders should consult their own tax advisor concerning the alternative characterizations.

Holders of the PIES are urged to consult their own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the PIES, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

In the event of our bankruptcy, the principal amount of the PIES would not represent a debt claim against us.

Certain events of bankruptcy, insolvency or reorganization relating to us or our significant subsidiaries (including, as to the date hereof, DSW) constitute automatic acceleration events that lead to the PIES becoming immediately due for exchange into DSW Class A Common Shares. In such event, although the accrued and unpaid coupons and yield maintenance premium would be due and payable in cash, the principal amount of the PIES would not represent a debt claim against us. In addition, while the delivery of DSW Class A Common Shares and cash in payment of the accrued and unpaid coupons and yield maintenance premium will occur, to the extent permitted by law, as soon as practicable, there may be a delay.

The secondary market for the PIES, if any, may be illiquid.

A secondary market for the PIES may not develop, or, if it does, it may be illiquid at the time the PIES holders may want to resell their PIES. The PIES will not be listed on any exchange. Because the PIES will not be listed, the market for the PIES may be less liquid than the market for similar listed securities. The secondary market may not provide enough liquidity to allow holders to trade or sell their PIES easily. Although the underwriter in connection with the PIES offering advised the Company that it then intended to make a market for the PIES, it is not obligated to do so, and it may discontinue any market-making at any time.

DSW has no obligations with respect to the PIES and does not have to consider PIES holders' interests for any reason.

DSW has no obligations with respect to the PIES. Accordingly, DSW is not under any obligation to take the PIES holders' interests or Retail Ventures' interests into consideration for any reason. DSW did not receive any of the proceeds of the PIES offering and did not participate in the determination of the quantities or prices of the PIES or the determination or calculation of the number of shares (or, if Retail Ventures elects, the cash value thereof) that the PIES holders will receive at maturity. DSW is not involved with the administration or trading of the PIES.

PIES holders should carefully consider the risk factors relating to DSW.

Holders of the PIES should carefully consider the information contained under the heading "Risk Factors" in the DSW prospectus relating to the PIES offering as well as factors previously disclosed under the caption "Risk Factors" in DSW's 2006 Annual Report on Form 10-K and other periodic reports. The DSW prospectus and periodic reports do not constitute a part of this Annual Report, nor are they incorporated into any of RVI's periodic reports by reference.

ITEM 1B.UNRESOLVED STAFF COMMENTS. None.

ITEM 2. PROPERTIES.

Set forth in the following table are the locations of stores we operated as of February 3, 2007:

	Value City	DSW	Filene's Basement	Total
Alabama		1		1
Arizona		5		5
California		21		21
Colorado		6		6
Connecticut		3		3
Delaware	3	1		4
Florida		16		16
Georgia	4	8	1	13
Illinois	16	10	3	29
Indiana	7	6		13
Iowa		1		1
Kansas		2		2
Kentucky	4			4
Maine		1		1
Maryland	8	7	3	18
Massachusetts		9	9	18
Michigan	9	12		21
Minnesota		7		7
Missouri	6	4		10
Nebraska		1		1
Nevada		3		3
New Hampshire		1		1
New Jersey	6	8	1	15
New York		18	7	25
North Carolina	1	4		5
Ohio	22	12	2	36
Oklahoma		1		1
Oregon		1		1
Pennsylvania	18	11	2	31
Rhode Island		1		1
Tennessee	1	3		4
Texas		23		23
Utah		1		1
Virginia	4	10		14
Washington		1		1
Washington D.C.			3	3
West Virginia	4			4
Wisconsin		4		4
	113	223	31	367

We maintain buying offices in Columbus, Ohio, a suburb of Boston, Massachusetts, and New York, New York. Our principal RVI executive offices occupy approximately 45,000 square feet in a building in Columbus, Ohio which includes a Value City store and also serves as one of our apparel distribution centers. DSW's principal executive offices are also located on the site of its main warehouse and distribution facility in Columbus, Ohio.

We operate six warehouse/distribution complexes located in Columbus, Ohio and one distribution facility in Auburn, Massachusetts. In January 2007, DSW implemented a distribution center bypass process which will result in improving speed-to-market for initial deliveries to stores on the West Coast. As part of this process, DSW has engaged a third party logistics service provider to receive orders originating from suppliers on the West Coast or imports entering the United States at a West Coast port of entry. These initial shipments are then shipped by this service provider to DSW's pool points and onwards to the stores bypassing DSW's primary Columbus distribution center facility. In addition, to expedite the flow of merchandise to certain clusters of stores, we use third party processors and utilize vendor direct shipments where such use is advantageous. Our warehouse and distribution facilities for our Value City, DSW and Filene's Basement businesses are adequate for our current needs and we believe that such facilities, with certain modifications and additional equipment, will be adequate for our foreseeable future demands. Filene's Basement plans to invest capital dollars in the 2007 fiscal year to further improve its existing facilities.

The stores and all of the warehouse and distribution, buying and executive office facilities are leased or subleased. The Company has several leasing agreements with SSC and affiliates of SSC. Under a Master Lease Agreement, as amended, the Company leases four store locations owned by SSC, and also leases or subleases from SSC or affiliates of SSC 42 store locations, four warehouse facilities, one office space and a parcel of land The remaining stores and warehouses are leased from unrelated entities. Most of the store leases provide for an annual rent based upon a percentage of gross sales, with a specified minimum rent.

ITEM 3. LEGAL PROCEEDINGS.

As previously reported, on March 8, 2005, Retail Ventures announced that it had learned of the theft of credit card and other purchase information from a portion of DSW customers. On April 18, 2005, Retail Ventures issued the findings from its investigation into the theft. The theft covered transaction information involving approximately 1.4 million credit cards and data from transactions involving approximately 96,000 checks.

DSW and Retail Ventures contacted and continue to cooperate with law enforcement and other authorities with regard to this matter. The Company is involved in several legal proceedings arising out of this incident, including two putative class action lawsuits, which seek unspecified monetary damages, credit monitoring and other relief. Each of the two lawsuits seeks to certify a different class of consumers. One of the lawsuits seeks to certify a nationwide class that would include every consumer who used a credit card, debit card, or check to make purchases at DSW between November 2004 and March 2005 and whose transaction data was taken during the data theft incident. The other lawsuit seeks to certify classes of consumers that are limited geographically to consumers who made purchases at certain stores in Ohio.

In connection with this matter, DSW entered into a consent order with the Federal Trade Commission ("FTC"), which has jurisdiction over consumer protection matters. The FTC published the final order on March 14, 2006, and copies of the complaint and consent order are available from the FTC's Web site at http://www.ftc.gov and also from the FTC's Consumer Response Center, Room 130, 600 Pennsylvania Avenue, N.W., Washington, D.C. 20580.

DSW has not admitted any wrongdoing or that the facts alleged in the FTC's proposed unfairness complaint are true. Under the consent order, DSW will pay no fine or damages. DSW has agreed, however, to maintain a comprehensive information security program and to undergo a biannual assessment of such program by an independent third party.

There can be no assurance that there will not be additional proceedings or claims brought against DSW in the future. DSW has contested and will continue to vigorously contest the claims made against DSW and will continue to explore our defenses and possible claims against others.

DSW estimates that the potential exposure for losses related to this theft, including exposure under currently pending proceedings, ranges from approximately $6.5 million to approximately $9.5 million. Because of many factors, including the development of information regarding the theft and recoverability under insurance policies, there is no amount in the estimated range that represents a better estimate than any other amount in the range. Therefore, in accordance with Financial Accounting Standard No. 5, *Accounting for Contingencies*, DSW accrued a charge to operations in the first quarter of fiscal 2005 equal to the low end of the range set forth above, or $6.5 million. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly. The amount of any such change may be material. As of February 3, 2007, the balance of the associated accrual for potential exposure was $3.2 million.

The Company is involved in various other legal proceedings that are incidental to the conduct of its business. The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. The Company records its best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss, the Company records the minimum estimated liability related to the claim. In the opinion of management, the amount of any liability with respect to these legal proceedings will not be material. As additional information becomes available, the Company assesses the potential liability related to its pending litigation and revises the estimates. Revisions in the Company's estimates and potential liability could materially impact its results of operations and financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS. None.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common shares are listed for trading under the ticker symbol "RVI" on the New York Stock Exchange. The following table sets forth the high and low sales prices of our common shares as reported on the NYSE Composite Tape during the periods indicated. As of March 31, 2007, there were 984 holders of record of our common shares.

	High	Low
Fiscal 2005:		
First Quarter	$ 10.25	$ 6.60
Second Quarter	14.34	9.80
Third Quarter	14.12	8.95
Fourth Quarter	14.03	10.02
Fiscal 2006:		
First Quarter	$ 16.60	$ 12.35
Second Quarter	18.00	14.31
Third Quarter	17.50	13.61
Fourth Quarter	20.47	15.29
Fiscal 2007:		
First Quarter (through March 31, 2007)	$ 21.69	$ 19.12

Retail Ventures made no purchases of its common shares during the fourth quarter of the 2006 fiscal year.

We have paid no cash dividends in the two most recent fiscal years and we do not anticipate paying cash dividends on our common shares during fiscal 2007. Presently we expect that all of our future earnings will be retained for development of our businesses. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition and general business conditions. Each of the Companies' credit facilities restricts the payment of dividends by the Company or any affiliate of the borrower or guarantor, other than dividends paid in stock of the issuer or paid to another affiliate, and cash dividends can only be paid to the Company by its subsidiaries up to the aggregate amount of $5.0 million less the amount of any borrower advances made to the Company by any subsidiaries. The Company and its subsidiaries are also restricted from issuing "dividend notes" or similar instruments unless the Company's several lenders have agreed on how such "dividend notes" or similar instruments would be treated for collateral purposes. The Company's credit facilities are more fully explained in Item 7A on page 51 of this Annual Report.

PERFORMANCE GRAPH

The following graph compares the performance of the Company with that of the Standard & Poor's General Merchandise Stores Index and the Russell 2000 Index, both of which are published indexes. This comparison includes the period beginning February 2, 2002 through February 3, 2007.

The Standard & Poor's General Merchandise Stores Index is published weekly in the Standard & Poor's Statistical Service and the index value preceding each fiscal year end has been selected for purposes of this comparison. The Russell 2000 Index is a capitalization-weighted index of domestic equity securities traded on the New York and American Stock Exchanges and the NASDAQ that measures the performance of the 2,000 smallest companies in the Russell 3000 Index.

The comparison of the cumulative total returns for each investment assumes that $100 was invested on February 2, 2002, and that all dividends earned theron were reinvested.


Comparison of Cumulative Five Year Total Return
$500
$400
$300
$200
$100
$0
2/2/02
2/1/03
1/31/04
1/29/05
1/28/06
2/3/07
RETAIL VENTURES, INC.
RUSSELL 2000
S&P 500 GENERAL MERCHANDISE STORES

Company / Index	02-Feb-02	01-Feb-03	31-Jan-04	29-Jan-05	28-Jan-06	03-Feb-07
RETAIL VENTURES, INC.	$100.00	$45.03	$138.34	$152.66	$294.00	$466.28
RUSSELL 2000	$100.00	$78.62	$124.25	$132.64	$160.30	$179.31
S&P GENERAL MERCHANDISE STORES	$100.00	$78.29	$108.17	$128.95	$134.59	$158.32

ITEM 6. SELECTED FINANCIAL DATA.

The following table sets forth for the periods indicated various selected financial information. Such selected consolidated financial data should be read in conjunction with the consolidated financial statements of Retail Ventures, Inc. including the notes thereto, set forth in Item 8 of this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" set forth in Item 7 of this Annual Report on Form 10-K.

	For the Fiscal Year Ended (1)				
	February 3, 2007	January 28, 2006	January 29, 2005	January 31, 2004	February 1, 2003
	(dollars in thousands, except per share amounts and net sales per selling square foot)				
Net sales	$ 3,067,658	$ 2,913,371	$ 2,739,631	$ 2,594,206	$ 2,450,719
Operating profit before change in fair value of derivative instruments (2)	$ 81,513	$ 7,218	$ 6,685	$ 31,658	$ 36,706
Change in fair value of derivative instruments	$ (175,955)	$ (144,209)			
Operating (loss) profit	$ (94,442)	$ (136,991)	$ 6,685	$ 31,658	$ 36,706
Loss before cumulative effect of accounting change	$ (150,913)	$ (183,418)	$ (19,448)	$ (5,219)	$ (2,357)
Cumulative effect of accounting change					$ (2,080)
Net loss	$ (150,913)	$ (183,418)	$ (19,448)	$ (5,219)	$ (4,437)
Basic loss per share before cumulative effect of accounting change	$ (3.35)	$ (4.75)	$ (0.57)	$ (0.15)	$ (0.07)
Cumulative effect of accounting change					$ (0.06)
Basic and diluted loss per share	$ (3.35)	$ (4.75)	$ (0.57)	$ (0.15)	$ (0.13)
Total assets	$ 1,267,217	$ 1,086,574	$ 976,426	$ 860,592	$ 828,126
Working capital	$ 274,439	$ 184,961	$ 233,568	$ 227,665	$ 174,971
Current ratio	1.45	1.33	1.65	1.84	1.57
Long-term obligations	$ 265,783	$ 165,995	$ 343,375	$ 326,940	$ 264,664
Number of: (3)					
Value City Stores	113	113	116	116	116
DSW Stores	223	199	172	142	126
Filene's Basement Stores	31	27	26	21	20
Net sales per selling sq. ft. (4)	$ 232.38	$ 219.08	$ 221.00	$ 225.00	$ 224.00
Comparable store sales change (5)	0.8%	0.5%	-1.0%	1.2%	-3.5%

(1) Fiscal 2006 consists of 53 weeks. All other years reported consist of 52 weeks.

(2) The Company believes that the non-cash accounting charge associated with the change in fair value of derivative instruments is not directly related to its retail operations and is therefore providing supplemental adjusted results that exclude this item. This financial measure should facilitate analysis by investors and others who follow the Company's financial performance.

(3) Includes all stores operating at the end of the fiscal year.

(4) Presented in whole dollars and excludes leased departments and stores not operated during the entire fiscal period.

(5) A store or leased department is considered to be comparable if it has been opened 14 months at the beginning of the fiscal year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

This management's discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see "Forward-Looking Information" for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with our historical consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report on Form 10-K. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under "Risk Factors" and included elsewhere in this Annual Report on Form 10-K.

OVERVIEW

Retail Ventures is a holding company operating retail stores in four segments: Value City, Filene's Basement, DSW and Corporate. Value City is a full-line, value-price retailer carrying men's, women's and children's apparel, accessories, jewelry, shoes, home fashions, electronics and seasonal items. Located in the Midwest, mid-Atlantic and southeastern United States of America ("United States") and operating for over 80 years, Value City's strategy has been to provide exceptional value by offering a broad selection of brand name merchandise at prices substantially below conventional retail prices. As of February 3, 2007, there were 113 Value City stores in operation. DSW is a United States specialty branded footwear retailer operating 223 shoe stores in 35 states as of February 3, 2007. DSW offers a wide selection of brand name and designer dress, casual and athletic footwear for women and men. DSW's typical customers are brand-, quality- and style-conscious shoppers who have a passion for footwear and accessories. Filene's Basement stores are located primarily in major metropolitan areas of the eastern and Midwestern United States. Filene's Basement's mission is to provide the best selection of stylish, high-end designer and famous brand name merchandise at surprisingly affordable prices in men's and women's apparel, jewelry, shoes, accessories and home goods. As of February 3, 2007, there were 31 Filene's Basement stores in operation. The Corporate segment consists of all corporate assets, liabilities and expenses related to the Corporate Entities that are not allocated to the other segments.

We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year and the primary factors that accounted for those changes, as well as how certain accounting principles affect our financial statements. The discussion also provides information about the financial results of the various segments of our business to provide a better understanding of how those segments and their results affect the financial condition and results of operations of the Company as a whole. This discussion should be read in conjunction with our financial statements and accompanying notes included in this annual report on Form 10-K.

On July 5, 2005, DSW completed an initial public offering ("IPO") of 16,171,875 Class A Common Shares sold at a price to the public of $19.00 per share and raising net proceeds of $285.8 million, net of the underwriters' commission and before expenses of approximately $7.8 million. As of February 3, 2007, Retail Ventures owned Class B Common Shares of DSW representing approximately 63.0% of DSW's outstanding Common Shares and approximately 93.2% of the combined voting power of such shares. DSW is a controlled subsidiary of Retail Ventures and its Class A Common Shares are traded on the New York Stock Exchange under the symbol "DSW." Retail Ventures accounted for the sale of DSW as a capital transaction. Associated with this transaction, a deferred tax liability of $65.5 million was recorded.

In December 2006 we announced that we are exploring strategic alternatives for the Value City operations, including a possible sale of the division. RVI has retained financial advisors to assist in this effort to enhance shareholder value. We also stated that there can be no assurance that this process will result in any specific transaction.

The retail industry is highly competitive. We compete with a variety of conventional and discount retail stores, including national, regional and local independent department and specialty stores, as well as with catalog operations, on-line providers, factory outlet stores and other off-price stores. Our operating entities, Value City, DSW and Filene's Basement, have different target customers and different strategies, but each focus on this basic principle: the value to the customer is the result of the quality of the merchandise in relationship to the price paid.

Key Financial Measures

In evaluating the results of operations, our management refers to a number of key financial and non-financial measures relating to the performance of our business segments. Among our key financial measures are net sales, operating profit, and net income. Non-financial measures that we use in evaluating our performance include number of stores, leased operations, net sales per average gross square foot for our stores and change in comparable store sales. Comparable store sales is a measure which indicates the performance of our existing stores by measuring the growth in sales for such stores for a particular period over the corresponding period in the prior year. For fiscal 2006 and prior years, we considered comparable store sales to be sales at stores that were open 14 months as of the prior fiscal year end. Comparable store sales are also referred to as "comp-store" sales by others within the retail industry. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of comparable store sales is not necessarily comparable to similarly titled measures reported by other companies.

The Company's revenues are generated through sales from existing stores and through sales from new stores. In fiscal 2006, no new Value City stores were opened and no existing Value City stores were closed, DSW opened 29 new stores and closed five stores, and Filene's Basement opened five new stores and closed one store. For fiscal 2007, Filene's Basement plans to open six new stores and DSW plans to open at least 30 additional stores. During fiscal 2007, Filene's Basement will cease operations in two stores temporarily due to remodeling, one of which is planned to reopen in fiscal 2007 while the other is not expected to reopen until fiscal 2009. No new Value City stores are presently planned to be opened in fiscal 2007.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis discusses the results of operations and financial condition as reflected in our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles, or GAAP. As discussed in Note 1 to our consolidated financial statements, the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including, but not limited to, those related to inventory valuation, depreciation, amortization, recoverability of long-lived assets including intangible assets, the calculation of retirement benefits, estimates for self insurance reserves for health and welfare, workers' compensation and casualty insurance, income taxes, contingencies and litigation. Management bases its estimates and judgments on its historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial and appraisal techniques. We constantly re-evaluate these significant factors and make adjustments where facts and circumstances dictate.

While we believe that our historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, we cannot guarantee that our estimates and assumptions will be accurate. As the determination of these estimates requires the exercise of judgment, actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

We believe the following represent the most critical estimates and assumptions, among others, used in the preparation of our consolidated financial statements. We have discussed the selection, application and disclosure of the critical accounting policies with our audit committee.

- *Revenue recognition.* Revenues from merchandise sales are recognized at the point of sale, net of returns and exclude sales tax. Layaway sales are recognized when the merchandise has been paid for in full. Layaway was discontinued at the end of fiscal 2004.

  Revenue from gift cards is deferred and the revenue is recognized upon redemption of the gift card. The Company did not recognize income during these periods from unredeemed stored value cards. The Company will continue to review its historical activity and will recognize income from unredeemed stored value cards when deemed appropriate.

- *Cost of sales and merchandise inventories.* We use the retail method of accounting for substantially all of our merchandise inventories. Merchandise inventories are stated at the lower of cost, determined using the first-in, first-out basis, or market, using the retail inventory method. The retail inventory method is widely used in the retail industry due to its practicality. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost to retail ratio to the retail value of inventories. The cost of the inventory reflected on our consolidated balance sheet is decreased by charges to cost of sales at the time the retail value of the inventory is lowered through the use of markdowns. Accordingly, earnings are negatively impacted as merchandise is marked down prior to sale. Reserves to value inventory at the lower of cost or market were $44.4 million and $43.1 million at the end of fiscal 2006 and 2005, respectively.

  Inherent in the calculation of inventories are certain significant management judgments and estimates, including setting the original merchandise retail value or markon, markups of initial prices established, reduction of pricing due to customers' value perception or perceived value known as markdowns and estimates of losses between physical inventory counts or shrinkage, which, combined with the averaging process within the retail method, can significantly impact the ending inventory valuation at cost, and the resulting gross margins.

- *Short-term investments.* Short-term investments include investment grade variable-rate debt obligations and auction rate securities and are classified as available-for-sale securities. These securities are recorded at cost, which approximates fair value due to their variable interest rates, which reset every 33 to 182 days, and despite the long-term nature of their stated contractual maturities, the Company has the intent and ability to quickly liquidate these securities. As a result of the resetting variable rates, there are no cumulative gross unrealized or realized holding gains or losses from these investments. All income generated from these investments is recorded as interest income. As of February 3, 2007, the Company held $98.7 million in short-term investments, and at January 28, 2006, the Company had no short-term investments.

- *Asset impairment and long-lived assets.* We must periodically evaluate the carrying amount of our long-lived assets, primarily property and equipment, and finite life intangible assets when events and circumstances warrant such a review to ascertain if any assets have been impaired. The carrying amount of a long-lived asset is considered impaired when the carrying amount of the asset exceeds the expected future cash flows from the asset. Our reviews are conducted at the lowest identifiable level which includes a store. The impairment loss recognized is the excess of the carrying value of the asset over its fair value, based on discounted future cash flows. Should an impairment loss be realized, it will be included in operating expenses. Assets acquired for stores that have been previously impaired are not capitalized when acquired if the store's expected future cash flow remains negative. During fiscal 2006, fiscal 2005 and fiscal 2004, we recorded $0.8 million, $0.5 million, and $2.9 million (including the impairment of a capital lease of $1.2 million related to a store closing) in charges, respectively, related to long-lived assets at store operating units.

  During fiscal 2004, we recorded a non-cash charge of $11.7 million, $6.9 million net of taxes, for the impairment of goodwill related to Filene's Basement. The balance of goodwill subject to goodwill annual testing at the end of the current fiscal year was $25.9 million on the DSW segment.

  We believe at this time that the carrying values and useful lives of long-lived assets continue to be appropriate. To the extent these future projections or our strategies change, the conclusion regarding impairment may differ from our current estimates.

- *Store Closing Reserve.* During the 2006 fiscal year, the Company recorded charges associated with the closing of five DSW stores. The operating lease at one of the five stores was terminated through the exercise of a lease kick-out option. During the first quarter of 2006, the Company closed one Filene's Basement store for which closing costs were accrued during the fourth quarter of fiscal 2005. These reserves are monitored on at least a quarterly basis for changes in circumstances. The store closing reserves were $1.9 million and $2.4 million at the end of fiscal 2006 and 2005, respectively.

- *Self-insurance reserves.* We record estimates for certain health and welfare, workers' compensation and casualty insurance costs that are self-insured programs. Self insurance reserves include actuarial estimates of both claims filed, carried at their expected ultimate settlement value, and claims incurred but not yet reported. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. Health and welfare estimates are calculated monthly, based on a historical analysis for the average of the previous two months claims cost and the number of associates employed. Workers' compensation and general liability estimates are calculated semi-annually, with the assistance of an actuary, utilizing claims development estimates based on historical experience and other factors. We have purchased stop loss insurance to limit our exposure to any significant exposure on a per person basis for health and welfare and on a per claim basis for workers' compensation and casualty insurance. Although we do not anticipate the amounts ultimately paid will differ significantly from our estimates, self-insurance reserves could be affected if future claims experience differs significantly from the historical trends and the actuarial assumptions. For example, for workers' compensation and general liability estimates, a 1% increase or decrease to the assumptions for claims costs and loss development factors would increase or decrease our self-insurance accrual by $0.4 million and $0.1 million, respectively. The self-insurance reserves were $17.5 million and $17.6 million at the end of fiscal 2006 and 2005, respectively. The decrease in self-insurance reserves was principally associated with the decrease in general liability.

- *Pension.* The obligations and related assets of defined benefit retirement plans are presented in Note 7 of the Notes to Consolidated Financial Statements in this Annual Report. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using market quotations. Plan obligations and the annual pension expense are determined by independent actuaries and through the use of a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate, the rate of salary increases and the estimated future return on plan assets. In determining the discount rate, we utilize the yield on fixed-income investments currently available with maturities corresponding to the anticipated timing of the benefit payments. Salary increase assumptions are based upon historical experience and anticipated future management actions. Asset returns are based upon the anticipated average rate of earnings expected on the invested funds of the plans. At January 28, 2006, the weighted-average actuarial assumptions applied to our plans were a discount rate of 5.75%, assumed salary increases of 3.5% and long-term rate of return on plan assets of 8.0%. At February 3, 2007, the weighted-average actuarial assumptions applied to our plans were a discount rate of 6.0%, assumed salary increases of 3.0% and long-term rate of return on plan assets of 8.0%. To the extent actual results vary from assumptions, earnings would be impacted.

- *Customer loyalty program.* DSW maintains a customer loyalty program for the DSW stores in which program members receive a discount on future purchases. Upon reaching the target-earned threshold, members receive certificates for these discounts which must be redeemed within six months. During the third quarter of fiscal 2006 DSW re-launched its loyalty program, which included changing the name from "Reward Your Style" to "DSW Rewards", the points threshold to receive a certificate and the certificate amounts. The changes were designed to improve customer awareness, customer loyalty and their ability to communicate with their customers. DSW accrues the anticipated redemptions of the discount earned at the time of the initial purchase. To estimate these costs, DSW is required to make assumptions related to customer purchase levels and redemption rates based on historical experience. The accrued liability as of February 3, 2007 and January 28, 2006 was $5.0 million and $8.3 million, respectively. Substantially all certificates under the "Reward Your Style" program expired on or before January 31, 2007.

- *Change in fair value of derivative instruments.* In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, the Company recognizes all derivatives on the balance sheet at fair value. For derivatives that are not designated as hedges under SFAS No. 133, changes in the fair values are recognized in earnings in the period of change. The Company uses the Black-Sholes Pricing Model to calculate the fair value of derivative instruments.

  For the fiscal year ended February 3, 2007, the Company recorded a charge related to the change in fair value of warrants of $124.8 million. For the fiscal year ended January 28, 2006, the Company recorded a charge related to the change in the fair value of the Warrants of $144.2 million, including $134.2 million relating to the initial recording of the Conversion Warrants.

  For the fiscal year ended February 3, 2007, the Company recorded a charge related to the change in the fair value of the conversion feature of the PIES of $51.1 million. The PIES were not outstanding during fiscal 2005.

- *Income taxes.* We are required to determine the aggregate amount of income tax expense to accrue and the amount which will be currently payable based upon tax statutes of each jurisdiction in which we do business. In making these estimates, we adjust income based on a determination of generally accepted accounting principles for items that are treated differently by the applicable taxing authorities. Deferred tax assets and liabilities, as a result of these differences, are reflected on our balance sheet for temporary differences that will reverse in subsequent years. A valuation allowance is established against deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. If our management had made these determinations on a different basis, our tax expense, assets and liabilities could be different. During fiscal 2006, we established an additional valuation reserve of $2.2 million for deferred tax assets. During fiscal 2005, we established an additional valuation reserve of $14.4 million for state net operating loss carry forwards and wrote off $4.0 million of deferred tax assets no longer deductible as a result of changes in state income tax laws in Ohio. During fiscal 2004, we established an additional valuation reserve for deferred income tax assets of $3.2 million for carry forwards related to state net operating losses.

  Following the completion of the DSW IPO in June 2005, DSW is no longer included in Retail Ventures' consolidated federal tax return.

RESULTS OF OPERATIONS

We operate four business operating segments. Value City and Filene's Basement segments operate full-line, off-price department stores. Our DSW segment is a specialty branded footwear retailer. As of February 3, 2007, a total of 113 Value City, 31 Filene's Basement and 223 DSW stores were open. The Corporate segment consists of all corporate assets, liabilities and expenses not allocated to the other segments through corporate allocation or shared service arrangements.

Seasonality

Our business is affected by the pattern of seasonality common to most retail businesses. Historically, the majority of our sales and operating profit have been generated during the early spring, back-to-school and Christmas selling seasons for our Value City segment and, more recently, our Filene's Basement segment. DSW net sales have typically been higher in spring and early fall, when DSW's customers' interest in new seasonal styles increases.

Fiscal Year

We follow a 52/53-week fiscal year that ends on the Saturday nearest to January 31. Fiscal 2006 contained 53 weeks, while 2005 and 2004 each contained 52 weeks. Fiscal 2007 will consist of 52 weeks.

The following table sets forth, for the periods indicated, the percentage relationships to net sales of the listed items included in our Consolidated Statements of Operations.

	Fifty-three weeks ended February 3, 2007	Fifty-two weeks ended January 28, 2006	January 29, 2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	(60.4)	(61.9)	(60.7)
Gross profit	39.6	38.1	39.3
Selling, general and administrative expenses	(37.3)	(38.1)	(39.3)
Change in fair value of derivative instruments	(5.7)	(5.0)	0.0
License fees and other income	0.3	0.3	0.2
Operating (loss) profit	(3.1)	(4.7)	0.2
Non-related interest expense	(0.7)	(0.5)	(0.5)
Related party interest expense	(0.2)	(0.5)	(0.9)
Total interest expense	(0.9)	(1.0)	(1.4)
Interest income	0.3	0.1	0.0
Interest expense, net	(0.6)	(0.9)	(1.4)
Loss before income taxes and minority interest	(3.7)	(5.6)	(1.2)
Income taxes (expense) benefit	(0.4)	(0.5)	0.5
Loss before minority interest	(4.1)	(6.1)	(0.7)
Minority interest	(0.8)	(0.2)	0.0
Net loss	(4.9)%	(6.3)%	(0.7)%

Fiscal Year Ended February 3, 2007 ("fiscal 2006") Compared To Fiscal Year Ended January 28, 2006 ("fiscal 2005")

Sales. Sales for fiscal 2006 increased by 5.3% to $3.07 billion from $2.91 billion for fiscal 2005. By operating segment, comparable store sales were:

	2006	2005
Value City	(1.3)%	(3.2)%
DSW	2.5%	5.4%
Filene's Basement	3.1%	3.5%
Total	0.8%	0.5%

Value City net sales for the fifty-three weeks ended February 3, 2007 decreased 1.4%, or $18.9 million, to $1.36 billion from $1.38 billion in the fifty-two weeks ended January 28, 2006. For fiscal 2006, the number of transactions in the comparable stores in the Value City segment decreased by 6.4% and the average unit retail increased 10.6% while the number of units in the basket decreased 4.7%. During fiscal 2006, Value City continued its transition to a new merchandise strategy which includes more name brand merchandise, better assortments and more upfront purchasing. The transition occurred throughout fiscal 2005 and was substantially in place for the women's and shoe categories by the third quarter of fiscal 2005. The hardlines and jewelry areas were addressed in fiscal 2006 and were substantially completed in the fall of fiscal 2006, and the children's area continues to be addressed. The Value City sales for comparable stores decreased 1.3% due to declines in transactions, an incomplete conversion of other departments in the store to the new merchandising strategy and the short-term effect of eliminating certain merchandise categories. All stores in the Value City segment are in the comparative stores base. The decrease in comparable store sales was partially offset by the impact of a 53rd week in fiscal 2006.

In addition, during fiscal 2006, Value City operated three fewer stores than in the previous year. These stores had net sales of $18.1 million in fiscal 2005. The decrease in comparable sales is comprised of decreases in children's and hardlines of 11.3% and 8.2%, respectively. Jewelry, men's and women's comparable sales increased over the comparable period by 2.2%, 3.3% and 5.3%, respectively. Additionally, Value City began the elimination of the health and beauty aids and non-gourmet food categories in July 2005. These categories represented less than 1.0% and 2.2% of total segment sales in the fiscal years 2006 and 2005, respectively.

DSW net sales for the fifty-three weeks ended February 3, 2007 increased by 11.8%, or $135.0 million, to $1.28 billion from $1.14 billion in the fifty-two weeks ended January 28, 2006. Comparable store sales in fiscal 2006 improved 2.5% compared to the previous fiscal year. The increase in DSW sales includes the impact of a 53rd week in fiscal 2006 and a net increase of 24 DSW stores, 117 non-affiliated leased shoe departments and five Filene's Basement leased shoe departments, during fiscal 2006. The new DSW locations added $53.3 million in sales compared to fiscal 2005, while the new leased shoe departments added $6.6 million in sales. Leased shoe department sales comprised 10.2% of total net sales in fiscal 2006, compared to 10.5% in fiscal 2005.

Compared with fiscal 2005, DSW comparable store sales for fiscal 2006 increased in women's, athletic, and accessories by 3.0%, 5.8%, and 1.8%, respectively, while decreasing in men's by 0.1%. In the women's category, the casual class was the best performing group while athletic increases are still driven by the fashion class. In accessories, positive results from DSW's ongoing product offerings were partially offset by the transition to a consignment program for DSW's shoe care products. In men's, positive seasonal results were offset by negatives in the dress and casual classifications.

Filene's Basement net sales for the fifty-three weeks ended February 3, 2007 increased 9.8%, or $38.2 million, to $427.5 million from $389.3 million in the fifty-two weeks ended January 28, 2006. The increase in net sales is primarily due to the comparable store sales increase of 3.1%, the impact of a 53rd week in fiscal 2006 and a net increase of four stores over the prior year's period. Net sales for the new stores opened in fiscal 2006 added $24.3 million to sales. The merchandise categories of men's, women's and accessories had comparable sale increases of 4.1%, 1.1%, and 6.5%, respectively. The merchandise categories of home and jewelry had comparable sale decreases of 2.7% and 3.6 %, respectively. The home and jewelry each represented 5.8% of total comparative stores sales in fiscal 2006.

Gross Profit. Total gross profit increased $106.2 million or 9.6% from $1.11 billion to $1.22 billion. Gross profit, as a percentage of sales, increased to 39.6% compared to 38.1% for the prior year's period. The increase in the overall margin rate is attributable to the increase in gross profit from the Value City, DSW and Filene's Basement segments.

Gross profit, as a percent of sales by segment, was:

	2006	**2005**
Value City	37.2%	35.6%
DSW	43.1%	42.4%
Filene's Basement	37.0%	34.3%
Total	39.6%	38.1%

Value City's gross profit increased $15.8 million to $506.6 million in fiscal 2006 from $490.8 million in fiscal 2005, and increased as a percentage of net sales from 35.6% in fiscal 2005 to 37.2% in fiscal 2006. The increase is primarily attributable to higher initial markups and reduced markdown rates partially offset by an increase in shrinkage expense.

The DSW gross profit increased $65.9 million to $550.7 million in fiscal 2006 from $484.8 million in 2005, and increased as a percentage of net sales from 42.4% in fiscal 2005 to 43.1% in fiscal 2006. The increase of approximately $58.2 million in gross profit is primarily attributable to the overall increase in sales of which $8.0 million was attributable to the 53rd week. The increase is also attributable to an increased initial markup.

Filene's Basement gross profit increased $24.6 million to $158.2 million in fiscal 2006 from $133.6 million in fiscal 2005, and increased as a percentage of net sales from 34.3% in fiscal 2005 to 37.0% in fiscal 2006. The increase of approximately $13.4 million in gross profit is attributable to the overall increase in sales of which $2.4 million is attributable to the 53rd week. The increase is also attributable to an increased initial markup and lower markdowns as a percent of sales.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses increased $32.5 million from $1.11 billion in fiscal 2005 to $1.14 billion in fiscal 2006. Total SG&A expense associated with new DSW and Filene's Basement stores and new leased shoe departments not opened in the prior year, excluding pre-opening costs, were $25.0 million. Pre-opening costs increased approximately $1.3 million for fiscal 2006 compared to fiscal 2005. During fiscal 2005, the Company recorded a one-time decrease in workers' compensation expense of $3.7 million as a result of the completion of a bureau of workers' compensation audit and DSW accrued $6.5 million related to the estimated liability for credit card data theft.

SG&A expense, as a percent of sales by segment, was:

	2006	2005
Value City	38.9%	39.8%
DSW	35.4%	36.3%
Filene's Basement	39.5%	39.5%
Total	37.3%	38.1%

The Value City's segment SG&A expense decreased 3.6% or $19.6 million to $529.5 million in fiscal 2006 from $549.1 million in fiscal 2005. The Value City segment's SG&A expense decrease is primarily due to reductions of approximately $8.8 million, $7.3 million and $3.8 million in personnel expense, administrative overhead expense and occupancy expense, respectively. These decreases in expense were slightly offset by an increase in operations expense of $0.2 million which was primarily driven by an increase in advertising expense. During fiscal 2005, Value City closed a related party leased warehouse facility and recorded $2.9 million in expenses associated with the closing. During fiscal 2005, Value City recorded a gain on a terminated lease of approximately $9.5 million, related to a store that closed on January 28, 2006.

For fiscal 2006, the DSW segment SG&A expense increased $37.4 million to $453.0 million from $415.6 million in fiscal 2005 which represented 35.4% and 36.3% of net sales, respectively. The percentage decrease results from reductions in marketing and preopening costs of $9.0 million and $0.5 million, respectively. The marketing favorability was the result of a positive variance related to the "Reward Your Style" loyalty program compared with the prior fiscal year, resulting in a $7.1 million year over year impact. DSW was also able to reduce its marketing spend by realizing efficiencies in its media buying and moving some marketing services in house. Additional favorability in the reduced operating percent is that operating costs for fiscal 2005 included a charge of $6.5 million related to an accrual of potential losses related to the theft of credit card and other purchase information. Those positive factors were offset by an increase in store expense of $16.3 million and personnel related expenses in DSW's home office of $18.3 million. The store expense increase is due to new stores and remained at 12% of sales compared to the prior year. The personnel expenses include additional headcount and related costs, additional incentive compensation, and the costs related to adoption of SFAS 123R. In total the home office increase over the prior year was approximately 1.2% of sales.

The Filene's Basement segment SG&A expense increased 9.9% or $15.1 million to $168.9 million in fiscal 2006 from $153.8 million in fiscal 2005. Personnel expense, occupancy expense and other operating expenses all increased $2.1 million, $1.4 million and $1.8 million, respectively. The total SG&A expense associated with new Filene's Basement stores not opened in fiscal 2005, excluding pre-opening costs, was $8.0 million.

Change in Fair Value of Derivatives. During fiscal 2006 and fiscal 2005, the Company recorded a non-cash charge of $124.8 million and $144.2 million, respectively, representing the changes in fair value of the Conversion Warrants and Term Loan Warrants. The decrease in the charge is primarily due to the exercise by Cerberus Partners, L.P. ("Cerberus") of 7,000,000 warrants during fiscal 2006. During fiscal 2006, $51.1 million was recorded related to the change in the fair value of the conversion feature of the PIES from the date of issuance to February 3, 2007. There were no PIES outstanding during fiscal 2005. The Company utilizes the Black Sholes Pricing Model to estimate the fair value of the derivatives.

License fees and other income. License fees and other income were $9.6 million in fiscal 2006 compared to $8.9 million in the prior year. License fees and other income are comprised of fees from licensees and vending income. These sources of income can vary based on customer traffic and contractual arrangements.

Operating (Loss) Profit. The operating loss for 2006 was $94.4 million compared to an operating loss of $137.0 million in 2005, an improvement of $42.6 million. The operating loss as a percentage of sales was 3.1% in 2006 compared to 4.7% in 2005.

Operating (loss) profit as a percent of sales by segment was:

	2006	2005
Value City	(1.3)%	(14.2)%
DSW	7.9%	6.1%
Filene's Basement	(0.3)%	(2.8)%
Total	(3.1)%	(4.7)%

The operating loss for the Corporate segment of $176.0 million is primarily due to the non-cash charge of $124.8 million versus $144.2 million for fiscal 2006 and 2005, respectively, which represents the changes in fair value of the Conversion Warrants and Term Loan Warrants. During fiscal 2006, $51.1 million was recorded related to the change in the fair value of the conversion feature of the PIES from the date of issuance to February 3, 2007. There were no PIES outstanding during fiscal 2005.

Interest Expense. Interest expense was $27.2 million in fiscal 2006 a $0.6 million reduction from fiscal 2005. Interest expense included the amortization of debt discount of $0.9 million and $0.8 million fiscal 2006 and 2005, respectively. The decrease is primarily due to the decrease of $12.8 million in average borrowings during fiscal 2006.

Interest Income. During fiscal 2006, interest income rose $7.9 million to $9.5 million due to short-term securities held by the DSW segment and an overall increase in cash and cash equivalents.

Income Taxes. Fiscal 2006 reflects a negative 13.0% effective tax rate as compared to a negative 8.1% fiscal 2005 effective rate. The 2006 tax rate of negative 13.0% reflects the impact of $43.7 million for the change in fair value on the mark to market accounting for the warrants, which are not tax deductible, and an increase in the valuation allowance provided for federal and state deferred tax assets of $2.2 million.

Minority Interest. Fiscal 2006 net income decreased by $24.2 million compared to $7.0 million in fiscal 2005, to reflect that portion of the income attributable to DSW minority shareholders.

Net Loss. The fiscal 2006 net loss decreased $32.5 million compared to fiscal 2005 and represents 4.9% versus 6.3% of net sales, respectively. Major contributing elements in the change in net loss from fiscal 2005 are the $31.7 million increase in derivatives and the $7.9 million increase in interest income, offset by the $17.2 million increase in minority interest expense.

Fiscal Year Ended January 28, 2006 ("fiscal 2005") Compared To Fiscal Year Ended January 29, 2005 ("fiscal 2004")

Sales. Sales for fiscal 2005 increased by 6.3% to $2.9 billion from $2.7 billion for fiscal 2004. By operating segment, comparable store sales were:

	2005	2004
Value City	(3.2)%	(4.9)%
DSW	5.4%	5.0%
Filene's Basement	3.5%	4.7%
Total	0.5%	(1.0)%

Value City net sales decreased by $54.6 million to $1.38 billion, a 3.8% decrease over the comparable period for fiscal 2004. During fiscal 2005, Value City transitioned to a new merchandise strategy which includes more name brand merchandise, better assortments and more upfront purchasing. The transition occurred throughout fiscal 2005 and was substantially in place for the women's and shoe categories by the third quarter. The sales for comparable stores decreased 3.2% due to declines in transactions, an incomplete conversion of other departments in the store to the new merchandising strategy and the short-term effect of eliminating certain merchandise categories. All stores in the Value City segment are in the comparative stores base.

In addition, during fiscal 2005, Value City operated two fewer stores than in the previous year (another Value City store closed on January 28, 2006, not affecting fiscal 2005). These two stores had net sales of $11.6 million in fiscal 2004. The decrease in comparable sales is comprised of decreases in men's, children's, shoes and hardlines of 3.1%, 7.7%, 2.4% and 7.8%, respectively. Jewelry and women's sales increased over the comparable period by 7.6% and 1.8%, respectively. For fiscal 2005, the number of transactions in the Value City segment increased by 5.5% and the average unit retail increased 6.2% while the number of units in the basket decreased 0.8%. Additionally, Value City began the elimination of the health and beauty aids and non-gourmet food categories in July 2005. These categories represent 2.2% and 3.5% of total segment sales in the fiscal years 2005 and 2004, respectively.

DSW net sales were $1.14 billion, a $183.0 million, or 19.0%, increase over fiscal 2004. Comparable store sales improved 5.4%. The increase in DSW sales includes a net increase of 29 DSW stores, 11 non-affiliated leased shoe departments and one Filene's Basement leased shoe department, and does not include the re-categorization in fiscal 2005 of two DSW/Filene's Basement combination stores as leased shoe departments which are included in the DSW segment. The DSW store locations and the leased shoe departments that opened subsequent to January 29, 2005 added sales of $59.8 million and $3.7 million, respectively. Leased shoe department sales comprised 10.5% of total net sales in fiscal 2005, compared to 9.4% in fiscal 2004. DSW comparable sales in the merchandise categories of women's, athletics and men's had increases of 6.8%, 6.4% and 3.8%, respectively, and decreased in the accessories category by 6.4%. Sales increases in women's were across all categories; dress, casual and seasonal. The seasonal performance of boots drove the women's increase with a 19.7% increase for the year. The increase in athletic was driven by women's, and specifically women's fashion athletic. The increase in men's was driven by expanded assortment offering in casual and fashion. The decrease in accessories was due to a narrowing of the offering in gift products.

Filene's Basement net sales increased $45.4 million, or 13.2%, in the year to $389.3 million. Filene's Basement had a net increase of one store over the prior year's period and a comparable store sales increase of 3.5%. Net sales for the new stores opened in fiscal 2005 added $9.0 million to sales. The merchandise categories of men's, women's and children's had comparable sale increases of 4.3%, 5.0% and 20.0%, respectively. The jewelry category had an increase of 11.6% driven by watches and costume jewelry classes. Home goods comparable sales increased 0.9%. The children's and jewelry categories represent 2.0% and 6.2%, respectively, of total comparative stores sales.

Gross Profit. Total gross profit increased $32.8 million or 3.1% from $1.08 billion to $1.11 billion. Gross profit, as a percentage of sales, decreased to 38.1% compared to 39.3% for the prior year's period. The decrease in the overall margin rate is attributable to the decrease in gross profit from the Value City and DSW segments, offset in part by increases at the Filene's Basement segment.

Gross profit, as a percent of sales by segment, was:

	2005	2004
Value City	35.6%	38.0%
DSW	42.4%	43.2%
Filene's Basement	34.3%	33.7%
Total	38.1%	39.3%

Value City's gross profit decreased $54.2 million from fiscal 2004. The decrease is attributable to several factors, including lower initial markups as a result of the shift toward a new merchandising strategy focused on more name brand merchandise and better assortments at compelling prices. These new merchandise items have higher initial costs, thus lower initial markups ("IMU") which we believe along with the shift in strategy will improve our sell through. Value City also incurred additional markdowns related to increased point of sales discounts on clearance merchandise, on merchandise that would not be carried into the new strategy, and categories that did not execute to the new merchandising strategy in children's and hardlines areas.

The DSW gross profit increased $69.4 million to $484.8 million in fiscal 2005 from $415.4 million in 2004, and decreased as a percentage of net sales from 43.2% in fiscal 2004 to 42.4% in fiscal 2005. The decrease, as a percentage of sales, is primarily attributable to increased markdowns in all categories. The decrease was partially offset by an increase in initial markup. The initial markup increase is the result of increased average unit retail prices and the ability to buy at lower costs, due to the fact that DSW placed larger orders. The IMU increases are not expected to continue at the same pace as in prior years.

Filene's Basement gross profit increased by $17.6 million in fiscal 2005 attributable to the addition of one new store, the full year results of five stores opened in fiscal 2004 and the reduction of markdowns necessary to address aged inventory from the prior fiscal year.

Selling, General and Administrative Expenses. SG&A expenses increased $34.5 million from $1.08 billion in fiscal 2004 to $1.11 billion in fiscal 2005. Total SG&A expense associated with new DSW and Filene's Basement stores and new leased shoe departments not opened in the prior year, excluding pre-opening costs, were $22.3 million. Pre-opening costs decreased approximately $6.0 million for fiscal 2005 compared to fiscal 2004. During the year the Company recorded a one-time decrease in workers' compensation expense of $3.7 million as a result of the completion of a bureau of workers' compensation audit. SG&A expense, as a percent of sales by segment, was:

	2005	2004
Value City	39.8%	40.0%
DSW	36.3%	37.2%
Filene's Basement	39.5%	43.1%
Total	38.1%	39.3%

The Value City segment's SG&A expense decrease as a percentage of sales is primarily the result of fixed costs, in occupancy, and salaries being leveraged against the current period sales. Value City closed a related party leased warehouse facility and recorded $2.9 million in expenses associated with the closing. During the fourth quarter of fiscal 2005, Value City recorded a gain on a terminated lease of approximately $9.5 million, related to a store that closed on January 28, 2006.

The DSW segment SG&A expense percentage decreased as a percentage of sales. Included in the DSW SG&A expenses, excluding pre-opening costs, are costs associated with new DSW stores and new leased shoe departments not opened in the prior year of $20.0 million. Pre-opening costs, which are expensed as incurred, decreased approximately $3.0 million. Fiscal 2005 operating expenses also included a $6.5 million charge related to the theft of credit card and other purchase information.

Pre-opening costs decreased in Filene's Basement by approximately $3.0 million in 2005 due to opening fewer stores. The total SG&A expense associated with new Filene's Basement stores not opened in fiscal 2004, excluding pre-opening costs, was $2.3 million.

Change in Fair Value of Warrants. In connection with the initial public offering of DSW, the Company and its affiliates amended the Term Loans and amended and restated the Convertible Loan. See "- Liquidity and Capital Resources" for further discussion. In connection with the amendment of the Term Loans, the Company amended outstanding warrants issued in connection with the Term Loan to Schottenstein Stores Corporation ("SSC"), Cerberus and Back Bay Capital Funding LLC ("Back Bay") to provide SSC, Cerberus and Back Bay the right, from time to time, in whole or in part, to (i) acquire Retail Ventures Common Shares at the conversion price of $4.50 (subject to existing anti-dilution provisions), (ii) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price equal to $19.00 (subject to anti-dilution provisions similar to those in the existing Term Loan warrants) or (iii) acquire a combination thereof (the "Term Loan Warrants"). The Term Loan Warrants expire in June 2012. In November 2005, Back Bay transferred its Term Loan Warrants to Millennium. In connection with the amendment and restatement of the Convertible Loan, the convertible loan was converted into a non-convertible loan and the Company issued to SSC and Cerberus warrants which provide them the right, from time to time, in whole or in part, to (i) acquire Retail Ventures Common Shares at $4.50 conversion price (subject to existing anti-dilution provision), (ii) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price equal to $19.00 (subject to anti-dilution provisions similar to those in the existing Term Loan Warrants) or (iii) acquire a combination thereof (the "Conversion Warrants," together with the Term Loan Warrants, the "Warrants"). The Conversion Warrants are exercisable from time to time until June 11, 2007.

During 2005 the Company recorded a non-cash charge of $144.2 million representing the initial recording and subsequent changes in fair value of the Conversion Warrants and Term Loan Warrants. There were no derivative instruments outstanding for 2004.

License fees and other income. License fees and other income were $8.9 million in fiscal 2005 compared to $6.7 million in the prior year. License fees and other income are comprised of fees from licensees and vending income. These sources of income can vary based on customer traffic and contractual arrangements.

Operating (Loss) Profit. The operating loss for 2005 was $137.0 million compared to an operating profit of $6.7 million in 2004, a decrease of $143.7 million. The operating loss as a percentage of sales was 4.7% in 2005 compared to a 0.2% operating profit as a percentage of sales in 2004. A major element in the 2005 operating loss is the $144.2 million charge for the change in fair value of warrants in the Value City segment as discussed earlier.

Operating (loss) profit as a percent of sales by segment was:

	2005	2004
Value City	(14.2)%	(1.7)%
DSW	6.1%	6.1%
Filene's Basement	(2.8)%	(7.8)%
Total	(4.7)%	0.2%

Interest Expense. Interest expense was $27.9 million in fiscal 2005 an $11.3 million reduction from fiscal 2004. Interest expense included the amortization of debt discount of $0.8 million and $2.0 million in fiscal 2005 and 2004, respectively. The decrease is due primarily to the decrease of $124.4 million in average borrowings during the year to year periods as a result of the repayment of borrowings from the proceeds from DSW's initial public offering.

Interest Income. During fiscal 2005, interest income rose $1.0 million to $1.7 million due to an increased investment in cash and cash equivalents.

Income Taxes. Fiscal 2005 reflects a negative 8.1% effective tax rate as compared to a 39.0% fiscal 2004 effective rate. The 2005 tax rate of negative 8.1% reflects the impact of $50.5 million for the change in fair value on the mark to market accounting for the warrants, which are not tax deductible, the tax law change of $4.0 million of deferred tax assets as a result of changes in Ohio law and an increase in the valuation allowance provided for state net operating loss carry forwards of $14.4 million.

Minority Interest. Fiscal 2005 net income decreased by $7.0 million to reflect that portion of the income attributable to DSW minority shareholders.

Net Loss. The fiscal 2005 net loss increased $164.0 million compared to fiscal 2004 and represents 6.3% versus 0.7% of net sales, respectively. A major contributing element in the 2005 net loss is the $144.2 million charge for the initial recording and subsequent change in fair value of warrants in the Value City Department Stores segment as discussed earlier. The remaining increase in the net loss is primarily due to the $7.0 million minority interest recorded in fiscal 2005 and the write off of $4.0 million of deferred tax assets and additional $14.4 million of valuation allowance recorded for state net operating loss carry forwards discussed above. The loss was partially offset by a one-time decrease in workers' compensation expense of $3.7 million, net of tax as a result of the completion of a bureau of workers' compensation audit.

Inflation

The results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation because of the nature of the estimates required, management believes that the effect of inflation, if any, on the results of operations and financial condition has been minor; however, there can be no assurance that the business will not be affected by inflation in the future.

Liquidity and Capital Resources

Our primary ongoing cash requirements are for debt service plus seasonal and new store inventory purchases, capital expenditures in connection with expansion and remodeling and infrastructure growth, primarily information technology development. The primary sources of funds for these liquidity needs are cash flow from operations and credit facilities. Our working capital and inventory levels typically build throughout the fall, peaking during the winter holiday selling season for our Value City and Filene's Basement segments.

Net working capital was $274.4 million and $185.0 million at February 3, 2007 and January 28, 2006, respectively. Current ratios at those dates were 1.45 and 1.33, respectively. Net cash provided by operating activities totaled $47.3 million and $32.7 million in fiscal 2006 and 2005, respectively. The fiscal 2006 increase of $14.6 million in net cash provided by operating activities is primarily due to the (i) $48.5 million decrease in working capital provided from the change in working capital assets and liabilities, (ii) $32.5 million decrease in the fiscal 2006 net loss and (iii) $31.7 million increase in the non cash change in the fair value of derivatives.

Net working capital was $185.0 million and $233.6 million at January 28, 2006 and January 29, 2005, respectively. Current ratios at those dates were 1.33 and 1.65, respectively. Net cash provided by operating activities totaled $32.7 million and $90.1 million in fiscal 2005 and 2004, respectively. The fiscal 2005 decrease of $57.3 million in net cash provided by operating activities is primarily due to the (i) $45.7 million decrease in working capital provided from the change in working capital assets and liabilities, (ii) $164.0 million increase in the fiscal 2005 net loss and (iii) $144.2 million non cash change in fair value of warrants.

Cash used for capital expenditures was $65.6 million and $46.5 million in fiscal 2006 and 2005, respectively, and excludes the impact of capital expenditures in accounts payable. During fiscal 2006, capital expenditures included $34.1 million for new stores, $16.2 million for improvements in existing stores, $7.8 million for office and warehousing and $7.5 million for MIS equipment upgrades and new systems.

In fiscal 2006, DSW began its expansion into additional office space, which DSW expects to be completed in the first half of fiscal 2007. Effective October 29, 2006, the creation of DSW's wholly-owned subsidiary, Brand Technology Services will place increased capital demands on DSW related to both the investment in infrastructure, and those investments needed to run Retail Ventures. DSW believes that it will be able to continue to fund the operating requirements and the expansion of the business pursuant to its growth strategy in the future with existing cash and short term investments, cash flows from operations and borrowings under its secured revolving credit facility, if necessary. DSW expects to spend up to $80 million for capital expenditures in fiscal 2007. These expenditures include investments to make improvements to its information systems, remodeling stores, accelerating its store growth, and development of an e-commerce channel.

Filene's Basement plans to open approximately six new stores and fully remodel a store and improve its existing distribution facility in fiscal 2007. Filene's Basement expects to spend $17.7 million for capital expenditures over the next fiscal year.

On June 11, 2002, Value City Department Stores, Inc., together with certain other principal subsidiaries of Retail Ventures, entered into a refinancing that consisted of three separate credit facilities (collectively, the "Prior Credit Facilities"): (i) a three-year $350 million revolving credit facility (subsequently increased to $425 million), (the "June 2002 Revolving Credit Facility"), (ii) two $50 million term loan facilities (collectively, the "Term Loans") initially provided equally by Cerberus and SSC and (iii) an amended and restated $75 million senior subordinated convertible loan (the "Convertible Loan"), initially entered into on March 15, 2000, which was held equally by Cerberus and SSC. Prior to their amendment in July 2005 discussed below, these Prior Credit Facilities were guaranteed by Retail Ventures and substantially all of its subsidiaries, including DSW. These Prior Credit Facilities were also subject to an Intercreditor Agreement, which provided for an established order of payment of obligations from the proceeds of collateral upon default (the "Intercreditor Agreement").

On July 5, 2005, Retail Ventures amended, or amended and restated, the Prior Credit Facilities, including certain facilities under which DSW had rights and obligations as a co-borrower and co-guarantor, and replaced them with an aggregate $475.0 million of financing that consists of three separate credit facilities, each of which remained outstanding as of February 3, 2007: (i) a four-year amended and restated $275.0 million revolving credit facility (the "VCDS Revolving Loan") under which Value City, Retail Ventures and certain wholly-owned subsidiaries of Retail Ventures (other than DSW and DSWSW) are co-borrowers or co-guarantors, (ii) a five-year $150.0 million revolving credit facility (the "DSW Revolving Loan") under which DSW and DSWSW are co-borrowers and co-guarantors, and (iii) an amended and restated $50.0 million senior non-convertible loan facility, which is held equally by Cerberus and SSC (the "Non-Convertible Loan"), under which Value City is the borrower and Retail Ventures and certain wholly-owned subsidiaries of Retail Ventures (other than DSW and DSWSW) are co-guarantors.

On August 16, 2006, Retail Ventures issued $125 million of 6.625% Mandatorily Exchangeable Notes due September 15, 2011, or PIES (Premium Income Exchangeable Securities^{SM}). On September 15, 2006, Retail Ventures closed on the exercise by the sole underwriter of its entire option to purchase an additional aggregate principal amount of $18,750,000 of PIES. RVI used a portion of the net proceeds of the offering to repay an intercompany note due to Value City, and Value City used such proceeds and other funds to repay $49.5 million of the outstanding principal amount of the Non-Convertible Loan. The VCDS Revolving Loan, DSW Revolving Loan, Non-Convertible Loan and PIES are sometimes referred to collectively as the "Credit Facilities."

The Company is not subject to any financial covenants; however, the Credit Facilities contain numerous restrictive covenants relating to the Company's management and operation. These non-financial covenants include, among other restrictions, limitations on indebtedness, guarantees, mergers, acquisitions, fundamental corporate changes, financial reporting requirements, budget approval, disposition of assets, investments, loans and advances, liens, dividends, stock purchases, transactions with affiliates, issuance of securities and the payment of and modifications to debt instruments under these agreements.

The Credit Facilities are described more fully below:

Revolving Credit Facilities

$275 Million Secured Revolving Credit Facility - The VCDS Revolving Loan

Under the VCDS Revolving Loan, Filene's Basement, Retail Ventures Jewelry, Inc. and certain of Retail Ventures' other wholly-owned subsidiaries are named as co-borrowers. The VCDS Revolving Loan is guaranteed by Retail Ventures and certain of its wholly-owned subsidiaries. Neither DSW nor DSWSW are borrowers or guarantors under the VCDS Revolving Loan. The VCDS Revolving Loan has borrowing base restrictions and provides for borrowings at variable interest rates based on LIBOR, the prime rate and the Federal Funds effective rate, plus a margin. In addition to the borrowing base restrictions, 10% of the facility is deemed an "excess reserve" and is not available for borrowing. Obligations under the VCDS Revolving Loan are secured by a lien on substantially all of the personal property of Retail Ventures and its wholly-owned subsidiaries, excluding shares of DSW owned by Retail Ventures. At February 3, 2007, $66.8 million was available under the VCDS Revolving Loan. Direct borrowings aggregated $105.0 million and $19.4 million letters of credit were issued and outstanding. At January 28, 2006, $63.5 million was available under the VCDS Revolving Loan. Direct borrowings aggregated $88.0 million at January 28, 2006 and $19.0 million in letters of credit were issued and outstanding. The maturity date of the VCDS Revolving Loan is July 5, 2009.

$150 Million Secured Revolving Credit Facility - The DSW Revolving Loan

Under the DSW Revolving Loan, DSW and its wholly-owned subsidiary, DSWSW, are named as co-borrowers. The DSW Revolving Loan is subject to a borrowing base restriction and provides for borrowings at variable interest rates based on LIBOR, the prime rate and the Federal Funds effective rate, plus a margin. In addition, if at any time DSW utilizes over 90% of DSW's borrowing capacity under the facility, DSW must comply with a fixed charge coverage ratio test set forth in the facility document. DSW's and DSWSW's obligations under the DSW Revolving Loan are secured by a lien on substantially all of their personal property and a pledge of all of DSW's shares of DSWSW. At February 3, 2007, $136.6 million was available under the DSW Revolving Loan and no direct borrowings were outstanding. At February 3, 2007 and January 28, 2006, $13.4 million and $13.6 million, respectively, in letters of credit were issued and outstanding. At January 28, 2006 $136.4 million was available under the DSW Revolving Loan and no direct borrowings were outstanding. The maturity of the DSW Revolving Loan is July 5, 2010.

Term Loans - Related Parties

The principal balances of the Term Loans were repaid in full on July 5, 2005.

The Company issued 2,954,792 Term Loan Warrants to purchase RVI Common Shares, at an initial exercise price of $4.50 per share, to Cerberus and SSC in connection with one of the Term Loans. Prior to their amendment in July 2005, the Term Loan Warrants were exercisable at any time prior to June 11, 2012. In September 2002, Back Bay bought from each of Cerberus and SSC a $3.0 million interest in each of their Term Loans, and received a corresponding portion of the Term Loan Warrants from each of Cerberus and SSC. The Company has granted the Term Loan lenders registration rights with respect to the shares issuable upon exercise of the Term Loan Warrants. The $6.1 million value ascribed to the Term Loan Warrants was estimated as of the date of issuance using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 5.6%; expected life of 10 years; expected volatility of 47%; illiquidity discount of 10%; and an expected dividend yield of 0%. The related debt discount was amortized into interest expense over the life of the debt.

Amendment to Term Loans

Pursuant to the July 2005 Fourth Amendment to Financing Agreement, (i) DSW was released from its obligations as a co-borrower under the Term Loans, (ii) Value City repaid all the Term Loan indebtedness, and (iii) Retail Ventures amended the outstanding Term Loan Warrants to provide SSC, Cerberus and Back Bay the right, from time to time, in whole or in part, to (A) acquire Retail Ventures Common Shares at the then current conversion price (subject to the existing anti-dilution provisions), (B) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price per share equal to the price of shares sold to the public in DSW's IPO (subject to anti-dilution provisions similar to those in the existing Term Loan Warrants), or (C) acquire a combination thereof. Effective November 23, 2005, Back Bay transferred and assigned its Term Loan Warrants to Millennium. Although Retail Ventures does not intend or plan to undertake a spin-off of its DSW Common Shares to Retail Ventures' shareholders, in the event that Retail Ventures does effect such a spin-off in the future, the holders of outstanding unexercised Term Loan Warrants will receive the same number of DSW Class A Common Shares that they would have received had they exercised their Term Loan Warrants in full for Retail Ventures Common Shares immediately prior to the record date of such spin-off, without regard to any limitations on exercise contained in the Term Loan Warrants. Following the completion of any such spin-off, the Term Loan Warrants will be exercisable solely for Retail Ventures Common Shares.

Senior Subordinated Convertible Loan - Related Parties

$75 Million Senior Subordinated Convertible Loan

As amended in 2002, borrowings under the Convertible Loan bore interest at 10% per annum. At our option, interest could be PIK during the first two years, and thereafter, at our option, up to 50% of the interest due may be PIK until maturity. Prior to its amendment and restatement in July 2006, the Convertible Loan was guaranteed by all our principal subsidiaries and was secured by a lien on assets junior to liens granted in favor of the lenders on the Revolving Credit Facility and Term Loans. All interest was paid in cash.

$50 Million Second Amended and Restated Senior Loan Agreement - The Non-Convertible Loan

Pursuant to the Non-Convertible Loan, (i) DSW was released from its obligations as a co-guarantor, (ii) Value City repaid $25 million of the Convertible Loan, (iii) the remaining $50 million Convertible Loan was converted into a non-convertible loan, (iv) the capital stock of DSW held by Retail Ventures continues to secure the Non-Convertible Loan, and (v) Retail Ventures issued to SSC and Cerberus the Conversion Warrants which will be exercisable from time to time until the later of June 11, 2007 and the repayment in full of Value City's obligations under the Non-Convertible Loan. The maturity date of the Non-Convertible Loan is June 10, 2009 and it is not eligible for prepayment until June 10, 2007. Under the Conversion Warrants, SSC and Cerberus will have the right, from time to time, in whole or in part, to (i) acquire Retail Ventures Common Shares at the conversion price referred to in the Non-Convertible Loan (subject to existing anti-dilution provisions), (ii) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price per share equal to the price of the shares sold to the public in DSW's IPO (subject to anti-dilution provisions similar to those in the existing Term Loan Warrants held by SSC and Cerberus), or (iii) acquire a combination thereof. Although Retail Ventures does not intend or plan to undertake a spin-off of its DSW Common Shares to Retail Ventures' shareholders, in the event that Retail Ventures does effect such a spin-off in the future, the holders of outstanding unexercised Conversion Warrants will receive the same number of DSW Common Shares that they would have received had they exercised their Conversion Warrants in full for Retail Ventures Common Shares immediately prior to the record date of such spin-off, without regard to any limitations on exercise contained in the Conversion Warrants. Following the completion of any such spin-off, the Conversion Warrants will be exercisable solely for Retail Ventures Common Shares.

On August 16, 2006, the Non-Convertible Loan was amended and restated for a third time whereby the Company (i) paid $49.5 million of the then aggregate $50.0 million outstanding balance, (ii) secured the remaining $0.5 million balance with cash collateral accounts, (iii) pledged DSW Common Shares sufficient for the exercise of the Conversion Warrants, and (iv) obtained a release of the capital stock of DSW held by Retail Ventures used to secure the Non-Convertible Loan. The final maturity date is the earlier of (i) June 10, 2009 or (ii) the date that the Conversion Warrants held by the lenders, are exercised.

$143,750,000 Premium Income Exchangeable Securities℠ (PIES)

On August 10, 2006, Retail Ventures announced the pricing of its 6.625% Mandatorily Exchangeable Notes due September 15, 2011, or PIES (Premium Income Exchangeable Securities℠) in the aggregate principal amount of $125,000,000. The closing of the transaction took place on August 16, 2006. On September 15, 2006, Retail Ventures closed on the exercise by the sole underwriter of its entire option to purchase an additional aggregate principal amount of $18,750,000 of PIES.

The $143,750,000 PIES bear a coupon at an annual rate of 6.625% of the principal amount, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2006 and ending on September 15, 2011. Except to the extent RVI exercises its cash settlement option, the PIES are mandatorily exchangeable, on the maturity date, into Class A Common Shares of DSW, no par value per share, which are issuable upon exchange of DSW Class B Common Shares, no par value per share, beneficially owned by RVI. On the maturity date, each holder of the PIES will receive a number of DSW Class A Common Shares per $50.00 principal amount of PIES equal to the "exchange ratio" described in the RVI prospectus filed with the SEC on August 11, 2006, or if RVI elects, the cash equivalent thereof or a combination of cash and DSW Class A Common Shares. The exchange ratio is equal to the number of DSW Class A Common Shares determined as follows: (i) if the applicable market value of DSW Class A Common Shares equals or exceeds $34.95, the exchange ratio will be 1.4306 shares; (ii) if the applicable market value of DSW Class A Common Shares is less than $34.95 but greater than $27.41, the exchange ratio will be between 1.4306 and 1.8242 shares; and (iii) if the applicable market value of DSW Class A Common Shares is less than or equal to $27.41, the exchange ratio will be 1.8242 shares, subject to adjustment as provided in the PIES. The maximum aggregate number of DSW Class A Common Shares deliverable upon exchange of the PIES is 5,244,575 DSW Class A Common Shares, subject to adjustment as provided in the PIES.

RVI used a portion of the net proceeds of the offering to repay the approximately $49.7 million remaining balance of an intercompany note due to Value City, and Value City used such proceeds and other funds to repay $49.5 million of the outstanding principal amount of its $50.0 million Non-Convertible Loan, together with fees and expenses. Restricted cash of $0.5 million is held for the remaining balance of the Non-Convertible Loan. The balance of the net proceeds was applied for general corporate purposes, which included the repayment of approximately $36.5 million of borrowings under the VCDS Revolving Loan.

The embedded exchange feature of the PIES is accounted for as a derivative, which is recorded at fair value with changes in fair value in the statement of operations. Accordingly, the accounting for the embedded derivative addresses the variations in the fair value of the obligation to settle the PIES when the market value exceeds or is less than the threshold appreciation price. The fair value of the conversion feature at the date of issuance of $11.7 million was equal to the amount of the discount of the PIES and will be amortized into interest expense over the term of the PIES.

During fiscal 2006, the Company recorded a charge related to the change in fair value of the conversion feature of the PIES from the date of issuance to February 3, 2007 of $51.1 million. As of February 3, 2007, the fair value liability recorded for the conversion feature was $62.8 million.

Contractual Obligations

We have the following minimum commitments under contractual obligations. A "purchase obligation" is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based on this definition, the tables below include only those contracts, which include fixed or minimum obligations. It does not include normal purchases, which are made in the ordinary course of business.

The following table provides aggregated information about contractual obligations and other long-term liabilities as of February 3, 2007 (dollars in thousands).

	Payments due by Period					
Contractual Obligations(5)	**Total**	**Less Than 1 Year**	**1 - 3 Years**	**3 - 5 Years**	**More Than 5 Years**	**No Expiration Date**
Long—term debt	$ 249,250		$ 105,500	$ 143,750		$
Interest payments on long—term debt[1]	47,678	$ 11,896	19,116	16,666		
Capital lease obligations[2]	54,669	3,448	7,022	7,289	$ 36,910	
Operating lease obligations [2]	1,535,456	189,496	361,240	310,198	674,522	
Construction commitments[3]	10,026	10,026				
Purchase obligations[4]	25,087	13,288	11,394	405		
Total	$ 1,922,166	$ 228,154	$ 504,272	$ 478,308	$ 711,432	$

(1) Projected interest payments are for the Non-Convertible Loan and the VCDS Revolving Loan and are based on the outstanding principal amount at February 3, 2007 and interest rate per the agreement.

(2) Many capital and operating leases require us, as part of the lease, to pay for common area maintenance, real estate taxes and contingent rents. In fiscal 2006, the common area maintenance and real estate taxes represented approximately 36.7% of the rent expense. These costs vary year by year and are based almost entirely on actual costs incurred by the landlord and as such are not included in the lease obligations presented above.

(3) Construction commitments include capital items to be purchased for projects that were under construction, or for which a lease had been signed, as of February 3, 2007.

(4) Many of our purchase commitments are cancelable by us without payment or penalty, and we have excluded such commitments, along with all associate employment and intercompany commitments.

(5) Deferred taxes, minority interest and payments related to pension plans are not included in this table.

In 2006, RVI used the proceeds from the issuance of PIES to repay the approximately $49.7 million remaining balance of an intercompany note due Value City and lend Value City and Filene's Basement $62 million through intercompany loans. Value City used these and other funds to pay down $49.5 million of the outstanding principal amount of the $50 million Senior Non-Convertible Loan and approximately $36.5 million of borrowings under the VCDS Revolving Loan. During 2005, the Company repaid the amount owed on the $100 million Term Loans plus accrued interest, $25 million of the $75 million Convertible Loan and a portion of the Revolving Credit Facility with the proceeds of DSW's IPO used to repay intercompany promissory notes relating to dividends issued by DSW to Retail Ventures.

At February 3, 2007, the Company had outstanding a $0.5 million Non-Convertible Loan, $143.8 million PIES and $105.0 million of direct borrowings under the VCDS Revolving Loan. As of January 28, 2006 the Company had outstanding a $50.0 million Non-Convertible Loan and $88.0 million of direct borrowings under the VCDS Revolving Loan.

The Company had outstanding letters of credit that totaled approximately $19.4 million and $13.4 million, respectively, at February 3, 2007, on the Retail Ventures and new DSW secured revolving credit facilities and $19.0 million and $13.6 million at January 28, 2006 on the Retail Ventures and DSW secured revolving credit facilities. If certain conditions are met under these arrangements, the Company would be required to satisfy the obligations in cash. Due to the nature of these arrangements and based on historical experience, the Company does not expect to make any significant payment outside of the terms set forth in these arrangements.

During the current year, we have continued to enter into various construction commitments, including capital items to be purchased for projects that were under construction or for which a lease has been signed. Our obligations under these commitments aggregated approximately $10.0 million at February 3, 2007. In addition, we signed lease agreements for 34 new store locations with annual aggregate rent of $14.2 million and average terms of approximately 10 years. Associated with the new lease agreements, we will receive approximately $8.9 million of tenant improvement allowances which will offset future capital expenditures.

We operate substantially all our stores, warehouses and corporate office space from leased facilities. Lease obligations are accounted for either as operating leases or as capital leases. We disclosed in the Notes to consolidated financial statements included in our 2006 Annual Report the minimum payments due under operating or capital leases.

Additional information regarding our financial commitment as of February 3, 2007 is provided in the Notes to Consolidated Financial Statements. See "Notes to Consolidated Statements, Note 6 - Long-Term Obligations beginning on page F-23 and Note 10 - Commitments and Contingencies" beginning on page F-31.

Recent Accounting Pronouncements

Recent Accounting Pronouncements and their impact on Retail Ventures are disclosed in Footnote 1 to our consolidated financial statements included in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

It is not our intention to participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would facilitate off-balance sheet arrangements or other limited purposes. Retail Ventures had no "off-balance sheet" arrangements as of February 3, 2007, as that term is described by the SEC.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We are exposed to market risk from changes in interest rates, which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading or other speculative purposes and are not party to any leveraged financial instruments.

Secured Revolving Credit Facilities

We are exposed to interest rate risk primarily through our borrowings under the $275 million VCDS Revolving Loan and the $150 million DSW Revolving Loan. At February 3, 2007, direct borrowings aggregated $105.0 million and an additional $32.8 million of letters of credit were outstanding against these revolving credit facilities. A hypothetical 100 basis point increase in interest rates on our variable rate debt outstanding for the year ended February 3, 2007, net of income taxes, would have had an approximate $0.7 million impact on our financial position, liquidity and results of operations.

Warrants

For derivatives that are not designated as hedges under SFAS No. 133, changes in the fair values are recognized in earnings in the period of change. Retail Ventures estimates the fair value of derivatives based on pricing models using current market rates and records all derivatives on the balance sheet at fair value. As the warrants may be exercised for either common shares of RVI or common shares of DSW owned by RVI, the settlement of the warrants will not result in a cash outlay by the Company.

During fiscal 2006 the Company recorded a charge related to the change in the fair value of the warrants of $124.8 million. As of February 3, 2007, the aggregate fair value liability recorded relating to both the Term Loan Warrants and Conversion Warrants is $216.4 million. The $156.5 million value ascribed to the Conversion Warrants was estimated as of February 3, 2007 using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 4.9%; expected life of 2.4 years; expected volatility of 44.1%; and an expected dividend yield of 0.0%. The $59.9 million value ascribed to the Term Loan Warrants was estimated as of February 3, 2007 using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 4.8%; expected life of 5.4 years; expected volatility of 44.1% and an expected dividend yield of 0.0%. As the Warrants may be exercised for either common shares of RVI or common shares of DSW owned by RVI, the settlement of the Warrants will not result in a cash outlay by the Company.

Conversion Feature of PIES

During fiscal 2006, the Company recorded a charge related to the change in fair value of the conversion feature of the PIES from the date of issuance to February 3, 2007 of $51.1 million. As of February 3, 2007, the fair value liability recorded for the conversion feature was $62.8 million. The fair value was estimated using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 5.2 %; expected life of 4.6 years; expected volatility of 39.7%; and an expected dividend yield of 0.0%. The fair value of the conversion feature at the date of issuance of $11.6 million is equal to the amount of the discount of the PIES and will be amortized into interest expense over the term of the PIES.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Our financial statements and financial statement schedule and the Report of Independent Registered Public Accounting Firm thereon are filed pursuant to this Item 8 and are included in this Annual Report beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE. None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded, as of the end of the period covered by this Annual Report, that such disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Management assessed the effectiveness of the Company's internal control system as of February 3, 2007. In making its assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting, as of February 3, 2007.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an audit report covering management's assessment of the Company's internal control over financial reporting, as stated in its report which begins on page F-1 of this Annual Report.

Changes in Internal Control over Financial Reporting

No change was made in the Company's internal control over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION. None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Executive Officers

The following persons are executive officers of the Company. Our officers of the Company are elected annually by our Board and serve at the pleasure of the Board.

Heywood Wilansky, age 59, became our President and Chief Executive Officer in November 2004. Mr. Wilansky is a director of the Company since June 2005 and is also a director of DSW since March 2005. Before joining Retail Ventures, Mr. Wilansky served as President and Chief Executive Officer of Filene's Basement, a subsidiary of Retail Ventures, from February 2003 to November 2004. Mr. Wilansky was a professor of marketing at the University of Maryland business school from August 2002 to February 2003. From August 2000 to January 2003, he was President and Chief Executive Officer of Strategic Management Resources, LLC. From August 1995 to July 2000, he was President and Chief Executive Officer of Bon Ton Stores. Prior to that, he was with The May Department Stores Company for more than 19 years, last serving as President and Chief Executive Officer of the Foley's division from 1992 to 1995 and President and Chief Executive Officer of the Filene's division from 1991 to 1992.

James A. McGrady, age 56, became our Executive Vice President, Chief Financial Officer, Treasurer and Secretary in December 2002. He served as our Chief Financial Officer, Treasurer and Secretary from July 2000 until December 2002. Mr. McGrady is also a Vice President of DSW. From 1986 until July 2000, Mr. McGrady served as Vice President and Treasurer of Big Lots, Inc. From 1979 through 1986, Mr. McGrady was in the practice of public accounting with KPMG Main Hurdman.

Julia A. Davis, age 46, became our Executive Vice President and General Counsel in January 2003. Since the DSW IPO she also served as Executive Vice President, General Counsel and Secretary of DSW until April 10, 2006. Prior to joining the Company Ms. Davis was a partner in the Columbus office of Vorys, Sater, Seymour and Pease LLP. Ms. Davis has 19 years of private legal practice primarily representing and advising national and regional retailers in a wide variety of employment matters.

Jed L. Norden, age 56, became our Executive Vice President and Chief Administrative Officer as of February 1, 2006. Prior to accepting this position with the Company, Mr. Norden served as Executive Vice President of Human Resources for Retail Ventures Services, Inc., a subsidiary of Retail Ventures, Inc. Beginning in 2002, Mr. Norden served as Vice President of Human Resources for Ultimate Electronics. Prior to serving in that position, Mr. Norden served as Corporate Senior Vice President of Human Resources for Payless ShoeSource, Inc. from 1985 to 2002. Mr. Norden has also held various management positions at May Department Stores Company and Ingersoll-Rand Corporation.

Steven E. Miller, age 48, became our Senior Vice President Controller in May 2003 after joining the Company in September 2000 as its Vice President Controller. Since the DSW IPO he also serves as Senior Vice President and Controller of DSW. Prior to joining the Company Mr. Miller served as Chief Financial Officer of Spitzer Management, Inc. beginning in 1998. From 1993 through 1998, Mr. Miller held various positions with Big Lots, Inc. including Director, Assistant Treasurer and Assistant Controller.

Audit Committee

The Company's Board of Directors has determined that Harvey L. Sonnenberg is an audit committee financial expert as such term is defined by the SEC under Item 407(d) of Regulation S-K. The members of the Audit Committee are Messrs. Harvey L. Sonnenberg (Chair), James L. Weisman and Lawrence J. Ring and Ms. Elizabeth M. Eveillard. The Board of Directors has affirmatively determined that each of Messrs. Sonnenberg, Weisman, Ring and Ms. Eveillard is an independent member of the Audit Committee in accordance with the listing standards of the New York Stock Exchange.

Code of Ethics and Corporate Governance Information

The Company has adopted a code of ethics that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and an additional code of ethics that applies to senior financial officers. These codes of ethics, designated as the "Code of Conduct" and the "Code of Ethics for Senior Financial Officers," respectively by the Company, can be found on the Company's investor website at www.retailventuresinc.com. The Company intends to disclose any amendment to, or waiver from, any applicable provision of the Code of Conduct or Code of Ethics for Senior Financial Officers (if such amendment or waiver relates to elements listed under Item 406(b) of Regulation S-K and applies to the Company's directors, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) by posting such information on the Company's website at www.retailventuresinc.com.

The Board of Directors has adopted and approved Corporate Governance Principles and written charters for its Nominating and Corporate Governance, Audit and Compensation Committees. In addition, the Audit Committee has adopted a written Audit Committee Pre-Approval Policy with respect to audit and non-audit services to be performed by the Company's independent public accountants. All of the forgoing documents are available on the Company's investor website at www.retailventuresinc.com and a copy of the foregoing will be made available (without charge) to any shareholder upon request.

Other

In accordance with General Instruction G(3), the information contained under the captions **"ELECTION OF DIRECTORS", "OTHER DIRECTOR INFORMATION, COMMITTEES OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION"**, in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 13, 2007, to be filed with the SEC pursuant to Regulation 14A promulgated under the Exchange Act (the "Proxy Statement"), is incorporated herein by reference to satisfy the remaining information required by this Item.

NYSE Certification

Mr. Wilansky, Chief Executive Officer and President of the Company, and Mr. McGrady, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of the Company, have issued certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and applicable Securities and Exchange Commission regulations with respect to the Company's 2006 Annual Report on Form 10-K. The full text of the certifications are set forth in Exhibits 31 and 32 to this Annual Report on Form 10-K.

Mr. Wilansky submitted his annual certification to the New York Stock Exchange (NYSE) on June 5, 2006, stating that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

Item 11. EXECUTIVE COMPENSATION.

In accordance with General Instruction G(3), the information contained under the captions **"COMPENSATION OF MANAGEMENT"** and **"OTHER DIRECTOR INFORMATION COMMITTEES OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION - GENERAL"** in the Proxy Statement is incorporated herein by reference. The report of the Compensation Committee of the Company's Board of Directors on executive compensation included in the Proxy Statement shall not be deemed to be incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS.

In accordance with General Instruction G(3), the information contained under the captions **"SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS" and "PROPOSAL NO. 2, APPROVAL OF RETAIL VENTURES, INC. 2007 CASH INCENTIVE COMPENSATION PLAN – EQUITY COMPENSATION PLAN INFORMATION"** in the Proxy Statement is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

In accordance with General Instruction G(3), the information contained under the caption **"CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "OTHER DIRECTOR INFORMATION, COMITTEES OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION- CORPORATE GOVERNANCE PRINCIPLES."** in the Proxy Statement is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

In accordance with General Instruction G(3), the information contained under the caption **"AUDIT AND OTHER SERVICE FEES"** in the definitive Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

15(a)(1) Financial Statements

The documents listed below are filed as part of this Form 10-K:

15(a)(2) Consolidated Financial Statement Schedules:

The schedule listed below is filed as part of this Form 10-K:

Schedules not listed above are omitted because of the absence of the conditions under which they are required or because the required information is included in the financial statements or the notes thereto.

15(a)(3) and (b) Exhibits:

See Index to Exhibits which begins on page E-1.

15(c) Additional Financial Statement Schedules:

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETAIL VENTURES, INC.

April 5, 2007

By: /s/ James A. McGrady
James A. McGrady, Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Jay L. Schottenstein	Chairman of the Board of Directors	April 5, 2007
/s/ Heywood Wilansky Heywood Wilansky	President, Chief Executive Officer and Director (Principal Executive Officer)	April 5, 2007
/s/ James A. McGrady James A. McGrady	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	April 5, 2007
* Henry L. Aaron	Director	April 5, 2007
* Ari Deshe	Director	April 5, 2007
* Jon P. Diamond	Director	April 5, 2007
* Elizabeth M. Eveillard	Director	April 5, 2007
* Lawrence J. Ring	Director	April 5, 2007
* Harvey L. Sonnenberg	Director	April 5, 2007
* James L. Weisman	Director	April 5, 2007

*By: /s/ James A. McGrady
James A. McGrady (Attorney-in-fact)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Retail Ventures, Inc.
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Retail Ventures, Inc. and subsidiaries (the "Company") as of February 3, 2007 and January 28, 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended February 3, 2007. Our audits also included the financial statement schedules listed in the Index at Item 15. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of February 3, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedules, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting, included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Retail Ventures, Inc. and its subsidiaries as of February 3, 2007 and January 28, 2006, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of February 3, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 3, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
April 4, 2007

RETAIL VENTURES, INC.
CONSOLIDATED BALANCE SHEETS
February 3, 2007 and January 28, 2006
(in thousands, except share amounts)

	February 3, 2007	January 28, 2006
ASSETS		
Cash and equivalents	$ 160,221	$ 138,731
Restricted cash	511	
Short-term investments	98,650	
Accounts receivable, net	16,781	19,259
Accounts receivables from related parties	3,777	437
Inventories	545,584	491,867
Prepaid expenses and other assets	36,686	26,814
Deferred income taxes	25,737	66,581
Total current assets	887,947	743,689
Property and equipment, at cost:		
Furniture, fixtures and equipment	367,823	348,296
Leasehold improvements	299,743	272,835
Land and building	789	789
Capital leases	32,300	32,300
	700,655	654,220
Accumulated depreciation and amortization	(420,746)	(385,094)
Property and equipment, net	279,909	269,126
Goodwill	25,899	25,899
Tradenames and other intangibles, net	34,976	39,217
Deferred income taxes	26,114	
Other assets	12,372	8,643
Total assets	$ 1,267,217	$ 1,086,574

The accompanying notes are an integral part of the consolidated financial statements.

RETAIL VENTURES, INC.
CONSOLIDATED BALANCE SHEETS (Continued)
February 3, 2007 and January 28, 2006
(in thousands, except share amounts)

	February 3, 2007	January 28, 2006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$ 212,434	$ 221,444
Accounts payable to related parties	4,902	4,901
Accrued expenses:		
Compensation	40,886	35,085
Taxes	45,227	37,869
Other	92,894	88,403
Warrant liability	3,594	1,723
Warrant liability-related parties	212,806	168,680
Current maturities of long-term obligations	765	623
Total current liabilities	613,508	558,728
Long-term obligations, net of current maturities:		
Non-related parties	265,283	115,995
Related parties	500	50,000
Conversion feature of long-term debt	62,770	
Other noncurrent liabilities	95,108	87,080
Deferred income taxes		45,829
Minority interest	138,428	112,396
Commitments and contingencies		
Shareholders' equity:		
Common shares, without par value; 160,000,000 authorized; issued, including 7,551 treasury shares, 47,270,777 and 39,864,577 outstanding, respectively	276,690	159,617
Accumulated deficit	(184,461)	(36,082)
Deferred compensation expense, net		(1)
Treasury shares, at cost, 7,551 shares	(59)	(59)
Accumulated other comprehensive loss	(550)	(6,929)
Total shareholders' equity	91,620	116,546
Total liabilities and shareholders' equity	$ 1,267,217	$ 1,086,574

The accompanying notes are an integral part of the consolidated financial statements.

RETAIL VENTURES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended February 3, 2007, January 28, 2006 and January 29, 2005
(in thousands, except per share amounts)

	February 3, 2007	January 28, 2006	January 29, 2005
Net sales	$ 3,067,658	$ 2,913,371	$ 2,739,631
Cost of sales	(1,852,242)	(1,804,139)	(1,663,215)
Gross profit	1,215,416	1,109,232	1,076,416
Selling, general and administrative expenses	(1,143,468)	(1,110,950)	(1,076,445)
Change in fair value of derivative instruments	(53,012)	(151)	
Change in fair value of derivative instruments- related parties	(122,943)	(144,058)	
License fees and other income	9,565	8,936	6,714
Operating (loss) profit	(94,442)	(136,991)	6,685
Non-related parties interest expense	(20,499)	(13,526)	(13,465)
Related parties interest expense	(6,718)	(14,335)	(25,741)
Total interest expense	(27,217)	(27,861)	(39,206)
Interest income	9,542	1,660	645
Interest expense, net	(17,675)	(26,201)	(38,561)
Loss before income taxes and minority interest	(112,117)	(163,192)	(31,876)
Income taxes (expense) benefit	(14,630)	(13,224)	12,428
Loss before minority interest	(126,747)	(176,416)	(19,448)
Minority interest	(24,166)	(7,002)	
Net loss	$ (150,913)	$ (183,418)	$ (19,448)
Basic and diluted loss per share	$ (3.35)	$ (4.75)	$ (0.57)
Shares used in basic and diluted per share calculations	45,088	38,586	33,956

The accompanying notes are an integral part of the consolidated financial statements.

RETAIL VENTURES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended February 3, 2007, January 28, 2006 and January 29, 2005
(in thousands)

	Number of Shares								
	Common Shares	Common Shares in Treasury	Common Shares	Warrants	Retained Earnings (Accumulated Deficit)	Deferred Compensation Expense	Treasury Shares	Accumulated Other Comprehensive Loss	Total
Balance, January 31, 2004	33,991	8	$ 143,077	$ 6,074	$ 62,204	$ (635)	$ (59)	$ (6,011)	$ 204,650
Net loss					(19,448)				(19,448)
Change in minimum pension liability, net of income tax benefit of $753								(1,057)	(1,057)
Total comprehensive loss									(20,505)
Exercise of stock options	136		504						504
Net issuance/forfeitures of restricted shares	(16)		(104)			104			
Amortization of deferred compensation expense						528			528
Balance, January 29, 2005	34,111	8	$ 143,477	$ 6,074	$ 42,756	$ (3)	$ (59)	$ (7,068)	$ 185,177
Net loss					(183,418)				(183,418)
Change in minimum pension liability, net of income tax benefit of $924								139	139
Total comprehensive loss									(183,279)
Initial public offering of subsidiary					104,187				104,187
Capital transactions of subsidiary					393				393
Exercise of stock options	5,754		26,286						26,286
Excess tax benefit related to stock option exercises			9,974						9,974
Amortization of deferred compensation expense						2			2
Warrant reclassification to liability				(6,074)					(6,074)
Warrant adjustment to fair value			(20,120)						(20,120)
Balance, January 28, 2006	39,865	8	$ 159,617	$ —	$ (36,082)	$ (1)	$ (59)	$ (6,929)	$ 116,546

RETAIL VENTURES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)
Years Ended February 3, 2007, January 28, 2006 and January 29, 2005
(in thousands)

	Number of Shares								
	Common Shares	Common Shares in Treasury	Common Shares	Warrants	Retained Earnings (Accumulated Deficit)	Deferred Compensation Expense	Treasury Shares	Accumulated Other Comprehensive Loss	Total
Balance, January 28, 2006	39,865	8	$ 159,617	$	$ (36,082)	$ (1)	$ (59)	$ (6,929)	$ 116,546
Net loss					(150,913)				(150,913)
Change in minimum pension liability, net of income tax expense of $153								1,192	1,192
Total comprehensive loss									*(149,721)*
Capital transactions of subsidiary					2,534				2,534
Stock based compensation expense, before related tax effects			634						634
Exercise of stock options	406		2,934						2,934
Exercise of warrants	7,000		110,317						110,317
Deferred income tax adjustment			3,189						3,189
Reclassification of unamortized deferred compensation			(1)			1			
Adjustment to initially apply FASB Statement No. 158, net of income tax expense of $3,330		—						5,187	5,187
Balance, February 3, 2007	47,271	8	$ 276,690	$	$ (184,461)	$	$ (59)	$ (550)	$ 91,620

The accompanying notes are an integral part of the consolidated financial statements.

RETAIL VENTURES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended February 3, 2007, January 28, 2006 and January 29, 2005
(in thousands)

	February 3, 2007	January 28, 2006	January 29, 2005
Cash flows from operating activities:			
Net loss	$ (150,913)	$ (183,418)	$ (19,448)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Amortization of debt issuance costs and discount on debt	4,567	4,422	5,380
Amortization of deferred compensation		2	528
Stock based compensation expense	634		
Stock based compensation expense of subsidiary	2,534		
Depreciation and amortization	58,329	58,889	56,111
Change in fair value of derivative instruments ($122,943, $144,058 and $0 - related party)	175,955	144,209	
Deferred income taxes and other noncurrent liabilities	(23,671)	2,872	(8,264)
Excess tax benefit related to stock option exercises		9,974	
Loss on disposal of assets	1,469	1,735	120
Gain on lease termination		(9,536)	
Minority interest in consolidated subsidiary	24,166	7,353	
Impairment charges	832	507	14,596
Other	1,866	393	
Change in working capital, assets and liabilities:			
Accounts receivable	(862)	(11,740)	1,150
Inventories	(53,717)	(18,816)	(52,713)
Prepaid expenses and other assets	(11,079)	(10,825)	(12,013)
Accounts payable	(10,595)	16,419	58,488
Proceeds from lease incentives	10,168	10,781	13,099
Accrued expenses	17,618	9,524	33,042
Net cash provided by operating activities	47,301	32,745	90,076
Cash flows from investing activities:			
Restricted cash	(511)		
Cash paid for property and equipment	(65,584)	(46,499)	(85,443)
Proceeds from sale of assets	30	165	119
Purchases of available-for-sale investments	(188,250)		
Maturities and sales from available-for-sale investments	89,600		
Tradename acquisitions			(4,066)
Net cash used in investing activities	(164,715)	(46,334)	(89,390)
Cash flows from financing activities:			
Payment on Senior Loan Agreement- Non Convertible Loan	(49,500)		
Payments on convertible loan		(25,000)	
Payments on term loan		(100,000)	
Payments of capital lease obligations	(624)	(611)	(720)
Net increase (decrease) in revolving credit facility	17,000	(52,000)	15,000
Proceeds from issuance of PIES	143,750		
Proceeds from the exercise of warrants	31,500		
Proceeds from exercise of stock options	2,934	26,286	504
Debt issuance costs	(6,156)	(3,576)	(438)
Proceeds from sale of stock of subsidiary		277,963	
Net cash provided by financing activities	138,904	123,062	14,346
Net increase in cash and equivalents	21,490	109,473	15,032
Cash and equivalents, beginning of year	138,731	29,258	14,226
Cash and equivalents, end of year	$ 160,221	$ 138,731	$ 29,258

The accompanying notes are an integral part of the consolidated financial statements.

1. BUSINESS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Operations

Retail Ventures, Inc. ("Retail Ventures" or "RVI") and its wholly-owned subsidiaries and majority-owned subsidiary are herein referred to collectively as the "Company". The Company operates four segments in the United States of America ("United States"). Value City Department Stores LLC ("Value City") and Filene's Basement, Inc. ("Filene's Basement") segments are off-price retailers. DSW Inc. ("DSW") segment is a specialty branded footwear retailer. The Corporate segment consists of all revenue and expenses related to the corporate entities that are not allocated to the other segments. As of February 3, 2007, there were a total of 113 Value City stores located principally in the Midwest, mid-Atlantic and southeastern United States, 223 DSW stores located in major metropolitan areas throughout the United States and 31 Filene's Basement stores located in major metropolitan areas in the northeast and midwest. DSW also supplies shoes, under supply arrangements, for 330 locations for other non-related retailers in the United States.

In October 2003, the Company reorganized its corporate structure into a holding company form whereby Retail Ventures, Inc., an Ohio corporation, became the successor issuer to Value City Department Stores, Inc. As a result of the reorganization, Value City Department Stores, Inc. became a wholly-owned subsidiary of Retail Ventures, Inc.

In connection with the reorganization, holders of common shares of Value City became holders of an identical number of common shares of Retail Ventures, Inc. The reorganization was affected by a merger which was previously approved by the Company's shareholders. Since October 2003, the Company's common shares have been listed for trading under the ticker symbol "RVI" on the New York Stock Exchange.

In December 2004, the Company completed another corporate reorganization whereby Value City Department Stores, Inc. merged with and into Value City Department Stores LLC, another wholly-owned subsidiary of Retail Ventures. In turn, Value City Department Stores LLC transferred all the issued and outstanding shares of DSW and Filene's Basement to Retail Ventures in exchange for a promissory note.

On July 5, 2005, DSW completed an initial public offering ("IPO") of 16,171,875 Class A Common Shares sold at a price of $19.00 per share and raising net proceeds of $285.8 million, net of the underwriters' commission and before expenses of approximately $7.8 million. As of February 3, 2007, Retail Ventures owned Class B Common Shares of DSW representing approximately 63.0% of DSW's outstanding Common Shares and approximately 93.2% of the combined voting power of such shares. RVI accounted for the sale of DSW as a capital transaction. Associated with this transaction, a deferred tax liability of $65.5 million was recorded. DSW is a controlled subsidiary of Retail Ventures and its Class A Common Shares are traded on the New York Stock Exchange under the symbol "DSW".

In December 2006 the Company announced that it is exploring strategic alternatives for the Value City operations, including a possible sale of the division. RVI has retained financial advisors to assist in this effort to enhance shareholder value. The Company also stated that there can be no assurance that this process will result in any specific transaction.

Principles of Consolidation

The consolidated financial statements include the accounts of Retail Ventures, Inc., its wholly-owned subsidiaries and its majority-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year

The Company's fiscal year ends on the Saturday nearest to January 31. Fiscal year 2006 contains 53 weeks while fiscal years 2005 and 2004 each contain 52 weeks. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates are required as a part of inventory valuation, depreciation, amortization, recoverability of long-lived assets, establishing reserves for insurance, calculating retirement benefits and derivative valuations. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, actual results could differ from these estimates.

Cash and Equivalents

Cash and equivalents represent cash, highly liquid investments with original maturities of three months or less at the date of purchase and credit card receivables which generally settle within three days to be cash equivalents.

Short-term investments

Short-term investments include investment grade variable-rate debt obligations and auction rate securities and are classified as available-for-sale securities. These securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 33 to 182 days, and despite the long-term nature of their stated contractual maturities, the Company has the intent and ability to quickly liquidate these securities. Because the fair value approximates the cost, there are no accumulated unrealized holding gains or losses in other comprehensive income from these investments. All income generated from these investments is recorded as interest income. As of February 3, 2007, the Company held $98.7 million in short-term investments and at January 28, 2006, the Company had no short-term investments.

Accounts Receivable, Net

Accounts receivable is classified as current assets because the average collection period is generally less than one year. The carrying amount approximates fair value because of the relatively short average maturity of the instruments and no significant change in interest rates. The allowance for doubtful accounts was $0.7 million and $0.4 million at February 3, 2007 and January 28, 2006, respectively.

Inventories

Merchandise inventories are stated at the lower of cost, determined using the first-in, first-out basis, or market using the retail inventory method. The retail method is widely used in the retail industry due to its practicality. Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a calculated cost to retail ratio to the retail value of inventories. The cost of the inventory reflected on the consolidated balance sheet is decreased by charges to cost of sales at the time the retail value of the inventory is lowered through the use of markdowns. Hence, earnings are negatively impacted as the merchandise is marked down prior to sale. Reserves to value inventory at the lower of cost or market were $44.4 million and $43.1 million at the end of fiscal year 2006 and 2005, respectively.

Inherent in the calculation of inventories are certain significant management judgments and estimates, including setting the original merchandise retail value or mark-on, markups of initial prices established, reductions in prices due to customers' perception of value (known as markdowns), and estimates of losses between physical inventory counts, or shrinkage, which, combined with the averaging process within the retail inventory method, can significantly impact the ending inventory valuation at cost and the resulting gross profit.

Pre-Opening Expenses

Pre-opening costs associated with the opening of new stores are expensed as incurred for stores opened during the fiscal year and those under construction and to be opened in future fiscal years. Pre-opening costs expensed were $9.7 million, $8.4 million and $14.4 million for fiscal 2006, 2005 and 2004, respectively. During these respective periods we opened 29 DSW and five Filene's Basement stores in 2006, 29 DSW and one Filene's Basement store in 2005 and 31 DSW and five Filene's Basement stores in 2004.

Property and Equipment

Depreciation and amortization are recognized principally on the straight line method in amounts adequate to amortize costs over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of their useful lives (10 years) or initial lease term. The estimated useful lives by class of asset are:

Buildings	31 years
Furniture, fixtures and equipment	3 to 10 years

Asset Impairment and Long-Lived Assets

The Company must periodically evaluate the carrying amount of its long-lived assets, primarily property and equipment, and finite life intangible assets when events and circumstances warrant such a review to ascertain if any assets have been impaired. The carrying amount of a long-lived asset is considered impaired when the carrying value of the asset exceeds the expected future cash flows from the asset. The Company's review is conducted at the lowest identifiable level, which includes a store. The impairment loss recognized is the excess of the carrying value of the asset over its fair value, based on discounted future cash flows. The impairment loss is included in selling, general and administrative expense. Assets acquired for stores that have been previously impaired are not capitalized when acquired if the store's expected future cash flow remains negative.

Impairment charges by segment, excluding goodwill, are as follows (in thousands):

	Fiscal Year		
	2006	2005	2004
Value City			$ 2,043
DSW	$ 832	$ 234	833
Filene's Basement		273	
	$ 832	$ 507	$ 2,876

Store Closings

During fiscal 2006, the Company recorded additional reserves for the closing of five DSW stores. The operating lease at one of the five stores was terminated through the exercise of a lease kick-out option. During the first quarter of 2006, the Company closed one Filene's Basement store for which closing costs were accrued during the fourth quarter of 2005. These estimates are monitored on at least a quarterly basis for changes in circumstances. The balance at February 3, 2007 includes the liability for a closed store lease which is in effect through September of 2017.

The table below sets forth the significant components and activity related to these closing reserves (in thousands):

	Balance at 1/28/06	Related Charges	Payments	Adjustments	Balance at 2/3/07
Employee severance and termination benefits	$ 277	$ 56	$ (333)		$
Lease Costs	2,130	1,104	(1,601)	$ 233	1,866
Other	-	64	(64)		
Total	$ 2,407	$ 1,224	$ (1,998)	$ 233	$ 1,866

	Balance at 1/29/05	Related Charges	Payments	Adjustments	Balance at 1/28/06
Employee severance and termination benefits	$ 599	$ 277	$ (599)	$	$ 277
Lease Costs	674	4,892	(3,436)		2,130
Other	39	307	(346)		-
Total	$ 1,312	$ 5,476	$ (4,381)	$	$ 2,407

Goodwill

Goodwill represents the excess cost over the estimated fair values of net assets including identifiable intangible assets of businesses acquired. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, the Company does not record goodwill amortization but it is subject to annual testing.

During fiscal 2004, based on the results of the annual impairment tests in accordance with SFAS No. 142, the Company recorded a non-cash impairment charge relating to the goodwill on Filene's Basement of $11.7 million ($6.9 million, net of taxes). At February 3, 2007 and January 28, 2006, the Company had $25.9 million of goodwill. The carrying amount of Goodwill is evaluated based on the market value of the DSW stock.

Tradenames and Other Intangible Assets

Tradenames and other intangibles assets are comprised of values assigned to names the Company acquired and leases acquired. The accumulated amortization for these assets is $30.5 million and $26.3 million at February 3, 2007 and January 28, 2006, respectively. During fiscal 2004, the Company acquired the "Leslie Fay" tradename for approximately $4.1 million. The anticipated life of the amortizing asset has been initially assigned 15 years. The asset value and accumulated amortization of intangible assets is as follows (in thousands):

	Value City	DSW	Filene's Basement	Total
As of February 3, 2007				
Tradenames:				
Gross amount	$ 5,211	$ 12,750	$ 9,900	$ 27,861
Accumulated amortization	(1,484)	(7,438)	(4,565)	(13,487)
Useful life (in years)	15	15	15	
Favorable lease values:				
Gross amount	$ 14,417	$ 140	$ 23,057	$ 37,614
Accumulated amortization	(6,316)	(98)	(10,598)	(17,012)
Useful life (in years)	25	14	21	
As of January 28, 2006				
Tradenames:				
Gross amount	$ 5,211	$ 12,750	$ 9,900	$ 27,861
Accumulated amortization	(1,134)	(6,587)	(3,905)	(11,626)
Useful life (in years)	15	15	15	
Favorable lease values:				
Gross amount	$ 14,417	$ 140	$ 23,057	$ 37,614
Accumulated amortization	(5,715)	(87)	(8,830)	(14,632)
Useful life (in years)	25	14	21	

Aggregate amortization expense for the current and each of the five succeeding years is as follows (in thousands):

Fiscal Year	Value City	DSW	Filene's Basement	Total
2006	$ 952	$861	$2,428	$4,241
2007	952	854	2,428	4,234
2008	948	854	2,428	4,230
2009	938	854	1,624	3,416
2010	930	854	1,624	3,408
2011	915	854	1,625	3,394

Self-insurance Reserves

The Company records estimates for certain health and welfare, workers compensation and casualty insurance costs that are self insured programs. Self insurance reserves include actuarial estimates of both claims filed, carried at their expected ultimate settlement value, and claims incurred but not yet reported. The liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. Health and welfare estimates are calculated monthly, based on a historical analysis for the average of the previous two months claims cost and the number of associates employed. Workers' compensation and general liability estimates are calculated semi-annually, with the assistance of an actuary, utilizing claims development estimates based on historical experience and other factors. The Company has purchased stop loss insurance to limit its exposure to any significant exposure on a per person basis for health and welfare and on a per claim basis for workers compensation and general liability. Although the Company does not anticipate the amounts ultimately paid will differ significantly from the estimates, self-insurance reserves could be affected if future claim experience differs significantly from the historical trends and the actuarial assumptions. For example, for workers' compensation and liability claims estimates, a 1% increase or decrease to the assumptions for claims costs and loss development factors would increase or decrease our self-insurance accrual at February 3, 2007, by $0.4 million and $0.1 million, respectively. The self-insurance reserves were $17.5 million and $17.6 million at the end of fiscal 2006 and 2005, respectively.

Revenue Recognition

Revenues from merchandise sales are recognized at the point of sale, net of returns and exclude sales tax. Layaway sales are recognized when the merchandise has been paid for in full. Layaway was discontinued at the end of fiscal 2004.

Revenue from gift cards is deferred and the revenue is recognized upon redemption of the gift card. The Company did not recognize income during these periods from unredeemed stored value cards. The Company will continue to review its historical activity and will recognize income from unredeemed stored value cards when deemed appropriate.

Customer Loyalty Program

DSW maintains a customer loyalty program for the DSW stores in which program members receive a discount on future purchases. Upon reaching the target-earned threshold, members receive certificates for these discounts which must be redeemed within six months. During the third quarter of fiscal 2006 DSW re-launched its loyalty program, which included changing: the name from "Reward Your Style" to "DSW Rewards", the points threshold to receive a certificate and the certificate amounts. The changes were designed to improve customer awareness, customer loyalty and DSW's ability to communicate with its customers. DSW accrues the anticipated redemptions of the discount earned at the time of the initial purchase. To estimate these costs, DSW is required to make assumptions related to customer purchase levels and redemption rates based on historical experience. The accrued liability as of February 3, 2007 and January 28, 2006 was $5.0 million and $8.3 million, respectively. Substantially all certificates under the "Reward Your Style" program expired on or before January 31, 2007.

Advertising Expense

The cost of advertising is expensed as incurred. During fiscal years 2006, 2005 and 2004, advertising expense was $116.1 million, $123.0 million and $112.5 million, respectively.

Derivative Financial Instruments

In accordance with SFAS No. 133, "*Accounting for Derivative Instruments and Hedging Activities*", as amended, the Company recognizes all derivatives on the balance sheet at fair value. For derivatives that are not designated as hedges under SFAS No. 133, changes in the fair values are recognized in earnings in the period of change. There were no derivatives designated as hedges outstanding as of February 3, 2007 or January 28, 2006. The Company does not hold or issue derivative financial instruments for trading purposes.

Retail Ventures estimates the fair values of derivatives based on pricing models using current market rates and records all derivatives on the balance sheet at fair value.

During fiscal 2006 and 2005, the Company recorded a charge related to the change in the fair value of its Warrants of $124.8 and $144.2 million, respectively. As of February 3, 2007 and January 28, 2006, the aggregate fair value liability recorded relating to both the term loan warrants and conversion warrants was $216.4 million and $170.4 million, respectively.

During fiscal 2006, the Company recorded a charge related to the change in the fair value of the conversion feature of the PIES of $51.1 million. The $62.8 million value ascribed to the conversion feature of the PIES was estimated as of February 3, 2007 using the Black-Scholes Pricing Model. The PIES were not outstanding during fiscal year ended January 28, 2006.

During the fiscal year 2004, the Company did not have derivative financial instruments that were held or issued and accounted for as hedges of anticipated transactions and there were no outstanding swap agreements.

Minority Interest

The minority interest liability represents the portion of DSW's total shareholders' equity owned by unaffiliated investors in DSW. The minority interest percentage is computed by the ratio of shares held by unaffiliated interests to total shares outstanding. Minority interest in the statement of operations is calculated using the same ratio. In the statement of cash flows, the non-cash minority interest represents the minority shareholders portion of DSW's income as well as their allocable portion of DSW equity transactions other than retained earnings.

Earnings Per Share

Basic earnings per share is based on the numerator of net loss and the denominator of weighted average of common shares outstanding. Diluted earnings per share reflects the potential dilution of common shares, related to outstanding stock options, stock appreciation rights and warrants, calculated using the treasury stock method and convertible debt calculated using the if-converted method. For the years ended February 3, 2007, January 28, 2006 and January 29, 2005, all potentially dilutive instruments were anti-dilutive.

There were securities outstanding at February 3, 2007, January 28, 2006 and January 29, 2005 that were anti-dilutive and, therefore, were not included in the computation of diluted earnings per share. The total number of securities outstanding that were not included in the computation of dilutive earnings per share for the periods presented are as follows (in thousands):

	February 3, 2007	January 28, 2006	January 29, 2005
Stock Options	1,335	1,782	7,714
SARS	978	1,308	1,998
Term loan warrants	4,413	4,413	2,955
Conversion warrants	9,667	16,667	
Convertible debt			16,667
Total of all potentially dilutive instruments	16,393	24,170	29,334

Stock-Based Compensation

For purposes of applying the provisions of SFAS No. 123(R), the fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. See Note 3 for a detailed discussion of stock-based compensation.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company presents other comprehensive loss in its consolidated statements of shareholders' equity.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004) *Share-Based Payment* ("SFAS No. 123R"). This statement revised SFAS No. 123, *Accounting for Stock-Based Compensation*, ("SFAS No. 123") and requires a fair value measurement of all stock-based payments to employees, including grants of employee stock options and recognition of those expenses in the statements of operations. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services and focuses on accounting for transactions in which an entity obtains employee services in share-based payment transactions. In addition, SFAS No. 123R requires the recognition of compensation expense over the period during which an employee is required to provide service in exchange for an award. Effective January 29, 2006, the Company adopted SFAS No. 123R. The impact of adoption to the Company's results of operations is presented in Note 3.

FASB Statement No. 154, *Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3* (SFAS No. 154) was issued in May 2005. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this new pronouncement in fiscal 2006 did not impact the Company's financial condition, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* The evaluation of a tax position in accordance with FIN 48 is a two step process. The first step is recognition: The enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is measurement: A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 provides for a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact this statement may have on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements* which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. The intent of this standard is to ensure consistency and comparability in fair value measurements and enhanced disclosures regarding the measurements. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact this statement may have on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106, and 132(R),* ("SFAS No. 158") which requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires the employer to measure the funded status of the plan as of the date of its year-end statement of financial position. The employer still must disclose any additional information about certain effects of net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation in the notes to financial statements. The adoption of SFAS 158 at February 3, 2007 decreased the Company's assets by less than $3.2 million, decreased its liabilities by $8.4 million and increased shareholders' equity by $5.2 million. These changes to the Company's financial statements were non-cash and have no impact on the Company's existing debt covenants, credit ratings or financial flexibility.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements* ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not impact the Company's financial condition, results of operations or cash flows.

In June 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 06-3, *How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)* ("EITF No. 06-3"). EITF No. 06-3 indicates that a company may adopt a policy of presenting taxes within the scope of EITF No. 06-3 either gross within revenue or net. If taxes subject to EITF No. 06-3 are significant, a company is required to disclose its accounting policy for presenting taxes and the amounts of the taxes that are recognized on a gross basis. EITF No. 06-3 is effective for years beginning after December 15, 2006, and the Company has already adopted EITF No. 06-3 in fiscal 2006 with no material impact. The Company presents sales taxes collected from customers on a net basis and disclosed in "Critical Accounting Policies."

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"). This statement allows entities to choose to measure financial instruments and certain other financial assets and financial liabilities at fair value. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact this statement may have on its consolidated financial statements.

2. RELATED PARTY TRANSACTIONS

The Company purchases merchandise from affiliates of Shottenstein Stores Corporation ('SSC'), the direct owner of approximately 40.7% of the common shares of Retail Ventures. The amount of purchases from related parties in fiscal 2006, fiscal 2005 and fiscal 2004 were $4.8 million, $4.4 million and $4.7 million, respectively.

The Company also leases certain store and warehouse locations owned by SSC as described in Note 5.

Accounts receivable from and payable to affiliates principally result from commercial transactions with entities owned or controlled by SSC or intercompany transactions with SSC. Settlement of affiliate receivables and payables are in the form of cash. These transactions settle normally in 30 to 60 days. The Company shares certain personnel, administrative and service costs with SSC and its affiliates. The costs of providing these services are allocated among the Company, SSC and its affiliates without a premium. The allocated amounts are not significant. SSC does not charge the Company for general corporate management services. In the opinion of the Company and SSC management, the aforementioned charges are reasonable. SSC provides certain real estate services to the Company for which the Company expensed $0.6 million in fiscal 2006.

The Company's participation in SSC's self-insurance program for general liability, casualty loss and certain state workers' compensation programs ended in fiscal 2004. Estimates for self-insured programs are determined by independent actuaries based on actuarial assumptions, which incorporate historical incurred claims and incurred but not reported (IBNR) claims.

Cerberus, as a beneficial owner of approximately 5.9% of the outstanding common shares of Retail Ventures, is also a related party.

See Notes 5, 6 and 8 to the consolidated financial statements for additional related party disclosures.

3. STOCK BASED COMPENSATION

On January 29, 2006, Retail Ventures adopted the fair value recognition provisions of SFAS No. 123R relating to its stock-based compensation plans. Prior to January 29, 2006, Retail Ventures had accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations ("APB 25"). In accordance with APB 25, compensation expense for employee stock options was generally not recognized for options granted that had an exercise price equal to the market value of the underlying common shares on the date of grant.

Under the modified prospective method of SFAS No. 123R, compensation expense was recognized during the year ended February 3, 2007 for all unvested stock options, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and for all stock based payments granted after January 29, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Stock-based compensation expense was recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. Retail Ventures' financial results for the prior periods have not been restated as a result of this adoption.

Prior to the adoption of SFAS No. 123R, the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. During the year ended January 28, 2006, there were no tax benefits. Beginning in fiscal 2006 with the adoption of SFAS No. 123R, the cash flows resulting from the tax benefits resulting from tax deductions in excess of compensation expense recognized for those options (excess tax benefits) are classified as financing cash flows.

Consistent with the valuation method used for the disclosure only provisions of SFAS No. 123, the Company is using the Black-Scholes option-pricing model to value stock-based compensation expense. This model assumes that the estimated fair value of options is amortized over the options' vesting periods and the compensation costs would be included in selling, general and administrative costs in the Consolidated Statements of Operations. RVI recognizes compensation expense for stock option awards granted subsequent to the adoption of SFAS No. 123R and time-based restricted stock awards on a straight-line basis over the requisite service period of the award. Compensation expense for stock option awards granted prior to the adoption of SFAS No. 123R is recorded using an accelerated method.

Retail Ventures Stock Compensation Plans

The Company has a 2000 Stock Incentive Plan that provides for the issuance of options to purchase up to 13,000,000 common shares or the issuance of restricted stock to management, key employees of Retail Ventures and affiliates, consultants (as defined in the plan), and directors of Retail Ventures. Options generally vest 20% per year on a cumulative basis. Options granted under the 2000 Stock Plan remain exercisable for a period of ten years from the date of grant.

An option to purchase 2,500 common shares is automatically granted to each non-employee director on the first New York Stock Exchange trading day in each calendar quarter. The exercise price for each option is the fair market value of the common shares on the date of grant. All options become exercisable one year after the grant date and remain exercisable for a period of ten years from the grant date, subject to continuation of the option holders' service as directors of the Company.

The Company has a 1991 Stock Option Plan that provided for the grant of options to purchase up to 4,000,000 common shares. Such options are generally exercisable 20% per year on a cumulative basis and remain exercisable for a period of ten years from the date of grant.

During fiscal 2006, the Company recorded stock based compensation expense of approximately $4.1 million, which includes approximately $3.4 million of expenses recorded by DSW. The following table presents the unfavorable impact of adoption of SFAS No. 123R on the Company's loss before income taxes and minority interest, minority interest, net loss and basic and diluted earnings per share for the year ended February 3, 2007:

(in thousands, except per share amounts)	Share-based compensation expense
Loss before income taxes and minority interest	$(4,050)
Minority interest	(768)
Net loss	$(1,557)
Loss per share	
Basic	$(0.03)
Diluted	$(0.03)

The following table illustrates the pro forma effect on net loss and loss per share for the fiscal year 2005 and 2004 if the Company had applied the fair value recognition of SFAS No. 123 (in thousands):

	January 28, 2006	January 29, 2005
Net loss, as reported	$ (183,418)	$ (19,448)
Add: Stock-based employee compensation expense included in reported net loss, net of tax	4,698	391
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(5,748)	(2,773)
Pro forma net loss	$ (184,468)	$ (21,830)
Loss per share:		
Basic and diluted as reported	$ (4.75)	$ (0.57)
Basic and diluted pro forma	$ (4.78)	$ (0.64)

Stock Options

Forfeitures of options are estimated at the grant date based on historical rates and reduce the compensation expense recognized. The risk-free interest rate is based on the yield for the U.S. Treasury securities with a remaining life equal to the five year expected term of the options at the grant date. Expected volatility is based on the historical volatility of Retail Ventures Common Shares. The expected term of options granted is derived from historical data on exercises. The expected dividend yield is zero, which is based on the Company's history and current intent of not declaring dividends to shareholders.

The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in each of the periods presented.

	Fiscal year ended		
	February 3, 2007	January 28, 2006	January 29, 2005
Assumptions			
Risk-free interest rate	4.6 %	4.3%	4.1%
Expected volatility of Retail Ventures Common Shares	62.5%	71.8%	72.5%
Expected option term	4.8 years	4.5 years	5.4 years
Expected dividend yield	0.0%	0.0%	0.0%

The weighted-average grant date fair value of each option granted in fiscal 2006, 2005 and 2004 was $9.18 per share, $6.34 per share and $5.07 per share, respectively.

The following table summarizes the Company's stock option plans, related Weighted Average Exercise Prices ("WAEP") and Weighted Average Remaining Contract Life ("WARCL") (shares and aggregate intrinsic value in thousands):

	February 3, 2007	
	Shares	WAEP
Outstanding beginning of year	1,782	$ 5.81
Granted	50	15.78
Exercised	(406)	7.22
Canceled	(91)	8.23
Outstanding end of year	1,335	$ 5.59
Options exercisable end of year	1,089	$ 5.76
Shares available for additional grants	5,626	

	As of February 3, 2007			
	Shares	WAEP	WARCL	Aggregate Intrinsic Value
Options outstanding	1,335	$ 5.59	5 years	$ 19,495
Options vested or expected to vest	1,316	$ 5.60	5 years	$ 19,216
Options exercisable	1,089	$ 5.76	5 years	$ 15,729
Shares available for additional grants	5,626			

The aggregate intrinsic value is calculated as the amount by which the fair value of the underlying common shares exceeds the option exercise price. Total intrinsic value of options exercised during fiscal 2006 and 2005 was $3.5 million and $28.6 million, respectively.

The following table summarizes the status of the Company's nonvested awards for the year ended February 3, 2007 (shares in thousands):

	Fiscal year ended February 3, 2007	
	Shares	Weighted-Average Grant Date Fair Value
Nonvested beginning of period	934	$2.47
Granted	50	$9.18
Vested	(697)	$2.78
Forfeited/Cancelled	(41)	$3.10
Nonvested end of period	246	$2.87

As of fiscal 2006 the total compensation cost related to nonvested options not yet recognized was $0.2 million with a weighted average expense recognition period remaining of 1.5 years. The total fair value of options that vested during fiscal 2006 was $1.9 million.

The following table summarizes information about options outstanding and exercisable as of February 3, 2007 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	WARCL	WAEP	Shares	WAEP
$ 1.63 — $ 4.49	391	6 years	$ 2.14	229	$ 2.16
$ 4.50 — $10.00	771	5 years	$ 5.44	725	$ 5.48
$10.01 — $22.00	173	6 years	$ 14.07	135	$ 13.31

Stock Appreciation Rights

The SARS are subject to an Option Price Protection Provision ("OPPP") which provides that until the Company receives certain approvals from its lenders, the issue of the options underlying the SARS is contingent. Further, if any of these SARS would have vested before they are actually granted, at or after that time, the grantee may exercise the OPPP on some or all of the SARS that would have vested. Pursuant to an exercise of SARS, the grantee is compensated by the Company in the amount of the gain, if any, represented by the difference between the closing price of the RVI Common Shares on the New York Stock Exchange on the date of the exercise and the strike price per share. The OPPP does not apply once SARS are actually granted. SARS are recorded as liabilities in the balance sheets due to their ability to be settled in cash or common shares and the historical exercises being settled in cash. SARS are granted to employees and are subject to a vesting schedule or a performance vesting formula, as applicable.

SARS generally vest ratably over five years although some of the more recent grants vest over a three year period with 50% vesting at the end of the third year. The exercise price is equal to the fair market value on the date of the grant. Compensation costs of $9.5 million, $7.5 million and $0.6 million were expensed during fiscal 2006, fiscal 2005, and fiscal 2004, respectively, relating to SARS. The amount of SARS accrued at February 3, 2007 and January 28, 2006 was $7.0 million and $3.8 million, respectively. Included in the SARS expense for fiscal 2006 and fiscal 2005 are expenses relating to the accelerated vesting of some performance based SARS. During fiscal 2006 approximately $5.8 million was paid to settle exercised SARS.

The following table summarizes information about the Company's SARS for the year ended February 3, 2007 (shares in thousands):

	Fiscal year ended February 3, 2007	
	Shares	WAEP
Outstanding beginning of period	1,318	$6.61
Granted	345	$14.78
Exercised	(644)	$6.15
Forfeited	(41)	$13.88
Outstanding end of period	978	$9.49
Exercisable end of period	135	$7.53

	Fiscal year ended February 3, 2007
	Shares
Nonvested beginning of period	1,286
Granted	345
Vested	(747)
Forfeited/Cancelled	(41)
Nonvested end of period	843

Restricted Stock Units

The Company issues restricted stock units to certain executives of the Company. The restricted stock units issued by Retail Ventures, generally vest over three years, one-third per year and are settled immediately upon vesting. The restricted stock units are settled only in cash in an amount equal to the fair market value of an equivalent number of the Company's common stock on the date of vesting. The restricted stock units provide that no shares of the Company's common stock will be issued, authorized, reserved, purchased or sold at any time in connection with the restricted stock units. The restricted stock units are under no circumstances considered shares of common stock, nor do they entitle the holder of the restricted stock units to the exercise of any other rights arising from the ownership of shares of common stock, including dividend and voting rights.

Total compensation expense costs recognized related to the restricted stock units in fiscal 2006, fiscal 2005 and fiscal 2004 was $2.8 million, $3.3 million and $0.5 million, respectively. The amount of restricted stock units accrued at February 3, 2007 and January 28, 2006 was $2.3 million and $2.0 million, respectively. The Company paid $2.5 million and $1.8 million to settle vested restricted stock units in fiscal 2006 and fiscal 2005 respectively. No restricted stock units vested during fiscal 2004.

The following table summarizes the Company's outstanding restricted stock units for fiscal 2006 (units in thousands):

	Fiscal year ended February 3, 2007
	Units
Outstanding beginning of period	300
Granted	35
Vested	(160)
Forfeited	(5)
Outstanding end of period	170

DSW Stock Compensation Plan

DSW has a 2005 Equity Incentive Plan that provides for the issuance of equity awards to purchase up to 4,600,000 common shares, including stock options and restricted stock units to management, key employees of DSW and affiliates, consultants (as defined in the plan), and directors of DSW. Options generally vest 20% per year on a cumulative basis from the date of grant. Options granted under the 2005 Equity Incentive Plan generally remain exercisable for a period of ten years from the date of grant. Prior to fiscal 2005, DSW did not have a stock option plan or any equity units outstanding. DSW options, restricted stock units and director stock units are not included in the number of shares used in the basic or dilutive calculation of earnings per share of Retail Ventures.

Stock Options

Forfeitures of options are estimated at the grant date based on historical rates of Retail Ventures' stock option activity and reduce the compensation expense recognized. The expected term of options granted is derived from historical data of Retail Ventures' stock options due to the limited historical data on the DSW stock activity. The risk-free interest rate is based on the yield for the U.S. Treasury securities with a remaining life equal to the five year expected term of the options at the grant date. Expected volatility is based on the historical volatility of the DSW Common Shares combined with the historical volatility of three similar companies' stocks, due to the relative short historical trading history of the DSW Common Shares. The expected dividend yield is zero, which is based on DSW's intention of not declaring dividends to shareholders combined with the limitations on declaring dividends as set forth in DSW's credit facility.

The following table illustrates the weighted-average assumptions used in the option-pricing model for options granted in each of the periods presented.

	Fiscal year ended	
	February 3, 2007	January 28, 2006
Assumptions		
Risk-free interest rate	4.6%	4.1%
Expected volatility of DSW common stock	39.9%	42.3%
Expected option term	4.8 years	5.0 years
Expected dividend yield	0.0%	0.0%

The weighted-average grant date fair value of each option granted during fiscal 2006 and 2005 was $13.01 per share and $8.40 per share, respectively. There were no DSW options in fiscal 2004.

The following table summarizes DSW's stock option plan and related WAEP and WARCL (shares and aggregate intrinsic value in thousands):

	February 3, 2007	
	Shares	WAEP
Outstanding beginning of year	914	$19.54
Granted	270	$30.05
Exercised	(31)	$19.12
Canceled	(69)	$20.07
Outstanding end of year	1,084	$22.14
Options exercisable end of year	186	$19.51
Shares available for additional grants	3,314	

	As of February 3, 2007					
	Shares		WAEP	WARCL		Aggregate Intrinsic Value
Options outstanding	1,084	$	22.14	9 years	$	20,466
Options vested or expected to vest	1,017	$	22.10	9 years	$	19,245
Options exercisable	186	$	19.51	8 years	$	3,998
Shares available for additional grants	3,314					

The aggregate intrinsic value is calculated as the amount by which the fair value of the underlying common shares exceeds the option exercise price. The total intrinsic value of options exercised during fiscal 2006 was $0.5 million.

The following table summarizes the status of DSW's nonvested awards for the year ended February 3, 2007 (shares in thousands):

	Fiscal year ended February 3, 2007	
	Shares	Weighted-Average Grant Date Fair Value
Nonvested beginning of period	884	$8.41
Granted	270	$13.01
Vested	(187)	$8.40
Forfeited/Cancelled	(69)	$8.64
Nonvested end of period	898	$9.78

As of February 3, 2007, the total compensation cost related to nonvested options not yet recognized was approximately $4.7 million with a weighted average expense recognition period remaining of 3.7 years. The total fair value of options that vested during fiscal 2006 was $1.6 million.

The following table summarizes information about DSW stock options outstanding and exercisable as of February 3, 2007 (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	WARCL	WAEP	Shares	WAEP
$19.00 — $20.00	738	8 years	$ 19.00	170	$ 19.00
$20.01 — $25.00	70	9 years	24.54	14	$ 24.55
$25.01 — $30.00	167	9 years	27.93	2	$ 26.84
$30.01 — $35.00	79	9 years	31.84		
$35.01 — $36.00	30	9 years	35.79		

Restricted Stock Units

Restricted stock units generally cliff vest at the end of four years from the date of grant and are settled immediately upon vesting. Restricted stock units granted to employees that are subject to the risk of forfeiture are not included in the computation of basic earnings per share.

Compensation cost is measured at fair value on the grant date and recorded over the vesting period. Fair value is determined by multiplying the number of units granted by the grant date market price. The total aggregate intrinsic value of nonvested restricted stock units at February 3, 2007 was $5.5 million and the weighted average remaining contractual life was three years. As of February 3, 2007, the total compensation cost related to nonvested restricted stock units not yet recognized was approximately $2.1 million with a weighted average expense recognition period remaining of 2.3 years.

The following table summarizes DSW's restricted stock units for the year ended February 3, 2007 (units in thousands):

	Fiscal Year ended February 3, 2007	
	Units	Weighted-Average Grant Date Fair Value
Outstanding beginning of period	131	$20.46
Granted	23	$30.91
Vested	(10)	$24.85
Forfeited	(9)	$19.00
Outstanding end of period	135	$22.03

Director Stock Units

DSW issues stock units to directors of DSW who are not employees of DSW or Retail Ventures. During fiscal 2006 and 2005, DSW granted 10,525 and 17,013 director stock units, respectively, and expensed $0.3 million and $0.4 million, respectively, related to these grants. Stock units are automatically granted to each director who is not an employee of DSW or Retail Ventures on the date of each annual meeting of shareholders for the purpose of electing directors. The number of stock units granted to each non-employee director is calculated by dividing one-half of the director's annual retainer (excluding any amount paid for service as the chair of a board committee) by the fair market value of the DSW Class A Common Shares on the date of the meeting. In addition, each director eligible to receive compensation for board service may elect to have the cash portion of their compensation paid in the form of stock units. Stock units granted to directors vest immediately and are settled upon the director terminating service from the board. As director stock units vest immediately, they are considered outstanding and included in our calculation of basic earnings per share. As of February 3, 2007 27,538 DSW director stock units had been issued and no DSW director stock units had been settled.

4. INVESTMENTS

During the year ended February 3, 2007, $188.2 million of cash, respectively, was used to purchase available-for-sale securities while $89.6 million of cash, respectively, was generated by the sale of available-for-sale securities. As of February 3, 2007, the Company held $98.7 million in short-term investments and at January 28, 2006, the Company had no short-term investments. Because the fair value approximates the cost, there are no accumulated unrealized holding gains or losses in other comprehensive income from these investments.

5. LEASES

The Company leases stores and warehouses under various arrangements with related and unrelated parties. Such leases expire through 2024 and in most cases provide for renewal options. Generally, the Company is required to pay real estate taxes, maintenance, insurance and contingent rentals based on sales in excess of specified levels. The Company subleases space in a number of its facilities to related and unrelated parties. The total amount of income recorded for these subleases were $5.8 million, $3.4 million and $1.9 million in fiscal 2006, 2005 and 2004, respectively.

The Company has several leasing agreements with SSC and affiliates of SSC. Under a Master Lease Agreement, as amended, the Company leases four store locations owned by SSC, and also leases or subleases from SSC or affiliates of SSC 42 store locations, four warehouse facilities, one office space and a parcel of land for an annual minimum rent of $25.5 million and additional contingent rents based on aggregate sales in excess of specified sales trends for the store locations. Leases and subleases with related parties are for initial periods generally ranging from five to twenty years, provide for renewal options and require the Company to pay real estate taxes, maintenance and insurance.

SSC operates a chain of furniture stores, five of which operate in separate space subleased from the Company at five of its Value City store locations. Three of these furniture store subleases (the "Furniture Subleases") are for a term concurrent with the respective lease between the Company and a third party landlord. These Furniture Subleases provide for the payment by SSC of base rent and other charges in amounts at least equal to its pro rata share based on square footage and its pro rata share of any percentage rent based on its gross sales. Two additional furniture store subleases are for periods shorter than the Company's lease.

SSC paid to the Company pursuant to these subleases the following (in thousands):

	February 3, 2007	January 28, 2006	January 29, 2005
Minimum rentals	$ 694	$ 694	$ 694
Contingent rentals	420	473	641
Total	$ 1,114	$ 1,167	$ 1,335

The total cost of assets held under capital leases was $32.3 million both at February 3, 2007 and January 28, 2006. Assets held under capital leases are amortized over the terms of the related leases. The accumulated depreciation for these assets was $10.8 million and $9.4 million at February 3, 2007 and January 28, 2006, respectively. During fiscal 2005 Value City recorded a pre-tax gain on a terminated capital lease of approximately $9.5 million, related to a store that closed on January 28, 2006. Included in the amount of the gain are amounts received from the lessor to terminate the lease, the write-off of fixed assets, including the capital lease, store closing costs and the remaining capital lease obligation.

Future minimum lease payments required under the aforementioned leases, exclusive of real estate taxes, insurance and maintenance costs, at February 3, 2007 are as follows (in thousands):

	Operating Leases			
Fiscal Year	**Total**	**Unrelated Party**	**Related Party**	**Capital Leases**
2007	$ 189,496	$ 164,013	$ 25,483	$ 3,448
2008	185,735	161,297	24,438	3,504
2009	175,505	151,795	23,710	3,518
2010	162,853	140,452	22,401	3,657
2011	147,345	125,944	21,401	3,632
Future Years	674,522	536,027	138,495	36,910
Total minimum lease payments	$1,535,456	$1,279,528	$ 255,928	54,669
Less amount representing interest				(26,674)
Present value of minimum lease payments				27,995
Less current portion				(765)
Total long-term portion				$27,230

The composition of rental expense was as follows (in thousands):

	February 3, 2007	January 28, 2006	January 29, 2005
Minimum rentals:			
Unrelated parties	$ 140,015	$ 132,692	$ 117,770
Related parties	20,809	21,156	24,549
Contingent rentals:			
Unrelated parties	20,289	20,776	17,746
Related parties	10	69	111
Total	$ 181,123	$ 174,693	$ 160,176

Many of the Company's leases contain fixed escalations of the minimum annual lease payments during the original term of the lease. For these leases, the Company recognizes rental expense on a straight-line basis and records the difference between the average rental amount charged to expense and the amount payable under the lease as deferred rent. At the end of fiscal 2006 and 2005, the balance of deferred rent was $36.5 million and $31.5 million, respectively, and is included in other noncurrent liabilities. Certain store and warehouse leases provided landlord incentives totaling $57.4 million and $44.3 million in fiscal 2006 and 2005, respectively. These incentives are recorded as other noncurrent liabilities in the accompanying consolidated balance sheet and are amortized as a reduction of rent expense over the remaining minimum lease term.

6. LONG TERM OBLIGATIONS

Long term obligations consist of the following (in thousands):

	February 3, 2007	January 28, 2006
Credit facilities:		
Revolving credit facilities	$ 105,000	$ 88,000
Senior Loan Agreement - related parties	500	50,000
PIES	143,750	
Discount on PIES	(10,697)	
	238,553	138,000
Capital lease obligations	27,995	28,618
	266,548	166,618
Less current maturities	(765)	(623)
	$ 265,783	$ 165,995
Letters of credit outstanding:		
RVI revolving credit facilities	$ 19,355	$ 19,019
DSW revolving credit facilities	$ 13,448	$ 13,577
Availability under revolving credit facilities:		
RVI revolving credit facilities	$ 66,838	$ 63,521
DSW revolving credit facilities	$ 136,552	$ 136,423
Accrued interest to related parties		$ 1,236

On June 11, 2002, Value City Department Stores, Inc., together with certain other principal subsidiaries of Retail Ventures, entered into a refinancing that consisted of three separate credit facilities (collectively, the "Prior Credit Facilities"): (i) a three-year $350 million revolving credit facility (subsequently increased to $425 million), (the "June 2002 Revolving Credit Facility"), (ii) two $50 million term loan facilities (collectively, the "Term Loans") initially provided equally by Cerberus Partners, L.P. ("Cerberus") and SSC, and (iii) an amended and restated $75 million senior subordinated convertible loan (the "Convertible Loan"), initially entered into on March 15, 2000, which was held equally by Cerberus and SSC. Prior to their amendment in July 2005 discussed below, these Prior Credit Facilities were guaranteed by Retail Ventures and substantially all of its subsidiaries, including DSW. These Prior Credit Facilities were also subject to an Intercreditor Agreement, which provided for an established order of payment of obligations from the proceeds of collateral upon default (the "Intercreditor Agreement").

On July 5, 2005, Retail Ventures amended, or amended and restated, the Prior Credit Facilities, including certain facilities under which DSW had rights and obligations as a co-borrower and co-guarantor, and replaced them with an aggregate $475.0 million of financing that consists of three separate credit facilities each of which remained outstanding as of February 3, 2007: (i) a four-year amended and restated $275.0 million revolving credit facility (the "VCDS Revolving Loan") under which Value City, Retail Ventures and certain wholly-owned subsidiaries of Retail Ventures (other than DSW and DSWSW) are co-borrowers or co-guarantors, (ii) a five-year $150.0 million revolving credit facility (the "DSW Revolving Loan") under which DSW and DSWSW are co-borrowers and co-guarantors, and (iii) an amended and restated $50.0 million senior non-convertible loan facility, which is held equally by Cerberus and SSC (the "Non-Convertible Loan"), under which Value City is the borrower and Retail Ventures and certain wholly-owned subsidiaries of Retail Ventures (other than DSW and DSWSW) are co-guarantors.

On August 16, 2006, Retail Ventures issued $125 million of 6.625% Mandatorily Exchangeable Notes due September 15, 2011, or PIES (Premium Income Exchangeable Securities^{SM}). On September 15, 2006, Retail Ventures closed on the exercise by the sole underwriter of its entire option to purchase an additional aggregate principal amount of $18,750,000 of PIES. RVI used a portion the net proceeds of the offering to repay an intercompany note due to Value City, and Value City used such proceeds and other funds to repay $49.5 million of the outstanding principal amount of the Non-Convertible Loan. The VCDS Revolving Loan, DSW Revolving Loan, Non-Convertible Loan and PIES are sometimes referred to collectively as the "Credit Facilities."

The Company is not subject to any financial covenants; however, the Prior Credit Facilities contain numerous restrictive covenants relating to the Company's management and operation. These non-financial covenants include, among other restrictions, limitations on indebtedness, guarantees, mergers, acquisitions, fundamental corporate changes, financial reporting requirements, budget approval, disposition of assets, investments, loans and advances, liens, dividends, stock purchases, transactions with affiliates, issuance of securities and the payment of and modifications to debt instruments under these agreements.

The Credit Facilities are described more fully below:

Revolving Credit Facilities

$275 Million Secured Revolving Credit Facility - The VCDS Revolving Loan

Under the VCDS Revolving Loan, Filene's Basement, Retail Ventures Jewelry, Inc. and certain of Retail Ventures' other wholly-owned subsidiaries are named as co-borrowers. The VCDS Revolving Loan is guaranteed by Retail Ventures and certain of its wholly-owned subsidiaries. Neither DSW nor DSWSW are borrowers or guarantors under the VCDS Revolving Loan. The VCDS Revolving Loan has borrowing base restrictions and provides for borrowings at variable interest rates based on LIBOR, the prime rate and the Federal Funds effective rate, plus a margin. In addition to the borrowing base restrictions, 10% of the facility is deemed an "excess reserve" and is not available for borrowing. Obligations under the VCDS Revolving Loan are secured by a lien on substantially all of the personal property of Retail Ventures and its wholly-owned subsidiaries, excluding shares of DSW owned by Retail Ventures. At February 3, 2007, $66.8 million was available under the VCDS Revolving Loan. Direct borrowings aggregated $105.0 million and $19.4 million letters of credit were issued and outstanding. At January 28, 2006, $63.5 million was available under the VCDS Revolving Loan, direct borrowings aggregated $88.0 million at January 28, 2006 and $19.0 million in letters of credit were issued and outstanding. The maturity date of the VCDS Revolving Loan is July 5, 2009.

$150 Million Secured Revolving Credit Facility - The DSW Revolving Loan

Under the DSW Revolving Loan, DSW and its wholly-owned subsidiary, DSWSW, are named as co-borrowers. The DSW Revolving Loan is subject to a borrowing base restriction and provides for borrowings at variable interest rates based on LIBOR, the prime rate and the Federal Funds effective rate, plus a margin. In addition, if at any time DSW utilizes over 90% of DSW's borrowing capacity under the facility, DSW must comply with a fixed charge coverage ratio test set forth in the facility document. DSW's and DSWSW's obligations under the DSW Revolving Loan are secured by a lien on substantially all of their personal property and a pledge of all of DSW's shares of DSWSW. At February 3, 2007, $136.6 million was available under the DSW Revolving Loan and no direct borrowings were outstanding. At February 3, 2007 and January 28, 2006, $13.4 million and $13.6 million, respectively in letters of credit were issued and outstanding. At January 28, 2006 $136.4 million was available under the DSW Revolving Loan and no direct borrowings were outstanding. The maturity of the DSW Revolving Loan is July 5, 2010.

Term Loans - Related Parties

The principal balances of the Term Loans were repaid in full on July 5, 2005.

The Company issued 2,954,792 Term Loan Warrants to purchase RVI Common Shares, at an initial exercise price of $4.50 per share, to Cerberus and SSC in connection with the one of the Term Loans. Prior to their amendment in July 2005, the Term Loan Warrants were exercisable at any time prior to June 11, 2012. In September 2002, Back Bay Capital Funding LLC ("Back Bay") bought from each of Cerberus and SSC a $3.0 million interest in each of their Term Loans, and received a corresponding portion of the Term Loan Warrants from each of Cerberus and SSC. The Company has granted the Term Loan lenders registration rights with respect to the shares issuable upon exercise of the Term Loan Warrants. The $6.1 million value ascribed to the Term Loan Warrants was estimated as of the date of issuance using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 5.6%; expected life of 10 years; expected volatility of 47%; illiquidity discount of 10%; and an expected dividend yield of 0%. The related debt discount was amortized into interest expense over the life of the debt.

Amendment to Term Loans

Pursuant to the July 2005 Fourth Amendment to Financing Agreement, (i) DSW was released from its obligations as a co-borrower under the Term Loans, (ii) Value City repaid all the Term Loan indebtedness, and (iii) Retail Ventures amended the outstanding Term Loan Warrants to provide SSC, Cerberus and Back Bay the right, from time to time, in whole or in part, to (A) acquire Retail Ventures Common Shares at the then current conversion price (subject to the existing anti-dilution provisions), (B) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price per share equal to the price of shares sold to the public in DSW's IPO (subject to anti-dilution provisions similar to those in the existing Term Loan Warrants), or (C) acquire a combination thereof. Effective November 23, 2005, Back Bay transferred and assigned its Term Loan Warrants to Millennium. Although Retail Ventures does not intend or plan to undertake a spin-off of its DSW Common Shares to Retail Ventures' shareholders, in the event that Retail Ventures does effect such a spin-off in the future, the holders of outstanding unexercised Term Loan Warrants will receive the same number of DSW Class A Common Shares that they would have received had they exercised their Term Loan Warrants in full for Retail Ventures Common Shares immediately prior to the record date of such spin-off, without regard to any limitations on exercise contained in the Term Loan Warrants. Following the completion of any such spin-off, the Term Loan Warrants will be exercisable solely for Retail Ventures Common Shares.

Senior Subordinated Convertible Loan - Related Parties

$75 Million Senior Subordinated Convertible Loan

As amended in 2002, borrowings under the Convertible Loan bore interest at 10% per annum. At our option, interest could be PIK during the first two years, and thereafter, at the Company's option, up to 50% of the interest due may be PIK until maturity. Prior to its amendment and restatement in July 2006, the Convertible Loan was guaranteed by all the Company's principal subsidiaries and was secured by a lien on assets junior to liens granted in favor of the lenders on the Revolving Credit Facility and Term Loans. All interest was paid in cash.

$50 Million Second Amended and Restated Senior Loan Agreement - The Non-Convertible Loan

Pursuant to the Non-Convertible Loan, (i) DSW was released from its obligations as a co-guarantor, (ii) Value City repaid $25 million of the Convertible Loan, (iii) the remaining $50 million Convertible Loan was converted into a non-convertible loan, (iv) the capital stock of DSW held by Retail Ventures continues to secure the Non-Convertible Loan, and (v) Retail Ventures issued to SSC and Cerberus the Conversion Warrants which will be exercisable from time to time until the later of June 11, 2007 and the repayment in full of Value City's obligations under the Non-Convertible Loan. The maturity date of the Non-Convertible Loan is June 10, 2009 and it is not eligible for prepayment until June 10, 2007. Under the Conversion Warrants, SSC and Cerberus will have the right, from time to time, in whole or in part, to (i) acquire Retail Ventures Common Shares at the conversion price referred to in the Non-Convertible Loan (subject to existing anti-dilution provisions), (ii) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price per share equal to the price of the shares sold to the public in DSW's IPO (subject to anti-dilution provisions similar to those in the existing Term Loan Warrants held by SSC and Cerberus), or (iii) acquire a combination thereof. Although Retail Ventures does not intend or plan to undertake a spin-off of its DSW Common Shares to Retail Ventures' shareholders, in the event that Retail Ventures does effect such a spin-off in the future, the holders of outstanding unexercised Conversion Warrants will receive the same number of DSW Common Shares that they would have received had they exercised their Conversion Warrants in full for Retail Ventures Common Shares immediately prior to the record date of such spin-off, without regard to any limitations on exercise contained in the Conversion Warrants. Following the completion of any such spin-off, the Conversion Warrants will be exercisable solely for Retail Ventures Common Shares.

On August 16, 2006, the Non-Convertible Loan was amended and restated for a third time whereby the Company (i) paid $49.5 million of the then aggregate $50.0 million outstanding balance, (ii) secured the remaining $0.5 million balance with cash collateral accounts, (iii) pledged DSW Common Shares sufficient for the exercise of the Conversion Warrants, and (iv) obtained a release of the capital stock of DSW held by Retail Ventures used to secure the Non-Convertible Loan. The final maturity date is the earlier of (i) June 10, 2009 or (ii) the date that the Conversion Warrants held by the lenders, are exercised.

$143,750,000 Premium Income Exchangeable Securities[SM] (PIES)

On August 10, 2006, Retail Ventures announced the pricing of its 6.625% Mandatorily Exchangeable Notes due September 15, 2011, or PIES (Premium Income Exchangeable Securities[SM]) in the aggregate principal amount of $125,000,000. The closing of the transaction took place on August 16, 2006. On September 15, 2006, Retail Ventures closed on the exercise by the sole underwriter of its entire option to purchase an additional aggregate principal amount of $18,750,000 of PIES.

The $143,750,000 PIES bear a coupon at an annual rate of 6.625% of the principal amount, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2006 and ending on September 15, 2011. Except to the extent RVI exercises its cash settlement option, the PIES are mandatorily exchangeable, on the maturity date, into Class A Common Shares of DSW, no par value per share, which are issuable upon exchange of DSW Class B Common Shares, no par value per share, beneficially owned by RVI. On the maturity date, each holder of the PIES will receive a number of DSW Class A Common Shares per $50.00 principal amount of PIES equal to the "exchange ratio" described in the RVI prospectus filed with the SEC on August 11, 2006, or if RVI elects, the cash equivalent thereof or a combination of cash and DSW Class A Common Shares. The exchange ratio is equal to the number of DSW Class A Common Shares determined as follows: (i) if the applicable market value of DSW Class A Common Shares equals or exceeds $34.95, the exchange ratio will be 1.4306 shares; (ii) if the applicable market value of DSW Class A Common Shares is less than $34.95 but greater than $27.41, the exchange ratio will be between 1.4306 and 1.8242 shares; and (iii) if the applicable market value of DSW Class A Common Shares is less than or equal to $27.41, the exchange ratio will be 1.8242 shares, subject to adjustment as provided in the PIES. The maximum aggregate number of DSW Class A Common

Shares deliverable upon exchange of the PIES is 5,244,575 DSW Class A Common Shares, subject to adjustment as provided in the PIES.

RVI used a portion of the net proceeds of the offering to repay the approximately $49.7 million remaining balance of an intercompany note due to Value City, and Value City used such proceeds and other funds to repay $49.5 million of the outstanding principal amount of its $50.0 million Non-Convertible Loan, together with fees and expenses. Restricted cash of $0.5 million is held for the remaining balance of the Non-Convertible Loan. The balance of the net proceeds was applied for general corporate purposes, which included the repayment of approximately $36.5 million of borrowings under the VCDS Revolving Loan.

The embedded exchange feature of the PIES is accounted for as a derivative, which is recorded at fair value with changes in fair value in the statement of operations. Accordingly, the accounting for the embedded derivative addresses the variations in the fair value of the obligation to settle the PIES when the market value exceeds or is less than the threshold appreciation price. The fair value of the conversion feature at the date of issuance of $11.7 million was equal to the amount of the discount of the PIES and will be amortized into interest expense over the term of the PIES.

During fiscal 2006, the Company recorded a charge related to the change in fair value of the conversion feature of the PIES from the date of issuance to February 3, 2007 of $51.1 million. As of February 3, 2007, the fair value liability recorded for the conversion feature was $62.8 million as estimated using the Black-Scholes pricing model with the following assumptions: risk-free rate of 5.2%, expected life of 4.6 years, expected volatility of 39.7% and an expected dividend yield of 0.0%.

Other Debt Items

The weighted average interest rate on borrowings under the Company's credit facilities during fiscal year 2006, 2005 and 2004 was 7.3%, 8.8% and 8.5%, respectively.

The book value of notes payable and long-term debt approximates fair value at February 3, 2007. The carrying amount of the revolving line of credit approximates fair value as a result of the variable rate-based borrowings. The carrying amount of the term loan and subordinated debt also approximates fair value, as this was the available financing in the marketplace during the fiscal year.

At February 3, 2007, future annual long-term debt payments are as follows (in thousands):

Fiscal Year	Amount
2007	
2008	
2009	$ 105,500
2010	
2011	143,750
Future Years	
Total	$ 249,250

7. PENSION BENEFIT PLANS

The Company has three qualified defined benefit pension plans ("plans") assumed at the time of acquisition of three separate companies. The Company's funding policy is to contribute annually the amount required to meet ERISA funding standards and to provide not only for benefits attributed to service to date but also for those anticipated to be earned in the future. The Company uses a January 31 measurement date for its plans.

The following provides a reconciliation of projected benefit obligations, plan assets and funded status of all plans for the years as noted below (in thousands):

	February 3, 2007	January 28, 2006
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 26,316	$ 26,588
Service cost	42	45
Interest cost	1,449	1,464
Settlement (gain) or loss	62	
Benefits paid	(1,260)	(1,581)
Settlement payments	(296)	
Actuarial loss	(396)	(200)
Projected benefit obligation at end of year	$ 25,917	$ 26,316

	February 3, 2007	January 28, 2006
Change in plan assets:		
Fair market value at beginning of year	$ 22,680	$ 19,902
Actual return on plan assets	2,094	2,036
Employer contributions	2,000	2,500
Benefits paid	(1,260)	(1,581)
Settlement payments	(296)	
Other	(205)	(177)
Fair market value at end of year	$ 25,013	$ 22,680

Amounts recognized in the consolidated balance sheet consisted of (in thousands):

	February 3, 2007	January 28, 2006
Accrued benefit cost	$ (904)	$ (3,527)
Accumulated other comprehensive loss		10,630
Net amount recognized	$ (904)	$ 7,103

The plan's accumulated benefit obligation was $25.9 million at February 3, 2007, and $26.2 million at January 28, 2006 (in thousands):

	February 3, 2007	January 28, 2006
Projected benefit obligation	$ 25,917	$ 26,316
Accumulated benefit obligation	25,854	26,208
Fair value of plan assets	25,014	22,681

The components of net periodic benefit cost are comprised of the following for the years indicated (in thousands):

	February 3, 2007	January 28, 2006	January 29, 2005
Service cost	$ 42	$ 45	$ 43
Interest cost	1,449	1,464	1,401
Expected return on plan assets	(1,772)	(1,571)	(1,436)
Amortization of transition (asset) obligation	(38)	(38)	(37)
Amortization of net loss	585	700	580
Net periodic benefit cost	$ 266	$ 600	$ 551

The amount included within accumulated other comprehensive loss arising from a change in the additional minimum pension liability was $1.1 million at January 28, 2006 and $1.8 million at January 29, 2005.

Of the amounts in accumulated other comprehensive income as of February 3, 2007, we expect the following to be recognized as net pension costs in fiscal 2007 (in thousands):

Remaining unrecognized benefit obligation existing at transition	$	(38)
Unrecognized net loss		523
Total	$	485

Assumptions used in each year of the actuarial computations were:

	February 3, 2007	January 28, 2006
Discount rate	6.00%	5.75%
Rate of increase in compensation levels	3.0%	3.5%
Expected long-term rate of return	8.0%	8.0%

The expected long-term rate of return was based on historical average annual returns for S&P 500, Russell 2000 and LB Intermediate Term Government for 10 years and since inception of the assets.

The weighted average allocation of plan assets by category is as follows:

	February 3, 2007	January 28, 2006
Equity securities	50.4%	50.7%
Fixed securities	31.3%	44.9%
Government securities	17.9%	
Commercial mortgage		3.3%
Other	0.4%	1.1%
	100.0%	100.0%

The Company's investment strategy is to meet the liabilities of the plans as they are due and to maximize the return on invested assets within appropriate risk tolerances.

The Company's funding policy is to contribute an amount annually that satisfies the minimum funding requirements of ERISA and that is tax deductible under the Internal Revenue Code of 1986, as amended. The Company anticipates contributing approximately $1.4 million in fiscal 2006 to meet minimum funding requirements.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

Fiscal Year	Amount
2007	$1,116
2008	1,116
2009	1,125
2010	1,119
2011	1,162
2012 – 2017	7,450

As of February 3, 2007, the Company adopted FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106, and 132(R),* ("SFAS No. 158") which requires an employer to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This statement also requires the employer to measure the funded status of the plan as of the date of its year-end statement of financial position.

Incremental Effect of Applying FASB Statement No. 158
on Individual Line Items in the Consolidated Balance Sheet
February 3, 2007
(in thousands)

	Before Application of Statement 158	Adjustments	After Application of Statement 158
Pension assets		$ 118	$ 118
Deferred income taxes	$ 29,444	(3,330)	26,114
Total assets	1,270,429	(3,212)	1,267,217
Liability for pension benefits	(9,420)	8,398	(1,022)
Total liabilities	(1,183,995)	8,398	(1,175,597)
Accumulated other comprehensive loss	5,737	(5,187)	550
Total stockholders' equity	$ (86,433)	$ (5,187)	$ (91,620)

8. OTHER BENEFIT PLANS

The Company maintains a 401(k) Plan (the "401 (k) Plan") for its employees. Employees who attain age twenty-one are eligible to defer compensation as of the first day of the month following 60 days of employment and may contribute up to thirty percent of their compensation to the Plan on a pre tax basis, subject to IRS limitations. As of the first day of the month following an employee's completion of one year of service as defined under the terms of the Plan, the Company matches employee deferrals into the Plan, 100% on the first 3% of eligible compensation deferred and 50% on the next 2% of eligible compensation deferred. Additionally, the Company may contribute a discretionary profit sharing amount to the Plan each year. The Company incurred costs associated with the 401(k) Plan of $5.2 million, $4.9 million and $4.7 million for fiscal years 2006, 2005 and 2004, respectively. In fiscal 2004 the Company contributed $1.3 million to the 401(k) Plan for discretionary profit sharing. The Company made no discretionary profit sharing contributions during fiscal 2005 and fiscal 2006.

Prior to fiscal 2006, the Company identified the following issue involving its 401(k) Plan:

If participants' 401(k) plan contributions can be invested in employer securities, all of the securities offered pursuant to the plan must be registered under the Securities Act of 1933 (the "Securities Act"). This is true regardless whether the plan acquires the shares from the employer or on the open market and whether the shares are purchased with employee contributions or the company's match. Based on this interpretation of the Securities Act, Retail Ventures registered 600,000 common shares for inclusion in the Retail Ventures, Inc. Common Stock Fund under the 401(k) Plan.

Although all purchases by the custodian of the 401(k) Plan were made in the open market and in a manner consistent with the 401(k) Plan and the investment elections of the 401(k) Plan participants, Retail Ventures determined that (i) more common shares had been purchased by the custodian of the 401(k) Plan and allocated to the Retail Ventures, Inc. Common Stock Fund than were registered in accordance with the Securities Act and (ii) certain participants in the 401(k) Plan may not have received the prospectus required to be delivered under the Securities Act.

Effective November 29, 2005, Retail Ventures commenced an offer for a 30-day right of rescission with regard to all of its common shares purchased by the custodian of the 401(k) Plan and included in units purchased by 401(k) Plan participants between July 12, 2003 and December 22, 2004. Under the rescission offer, which applied to approximately 700,000 Retail Ventures Common Shares, if 401(k) Plan participants sold units at a loss, Retail Ventures would credit to their 401(k) Plan account an amount equal to the price per unit they paid less the proceeds from the sale of the units plus applicable interest. Additionally, if 401(k) Plan participants continued to hold the units and the market price of the Retail Ventures Common Shares as of the expiration date of the rescission offer was less than the price they paid for the units plus applicable interest, Retail Ventures would repurchase units that are subject to the rescission offer and would credit their 401(k) Plan account with an amount equal to the price per unit they paid plus interest from the date of purchase of the units through the date the credit is made. The rescission offer expired after December 29, 2005. The liability associated with the settlement of the rescission offer was paid in full during fiscal 2006.

SSC, as the primary sponsor of the 401(k) Plan, and Retail Ventures, as an additional sponsor of the 401(k) Plan, elected to close the Retail Ventures, Inc. Common Stock Fund to additional investments effective July 1, 2005. Subsequent to December 22, 2004, all 401(k) Plan participants received registered securities and the prospectus required to be delivered under the Securities Act.

The Company provided an Employee Stock Purchase Plan ("ESPP") for its employees until the end of May 2005, when the ESPP was discontinued. Eligibility requirements were similar to those of the 401(k) Plan. Eligible employees could purchase common shares of the Company through payroll deductions. The Company matched 15% of employee investments up to a maximum investment level. ESPP costs to the Company for all fiscal periods presented were not material to the consolidated financial statements.

Certain employees of the Company are covered by union sponsored, collectively bargained, multi employer pension plans, the costs of which are not material to the consolidated financial statements.

9. SHAREHOLDERS' EQUITY AND WARRANT LIABILITY

The Company issued common shares to certain key employees pursuant to individual employment agreements and certain other grants from time to time, which are approved by the Board of Directors. The agreements condition the vesting of the shares generally upon continued employment with the Company with such restrictions expiring over various periods ranging from three to five years. The market value of the shares at the date of grant is charged to expense on a straight-line basis over the period that the restrictions lapse. As of February 3, 2007 and January 28, 2006, the Company had outstanding approximately 500 and 3,000 restricted shares, respectively, which are less than 1% of the common shares outstanding and the diluted shares.

Warrants

As a result of the previously discussed Credit Facilities' modifications made on July 5, 2005 (see Note 6, "Long-Term Obligations"), the detached Term Loan Warrants and detached Conversion Warrants with dual optionality qualified as derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). Due to the modifications, the fair values of the Term Loan Warrants and Conversion Warrants (together, the "Warrants") have been recorded on the balance sheet within current liabilities. Prior to July 5, 2005, the Term Loan Warrants were recorded on the balance sheet within equity. The difference of $20.1 million between the book value of the Warrants and the fair value at the time the Warrants were modified was reclassified to a liability and was recorded to common shares. The Conversion Warrants liability is for the full amount of their fair value as a result of the modifications and a non-cash charge has been recorded within the Consolidated Statement of Operations. Regarding the change in the fair value of the Warrants, the Company recorded a charge of $144.2 million in fiscal 2005 (subsequent to the first quarter of fiscal 2005), including the initial recording of the Conversion Warrants of $134.2 million. For fiscal 2006, the Company recorded a charge of $124.8 million, for the change in fair value of Warrants. No tax benefit has been recognized in connection with this charge. These derivative instruments do not qualify for hedge accounting under SFAS No. 133, therefore, changes in the fair values are recognized in earnings in the period of change. The Term Loan Warrants expire on June 11, 2012 while the Conversion Warrants expire on June 10, 2009.

Retail Ventures estimates the fair values of derivatives based on the Black-Scholes Pricing Model using current market rates and records all derivatives on the balance sheet at fair value. The fair market value of derivative instruments was $216.4 million and $170.4 million at February 3, 2007 and January 28, 2006, respectively. As the Warrants may be exercised for either common shares of RVI or common shares of DSW owned by RVI, the settlement of the Warrants will not result in a cash outlay by the Company.

The $156.5 million value ascribed to the Conversion Warrants was estimated as of February 3, 2007 using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 4.9%; expected life of 2.4 years; expected volatility of 44.1% and an expected dividend yield of 0.0%.

The $59.9 million value ascribed to the Term Warrants was estimated as of February 3, 2007 using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 4.8%; expected life of 5.4 years; expected volatility of 44.1% and an expected dividend yield of 0.0%. As the Warrants may be exercised for either common shares of Retail Ventures or common shares of DSW owned by Retail Ventures, the settlement of the Warrants will not result in a cash outlay by the Company.

During fiscal 2006, Retail Ventures issued 7,000,000 of their common shares at an exercise price of $4.50 per share to Cerberus in connection with the exercise of a portion of its outstanding Conversion Warrants. In connection with these exercises, Retail Ventures received $31.5 million and reclassified $78.8 million from the warrant liability to paid in capital during fiscal 2006. Retail Ventures did not issue any of its common shares in connection with the exercise of the outstanding Conversion Warrants during fiscal 2005.

10. COMMITMENTS AND CONTINGENCIES

As previously reported, on March 8, 2005, Retail Ventures announced that it had learned of the theft of credit card and other purchase information from a portion of DSW customers. On April 18, 2005, Retail Ventures issued the findings from its investigation into the theft. The theft covered transaction information involving approximately 1.4 million credit cards and data from transactions involving approximately 96,000 checks.

DSW and Retail Ventures contacted and continue to cooperate with law enforcement and other authorities with regard to this matter. The Company is involved in several legal proceedings arising out of this incident, including two putative class action lawsuits, which seek unspecified monetary damages, credit monitoring and other relief. Each of the two lawsuits seeks to certify a different class of consumers. One of the lawsuits seeks to certify a nationwide class that would include every consumer who used a credit card, debit card, or check to make purchases at DSW between November 2004 and March 2005 and whose transaction data was taken during the data theft incident. The other lawsuit seeks to certify classes of consumers that are limited geographically to consumers who made purchases at certain stores in Ohio.

In connection with this matter, DSW entered into a consent order with the Federal Trade Commission ("FTC"), which has jurisdiction over consumer protection matters. The FTC published the final order on March 14, 2006, and copies of the complaint and consent order are available from the FTC's Web site at http://www.ftc.gov and also from the FTC's Consumer Response Center, Room 130, 600 Pennsylvania Avenue, N.W., Washington, D.C. 20580.

DSW has not admitted any wrongdoing or that the facts alleged in the FTC's proposed unfairness complaint are true. Under the consent order, DSW will pay no fine or damages. DSW has agreed, however, to maintain a comprehensive information security program and to undergo a biannual assessment of such program by an independent third party.

There can be no assurance that there will not be additional proceedings or claims brought against DSW in the future. DSW has contested and will continue to vigorously contest the claims made against DSW and will continue to explore our defenses and possible claims against others.

DSW estimates that the potential exposure for losses related to this theft, including exposure under currently pending proceedings, ranges from approximately $6.5 million to approximately $9.5 million. Because of many factors, including the development of information regarding the theft and recoverability under insurance policies, there is no amount in the estimated range that represents a better estimate than any other amount in the range. Therefore, in accordance with Financial Accounting Standard No. 5, *Accounting for Contingencies*, DSW accrued a charge to operations in the first quarter of fiscal 2005 equal to the low end of the range set forth above, or $6.5 million. As the situation develops and more information becomes available, the amount of the reserve may increase or decrease accordingly. The amount of any such change may be material. As of February 3, 2007, the balance of the associated accrual for potential exposure was $3.2 million.

The Company is involved in various other legal proceedings that are incidental to the conduct of its business. The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. The Company records its best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss, the Company records the minimum estimated liability related to the claim. In the opinion of management, the amount of any liability with respect to these legal proceedings will not be material. As additional information becomes available, the Company assesses the potential liability related to its pending litigation and revises the estimates. Revisions in the Company's estimates and potential liability could materially impact its results of operations and financial condition.

11. INCOME TAXES

The expense (benefit) for income taxes consists of the following (in thousands):

	February 3, 2007	January 28, 2006	January 29, 2005
Current:			
Federal	$ 31,988	$ 1,644	$ 9,967
State and local	8,028	4,451	3,923
Total current tax expense	40,016	6,095	13,890
Deferred:			
Federal	(24,598)	(10,071)	(29,245)
State and local	(788)	17,200	2,927
Total deferred tax (benefit) expense	(25,386)	7,129	(26,318)
Income tax expense (benefit)	$ 14,630	$ 13,224	$ (12,428)

A reconciliation of the expected income taxes based upon the statutory rate is as follows (in thousands):

	February 3, 2007	January 28, 2006	January 29, 2005
Income tax (benefit) expense at federal statutory rate of 35%	$ (39,241)	$ (57,117)	$ (12,760)
Warrant liability marked to market	43,685	50,473	
Jobs credit	(751)	(949)	(800)
State and local taxes, net	1,148	(1,713)	(1,251)
Tax exempt interest	(498)		
Non-deductible interest		222	592
Valuation allowance	2,241	14,367	3,214
Write off of net operating loss		4,018	3,072
Provision to return adjustments	177	1,979	
Change in subsidiary basis	6,025	910	
Other	1,844	1,034	(4,495)
Income tax expense (benefit)	$ 14,630	$ 13,224	$ (12,428)

The components of the net deferred tax asset as of February 3, 2007 and January 28, 2006, are (in thousands):

	February 3, 2007	January 28, 2006
Deferred tax assets:		
Basis differences in inventory	$ 10,587	$ 9,537
Basis differences in property and equipment	12,311	10,316
Deferred compensation	5,667	1,473
Intangible assets	2,441	6,196
Store closing reserve		913
State net operating loss & credits	15,263	14,631
Federal net operating loss	22,496	22,526
Federal tax credit	13,621	4,583
Contribution carry forward		391
Tenant allowance	1,415	173
Capital leases	3,462	3,387
Other comprehensive loss		3,837
Workers compensation	7,160	7,278
Deferred revenue	4,663	
Accrued expenses	5,294	10,791
Accrued rent	14,788	12,059
PIES	24,354	
Other	4,365	1,896
Total deferred tax assets	147,887	109,987
Less: Valuation allowance	(15,648)	(13,406)
	132,239	96,581
Deferred tax liabilities:		
Basis in subsidiary	(72,480)	(69,644)
Prepaid expenses	(6,816)	(5,367)
Deferred Revenue - CAT Credit	(1,092)	(818)
Total deferred tax liabilities	(80,388)	(75,829)
Total net	$ 51,851	$ 20,752

The net deferred tax asset is recorded in the Company's consolidated balance sheet as follows (in thousands):

	February 3, 2007	January 28, 2006
Current deferred tax asset	$ 25,737	$ 66,581
Non current deferred tax (liability) asset	26,114	(45,829)
Net deferred tax asset	$ 51,851	$ 20,752

The Company establishes valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. The Company has determined that it is more likely than not that future taxable income will not be sufficient to fully utilize deferred tax assets, state net operating losses and charitable contribution carry forwards which expire in future years at various dates depending on the state jurisdiction. As a result, the Company has recorded an addition to the valuation allowance in the current period, of $2.2 million.. The ending balances of the valuation allowance at February 3, 2007 and at January 28, 2006, were $15.6 million and $13.4 million, respectively. The Company believes it is more likely than not that the remaining deferred tax assets will be realized.

The net operating loss deferred tax asset consists of a federal and state component. The federal component is $22.5 million and the state component $15.3 million. These net operating losses are available to reduce federal and state taxable income for the fiscal years 2006 to 2026.

12. SEGMENT REPORTING

During fiscal 2006, the Company's business segments were realigned to reflect how the Company manages the business. The realignment resulted in the addition of a Corporate segment. The Corporate segment includes activities that are not allocated to individual segments. Prior year segment tables have been updated to conform to this realignment.

The Company is managed in four operating segments: Value City, DSW, Filene's Basement and Corporate. All of the operations are located in the United States. The Company has identified such segments based on chief operating decision maker responsibilities and measures segment profit (loss) as operating profit (loss), which is defined as profit (loss) before interest expense, income taxes and minority interest. Capital expenditures in brackets represent assets transferred to other segments.

The tables below present segment statement of operations information (in thousands):

	Value City	DSW	Filene's Basement	Corporate	Intersegment Eliminations	Total
As of and for the year ended February 3, 2007						
Net sales	$ 1,361,125	$ 1,279,060	$ 427,473			$ 3,067,658
Operating (loss) profit	(17,975)	100,714	(1,226)	$ (175,955)		(94,442)
Depreciation and amortization	25,508	20,686	9,282	2,853		58,329
Interest expense	17,774	614	6,791	7,873	$ (5,835)	27,217
Interest income	2,235	7,527	40	5,575	(5,835)	9,542
Benefit (expense) for income taxes	10,560	(42,164)	2,215	14,759		(14,630)
Capital expenditures	8,962	42,407	16,118	(317)		67,170
Total assets	438,899	603,785	175,287	328,208	(278,962)	1,267,217

	Value City	DSW	Filene's Basement	Corporate	Intersegment Eliminations	Total
As of and for the year ended January 28, 2006						
Net sales	$ 1,379,975	$ 1,144,061	$ 389,335			$2,913,371
Operating (loss) profit	(52,167)	70,112	(10,727)	$ (144,209)		(136,991)
Depreciation and amortization	28,141	19,443	8,662	2,643		58,889
Interest expense	21,812	8,892	3,743	6,928	$ (13,514)	27,861
Interest income	7,143	1,388	57	6,586	(13,514)	1,660
Benefit (expense) for income taxes	8,953	(25,426)	3,526	(277)		(13,224)
Capital expenditures	17,336	25,537	4,112	1,434		48,419
Total assets	466,642	501,459	119,932	265,103	(266,562)	1,086,574

	Value City	DSW	Filene's Basement	Corporate	Intersegment Eliminations	Total
For the year ended January 29, 2005						
Net sales	$ 1,434,618	$ 961,089	$ 343,924			$ 2,739,631
Operating (loss) profit	(25,883)	58,275	(26,731)	$ 1,024		6,685
Depreciation and amortization	27,276	18,515	7,094	3,226		56,111
Interest expense	32,553	2,734	3,919	1,024	$ (1,024)	39,206
Interest income	1,614		55		(1,024)	645
Benefit (expense) for income taxes	18,008	(18,420)	12,840			12,428
Capital expenditures	19,420	33,975	26,528	3,932		83,855

The following sets forth sales by each major merchandise category (in thousands):

	February 3, 2007	January 28, 2006	January 29, 2005
Apparel and ready to wear	$ 1,309,218	$ 1,077,088	$ 1,083,195
Hard goods and home furnishings	303,027	509,592	512,169
Shoes and other footwear	1,455,413	1,326,691	1,144,267
Total	$ 3,067,658	$ 2,913,371	$ 2,739,631

13. QUARTERLY FINANCIAL DATA (UNAUDITED):

Year Ended February 3, 2007

(in thousands except per share data)	Thirteen weeks Ended April 29, 2006	Thirteen weeks Ended July 29, 2006	Thirteen weeks Ended October 28, 2006	Fourteen weeks ended February 3, 2007
Net sales	$721,513	$ 684,508	$ 787,619	$ 874,018
Cost of sales	(430,888)	(409,557)	(472,090)	(539,707)
Gross profit	290,625	274,951	315,529	334,311
Selling, general and administrative expenses	(277,524)	(264,793)	(301,939)	(299,212)
Change in fair value of derivative instruments	(926)	(311)	(28,009)	(23,766)
Change in fair value of derivative instruments – related party	(63,883)	(15,032)	(2,565)	(41,463)
License fees and other income	1,562	1,660	2,192	4,151
Operating loss	(50,146)	(3,525)	(14,792)	(25,979)
Non-related parties interest expense	(2,866)	(3,418)	(7,980)	(6,235)
Related parties interest expense	(1,264)	(1,264)	(4,176)	(14)
Total interest expense	(4,130)	(4,682)	(12,156)	(6,249)
Interest income	1,638	2,339	2,194	3,371
Interest expense, net	(2,492)	(2,343)	(9,962)	(2,878)
Loss before income taxes and minority interest	(52,638)	(5,868)	(24,754)	(28,857)
Expense for income taxes	(5,846)	(4,473)	(3,411)	(900)
Loss before minority interest	(58,484)	(10,341)	(28,165)	(29,757)
Minority interest	(6,464)	(5,660)	(5,909)	(6,133)
Net Loss	$ (64,948)	$ (16,001)	$ (34,074)	$ (35,890)
Loss per share[(1)]:				
Basic	$ (1.58)	$ (0.36)	$ (0.72)	$ (0.76)
Diluted	$ (1.58)	$ (0.36)	$ (0.72)	$ (0.76)

Year Ended January 28, 2006

	Thirteen weeks ended			
(in thousands except per share data)	**April 30, 2005**	**July 30, 2005**	**October 30, 2005**	**January 28, 2006**
Net sales	$ 680,045	$ 666,734	$ 746,101	$820,491
Cost of sales	(411,653)	(407,362)	(462,397)	(522,727)
Gross profit	268,392	259,372	283,704	297,764
Selling, general and administrative expenses	(279,342)	(265,547)	(290,439)	(275,622)
Change in fair value of derivative instruments		(28)	590	(713)
Change in fair value of derivative instruments – related party		(137,555)	66,407	(72,910)
License fees and other income	1,518	3,993	1,593	1,832
Operating (loss) profit	(9,432)	(139,765)	61,855	(49,649)
Non-related parties interest expense	(3,124)	(5,516)	(2,307)	(2,579)
Related parties interest expense	(6,558)	(5,062)	(1,264)	(1,451)
Total interest expense	(9,682)	(10,578)	(3,571)	(4,030)
Interest income	47	144	326	1,143
Interest expense, net	(9,635)	(10,434)	(3,245)	(2,887)
(Loss) income before income taxes and minority interest	(19,067)	(150,199)	58,610	(52,536)
Benefit (expense) for income taxes	7,608	(7,775)	1,812	(14,869)
(Loss) income before minority interest	(11,459)	(157,974)	60,422	(67,405)
Minority Interest		723	(4,022)	(3,703)
Net (loss) income	$ (11,459)	$ (157,251)	$ 56,400	$ (71,108)
(Loss) earnings per share[(1)]:				
Basic	$ (0.32)	$ (4.03)	$ 1.43	$ (1.79)
Diluted	$ (0.32)	$ (4.03)	$ 0.92	$ (1.79)

(1) (Loss) earnings per share calculations for each quarter are based on the applicable weighted average shares outstanding for each period and may not necessarily be equal to the full year per share amount.

14. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

(in thousands)	February 3, 2007	January 28, 2006	January 29, 2005
Cash paid during the period for:			
Interest:			
Non-related parties	$ 14,712	$ 9,041	$ 8,647
Related parties	7,954	16,382	20,217
Income taxes	41,841	16,278	12,540
Noncash investing and operating activities:			
Changes in accounts payable due to asset purchases	(1,586)	1,920	(1,588)
Additional paid in capital transferred from warrant liability for warrant exercises	78,817		

RETAIL VENTURES, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(dollars in thousands)

Description	Balance at Beginning of Period	Charges to Costs and Expenses	Charges to Other Accounts	Deductions[1]	Balance at End of Period
Allowance deducted from asset to which it applies:					
Allowance for doubtful accounts					
January 29, 2005	$ 826		$	$ 60	$ 766
January 28, 2006	766	$ 99		419	446
February 3, 2007	446	364		80	730
Inventory Reserve					
January 29, 2005	34,185	14,142		5,545	42,782
January 28, 2006	42,782	7,820		7,542	43,060
February 3, 2007	43,060	4,927		3,554	44,433
Allowance for Sales Returns					
January 29, 2005	3,210	1,861		1,495	3,576
January 28, 2006	3,576	2,868		2,436	4,008
February 3, 2007	4,008	2,157		2,648	3,517
Store Closing Reserve					
January 29, 2005	1,122	1,926		1,736	1,312
January 28, 2006	1,312	5,476		4,381	2,407
February 3, 2007	2,407	1,224		1,765	1,866

(1) The deductions are amounts written off against the reserve.

RETAIL VENTURES, INC.
SCHEDULE I - Condensed Financial Information of Registrant
(dollars in thousands)

Description	Amount
Dividend paid to registrant from DSW Inc.:	
January 29, 2005	None
January 28, 2006	$190,000
February 3, 2007	None

RETAIL VENTURES, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(dollars in thousands)

Description	Balance at Beginning of Period	Charges to Costs and Expenses	Charges to Other Accounts	Deductions[1]	Balance at End of Period
Allowance deducted from asset to which it applies:					
Allowance for doubtful accounts					
January 29, 2005	$ 826		$	$ 60	$ 766
January 28, 2006	766	$ 99		419	446
February 3, 2007	446	364		80	730
Inventory Reserve					
January 29, 2005	34,185	14,142		5,545	42,782
January 28, 2006	42,782	7,820		7,542	43,060
February 3, 2007	43,060	4,927		3,554	44,433
Allowance for Sales Returns					
January 29, 2005	3,210	1,861		1,495	3,576
January 28, 2006	3,576	2,868		2,436	4,008
February 3, 2007	4,008	2,157		2,648	3,517
Store Closing Reserve					
January 29, 2005	1,122	1,926		1,736	1,312
January 28, 2006	1,312	5,476		4,381	2,407
February 3, 2007	2,407	1,224		1,765	1,866

(1) The deductions are amounts written off against the reserve.

INDEX TO EXHIBITS
Exhibits marked with an asterisk (*) are filed herewith.

Exhibit No.	Description
2.1	Agreement and Plan of Merger among Value City Department Stores, Inc., Retail Ventures, Inc. (the "Company") and Value City Merger Sub, Inc., effective as of October 8, 2003. Incorporated by reference to Exhibit 2 to Form 8-K (file no. 1-10767) filed on October 8, 2003.
3.1	Amended Articles of Incorporation of the Company. Incorporated by reference to Exhibit 3(a) to Form 8-K (file No. 1-10767) filed on October 8, 2003.
3.2	Amended Code of Regulations of the Company. Incorporated by reference to Exhibit 3(b) to Form 8-K (file No. 1-10767) filed on October 8, 2003.
4.1	Amended Common Stock Purchase Warrant issued by Retail Ventures, Inc. to Cerberus Partners, L.P. Incorporated by reference to Exhibit 4.1 to Form 8-K (file no. 1-10767) filed October 19, 2005.
4.2	Amended Common Stock Purchase Warrant issued by Retail Ventures, Inc. to Schottenstein Stores Corporation. Incorporated by reference to Exhibit 4.2 to Form 8-K (file no. 1-10767) filed October 19, 2005.
4.3	Form of Term Loan Warrant issued by Retail Ventures, Inc. to Millennium Partners, L.P. Incorporated by reference to Exhibit 4.1 to Form 10-Q (file no. 1-10767) filed December 8, 2005.
4.4	Form of Conversion Warrant issued by Retail Ventures, Inc. issued to Cerberus Partners, L.P. and Schottenstein Stores Corporation. Incorporated by reference to Exhibit 4.1 to Form 8-K (file no. 1-10767) filed July 11, 2005.
4.5	Exchange Agreement, dated July 5, 2005, between Retail Ventures, Inc. and DSW Inc. Incorporated by reference to Exhibit 10.4 to Form 8-K (file no. 1-10767) filed July 11, 2005.
4.6	Second Amended and Restated Registration Rights Agreement, dated July 5, 2005, among Retail Ventures, Inc., Cerberus Partners, L.P., Schottenstein Stores Corporation and Back Bay Capital Funding LLC. Incorporated by reference to Exhibit 4.2 to Form 8-K (file no. 1-10767) filed July 11, 2005.
4.7	Specimen of Common Share Certificate. Incorporated by reference to Exhibit 4.7 to Form 10-K (file no. 1-10767) filed April 13, 2006.
4.8	Indenture, dated as of August 16, 2006, by and between Retail Ventures, Inc. and HSBC Bank USA, National Association, as indenture trustee (Form of 6.625% Mandatorily Exchangeable Notes Due September 15, 2011 filed as Exhibit A thereto). Incorporated by reference to Exhibit 4.1 to Form 8-K (file no. 001-10767) filed on August 22, 2006.
4.9	Collateral Agreement, dated as of August 16, 2006, by and between Retail Ventures, Inc., as pledgor, and HSBC Bank USA, National Association, as collateral agent, indenture trustee and securities intermediary. Incorporated by reference to Exhibit 4.2 to Form 8-K (file no. 001-10767) filed on August 22, 2006.
4.10	Form of Exchange Request by Retail Ventures, Inc. to DSW Inc. Incorporated by reference to Exhibit 4.5 to Registration Statement on Form S-3/A (file no. 333-134225) filed on July 17, 2006.
4.11	Pledge Agreement, dated as of August 16, 2006, made by Retail Ventures, Inc. with and in favor of Cerberus Partners, L.P. Incorporated by reference to Exhibit 10.4 to Form 8-K (file no. 001-10767) filed on August 22, 2006.
4.12	Pledge Agreement, dated as of August 16, 2006, made by Retail Ventures, Inc. with and in favor of Schottenstein Stores Corporation. Incorporated by reference to Exhibit 10.5 to Form 8-K (file no. 001-10767) filed on August 22, 2006.
10.1	Corporate Services Agreement, dated June 12, 2002, between the Company and SSC. Incorporated by reference to Exhibit 10.6 to Form 10-Q (file no. 1-10767) filed June 18, 2002.
10.1.1	Amendment to Corporate Services Agreement, dated July 5, 2005, among Schottenstein Stores Corporation, Retail Ventures, Inc. and Schottenstein Management Company, together with Side Letter Agreement, dated July 5, 2005, among DSW Inc., Schottenstein Stores Corporation, Retail Ventures, Inc. and Schottenstein Management Company. Incorporated by reference to Exhibit 10.5 to Form 8-K (file no. 1-10767) filed July 11, 2005.
10.2	License Agreement, dated June 5, 1991, between the Company and SSC re: Service Marks. Incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form S-1 Registration Statement (file no. 33-40214) filed June 6, 1991.
10.3	Master Separation Agreement, dated July 5, 2005, between Retail Ventures, Inc. and DSW Inc. Incorporated by reference

to Exhibit 10.1 to Form 8-K (file no. 1-10767) filed July 11, 2005.

10.4	Amended and Restated Shared Services Agreement, dated as of October 29, 2006, between Retail Ventures, Inc. and DSW Inc. Incorporated by reference to Exhibit 10.8 to form 10-Q (file no. 1-10767) filed December 6. 2006.
10.5	Tax Separation Agreement, dated July 5, 2005, among Retail Ventures, Inc. and its affiliates and DSW Inc. and its affiliates. Incorporated by reference to Exhibit 10.3 to Form 8-K (file no. 1-10767) filed July 11, 2005.
10.6	Supply Agreement, effective as of January 30, 2005, between DSW Inc. and Filene's Basement, Inc. Incorporated by reference to Exhibit 10.6 to Form 8-K (file no. 1-10767) filed July 11, 2005.
10.7#	Form of Indemnification Agreement entered into on December 22, 2005 between Retail Ventures, Inc. and each of its directors and executive officers. Incorporated by reference to Exhibit 10.1 to Form 8-K (file no. 1-10767) filed December 23, 2005
10.8#	Amended and Restated Retail Ventures, Inc. 1991 Stock Option Plan. Incorporated by reference to Exhibit 4(a) to Amendment No. 1 to Form S-8 Registration Statement (file no. 333-45852) filed October 16, 2003.
10.9#	Retail Ventures, Inc. Employee Stock Purchase Plan. Incorporated by reference to Exhibit 4(a) to Amendment No. 1 to Form S-8 Registration Statement (file no. 33-46221) filed October 16, 2003.
10.10#	Retail Ventures, Inc. Amended and Restated 2000 Stock Incentive Plan (the "2000 Stock Incentive Plan"). Incorporated by reference to Exhibit 4(a) to Amendment No. 1 to Form S-8 Registration Statement (file no. 333-100398) filed on October 16, 2003.
10.11#	Amended and Restated Retail Ventures, Inc. Non-Employee Director Stock Option Plan. Incorporated by reference to Exhibit 4(a) to Form S-8 Registration Statement (file no. 333-45856) filed October 16, 2003.
10.12	Sublease, dated April 25, 1991, between the Company, as sublessor, and SSC, as sublessee, re: Baltimore, MD (Eastpoint) furniture store location. Incorporated by reference to Exhibit 10.15.1 to Registration Statement on Form S-1 (file no. 33-40214) filed April 29, 1991.
10.13	Sublease, dated April 25, 1991, between the Company, as sublessor, and SSC, as sublessee, re: Baltimore, MD (Westview) furniture store location. Incorporated by reference to Exhibit 10.15.2 to Registration Statement on Form S-1 (file no. 33-40214) filed April 29, 1991.
10.14	Sublease, dated April 25, 1991, between the Company, as sublessor, and SSC, as sublessee, re: Lansing, MI furniture store location. Incorporated by reference to Exhibit 10.15.3 to Registration Statement on Form S-1 (file no. 33-40214) filed April 29, 1991.
10.15	Sublease, dated April 25, 1991, between the Company, as sublessor, and SSC, as sublessee, re: Louisville, KY (Preston Highway) furniture store location. Incorporated by reference to Exhibit 10.15.4 to Registration Statement on Form S-1 (file no. 33-40214) filed April 29, 1991.
10.16	Form of Assignment and Assumption Agreement between the Company, as assignee, and SSC, as assignor, re: separate assignments of leases for 31 stores. Incorporated by reference to Exhibit 10.16 to Registration Statement on Form S-1 (file no. 33-40214) filed April 29, 1991.
10.17	Lease Agreement, dated July 1, 1988, between the Company, by assignment from SSC, dated April 25, 1991, as sublessee, and SSC, as sublessor, re: Benwood, WV store location. Incorporated by reference to Exhibit 10.19 to Form 10-K (file no.1-10767) filed October 24, 1991.
10.18#	Form of Restricted Stock Agreement between the Company and certain employees. Incorporated by reference to Exhibit 10.27 to Amendment No. 1 to Form S-1 Registration Statement (file no. 33-47252) filed April 27, 1992.
10.19	Lease, dated September 1, 1992, between the Company, as lessee, and SSC, as lessor, re: South Bend/Mishawaka, IN store. Incorporated by reference to Exhibit 10.29 to Form 10-K (file no.1-10767) filed October 22, 1992.
10.20	Lease, dated January 27, 1992, between the Company, as lessee, and J.A.L. Realty Company, an affiliate of SSC, as lessor, re: 3080 Alum Creek Drive, Columbus, OH warehouse. Incorporated by reference to Exhibit 10.30 to Form 10-K (file no.1-10767) filed October 22, 1992.
10.20.1	Exercise of the first five-year renewal option commencing February 1, 1997 under lease, dated January 27, 1992, as amended, between the Company, as lessee, and J.A.L. Realty Company, an affiliate of SSC, as lessor, re: 3080 Alum Creek Drive, Columbus, OH warehouse. Incorporated by reference to Exhibit 10.30.1 to Form 10-Q (file no. 1-10767) filed March 19, 1996.

10.21	Lease, dated July 29, 1992, between the Company, as lessee, and J.A.L. Realty Company, an affiliate of SSC, as lessor, re: 3232 Alum Creek Drive, Columbus, OH warehouse. Incorporated by reference to Exhibit 10.31 to Form 10-K (file no.1-10767) filed October 22, 1992.
10.22	Ground lease, dated April 15, 1994, between the Company, as lessee, and J.A.L. Realty Company, an affiliate of SSC, as lessor, re: 19 acres (Westerville Rd., Columbus, OH). Incorporated by reference to Exhibit 10.35 to Form 10-K (file no. 1-10767) filed October 26, 1994.
10.23	Agreement of Lease, dated March 1, 1994, between the Company, as tenant, and Jubilee Limited Partnership, an affiliate of SSC, as landlord, re: Hobart, IN store. Incorporated by reference to Exhibit 10.37 to Form 10-Q (file no. 1-10767) filed December 12, 1994.
10.24	Agreement of Lease, dated January 13, 1995, between the Company, as tenant, and Westland Partners, an affiliate of SSC, as landlord, re: Westland, MI store. Incorporated by reference to Exhibit 10.39 to Form 10-Q, (file no. 1-10767) filed March 14, 1995.
10.25	Agreement of Lease, dated January 13, 1995, between the Company, as tenant, and Taylor Partners, an affiliate of SSC, as landlord, re: Taylor, MI store. Incorporated by reference to Exhibit 10.40 to Form 10-Q, (file no. 1-10767) filed March 14, 1995.
10.26	Lease, dated September 2, 1997, between the Company, as lessee, and SSC-Fort Wayne L.L.C., an affiliate of SSC, as lessor. Incorporated by reference to Exhibit 10.33.1 to Form 10-K (file no. 1-10767) filed April 29, 2002.
10.27	Agreement of Lease, dated April 10, 1995, between the Company, as tenant, and Independence Limited Liability Company, an affiliate of SSC, as landlord, re: Charlotte, NC store. Incorporated by reference to Exhibit 10.45 to Form 10-Q (file no. 1-10767) filed December 12, 1995.
10.28	Sublease and Occupancy Agreement, dated December 15, 1995, between the Company, SSC and SSC, dba Value City Furniture, re: Louisville, KY (Preston Highway) store. Incorporated by reference to Exhibit 10.46 to Form 10-Q (file no. 1-10767) filed March 19, 1996.
10.29	Agreement of Lease, dated October 4, 1996, between the Company, as tenant, and Hickory Ridge Pavilion, Ltd., an affiliate of SSC, as landlord, re: Memphis, TN store. Incorporated by reference to Exhibit 10.50 to Form 10-K (file no. 1-10767) filed November 1, 1996.
10.30	Agreement of Lease, dated October 30, 1998, between the Company, as lessee, and Jubilee Limited Partnership, an affiliate of SSC, as lessor, re: Calumet City, IL store. Incorporated by reference to Exhibit 10.56 to Form 10-K (file no. 1-10767) filed April 30, 1999.
10.31	Agreement of Lease, dated September 29, 1998, between the Company, as tenant, and Valley Fair Irvington, LLC, an affiliate of SSC, as landlord, re: Irvington, NJ. Incorporated by reference to Exhibit 10.57 to Form 10-K (file no. 1-10767) filed April 30, 1999.
10.32	Industrial Space Lease-Net, dated March 22, 2000, between 4300 East Fifth Avenue, LLC, an affiliate of SSC, as landlord, and Shonac Corporation, as tenant, re: Building 6, Columbus International Aircenter, Columbus, OH. Incorporated by reference to Exhibit 10.60 to Form 10-K (file no. 1-10767) filed April 28, 2000.
10.33	Lease, dated August 30, 2002, by and between Jubilee Limited Partnership, an affiliate of SSC, and Shonac Corporation, re: Troy, MI DSW store. Incorporated by reference to Exhibit 10.44 to Form 10-K (file no. 1-10767) filed April 29, 2004.
10.33.1	Assignment and Assumption Agreement, dated October 23, 2002, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Troy, MI DSW store. Incorporated by reference to Exhibit 10.29.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.
10.34	Lease, dated October 8, 2003, by and between Jubilee Limited Partnership, an affiliate of SSC, and Shonac Corporation, re: Denton, TX DSW store. Incorporated by reference to Exhibit 10.46 to Form 10-K (file no. 1-10767) filed April 29, 2004.
10.34.1	Assignment and Assumption Agreement, dated December 18, 2003 between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Denton, TX DSW store. Incorporated by reference to Exhibit 10.30.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.
10.35	Lease, dated October 28, 2003, by and between JLP-RICHMOND LLC, an affiliate of SSC, and Shonac Corporation, re: Richmond, VA DSW store. Incorporated by reference to Exhibit 10.47 to Form 10-K (file no. 1-10767) filed April 29, 2004.

10.35.1	Assignment and Assumption Agreement, dated December 18, 2003, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Richmond, VA DSW store. Incorporated by reference to Exhibit 10.31.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.
10.36#	Employment Agreement, dated June 21, 2000, between James A. McGrady and the Company. Incorporated by reference to Exhibit 10.46 (also listed as Exhibit 10.61) to Form 10-K (file no. 1-10767) filed May 4, 2001.
10.37#	Employment Agreement, dated as of April 29, 2004, between Julia A. Davis and the Company. Incorporated by reference to Exhibit 10.51 to Form 10-K (file no. 1-10767) filed April 29, 2004.
10.38	Amended and Restated Loan and Security Agreement, dated July 5, 2005, by and among National City Business Credit, Inc., as Administrative Agent for the ratable benefit of the Revolving Credit Lenders, National City Business Credit, Inc., as Collateral Agents for the ratable benefit of the Revolving Credit Lenders, the Revolving Credit Lenders and Value City Department Stores LLC (in such capacity, the "Lead Borrower"), as agent for the Borrower and collectively the Borrowers. Incorporated by reference to Exhibit 10.7 to Form 8-K (file no. 1-10767) filed July 11, 2005.
10.38.1	First Amendment to Amended and Restated Loan and Security Agreement, dated as of August 16, 2006, by and among Value City Department Stores LLC, as lead borrower, the other borrowers named therein, the revolving credit lenders party thereto and National City Business Credit, Inc., as administrative agent and collateral agent. Incorporated by reference to Exhibit 10.6 to Form 8-K (file no. 001-10767) filed on August 22, 2006.
10.39	Third Amended and Restated Senior Loan Agreement, dated as of August 16, 2006, among Value City Department Stores LLC, as borrower, and Cerberus Partners, L.P., as lender. Incorporated by reference to Exhibit 10.1 to Form 8-K (file no. 001-10767) filed on August 22, 2006.
10.40	Third Amended and Restated Senior Loan Agreement, dated as of August 16, 2006, among Value City Department Stores LLC, as borrower, and Schottenstein Stores Corporation, as lender. Incorporated by reference to Exhibit 10.2 to Form 8-K (file no. 001-10767) filed on August 22, 2006.
10.41#	Value City Department Stores, Inc. 2003 Incentive Compensation Plan. Incorporated by reference to Exhibit 10.41 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.42#	Employment Agreement, effective November 1, 2004, between Retail Ventures, Inc. and Heywood Wilansky. Incorporated by reference to Exhibit 10.1 to Form 8-K/A (file no. 1-10767) filed November 24, 2004.
10.43#	Employment Agreement, effective October 10, 2003, between Value City Department Stores, Inc. and Steven E. Miller. Incorporated by reference to Exhibit 10.43 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.44	Agreement of Lease, dated March 1, 1994, between Jubilee Limited Partnership, an affiliate of SSC, and Value City Department Stores, Inc., as modified by First Lease Modification, dated November 1, 1994, re: Merrilville, IN Value City store. Incorporated by reference to Exhibit 10.44 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.45	Lease Agreement, dated July 7, 1987, by and between Schottenstein Trustees, an affiliate of SSC, and Schottenstein Stores Corp. dba Schottenstein's Department Store, as modified by Lease Extension and Modification Agreement, dated March 12, 1998, by and between Schottenstein Trustees and Value City Department Stores, Inc. dba Schottenstein's East Department Store, re: 6055 E. Main Street, Columbus, OH Value City store. Incorporated by reference to Exhibit 10.45 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.46	Industrial Space Lease - Net, dated May 18, 2000, by and between 4300 East Fifth Avenue LLC, an affiliate of SSC, and Value City Department Stores, Inc., re: 4320-30 East Fifth Avenue, Columbus, OH warehouse. Incorporated by reference to Exhibit 10.47 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.47	Sublease, dated May 2000, by and between SSC, as sublessor, and Shonac Corporation dba DSW Shoe Warehouse, as sublessee, re: Pittsburgh, PA DSW store. Incorporated by reference to Exhibit 10.48 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.47.1	Assignment and Assumption Agreement, dated January 8, 2001, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: 451 Clariton Boulevard, Pittsburgh, PA DSW store. Incorporated by reference to Exhibit 10.48.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.
10.48	Lease, dated May 2000, by and between Jubilee-Richmond LLC, an affiliate of SSC, and DSW Shoe Warehouse, Inc. (as assignee of Shonac Corporation), re: Glen Allen, VA DSW store. Incorporated by reference to Exhibit 10.49 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.49 Lease, dated February 28, 2001, by and between Jubilee-Springdale, LLC, an affiliate of SSC, and Shonac Corporation dba DSW Shoe Warehouse, re: Springdale, OH DSW store. Incorporated by reference to Exhibit 10.50 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.49.1 Assignment and Assumption Agreement, dated May 11, 2001, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Springdale, OH DSW store. Incorporated by reference to Exhibit 10.50.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.

10.50 Agreement of Lease, dated 1997, between Shoppes of Beavercreek Ltd., an affiliate of SSC, and Shonac Corporation (assignee of SSC d/b/a Value City Furniture through Assignment of Tenany't Leasehold Interst and Amendment No. 1 to Agreement of Lease, dated February 28, 2001), re: Beavercreek, OH DSW store. Incorporated by reference to Exhibit 10.51 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.50.1 Assignment and Assumption Agreement, dated May 11, 2001, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Beavercreek, OH DSW store. Incorporated by reference to Exhibit 10.51.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.

10.51 Lease, dated February 28, 2001, by and between JLP-Chesapeake, LLC, an affiliate of SSC, and Shonac Corporation, re: Chesapeake, VA DSW store. Incorporated by reference to Exhibit 10.52 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.51.1 Assignment and Assumption Agreement, dated May 11, 2001, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Chesapeake, VA DSW store. Incorporated by reference to Exhibit 10.52.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.

10.52 Ground Lease Agreement, dated April 30, 2002, by and between Polaris Mall, LLC, a Delaware limited liability company, and SSC-Polaris LLC, an affiliate of SSC, as modified by Sublease agreement, dated April 30, 2002, by and between SSC-Polaris LLC, as sublessor, and DSW Shoe Warehouse, Inc. as sublease (assignee of Shonac Corporation), re: Columbus, OH (Polaris) DSW store. Incorporated by reference to Exhibit 10.53 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.52.1 Assignment and Assumption Agreement, dated August 6, 2002, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Columbus, OH (Polaris) DSW store. Incorporated by reference to Exhibit 10.53.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.

10.53 Lease, dated August 30, 2002, by and between JLP-Cary LLC, an affiliate of SSC, and Shonac Corporation, re: Cary, NC DSW store. Incorporated by reference to Exhibit 10.54 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.53.1 Assignment and Assumption Agreement, dated October 23, 2002, between Shonac Corporation, as assignor and DSW Shoe Warehouse, Inc., as assignee, re: Cary, NC DSW store. Incorporated by reference to Exhibit 10.54.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.

10.54 Lease, dated August 30, 2002, by and between JLP-Madison LLC, an affiliate of SSC, and Shonac Corporation, re: Madison, TN DSW store. Incorporated by reference to Exhibit 10.55 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.54.1 Assignment and Assumption Agreement, dated October 23, 2002, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Madison, TN DSW store. Incorporated by reference to Exhibit 10.55.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.

10.55 Lease, dated July 19, 2000, by and between Jubilee Limited Partnership, an affiliate of SSC, and Value City Department Stores, Inc., as modified by Lease Modification Agreement, dated November 2, 2000, re: 3704 W. Dublin-Granville Rd., Columbus, OH DSW/Filene's combo store. Incorporated by reference to Exhibit 10.56 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.56 Master Store Lease, dated April 25, 1991, by and between SSC and Value City Department Stores, Inc., as modified by First Amendment to Master Store Lease, dated February 3, 1992, and Second Amendment to Master Store Lease, dated March 18, 2005, by and between SSC and Value City Department Stores LLC and Value City of Michigan, Inc., re: 4 store locations (Clarksville, IN, Springdale, OH, Louisville, KY (Dixie Highway), and Beckley, WV). Incorporated by reference to Exhibit 10.57 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.57 Lease, dated September 24, 2004, by and between K&S Maple Hill Mall, L.P., an affiliate of SSC, and Shonac Corporation, re: Kalamazoo, MI DSW store. Incorporated by reference to Exhibit 10.58 to Form 10-K (file no. 1-10767) filed April 14, 2005.

10.57.1	Assignment and Assumption Agreement, dated February 28, 2005, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: Kalamazoo, MI DSW store. Incorporated by reference to Exhibit 10.58.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.
10.58	Lease, dated November 2004, by and between KSK Scottsdale Mall, L.P., an affiliate of SSC, and Shonac Corporation, re: South Bend, IN DSW store. Incorporated by reference to Exhibit 10.59 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.58.1	Assignment and Assumption Agreement, dated March 18, 2005, between Shonac Corporation, as assignor, and DSW Shoe Warehouse, Inc., as assignee, re: South Bend, IN DSW store. Incorporated by reference to Exhibit 10.59.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.
10.59	Lease Agreement, dated March 18, 2005, by and between SSC and Value City of Michigan, Inc., re: Flint, MI DSW store. Incorporated by reference to Exhibit 10.60 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.60	Lease Agreement, dated September 2, 1997, by and between SSC-Barboursville, L.L.C., an affiliate of SSC, and Value City Department Stores, Inc. Incorporated by reference to Exhibit 10.61 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.61#	Sample Nonqualified Stock Option Award Agreement issued by the Company pursuant to the 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 10.62 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.62#	Sample Price Protected Stock Option Award Agreement issued by the Company pursuant to the 2000 Stock Incentive Plan. Incorporated by reference to Exhibit 10.63 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.63#	Sample Equity Compensation Approval Notice and Agreement issued by the Company to certain employees. Incorporated by reference to Exhibit 10.64 to Form 10-K (file no. 1-10767) filed April 14, 2005.
10.64	Master Sublease, dated April 25, 1991, between the Company, as sublessee, and SSC, as sublessor, re: two stores (Covington, KY and Greenwood, IN). Incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-1 (file no. 33-402144) filed April 29, 1991.
10.65#	Form of Indemnification Agreement between the Company and its directors and officers. Incorporated by reference to Exhibit 10(b) to Registration Statement on Form S-8 (file no. 333-117341) filed July 13, 2004.
10.66	Lease Agreement, dated November 5, 1992, by and between Value City Department Stores, Inc. (successor to SSC d/b/a Elyria Value City Shopping Center), as sublessor, and SSC d/b/a Value City Furniture #17, as sublessee, as modified by Sublease Extension and Modification Agreement, dated October 11, 2001, re: Elyria, OH store. Incorporated by reference to Exhibit 10.67.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.
10.67	Agreement of Lease, dated March 6, 1996, between Value City of Michigan, Inc. (assignee of MRSLV Saginaw, L.L.C.), as sublessor, and SSC d/b/a Value City Furniture, as sublessee, re: Saginaw Michigan store. Incorporated by reference to Exhibit 10.68.1 to Form 10-K/A Amendment No. 2 (file no. 1-10767) filed May 12, 2005.
10.68	Agreement of Sublease, dated June 12, 2000, between Jubilee Limited Partnership, an affiliate of SSC, and DSW Shoe Warehouse, Inc. (assignee of DSW Inc.), re: Baileys Crossroads, VA DSW Store. Incorporated by reference to Exhibit 10.1 to Form 10-Q (file no. 1-10767) filed June 9, 2005.
10.70	License Agreement, dated August 30, 2002, by and between Value City Department Stores, Inc. and Shonac Corporation, re: Merrillville, IN DSW store. Incorporated by reference to Exhibit 10.1 to Form 10-Q (file no. 1-10767) filed September 13, 2005.
10.71#	Employment Agreement, effective as of January 29, 2006, by and between Jed L. Norden and the Company. Incorporated by reference to Exhibit 10.1 to Form 8-K (file no. 1-10767) filed February 2, 2006.
10.72	Agreement of Lease, dated April 7, 2006, by and between JLP - Harvard Park, LLC, an affiliate of SSC, as landlord, and DSW Inc., as tenant, re: Chagrin Highlands, Warrensville, Ohio DSW store. Incorporated by reference to Exhibit 10.72 to Form 10-K (file no. 1-10767) filed April 13, 2006.
10.74#	Summary of Director Compensation. Incorporated by reference to Exhibit 10.74 to Form 10-K (file no. 1-10767) filed April 13, 2006.
10.75	Loan and Security Agreement, between DSW Inc. and DSW Shoe Warehouse, Inc., as the Borrowers, and National City Business Credit, Inc., as Administrative Agent and Collateral Agent for the Revolving Credit Lenders. Incorporated by reference to Exhibit 10.11 to DSW Inc.'s Form 10-K (file no. 001-32545) filed on April 13, 2006.

10.76	Agreement of Lease, dated April 13, 2006, between JLP – Harvard Park, LLC, an affiliate of SSC, as landlord, and Filene's Basement, Inc. as tenant, re: Chagrin, OH Filene's Basement store. Incorporated by reference to Exhibit 10.1 to Form 10-Q (file no. 1-10767) filed June 8, 2006.
10.77	Agreement of Lease, dated June 30, 2006, between JLPK – Levittown NY LLC, an affiliate of Schottenstein Stores Corporation and DSW Inc., re: Levittown, NY DSW store. Incorporated by reference to Exhibit 10.1 to Form 10-Q (file no. 1-10767) filed December 6, 2006.
10.78	Agreement of Lease, dated November 27, 2006, between JLP – Lynnhaven VA LLC, an affiliate of Schottenstein Stores Corporation and DSW Inc., re: Lynnhaven, Virginia DSW store. Incorporated by reference to Exhibit 10.2 to Form 10-Q (file no. 1-10767) filed December 6, 2006.
10.79	Agreement of Lease, dated November 30, 2006, between 4300 Venture 34910 LLC, an affiliate of Schottenstein Stores Corporation, and DSW Inc., re: Home office. Incorporated by reference to Exhibit 10.3 to Form 10-Q (file no. 1-10767) filed December 6, 2006.
10.80	Agreement of Lease, dated November 30, 2006, between 4300 East Fifth Avenue LLC, an affiliate of Schottenstein Stores Corporation, and DSW Inc., re: Trailer Parking spaces for home office. Incorporated by reference to Exhibit 10.4 to Form 10-Q (file no. 1-10767) filed December 6, 2006.
10.81	Lease Amendment, dated November 30, 2006 between 4300 Venture 6729 LLC, an affiliate of Schottenstein Stores Corporation, and DSW Inc., re: warehouse and corporate headquarters. Incorporated by reference to Exhibit 10.5 to Form 10-Q (file no. 1-10767) filed December 6, 2006.
10.82	Agreement of Lease, dated June 30, 2006, between JLPK – Levittown NY LLC, an affiliate of Schottenstein Stores Corporation and Filene's Basement, re: Levittown, NY Filene's Basement store. Incorporated by reference to Exhibit 10.6 to Form 10-Q (file no. 1-10767) filed December 6, 2006.
10.83	IT Transfer and Assignment Agreement dated October 29, 2006. Incorporated by reference to Exhibit 10.7 to Form 10-Q (file no. 1-10767) filed December 6, 2006.
10.84*	Agreement of Lease, dated December 15, 2006, between American Signature, Inc., an affiliate of SSC, and DSW Shoe Warehouse, Inc., re: Langhorne, Pennsylvania DSW store.
10.85*	Sample Restricted Stock Unit Award Agreement issued by the Company to certain employees.
10.86*	Sample Stock Appreciation Right Award Agreement issued by the Company to certain employees.
12*	Ratio of Earnings to Fixed Charges
21*	List of Subsidiaries.
23*	Consent of Independent Registered Public Accounting Firm.
24*	Power of Attorney.
31.1*	Rule 13a-14(a)/15d-14(a) Certification - Principal Executive Officer.
31.2*	Rule 13a-14(a)/15d-14(a) Certification - Principal Financial Officer.
32.1*	Section 1350 Certification - Principal Executive Officer.
32.2*	Section 1350 Certification - Principal Financial Officer.

* Filed herewith.

Management contract or compensatory plan or arrangement.

(This Page Intentionally Left Blank)

EXHIBIT 12

Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Year Ended				
Earnings	**2/3/07**	**1/28/06**	**1/29/05**	**1/31/04**	**2/1/03**
Loss before income taxes, minority interest and equity earnings	$ (112,117)	$ (163,192)	$ (31,876)	$ (6,937)	$ (2,682)
Fixed charges (as below)	80,825	80,288	87,277	81,299	80,541
Total (loss) earnings	$ (31,292)	$ (82,904)	$ 55,401	$ 74,362	$ 77,859
Fixed Charges					
Interest expense	$ 27,217	$ 27,861	$ 39,206	$ 38,714	$ 39,690
Estimated interest element in minimum rent expense (6)	53,608	52,427	48,071	42,585	40,851
Total fixed charges	$ 80,825	$ 80,288	$ 87,277	$ 81,299	$ 80,541
Ratio of (loss) earnings to fixed charges	(0.39) [1]	(1.03) [2]	0.63 [3]	0.91 [4]	0.97 [5]

[1] For the year ended February 3, 2007 the earnings to cover fixed charges were deficient by $112,117,000.

[2] For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $163,192,000.

[3] For the year ended January 29, 2005 the earnings to cover fixed charges were deficient by $31,876,000.

[4] For the year ended January 31, 2004 the earnings to cover fixed charges were deficient by $6,937,000.

[5] For the year ended February 1, 2003 the earnings to cover fixed charges were deficient by $2,682,000.

[6] Interest component is estimated to be one-third of minimum rent expense.

EXHIBIT 21

RETAIL VENTURES, INC.
List of Subsidiaries

Ref. No.	Name	State of Incorporation	Parent Co. No.
1.	Retail Ventures, Inc.	Ohio	N/A
2.	Carlyn Advertising Agency, Inc.	Ohio	1.
3.	DSW Inc.[1]	Ohio	1.
4.	Filene's Basement, Inc.[2]	Delaware	1.
5.	J.S. Overland Delivery, Inc.	Delaware	1.
6.	Retail Ventures Imports, Inc.[3]	Ohio	1.
7.	Retail Ventures Jewelry, Inc.	Ohio	1.
8.	Retail Ventures Licensing, Inc.[4]	Delaware	1.
9.	Retail Ventures Services, Inc.	Ohio	1.
10.	Value City Department Stores LLC[5]	Ohio	1.
11.	DSW Shoe Warehouse, Inc.	Missouri	3.
12.	Brand Card Services LLC	Ohio	3.
13.	Brand Technolgy Services LLC	Ohio	3.
14.	Gramex Retail Stores, Inc.	Delaware	10.
15.	Value City Department Stores Charitable Foundation[6]	Ohio	10.
16.	Value City of Michigan, Inc.	Michigan	10.
17.	eTailDirect LLC	Delaware	11.
18.	GB Retailers, Inc.	Delaware	16.
19.	Value City Department Stores Services, Inc.	Delaware	16.

---

[1] Formerly known as Shonac Corporation. Following the completion of its initial public offering on July 5, 2005, DSW Inc. is a controlled subsidiary of Retail Ventures, Inc. As of February 3, 2007, Retail Ventures, Inc. owned approximately 63.0% of DSW's outstanding common shares and approximately 93.2% of the combined voting power of such shares.

[2] Formerly known as Base Acquisition Corp.

[3] Formerly known as VC Acquisition, Inc.

[4] Formerly known as Value City Acquisition Corp.

[5] This is a limited liability corporation, not an incorporated entity and formerly known as Value City Department Stores, Inc.

[6] This is a non-profit Corporation.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements (Nos. 333-131604 and 333-129004 on Form S-3 and 333-117341, 333-100398, 333-70440, 333-45856, 333-45852, 333-66239, 333-15957, 33-92966, 33-80588, 333-78586, 33-50198, and 33-46221 on Form S-8) of our report dated April 4, 2007, relating to the consolidated financial statements and financial statement schedules of Retail Ventures, Inc. and management's report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Retail Ventures, Inc. for the year ended February 3, 2007.

/s/ DELOITTE & TOUCHE LLP
Columbus, Ohio
April 4, 2007

EXHIBIT 24

POWER OF ATTORNEY

Each director and/or officer of Retail Ventures, Inc. (the "Corporation") whose signature appears below hereby appoints Heywood Wilansky, James A. McGrady and Julia A. Davis as the undersigned's attorney or any of them individually as the undersigned's attorney, to sign, in the undersigned's name and behalf and in any and all capacities stated below, and to cause to be filed with the Securities and Exchange Commission (the "Commission"), the Corporation's Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended February 3, 2007, and likewise to sign and file with the Commission any and all amendments to the Form 10-K, and the Corporation hereby appoints such persons as its attorneys-in-fact and each of them as its attorney-in-fact with like authority to sign and file the Form 10-K and any amendments thereto granting to each attorney-in-fact full power of substitution and revocation, and hereby ratifying all that any such attorney-in-fact or the undersigned's substitute may do by virtue hereof.

IN WITNESS WHEREOF, we have hereunto set our hands effective as of the fifth day of April, 2007.

/s/ Jay L. Schottenstein Jay L. Schottenstein	Chairman of the Board of Directors
/s/ Heywood Wilansky Heywood Wilansky	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ James A. McGrady James A. McGrady	Executive Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)
/s/ Henry L. Aaron Henry L. Aaron	Director
/s/ Ari Deshe Ari Deshe	Director
/s/ Jon P. Diamond Jon P. Diamond	Director
/s/ Elizabeth M. Eveillard Elizabeth M. Eveillard	Director
/s/ Lawrence J. Ring Lawrence J. Ring	Director
/s/ Harvey L. Sonnenberg Harvey L. Sonnenberg	Director
/s/ James L. Weisman James L. Weisman	Director

EXHIBIT 31.1

CERTIFICATIONS

I, Heywood Wilansky, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended February 3, 2007 of Retail Ventures, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 5, 2007

By: /s/ Heywood Wilansky
Heywood Wilansky, President,
Chief Executive Officer and Director

EXHIBIT 31.2

CERTIFICATIONS

I, James A. McGrady, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended February 3, 2007 of Retail Ventures, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: April 5, 2007

By: /s/ James A. McGrady
James A. McGrady, Executive Vice President, Chief Financial Officer, Treasurer and Secretary

EXHIBIT 32.1

SECTION 1350 CERTIFICATION*

In connection with the Annual Report of Retail Ventures, Inc. (the "Company") on Form 10-K for the fiscal year ended February 3, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Heywood Wilansky, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated: April 5, 2007

By: /s/ Heywood Wilansky
Heywood Wilansky, President,
Chief Executive Officer and Director

* This Certification is being furnished as required by Rule 13a-14(b) under the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code, and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise stated in such filing.

A signed original of this written statement required by 18 U.S.C. § 1350 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

SECTION 1350 CERTIFICATION *

In connection with the Annual Report of Retail Ventures, Inc. (the "Company") on Form 10-K) for the fiscal year ended February 3, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, James A. McGrady, Executive Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Dated April 5, 2007:

By: /s/ James A. McGrady
James A. McGrady, Executive Vice President, Chief Financial Officer, Treasurer and Secretary

* This Certification is being furnished as required by Rule 13a-14(b) under the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code, and shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise stated in such filing.

A signed original of this written statement required by 18 U.S.C. § 1350 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

RETAIL VENTURES, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD

JUNE 13, 2007

AND

PROXY STATEMENT

IMPORTANT

Please complete, sign and date your proxy and promptly return it in the enclosed envelope. No postage is necessary if mailed in the United States.

RETAIL VENTURES, INC.
3241 Westerville Road
Columbus, Ohio 43224
(614) 471-4722

May 18, 2007

To the Shareholders of Retail Ventures, Inc.:

Notice is hereby given that the 2007 Annual Meeting of Shareholders of Retail Ventures, Inc. will be held at The Regency Hotel, 540 Park Ave., New York, New York 10021, on Wednesday, June 13, 2007, at 10:00 a.m. Eastern Daylight Savings Time, for the following purposes, all of which are more completely set forth in the accompanying proxy statement:

1. To elect nine directors, each for a term of one year and until their successors are duly elected and qualified.

2. To approve the 2007 Retail Ventures, Inc. Cash Incentive Compensation Plan.

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on May 4, 2007, are entitled to notice of and to vote at the Annual Meeting of Shareholders.

By Order of the Board of Directors,

/s/ James A. McGrady
James A. McGrady
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

YOUR VOTE IS IMPORTANT

You are urged to complete, date, sign and promptly return the enclosed form of proxy in the enclosed envelope to which no postage need be affixed if mailed in the United States. Voting your shares by the enclosed proxy does not affect your right to vote in person in the event you attend the meeting. You are cordially invited to attend the meeting. If you attend, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy.

Contents

RETAIL VENTURES, INC.
3241 Westerville Road
Columbus, Ohio 43224
(614) 471-4722

PROXY STATEMENT

The enclosed proxy is being solicited on behalf of the Board of Directors of Retail Ventures, Inc. for use at the Annual Meeting of Shareholders to be held at 10:00 a.m., Eastern Daylight Savings Time, on Wednesday, June 13, 2007, and any postponement or adjournment thereof (the "Annual Meeting"). Unless the context indicates otherwise all references in this proxy statement to "Retail Ventures," "RVI," "our" or the "Company" refer to Retail Ventures, Inc. The Notice of Annual Meeting of Shareholders, this proxy statement and the accompanying proxy card, together with the Company's 2006 Annual Report to Shareholders which includes the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007 (the "2006 fiscal year"), are first being mailed to shareholders on or about May 18, 2007.

Only shareholders of record at the close of business on May 4, 2007 are entitled to notice of and to vote at the Annual Meeting. The total number of outstanding common shares entitled to vote at the Annual Meeting is 47,272,796. Each common share entitles the holder thereof to one vote upon each matter to be voted upon by shareholders at the Annual Meeting.

Without affecting any vote previously taken, shareholder may revoke his or her proxy by giving a written notice of revocation to the Company at Retail Ventures, Inc., 3241 Westerville Road, Columbus, Ohio 43224, Attention James A. McGrady, Secretary. A shareholder may also change his or her vote by executing and returning to the Company a later-dated proxy or by giving notice of revocation in open meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy.

All properly executed proxies received by the Board of Directors will be voted as directed by the shareholder. All properly executed proxies received by the Board of Directors which do not specify how shares should be voted will be voted **"FOR"** the election as directors of the nominees listed below under the caption "Proposal No. 1: Election of Directors," **"FOR"** the approval of the Company's 2007 Cash Incentive Compensation Plan and in the discretion of the proxies on any other business properly brought before the Annual Meeting.

The presence, in person or by proxy, of a majority of the outstanding common shares is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum. Broker non-votes occur when brokers who hold their customers' shares in street name sign and submit proxies for such shares and vote such shares on some matters, but not others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, which includes the election of directors, but not on non-routine matters such as the approval of the Company's 2007 Cash Incentive Compensation Plan.

Solicitation of proxies may be made by mail, personal interview and telephone by officers, directors and regular employees of the Company, and by the employees of the Company's transfer agent, National City Bank. In addition, the Company has retained a firm specializing in proxy solicitations, Georgeson Shareholder Communications, Inc., at a cost of approximately $1,500, to assist the Company with its proxy solicitation process. The Company will bear the entire cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others for forwarding solicitation material to beneficial owners of the Company's common shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The following table sets forth information as of May 4, 2007 (except as noted below) relating to the beneficial ownership of our common shares by each person known by us to be the beneficial owner of more than 5% of our outstanding common shares. Amount of beneficial ownership for each person is based upon a review of and reliance upon such person's filings with the Securities and Exchange Commission (the "SEC"). Percent of beneficial ownership for each person is based upon the 47,272,796 common shares, net of treasury, outstanding as of May 4, 2007, plus the number of common shares such person reported that it has the right to acquire within 60 days.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
(All of these are common shares)	Schottenstein Stores Corporation[1] 1800 Moler Road Columbus, Ohio 43207	29,614,268 [2]	51.3%
	Cerberus Partners, L.P. 299 Park Avenue 22nd Floor New York, New York 10171	3,407,502[3]	6.7%

(1) Prior to the completion of the Company's initial public offering on June 18, 1991, the Company was operated as the Department Store Division (the "Division") of Schottenstein Stores Corporation ("SSC"). On that date, SSC transferred substantially all of the net assets of the Division to the Company in exchange for common shares of the Company. SSC is a closely-held Delaware corporation. SSC's common stock is beneficially owned by certain of the Company's directors and other Schottenstein family members, as follows, as of May 4, 2007:

Name of beneficial owner	Shares of SSC common stock	Percent of class
Jay L. Schottenstein	299.38139 (a)	78.4%
Geraldine Schottenstein	27.41707 (b)	7.2%
Ari Deshe	27.41707 (c)	7.2%
Jon P. Diamond	27.41707 (d)	7.2%
Total	381.63260	100.0%

(a) Represents sole voting and investment power over 299.38139 shares held in irrevocable trusts for family members as to which Jay L. Schottenstein is trustee and as to which shares Mr. Schottenstein may be deemed to be the beneficial owner.

(b) Represents sole voting and investment power over 27.41707 shares held by Geraldine Schottenstein, as trustee of an irrevocable trust for family members, as to which shares Geraldine Schottenstein may be deemed to be the beneficial owner.

(c) Represents sole voting and investment power over 27.41707 shares held by Ari Deshe, as trustee of irrevocable trusts for family members, as to which shares Mr. Deshe may be deemed to be the beneficial owner.

(d) Represents sole voting and investment power over 27.41707 shares held by Jon P. Diamond and his wife, Susan Schottenstein Diamond, as trustees of irrevocable trusts for family members, as to which shares Mr. Diamond may be deemed to be the beneficial owner.

(2) SSC has sole power to vote and dispose of 29,614,268 common shares. Jay L. Schottenstein is a director, Chairman of the Board, President and Chief Executive Officer of SSC and has power to vote and dispose of shares of SSC held by various trusts. Total common shares beneficially owned by SSC are comprised of:

(a) 19,206,766 common shares owned of record and beneficially by SSC; and

(b) SSC holds: (A) certain conversion warrants which provide SSC the right, from time to time, in whole or in part and subject to certain conditions, to: (i) acquire RVI common shares at $4.50 per share; (ii) acquire, from RVI, DSW Inc., a controlled subsidiary of the Company ("DSW"), Class A Common Shares, no par value (the "DSW Class A Shares"), at $19.00 per share; or (iii) acquire a combination thereof; and (B) certain term warrants which provide SSC the right, from time to time, in whole or in part and subject to certain conditions, to: (i) acquire RVI common shares at $4.50 per share; (ii) acquire, from RVI, DSW Class A Shares at $19.00 per share; or (iii) acquire a combination thereof. SSC has the right to acquire up to 8,333,333 RVI common shares upon full exercise of the conversion warrants, and up to 2,074,169 RVI common shares (subject to adjustment) upon full exercise of the term warrants. Based on information in a Schedule 13D/A filed by SSC on January 18, 2006. For more information about the conversion warrants and the term warrants, see "Certain Relationships and Related Transactions - Debt Agreements and Warrants."

The 29,614,268 common shares do not include 67,944 common shares held by the Ann and Ari Deshe Foundation and 67,944 common shares held by the Jon and Susan Diamond Family Foundation, each a private charitable foundation. The foundations' trustees and officers consist of at least one of the following persons: Geraldine Schottenstein, Jon P. Diamond and/or Ari Deshe, in conjunction with other Schottenstein family members.

(3) As of December 31, 2006, Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), held: (A) certain conversion warrants which provide Cerberus the right, from time to time, in whole or in part and subject to certain conditions, to: (i) acquire RVI common shares at $4.50 per share; (ii) acquire, from RVI, DSW Class A Shares, at $19.00 per share; or (iii) acquire a combination thereof; and (B) certain term warrants which provide Cerberus the right, from time to time, in whole or in part and subject to certain conditions, to: (i) acquire RVI common shares at $4.50 per share; (ii) acquire, from RVI, DSW Class A Shares at $19.00 per share; or (iii) acquire a combination thereof. Subject to the limitation described below, Cerberus had the right to acquire up to 1,333,333 RVI common shares upon full exercise of the conversion warrants, and up to 2,074,169 RVI common shares (subject to adjustment) upon full exercise of the term warrants. Each of Cerberus' conversion warrants and term warrants, however, provides that in no event shall such warrant be exercisable to the extent that the issuance of RVI common shares upon exercise, after taking into account the RVI common shares then owned by Cerberus and its affiliates, would result in the beneficial ownership by Cerberus and its affiliates of more than 9.99% of the RVI common shares outstanding immediately after giving effect to such exercise. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of Cerberus. Thus, as of December 31, 2006, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Stephen Feinberg was deemed to beneficially own 3,407,502 RVI common shares, or 7.2% of the RVI common shares deemed issued and outstanding as of such date based on information contained in a Schedule 13G/A filed by Stephen Feinberg on February 14, 2007. For additional information about the conversion warrants and the term warrants, see "Certain Relationships and Related Transactions - Debt Agreements and Warrants".

Security Ownership of Management

The following table sets forth, as of May 4, 2007, information with respect to the Company's common shares beneficially owned by each director individually, by each of the executive officers named in the Summary Compensation Table set forth on page 34 of this proxy statement and by all directors and executive officers as a group:

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership [1]	Percent of class [2]
(All of these are common shares)	Henry L. Aaron[7]	38,500	*
	Julia A. Davis	16,000	*
	Ari Deshe [3][5][7]	24,972	*
	Jon P. Diamond [3][5]	0	*
	Elizabeth M. Eveillard	40,000	*
	James A. McGrady	251,000	*
	Steven E. Miller	21,600	*
	Jed L. Norden	40,000	*
	Lawrence J. Ring	10,000	*
	Jay L. Schottenstein [3][4][6]	247,800	*
	Harvey L. Sonnenberg	45,000	*
	James L. Weisman [7]	41,100	*
	Heywood Wilansky	260,000	*
	All directors and executive officers as a group (13 persons) [3][4][5][6][7]	1,035,972	2.2%

* Represents less than 1% of the Company's outstanding common shares, net of treasury shares.

(1) Except as otherwise noted, the persons named in this table have sole power to vote and dispose of the shares listed.

Includes the following number common shares as to which the named person has the right to acquire beneficial ownership upon the exercise of RVI stock options within 60 days of May 4, 2007: Mr. Aaron, 31,000; Ms. Davis, 16,000; Ms. Eveillard, 22,500; Mr. McGrady, 251,000; Mr. Miller, 21,600; Mr. Ring, 9,000; Mr. Sonnenberg, 27,500; Mr. Weisman, 27,500; Mr. Wilansky, 200,000; and all directors and executive officers as a group, 606,100. Includes 40,000 and 60,000 common shares for Mr. Norden and Mr. Wilansky, respectively, as to which the named person has the right to acquire beneficial ownership upon the exercise of RVI stock appreciation rights ("SARs") within 60 days of May 4, 2007.

(2) The percent is based upon the 47,272,796 common shares outstanding, net of treasury shares, plus the number of common shares each person has the right to acquire within 60 days of May 4, 2007.

(3) Does not include: 19,206,766 common shares owned of record and beneficially by SSC, 8,333,333 common shares issuable to SSC upon full exercise of the conversion warrants, and up to 2,074,169 common shares (subject to adjustment) issuable to SSC upon full exercise by SSC of the term warrants. Jay L. Schottenstein is the Chairman and Chief Executive Officer of SSC. Jay L. Schottenstein, Ari Deshe and Susan Diamond (spouse of Jon P. Diamond) are members of the Board of Directors of SSC. See Notes 1 and 2 to the preceding table and "Certain Relationships and Related Transactions - Debt Agreements and Warrants" for additional information regarding the Company's relationships with SSC.

(4) Includes 52,500 common shares owned by Glosser Brothers Acquisition, Inc. ("GBA"). Mr. Schottenstein is Chairman of the Board of Directors, President and a director of GBA and a trustee or co-trustee of family trusts that own 100% of the stock of GBA. Mr. Schottenstein disclaims beneficial ownership of the common shares owned by GBA.

(5) Does not include 67,944 common shares held by the Ann and Ari Deshe Foundation and 67,944 common shares held by the Jon and Susan Diamond Family Foundation, each a private charitable foundation. The foundations' trustees and officers consist of at least one of the following persons: Geraldine Schottenstein, Jon P. Diamond and/or Ari Deshe; in conjunction with other Schottenstein family members.

(6) Includes 30,000 common shares as to which Jay L. Schottenstein shares voting and investment power as trustee of a trust which owns the common shares.

(7) Includes 7,500 common shares held jointly by Mr. Aaron and his spouse, 10,000 common shares held for the benefit of Mr. Deshe's minor children, and 500 common shares held by Mr. Weisman's spouse.

The information with respect to beneficial ownership is based upon information furnished by each director or executive officer and information contained in filings made with the SEC.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

The number of members of the Company's Board of Directors has been fixed at fourteen by action of the Board of Directors pursuant to the Company's Amended and Restated Code of Regulations (the "Regulations"). Members of the Board of Directors serve until the annual meeting following their election or until their successors are duly elected and qualified. The Nominating and Corporate Governance Committee has nominated nine persons for election as directors of the Company with their terms to expire in 2008. If each of the nominees is elected, five vacancies will exist on the Board of Directors. Proxies cannot be voted for a greater number of persons than the number of nominees named. The Board believes it is in the best interest of the Company to have vacancies on the Board to provide the Board with flexibility in the event that additional qualified director candidates are identified.

Set forth below is certain information relating to the nominees for election as directors:

Name	Age	Directors and Their Positions with the Company/ Principal Occupations / Business Experience	Director Since
Jay L. Schottenstein	52	Chairman of the Company, American Eagle Outfitters, Inc., a retail chain, and SSC since March 1992 and Chief Executive Officer of the Company from April 1991 to July 1997 and from July 1999 to December 2000. Since March 2005, Mr. Schottenstein also serves as Chairman and Chief Executive Officer of DSW. Mr. Schottenstein served as Vice Chairman of SSC from 1986 until March 1992 and as a director of SSC since 1982. He served as President of the Furniture Division of SSC from 1985 through June 1993 and in various other executive capacities since 1976. Mr. Schottenstein is also a director of American Eagle Outfitters, Inc. and DSW.	1991
Henry L. Aaron*	73	Mr. Aaron presently serves as Senior Vice President of the Atlanta National League Baseball Club, Inc., a professional sports organization, as Chairman of 755 Restaurant Corp., a quick service restaurant company, and as a director of Medallion Financial Corp., a specialty finance company, along with a number of other private business interests.	2000

Name	Age	Directors and Their Positions with the Company/ Principal Occupations / Business Experience	Director Since
Ari Deshe	56	Chairman and Chief Executive Officer of Safe Auto Insurance Company, a property and casualty insurance company since 1996 and President and Chief Executive Officer from 1993 to 1996. Prior to that, Mr. Deshe served as President of Safe Auto Insurance Agency from 1992 to 1993 and President of Employee Benefit Systems, Inc. from 1982 to 1992.	1997
Jon P. Diamond	49	Vice Chairman since November 2004, President and Chief Operating Officer since 1996 and Executive Vice President and Chief Operating Officer from 1993 to 1996 of Safe Auto Insurance Company. Mr. Diamond served as Vice President of SSC from March 1987 to March 1993 and served SSC in various management positions since 1983. Mr. Diamond is also a director of American Eagle Outfitters, Inc.	1991
Elizabeth M. Eveillard*	60	Ms. Eveillard is an independent consultant since 2003. Ms. Eveillard served as Senior Managing Director and a Consultant, Retailing and Apparel Group, of Bear, Stearns & Co., Inc., an investment banking company, from 2000 until 2003. Prior to that time, Ms. Eveillard served as the Managing Director, Head of Retailing Industry Group, of PaineWebber Inc. from 1988 to 2000. From 1972 to 1988, Ms. Eveillard held various executive positions including Managing Director in the Merchandising Group with Lehman Brothers. Ms. Eveillard is also a director of Tween Brands, Inc. and Birks & Mayors, Inc.	2001
Lawrence J. Ring*	58	Chancellor Professor of Business Administration and (2004) EMBA Alumni Distinguished Professor of Executive Education, The Mason School of Business, The College of William and Mary ("W&M") since 2001. In addition, Mr. Ring has also been an Adjunct Professor of Business Administration, The School of Executive Education, Babson College since 2000. From 1997 to 2002, Mr. Ring served as Faculty Coordinator of Executive Programs at W&M. From 1991 to 2000, he served as Professor of Business Administration at W&M, and from 1994 to 2002, he served as Adjunct Assistant Professor, Department of Family and Community Medicine, Eastern Virginia Medical School. Professor Ring is also a member of the Board of Directors of C. Lloyd Johnson Company, Inc., Norfolk, Virginia; Mr. Price Group, Ltd., Durban, South Africa; and the Williamsburg Landing Corporation. He is also a member of the International Advisory Board of Angus and Coote Jewelers, Sydney, Australia.	2005
Harvey L. Sonnenberg*	65	Senior Partner and CPA in the consulting firm Weiser LLP since November 1994. Mr. Sonnenberg is active in a number of professional organizations including the American Institute of CPA's and the New York State Society of CPA's and has long been involved in rendering professional services to the retail and apparel industry. Mr. Sonnenberg is also a director of DSW.	2001

Name	Age	Directors and Their Positions with the Company/ Principal Occupations / Business Experience	Director Since
James L. Weisman*	68	President and a member of Weisman Goldman Bowen & Gross, LLP, a Pittsburgh, Pennsylvania law firm. Mr. Weisman has extensive legal experience in working with retail clients. His primary areas of practice have been in business transactions and overseeing, directing and participating in civil litigation.	2001
Heywood Wilansky	59	President and Chief Executive Officer of the Company since November 2004. Prior to joining the Company, he served as President and Chief Executive Officer of Filene's Basement, Inc., a retailer and subsidiary of the Company ("Filene's Basement"), from February 2003 to November 2004. Mr. Wilansky was a Professor, Global Retail Management, University of Maryland Business School from August 2002 to February 2003. From August 2000 to January 2003, he was President and Chief Executive Officer of Strategic Management Resources, LLC, a consulting firm. From August 1995 to July 2000, he was President and Chief Executive Officer of Bon Ton Stores. Mr. Wilansky is also a director of Bertucci's Corporation and DSW.	2005

* Independent Directors under New York Stock Exchange ("NYSE") listing standards.

Unless otherwise directed, the persons named as proxies in the accompanying proxy card will vote the proxies "**FOR**" the election of the above-named nominees as directors of the Company, each to serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. While it is contemplated that all nominees will stand for election, in the event any person nominated fails to stand for election, the proxies will be voted for such other person or persons as may be designated by the directors. Management has no reason to believe that any of the above-mentioned persons will not stand for election or serve as a director if elected.

Under Ohio law and the Company's Regulations, the nominees receiving the greatest number of votes "**FOR**" their election will be elected as directors. Shares as to which the authority to vote is withheld and broker non-votes are not counted toward the election of directors or toward the election of the individual nominees specified on the proxy.

Your Board of Directors unanimously recommends a vote "FOR" each of the director nominees named above.

OTHER DIRECTOR INFORMATION, COMMITTEES OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

General

A total of seven meetings of the Board of Directors of the Company was held during the 2006 fiscal year and the Board took action by unanimous written consent 5 times during fiscal 2006. Other than Mr. Aaron, all directors attended more than 75 percent of the aggregate of (i) the total number of meetings held by the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which that director served during the period each served as a director or as a committee member.

There are no family relationships among our directors and executive officers except that Messrs. Deshe and Diamond are each married to a sister of Mr. Schottenstein.

The Company's Corporate Governance Principles provide that all incumbent directors and director nominees are encouraged to attend the annual meeting of shareholders. Messrs. Schottenstein, Deshe, Diamond, Sonnenberg, Weisman and Wilansky attended the annual meeting of shareholders in 2006.

Corporate Governance Principles

In March 2004, the Board of Directors adopted Corporate Governance Principles that address Board structure, membership (including nominee qualifications), performance, operations and management oversight. A copy of the Corporate Governance Principles can be found at the Company's corporate and investor website at www.retailventuresinc.com and is available in print (without charge) to any shareholder upon request.

In accordance with the Company's Corporate Governance Guidelines and applicable NYSE listing standards, the Company's non-management directors meet in regularly scheduled executive sessions (without management present). The non-management directors of the Company alternate as the chair of such executive sessions in alphabetical order by last name. The Company's independent directors meet in executive session as appropriate matters for their consideration arise but, in any event, at least once a year.

Director Independence

Our director independence standards are set forth in our Corporate Governance Principles, a copy of which can be found at our corporate and investor website at www.retailventuresinc.com. The Corporate Governance Principles provide that it is a policy of the Board of Directors that a majority of the directors should be persons who have been affirmatively determined by the Board to be independent. A director will be designated as independent if he or she (i) has no material relationship with us or our subsidiaries; (ii) satisfies the other independence criteria specified by applicable NYSE listing standards; (iii) has no business conflict with us or our subsidiaries; and (iv) otherwise meets applicable independence criteria specified by law, regulation, exchange requirement or the Board of Directors. During its review of director independence for fiscal 2006, the Board considered whether there were any transactions or relationships between the Company and any director or any member of his or her immediate family (or any entity of which a director or an immediate family member is an executive officer, general partner or significant equity holder). As a result of this review, the Board of Directors has affirmatively determined that the following persons are independent under our director independence standards:

Henry L. Aaron
Elizabeth M. Eveillard
Lawrence J. Ring
Harvey L. Sonnenberg
James L. Weisman

The Board of Directors has a Nominating and Corporate Governance Committee, a Compensation Committee, an Audit Committee (each of which is comprised solely of independent directors), a Community Affairs Committee and a Strategic Planning and Enterprise Risk Assessment Committee.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Messrs. Weisman (Chair), Aaron and Sonnenberg and Ms. Eveillard, each of whom is independent in accordance with the applicable SEC rules and listing standards of NYSE. In March 2004, the Nominating and Corporate Governance Committee recommended, and the Board of Directors approved, a Nominating and Corporate Governance Committee Charter, which was amended and restated by the Board in

September 2006. A current copy of the Nominating and Corporate Governance Committee Charter can be found on the Company's corporate and investor website at www.retailventuresinc.com and is available in print (without charge) to any shareholder upon request.

The Nominating and Corporate Governance Committee met seven times during the 2006 fiscal year and took action by unanimous written consent once during fiscal 2006. Its functions include assisting the Board in determining the desired qualifications of directors, identifying potential individuals meeting those qualification criteria, recommending to the Board a slate of nominees for election by the shareholders and reviewing candidates nominated by shareholders. In addition, the Nominating and Corporate Governance Committee develops and reviews the Corporate Governance Principles, makes recommendations to the Board of Directors with respect to other corporate governance principles applicable to the Company, oversees the annual evaluation of the Board and committees of the Board, and reviews management and Board succession plans.

The Nominating and Corporate Governance Committee meets to discuss, among other things, identification and evaluation of potential candidates for nomination as a director. Although there are no specific minimum qualifications that a director candidate must possess, potential candidates are identified and evaluated according to the qualification criteria set forth in the Board's Corporate Governance Principles, which includes, among other attributes, such candidate's independence, character, diversity, age, skills and experience. In identifying potential candidates for Board membership, the Nominating and Corporate Governance Committee considers recommendations from the Board of Directors, shareholders and management. Pursuant to its written Charter, the Nominating and Corporate Governance Committee has the authority to retain consultants and search firms to assist in the process of identifying director candidates. No such consultants or search firms were retained during the 2006 fiscal year.

The Nominating and Corporate Governance Committee will consider nominees recommended by shareholders for the 2008 annual meeting of shareholders, provided that the names of such nominees are submitted in writing, not later than January 19, 2008, to the Company (Attn: James L. Weisman). Each such submission must include: (a) as to the nominee, (i) name, age, business address and residence address; (ii) principal occupation or employment; (iii) the class and number of common shares of the Company beneficially owned; and (iv) any other information relating to the nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act; and (b) as to the shareholder recommending the nominee, (i) name and record address; and (ii) the class and number of shares of the Company beneficially owned. Such recommendation shall be accompanied by a consent signed by the nominee evidencing a willingness to serve as a director, if nominated and elected, and a commitment by the nominee to meet personally with the Nominating and Corporate Governance Committee members.

Other than the submission requirements set forth above, there are no differences in the manner in which the Nominating and Corporate Governance Committee evaluates a nominee for director based on whether the nominee is recommended by a shareholder.

Mr. Wilansky, President and Chief Executive Officer of the Company, was appointed to the Board of Directors pursuant to his employment agreement with the Company.

Compensation Committee

The members of the Compensation Committee are Ms. Eveillard (Chair) and Messrs. Aaron, Sonnenberg, Ring and Weisman. Each member of the Compensation Committee is (1) an "independent director" as defined by Section 303A.00 of the NYSE listed company manual, (2) a "non-employee director" as defined by Rule 16b-3 under the Exchange Act and (3) an "outside director" as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended.

In March 2004, the Compensation Committee recommended, and the Board of Directors approved, a Compensation Committee Charter, which was amended and restated by the Board in September 2006. A current copy of the Compensation Committee Charter can be found on the Company's corporate and investor website at www.retailventuresinc.com and is available in print (without charge) to any shareholder upon request.

The Compensation Committee met eight times during the 2006 fiscal year. The Compensation Committee's functions include: (i) reviewing and approving on an annual basis the corporate goals and objectives with respect to compensation for the Chief Executive Officer; (ii) evaluating the Chief Executive Officer's performance and, based upon these evaluations, setting the Chief Executive Officer's annual compensation; (iii) reviewing the performance and approving the evaluation process and compensation structure of the Company's other executive officers; (iv) making recommendations to the Board with respect to the Company's incentive compensation, retirement and other benefit plans; (v) making administrative and compensations decisions under such plans; and (vi) recommending to the Board of Directors the compensation for non-employee Board members.

Compensation Committee Interlocks and Insider Participation

With respect to the 2006 fiscal year, there were no interlocking relationships between any executive officer of the Company and any entity whose directors or executive officers served on the Board of Directors or the Compensation Committee.

Audit Committee

The Company has a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Messrs. Sonnenberg (Chair), Ring and Weisman and Ms. Eveillard. The Board of Directors has determined that each of the members is independent and is financially literate in accordance with the applicable SEC rules and listing standards of NYSE. The Board has also determined that the Audit Committee's Chair, Harvey L. Sonnenberg, qualifies as an audit committee financial expert as such term is defined by the SEC under Item 407(d) of Regulation S-K.

In March 2004, the Audit Committee recommended, and the Board of Directors approved, an Audit Committee Charter, which was amended and restated by the Board in November 2006. A current copy of the Audit Committee Charter can be found on the Company's corporate and investor website at www.retailventuresinc.com and is available in print (without charge) to any shareholder upon request.

The Audit Committee met fifteen times during the 2006 fiscal year. Its functions include: (i) providing assistance to the Board of Directors in fulfilling its oversight responsibility relating to the Company's financial statements and the financial reporting process; (ii) assuring compliance with legal and regulatory requirements; (iii) reviewing the qualifications and independence of the Company's independent public accountants; (iv) oversight of the Company's system of internal controls; (v) oversight over the internal audit function; (vi) reviewing the Company's code of ethics; (vii) retaining and, if appropriate, replacing the independent public accountants; (viii) approving related party transactions; and (ix) approving audit and non-audit services to be performed by the independent public accountants.

No member of the Audit Committee is currently serving on the audit committees of more than three public companies.

Community Affairs Committee

The Board of Directors formed the Community Affairs Committee in December 2003 to advise management on community affairs and public relations matters. The members of the Community Affairs Committee are Messrs. Aaron (Chair), Sonnenberg, Ring, Diamond and Weisman. The Community Affairs Committee met once during the 2006 fiscal year.

Strategic Planning and Enterprise Risk Assessment Committee

The Board of Directors formed the Strategic Planning and Enterprise Risk Assessment Committee (the "Strategic Committee") in December 2006 to assist the Board of Directors in its long-range financial, strategic planning and enterprise risk assessment efforts. The members of the Strategic Committee are Messrs. Ring (Chair), Schottenstein and Wilansky. The Strategic Committee met three times during the 2006 fiscal year.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who are beneficial owners of more than ten percent of the Company's common shares to file reports of ownership and changes of ownership with the SEC and NYSE. The Company assists its directors and executive officers in completing and filing those reports. Based solely on a review of copies of those reports furnished to the Company and representations of the Company's directors and officers, the Company believes that all filing requirements applicable to our directors, executive officers and greater than ten percent beneficial owners were complied with during the last completed fiscal year.

Code of Ethics and Corporate Governance Information

The Company has adopted a code of ethics that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and an additional code of ethics that applies to its senior financial officers. These codes of ethics, designated by the Company as the "Code of Conduct" and the "Code of Ethics for Senior Financial Officers," respectively, can be found on the Company's investor website at www.retailventuresinc.com and are available in print (without charge) to any shareholder upon request. The Company intends to disclose any amendment to, or waiver from, any applicable provision of the Code of Conduct or Code of Ethics for Senior Financial Officers (if such amendment or waiver relates to elements listed under Item 406(b) of Regulation S-K and applies to the Company's directors, principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) by posting such information on the Company's corporate and investor website at www.retailventuresinc.com.

PROPOSAL NO. 2: APPROVAL OF RETAIL VENTURES, INC. 2007 CASH INCENTIVE COMPENSATION PLAN

General. On March 28, 2007, the Board of Directors approved, subject to shareholder approval, the adoption of the Retail Ventures, Inc. 2007 Cash Incentive Compensation Plan (the "2007 Cash Plan). If approved by the shareholders, the 2007 Cash Plan will replace the Company's 2003 Cash Incentive Plan effective as of the beginning of the Company's 2008 fiscal year. The 2007 Cash Plan provides for the award of cash bonuses to participants if specified performance criteria are satisfied. Set forth below is a brief summary of the material features of the 2007 Cash Plan, which summary is qualified in its entirety by reference to the full text of the 2007 Cash Plan, a copy of which is included herewith as Appendix A and made a part hereof.

Purpose. The purpose of the 2007 Cash Plan is to foster and promote the financial success of the Company and to increase shareholder value by providing eligible executive officers and other employees who are not executive officers an opportunity to earn incentive compensation if specified objectives are satisfied and by enabling the Company to achieve success by attracting and retaining talented and outstanding executive officers and employees.

Section 162(m). The 2007 Cash Plan is designed to permit us to deliver performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), which generally limits the deduction that we may take for compensation paid in excess of $1,000,000 to certain of our executive officers in any one calendar year. Compensation that is "qualified performance-based compensation" within the meaning of Code Section 162(m) will not be subject to this limitation if it is based on one or more of the performance criteria listed in the 2007 Cash Plan and otherwise satisfies the requirements of Code Section 162(m).

Administration. The 2007 Cash Plan will be administered by the Compensation Committee of the Board of Directors. Consistent with the objectives of the 2007 Cash Plan, the Compensation Committee has complete discretion to make all decisions necessary or advisable for the administration and interpretation of the 2007 Cash Plan. Under the terms of the 2007 Cash Plan, the Compensation Committee is authorized to: (1) designate participants, including executive officers and employees who are not executive officers, who may earn additional cash compensation under the 2007 Cash Plan; (2) identify business-related performance goals that must be met over a performance period specified by the Compensation Committee as a condition of the payment of the incentive compensation; and (3) specify the amount of the cash bonus to be paid if those performance goals are met. The Compensation Committee may establish different terms and conditions for each award granted under the 2007 Cash Plan.

Eligibility. The 2007 Cash Plan authorizes the Compensation Committee to grant awards subject to the satisfaction of performance criteria to both executive officers and other employees of the Company or certain related entities. However, Code Section 162(m) only applies to the Chief Executive Officer of the Company as well as the four other most highly compensated executive officers of the Company.

Award Agreement. At the time an award is made under the 2007 Cash Plan, the Compensation Committee will prepare and deliver an award agreement to each affected participant. The award agreement will describe the award and when and how it may be earned and, to the extent different from the terms of the 2007 Cash Plan, will describe any conditions that must be met before the award may be earned, including performance criteria, and any other applicable terms and conditions affecting the award. By accepting an award, each participant agrees to be bound by the terms of the award agreement and the 2007 Cash Plan and to comply with other conditions imposed by the Compensation Committee.

Performance Criteria. The performance goals that executive officers must achieve to earn a cash bonus are derived from one or more of the performance criteria listed in the 2007 Cash Plan (or a combination thereof), which include:

- Net earnings or net income (before or after taxes);
- Earnings per share;

- Net sales or revenue growth;
- Net operating profit;
- Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales or revenue);
- Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity and cash flow return on investment);
- Earnings before or after taxes, interest, depreciation and/or amortization;
- Gross or operating margins;
- Productivity ratios;
- Share price (including, but not limited to, growth measures and total shareholder return);
- Expense targets;
- Margins;
- Operating efficiency;
- Market share;
- Customer satisfaction;
- Working capital targets; and
- Economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

Employees who are not executive officers also may earn a cash bonus under the 2007 Cash Plan, although their performance goals may be based on criteria not listed in the 2007 Cash Plan. Different performance criteria may be applied to individual participants or to groups of participants and, as specified by the Compensation Committee, may be based on the results achieved (1) separately by the Company or any related entity, (2) any combination of the Company and related entities or (3) any combination of segments, products or divisions of the Company and related entities.

The Compensation Committee must establish performance criteria in an award agreement as soon as administratively practicable but, in the case of executive officers, no later than the earlier of 90 days after the beginning of the performance period or the expiration of 25% of the performance period. The Compensation Committee will make appropriate adjustments to the performance criteria to reflect any stock dividend, stock split, recapitalization, merger, consolidation, combination, spin-off, distribution of assets, exchange of shares or similar corporate change. Additionally, the Compensation Committee may make appropriate adjustments to performance criteria to reflect a substantive change in a participant's job description or assigned duties and responsibilities.

Distributions. At the end of each performance period, the Compensation Committee will ascertain whether each participant has met applicable performance goals and certify those results to our Board of Directors along with a statement of the amount of any cash bonus earned. If a participant has not met applicable performance goals, he or she will not receive a cash bonus under the 2007 Cash Plan for that performance period. If a participant has met applicable performance goals, the Company will pay the stipulated cash bonus in a single lump sum payment as soon as administratively practicable after the performance period ends. The Company will withhold from the award or from other amounts owed to the participant an amount sufficient to satisfy federal, state and local withholding tax requirements.

Termination of Employment. Unless otherwise provided in the award agreement, a participant who terminates employment for any reason other than death or disability before the end of the performance period will forfeit any right to receive a bonus during that performance period. However, unless otherwise provided in the award agreement, a participant who terminates employment because of death or disability (as defined in the 2007 Cash Plan) will receive a prorated bonus under the 2007 Cash Plan, but only if applicable performance goals are achieved at the end of that performance period. The amount paid in these circumstances is the product of (a) the bonus the deceased or disabled participant would have received at the end of the performance period, multiplied by (b) the quotient of (i) the number of days between the beginning of the performance period and the date employment terminated, divided by (ii) the total number of days included in the performance period.

Amendment and Termination. The Compensation Committee or the Board of Directors may terminate, suspend or amend the 2007 Cash Plan at any time without shareholder approval except to the extent that shareholder approval is required by applicable law or listing requirements. No amendment may affect any rights of a participant under an outstanding award without the consent of the participant. However, the Compensation Committee or the Board of Directors may amend the 2007 Cash Plan without any additional consideration to the affected participants to the extent necessary to avoid penalties under Code Section 409A, even if those amendments reduce, restrict or eliminate rights granted to the participant before those amendments.

Transferability. Awards granted under the 2007 Cash Plan may not be transferred except by will or the laws of descent or distribution. The 2007 Cash Plan does, however, permit a participant to designate one or more beneficiaries to whom the Company will pay any amount under the 2007 Cash Plan upon the death of the participant. If a participant has not made an effective beneficiary designation, the deceased participant's beneficiary will be his or her surviving spouse or, if none, the deceased participant's estate.

Plan Benefits. The maximum annual bonus that any participant may earn under the 2007 Cash Plan is $5,000,000. The exact amount of the benefits or amounts, if any, that will be allocated to or received by the eligible executive officers and employees is dependent upon future performance of the Company and, accordingly, cannot be determined at this time. The annual cash bonuses paid to the Company's executive officers under the 2003 Cash Incentive Plan with respect to the Company's 2006 fiscal year are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 34 of this proxy statement.

Recommendation and Vote.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE RETAIL VENTURES, INC. 2007 CASH INCENTIVE COMPENSATION PLAN.

The affirmative vote of the holders of a majority of the common shares entitled to vote and present, in person or by properly executed proxy, at the Annual Meeting is required to approve the adoption of the 2007 Cash Plan. Abstentions will have the same effect as a vote "AGAINST" the proposal to approve the 2007 Cash Plan.

AUDIT AND OTHER SERVICE FEES

The Audit Committee has adopted a policy under which audit and non-audit services to be rendered by the Company's independent registered public accountants are pre-approved. The Audit Committee's Pre-Approval Policy (the "Pre-Approval Policy") can be found on the Company's corporate and investor website at www.retailventuresinc.com. The Pre-Approval Policy is designed to assure that the provision of such services does not impair the independence of the Company's independent registered public accounting firm and is summarized below.

- *Delegation* - The Audit Committee may delegate pre-approval authority to one or more of its independent members provided that the members to whom such authority is delegated report any pre-approval decisions to the Audit Committee at its next meeting. The Audit Committee has not delegated to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

- *Audit Services* - Annual audit, review and attestation engagement terms, conditions and fees are subject to the specific pre-approval of the Audit Committee. Any changes in the terms, conditions or fees resulting from changes in the scope of audit and audit-related services require the Audit Committee's approval.

- *Tax Services* - The Audit Committee believes that our independent registered public accounting firm can provide tax services to us such as tax compliance and certain tax advice without impairing its independence. In no event, however, will the independent registered public accounting firm be retained in connection with a transaction initially recommended by the independent registered public accounting firm, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations or similar regulations of other applicable jurisdictions.

- *Other Services* - Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee.

- *Fees* - Pre-approved fee levels for all services to be provided by the independent registered public accounting firm will be established periodically by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval of the Audit Committee. Each year the independent registered public accounting firm will provide the Audit Committee with an estimate of the fees for its anticipated services. Each quarter, the independent registered public accounting firm will provide the Audit Committee with a report of the audit, audit-related, tax and other services provided together with the actual fees incurred. Any changes to the estimate of services and fees will be discussed quarterly by the Audit Committee and, if necessary, revised.

No services were provided by the independent public accounting firm during the 2006 fiscal year that were approved by the Audit Committee under SEC Regulation S-X Section 2-01(c)(7)(i)(C) (which addresses certain services considered de minimus which may be approved by the Audit Committee after such services have been performed).

The following table sets forth the aggregate fees for professional services rendered by Deloitte & Touche LLP for each of the last two fiscal years of the Company.

	2006	**2005**
Audit fees [1]	$2,053,255	$1,566,687
Audit-related fees [2]	383,062	368,658
Tax fees	-	-
All other fees	-	-
Total	$2,436,317	$1,935,345

(1) Includes services rendered for the audit of the Company's annual financial statements, review of financial statements included in the Company's quarterly reports on Form 10-Q, assessment of internal controls in the Company's annual report on Form 10-K and other audit services normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements.

(2) Includes assurance and related services reasonably related to the performance of the audit or review of the Company's financial statements not reported as "audit fees." During fiscal 2006, audit-related fees include audits performed related to the issuance of Premium Income Exchangeable Securities, or PIES. During fiscal 2005, audit-related fees include benefit plan audits and audits of DSW in relation to its then-contemplated IPO.

AUDIT COMMITTEE REPORT

The members of our Audit Committee are Messrs. Sonnenberg (Chair), Ring, Weisman and Ms. Eveillard. The Board of Directors has determined that each member is independent and financially literate in accordance with the applicable SEC rules and listing standards of the NYSE. The Board of Directors has also determined that our Audit Committee's Chair, Harvey L. Sonnenberg, qualifies as an audit committee financial expert as such term is defined by the SEC under Item 407(d) of Regulation S-K. Although our Board of Directors has determined that Mr. Sonnenberg is a financial expert as defined under SEC rules, his responsibilities are the same as those of the other Audit Committee members.

The Audit Committee operates under a written charter, which is available on the Company's corporate and investor website at www.retailventuresinc.com and is available in print (without charge) to any shareholder upon request. Under the charter, the Audit Committee's responsibilities include, among other items:

- Review of the Company's annual financial statements to be included in its Annual Report on Form 10-K and recommend to the Board of Directors whether the audited financial statements should be included in the Company's Annual Report on Form 10-K;
- Review of the Company's quarterly financial statements to be included in its Quarterly Reports on Form 10-Q;
- Oversight of the Company's relationship with its independent auditors, including:
    - Appointment, compensation, retention, termination and oversight of the work of the independent auditors; and
    - Pre-approval of all auditing services and permitted non-audit services by the independent auditors;
- Oversight of the Company's internal controls;
- Oversight of the review and response to complaints made to the Company regarding accounting, internal accounting controls and auditing matters.
- Oversight of the Company's internal audit function; and
- Review and approval of related party transactions.

The Company's management is responsible for the Company's internal controls and preparing its consolidated financial statements. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for performing an independent audit of the consolidated financial statements and issuing a report thereon. Its audit is performed in accordance with the standards of the Public Company Accounting Oversight Board. The Audit Committee is responsible for overseeing the conduct of these activities. In performing its oversight function, the Audit Committee relies, without independent verification, on the information provided to it and on representations made by the Company's management and its independent registered public accounting firm.

In conducting its oversight function, the Audit Committee discusses with the Company's internal auditors and independent registered public accounting firm, with and without management present, the overall scope and plans for their respective audits. The Audit Committee also reviews the Company's programs and key initiatives to design, implement and maintain effective internal controls over financial reporting and disclosure controls.

The Audit Committee has the sole discretion, in its areas of responsibility and at the Company's expense, to engage independent advisors as it deems appropriate and to approve the fees and retention terms of such advisors.

The Audit Committee meets with the internal auditors and independent registered public accounting firm, with and without management present, to discuss the results of their respective audits, the evaluations of the Company's internal controls and the overall quality of its financial reporting. The Audit Committee has reviewed and discussed with management and Deloitte & Touche LLP the audited financial statements for the fiscal year ended February 3, 2007. The Audit Committee also reviewed and discussed with Deloitte & Touche LLP its report on the Company's annual financial statements.

The Audit Committee discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communications with Audit Committees). In addition, the Audit Committee discussed with Deloitte & Touche LLP its independence from management, and the Audit Committee has received from Deloitte & Touche LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

Based on its review of the audited consolidated financial statements and the discussions with management and Deloitte & Touche LLP referred to above, the Audit Committee recommended to the Board of Directors the inclusion of the audited financial statements for the fiscal year ended February 3, 2007 in the Company's Annual Report on Form 10-K for filing with the SEC.

Respectfully submitted,

Audit Committee
Harvey L. Sonnenberg, Chair
Elizabeth M. Eveillard
Lawrence J. Ring
James L. Weisman

COMPENSATION DISCUSSION AND ANALYSIS

Overview of the Compensation Committee of the Board

The Compensation Committee of Retail Ventures (in this section the "Committee") is comprised of five independent non-employee directors. The Committee sets the principles and strategies that serve to guide the design of the compensation programs of our named executive officers ("NEOs"). The Committee annually evaluates the performance of the CEO and the other NEOs. Taking their performance evaluations into consideration and other factors as set forth below, the Committee then approves their compensation levels, including equity-based awards. The Committee has appointed independent compensation consultants to assist it with its responsibilities. The compensation consultants report directly to the Committee. The Committee is regularly provided briefing materials proposed by management and the independent consultants. The Committee periodically meets in executive session with its independent consultants with and without members of management present, and reports to the Board of Directors on its actions.

During fiscal year 2006 and in fiscal 2007 thus far, the Committee:

- Approved performance targets for NEOs for fiscal year 2006 based on the achievement of specific performance goals, which were focused on the earnings of Value City Department Stores and Filene's Basement before interest and taxes ("EBIT"). For these purposes EBIT is calculated as net income or loss, excluding the DSW segment, before interest expense, income tax and the change in fair value of derivatives.

- Ensured that a significant portion of the total compensation package for the CEO and the other NEOs are performance-based and that compensation opportunities are designed to create incentives for above-target performance and disincentives for below-target performance.

- Reviewed and addressed key executive talent to address the difficult turnaround status and other critical issues faced at the Value City Department Stores, a subsidiary of RVI.

- Reviewed overall corporate performance and compensation levels for NEOs against a peer group survey of appropriately-sized retail companies and against surveys of somewhat larger retail companies.

- Evaluated the status of prior equity or equity-related awards to NEOs.

- Approved annual awards to NEOs for performance achieved during fiscal year 2006 relative to the pre-approved targets. In determining the annual awards, the Committee considered the objective data of Retail Ventures' financial performance, including sales volume, operating profit and cash flow, resulting in a final EBIT performance number to be evaluated against the EBIT target for the year. The Committee also considered other significant achievements and contributions in determining whether to make discretionary awards.

- Approved performance targets for NEOs for fiscal 2007 based on achievement of specific performance goals, which are based on EBIT, cash flow and net income.

- Approved all RVI equity awards made to any Company employee.

- Reviewed the allocation between long-term and current compensation.

- Reviewed the allocation between cash and non-cash compensation and among different forms of non-cash compensation.

- Reviewed long-term compensation and the basis for allocating compensation to each different form of award.

- Undertook all other matters required on an annual basis under the Committee Charter.

Philosophy and Broad Objectives of the Executive Compensation Programs

Our compensation programs are intended to focus our NEOs on Retail Ventures' critical goals that translate into long-term shareholder value. The Committee evaluates the Company's plans and programs against current and emerging competitive practices, legal and regulatory developments and corporate governance trends. The Committee places emphasis on programs that are incentive-based and competitive in the marketplace and ensures that there is a significant weighting of Company performance when determining total compensation. Simply put, the Company's executive compensation program is based on the following principles:

- Pay competitively;
- Pay for performance; and
- Design compensation programs that support the Company's businesses with emphasis on critical short-term objectives and retention as well as incentives for establishing long-term shareholder value.

The Committee believes that compensation plays a vital role in achieving short and long-term business objectives that ultimately drive long-term business success. Our compensation practices are intended to attract, motivate, incentivize and retain exceptional business leaders with demonstrated performance, leadership and capabilities to deliver innovative initiatives while concurrently meeting aggressive near and long-term business objectives.

Design of the NEO Compensation Program

The specific objectives of the NEO Compensation Program

The near-term objectives of the Company include expanding the Filene's Basement business and continuing the turnaround of declining sales and profits for the Value City Department Stores business, and to continue to provide appropriate quality services to all supported businesses, including our growth-oriented controlled subsidiary, DSW. The Committee recognizes that this environment requires a special set of skills and aptitude and more focus than usual on near-term tactics and actions. The annual cash incentive compensation is thus focused on the annual EBIT goals of the Value City Department Stores and Filene's Basement businesses, which are designed to achieve improvements in comparable store sales, total sales and reduced operating expenses. The long term objectives of equity and equity-related awards are to align the incentives awarded to the NEOs with long-term shareholder value. This business environment also requires special focus on retention of NEOs, as there are no guaranteed results in a turnaround situation.

The Chairman of the Board is an NEO and since 1991 has provided to the Company oversight, strategic planning and other business services on a regular basis. For these services, the Chairman has received the same nominal base salary each year, including in fiscal 2006. He also received a base salary and equity awards for his services performed this year as the Chief Executive Officer of DSW, as approved by the Compensation Committee and Board of Directors of DSW. Because the Chairman receives only a base salary from RVI, unless otherwise noted the discussion and analysis of NEO compensation in this section does not apply to the Chairman of the Board.

The CEO's compensation is composed of a base salary, plus a bonus with a target amount equal to base salary, plus restricted stock units ("RSUs") and SARs. The RSUs are not considered equity compensation because they have no voting or dividend rights, can be exercised only for cash, and are not granted pursuant to the 2000 Stock Incentive Plan. The other NEOs' compensation includes a base salary, plus a bonus opportunity, SARs and, in two cases, RSUs. The target bonus is equal to 45% to 50% of base salary.

The Committee retained two independent executive compensation consulting firms, Hewitt & Associates and Watson Wyatt & Company, to advise it on all elements of NEO compensation including base salary, short-term incentives and long-term equity compensation. Both firms are independent from the Company. These two firms also advise the Compensation Committee and Board of Directors of DSW. The Committee regularly reviews competitive data through surveys provided by its independent consultants. The Committee carefully reviews the data as a basis for guidance as to competitiveness, fairness, and retention decisions it makes regarding compensation packages. For fiscal 2006, the Committee reviewed survey data for peer group companies from the Hewitt Total Compensation Management data base, supplemented with information from proxy analyses. In making compensation decisions for NEOs in fiscal 2006, the Committee compared each NEO's compensation against market compensation benchmarks drawn from a peer group of publicly-traded and privately-held retail industry companies (collectively, the "Comparator Group"). With input from Hewitt, the Committee selected the Comparator Group to consist of appropriately-sized companies and competitors against which the Committee believes RVI competes for talent and shareholder investment, as set forth below:

Comparator Groups

Hewitt Total Compensation Management (TCM) Comparator Group	Hewitt Proxy Analysis for Companies Not Included in the TCM Comparator Group
Belk, Inc.	99 Cents Only Stores
Big Lots, Inc.	Claire's Stores, Inc.
BJ's Wholesale Club, Inc.	Cost Plus, Inc.
The Bon Ton Stores, Inc.	Dollar Tree Stores, Inc.
Brown Shoe Company, Inc.	Family Dollar Stores, Inc.
Charming Shoppes, Inc.	Fred's Inc.
Crosstown Traders Inc/ Arizona Mail Order	Genesco, Inc.
Dick's Sporting Goods	Goody's Family Clothing, Inc.
Dollar General Corporation	Stein Mart, Inc.
Eddie Bauer, Inc.	Shopko Stores, Inc.
Goody's Family Clothing, Inc.	The Men's Wear house, Inc.
Home Interiors and Gifts	
Kohl's Corporation	
L.L. Bean Incorporated	
Linens 'n Things, Inc.	
Mervyn's	
Norm Thompson Outfitters, Inc.	
Oriental Trading Company, Inc.	
Pacific Sunwear of California, inc.	
Payless ShoeSource, Inc.	
Phillips-Van Heusen Corporation	
Pier 1 Imports, Inc.	
Redcats USA	
Ross Stores, Inc.	

Sports Authority, Inc.
Stein Mart, Inc.
The TJX Companies

In making comparisons between RVI pay levels and Comparator Group pay levels, the Committee considered both the raw tabular data for the Comparator Group companies as well as adjusted data for the Comparator Group companies based on regression analysis, provided by Hewitt, that accounts for differences between RVI's revenues and median revenues of the Comparator Group companies. The pay elements used for comparison purposes were targeted total cash compensation (consisting of base salary and annual cash incentive compensation) and long-term equity incentive compensation. Generally, the Committee targeted NEOs' compensation to fall between the 50th and 75th percentiles of Comparator Group data for both total cash compensation and long-term incentive compensation.

The factors considered in designing and determining executive compensation

The Committee's decisions on NEO compensation are based primarily upon its assessment of each NEO's position's requirement for leadership, operational performance and potential to enhance long-term shareholder value. The Committee relies upon survey data provided by its independent consultants as well as on market competitiveness requirements in determining the amount and mix of compensation elements. The Committee then decides whether each particular payment or award provides an appropriate incentive and reward for performance that achieves short-term objectives and sustains and enhances long-term shareholder value. For annual incentive compensation purposes, the Committee establishes common goals for the NEO group to promote teamwork and partnership.

The Committee generally attempts to align base salaries within a range of the median salaries for appropriately-sized peer group companies, with exceptions made when it is determined that higher salaries are warranted in situations where the talent and experience sought or to be retained is necessary for the demands of the position and future needs of the Company. The annual incentive target, as a percent of base salary, is also guided by survey data. The annual incentive component is designed to achieve specific objectives and is applied uniformly to the NEO group. Long-term equity awards are also reviewed by position in comparison to the survey data provided to the Committee. Each NEO's complete compensation is totaled and compared by the independent consultants for consideration by the Committee in designing and determining NEO compensation. A summary sheet identifying the critical elements of an NEO's present, past and contingent compensation is prepared by Management, reviewed by the independent consultants and utilized by the Committee to clarify the past compensation received and the potential compensation available to NEOs. To the extent that any of these compensation components is fixed by an employment agreement based on determinations made by the Committee in a prior year, those employment agreement commitments are honored. To the extent that an NEO is promoted or has a significant change in responsibilities, the NEO's new position is subjected to the same compensation analysis process.

The components of the Company's NEO compensation program

Three crucial elements comprise our compensation programs for NEOs:

- **Base Salaries:** Competitive base salaries are established at or above median to help balance overall total cash compensation for the absence of annual long-term equity grants and, in most cases, to also attract and retain a talented leadership team. When approving base salaries, the Committee considers many factors, including total compensation, the scope of responsibilities, years of experience, the competitive marketplace and the proven performance of the executive. The Committee approves base salaries at a level designed to attract and retain executive talent. Increases are based on contractual arrangements and merit and on a comprehensive performance management process that assesses each NEO's leadership and performance over the previous year, as well as on the NEO's potential for development and performance in the future.

- **Annual Cash Incentive Program:** The Company provides an annual cash incentive program, which is authorized by the Committee under the RVI 2003 Cash Incentive Plan (the "2003 Plan") to recognize, motivate and reward individual and group performance. The 2003 Plan was approved by shareholders on September 26, 2002. The Committee administers the 2003 Plan as to NEOs and has full power to decide which NEOs participate in the 2003 Plan and the amount of the awards participants receive. The 2003 Plan does not contain change in control provisions; however, it states that the obligations of the plan are binding upon any successor of the Company. The 2003 Plan will expire at the end of fiscal 2007 and will be replaced by the RVI 2007 Cash Incentive Compensation Plan following shareholder approval of such plan.

  NEOs participate in the Company's annual cash incentive program, established pursuant to the 2003 Plan, referred to as the Management Incentive Plan (the "MIP"). The MIP is designed to motivate and reward NEOs by aligning pay with annual performance, rewarding NEOs for the achievement of financial objectives established at the beginning of each fiscal year. For each NEO position, the percentage of base salary designated as a potential award under the MIP is established by the Committee after review of market survey data. Bonuses are generally approved by the Committee in April of the subsequent fiscal year for the prior year's performance and are based upon meeting established annual financial goals for the Company. The Committee approves target award levels for each NEO along with minimum threshold and maximum stretch award opportunities. The award opportunity ranges from 50% of the target opportunity at threshold to 200% of target opportunity at maximum stretch. The Committee also reserves the ability to consider achievement of established strategic objectives and certain qualitative factors for the NEOs as a group and individually in determining the total cash bonus to be paid to each NEO. At the beginning of fiscal year 2006, the Committee approved a 2006 discretionary award pool for the NEOs as a means of demonstrating its commitment to assure recognition for extraordinary efforts in a difficult turnaround environment and to ensure retention of key management members.

  The Company does not have formal policies, nor did it require any in fiscal year 2006 because there were no applicable decisions, regarding the adjustment or recovery of awards or payments if the relevant performance measures are restated and adjusted in a manner that would reduce the size of such awards or payments.

- **Long-Term Equity and Equity-Related Incentives:** To align the interests of management with long-term shareholder interests, the Committee provides long-term incentives to NEOs. The Committee administers the Company's equity incentive plans and has the authority, in its discretion, to decide who will receive awards.

  The Company has an Amended and Restated 1991 Stock Option Plan (the "1991 Plan") that provided for the grant of options to purchase up to 4,000,000 common shares. Such stock option grants were generally exercisable 20% per year on a cumulative basis and remain exercisable for a period of ten years from the date of grant. No further awards are being granted under the 1991 Plan, but some current NEOs have outstanding options under the 1991 Plan.

  The Company has an Amended and Restated 2000 Stock Incentive Plan (the "2000 Plan") that provides for the issuance of awards to purchase up to 13,000,000 common shares to management, key employees of the Company and affiliates, consultants and directors of the Company. The 2000 Plan was originally approved by shareholders on August 29, 2001. The 2000 Plan provides for the issuance of stock options, SARs, restricted stock, performance units and performance shares. Stock options granted to NEOs and others generally vest 20% per year on a cumulative basis and remain exercisable for a period of ten years from the date of grant. Directors receive automatic quarterly stock option grants which normally have a one-year vesting period. If a director terminates his service to the Company for reasons of death, disability or retirement, all unvested options immediately become vested. If a director terminates his service to the Company for other reasons, unvested options are forfeited. A director's stock option grants have a term of ten years, but expire one year after death, disability or retirement, or three months after any other termination of service (subject to the ten-year term). Unless provided otherwise in the award agreements, all outstanding options granted under the Company's equity incentive plans will become immediately exercisable in the event of a change in control, as defined in the 2000 Plan.

The Company has no requirement for NEOs to own RVI common shares. The Committee believes that the long-term equity and equity-related incentives created for the NEOs appropriately aligns their interests with those of the shareholders. The Company does have an Insider Trading Policy that prohibits insider trading and requires Company pre-clearance of trading in the common shares of the Company or the Class A Common Shares of its public subsidiary, DSW.

The Company does not have an ongoing, annual program of granting long-term equity or equity-related incentives. Instead, long-term equity incentives are included in the annual evaluation of compensation, to determine if the Committee's described compensation objectives for NEOs are being met or require additional grants to achieve those objectives. If an NEO, because of a promotion or otherwise, has a new employment agreement, grants, and in particular front-loaded grants, are considered at that time. In addition, the Committee responds to requests by management for grants for purposes of retention. The long-term equity incentives granted to NEOs are typically in the form of stock options, standard or performance-based SARs, shares of restricted stock and RSUs. The long-term equity incentives are designed to reward NEOs for increasing long-term shareholder value, provide a competitive total compensation and to retain the NEOs at the Company. With respect to stock options and SARs, the exercise price is determined by the share price on the date of the grant. The Committee has chosen to use SARs and RSUs in more recent awards due to its desire to avoid the potential dilutive effect of stock option and restricted stock grants. RSUs are granted to provide an additional mix of equity value in a compensation package, and to enhance the retention aspects of an NEO's total compensation. RSUs are not granted pursuant to the 2000 Plan, although terms in the 2000 Plan that may be applicable to the RSUs are applied to those RSUs. The Committee reviews the degree to which past awards have been earned and retired, and considers future awards based on driving additional shareholder value and providing fair compensation for future performance.

The Committee did not establish a multi-year cash incentive compensation plan because the turnaround efforts with the Company's Value City Department Stores operation make it difficult to establish multi-year targets.

The Committee provides grants of SARs to provide a leveraged opportunity for increases in value based on a rise in stock price. The SARs have no intrinsic value at the time of grant and are dependent on increases in stock price to attain realizable value. The Committee provides grants of RSUs for the purpose of providing incentives for executives to remain with the Company because these grants have intrinsic value from the date of grant. The value of RSUs also increases with increases in stock price, but RSUs are typically granted in much smaller amounts than SARs because of the total value imparted in a grant of RSUs. The Committee believes a mix of SARs and RSUs provides optimal benefit for the Company at this time.

Beginning in fiscal year 2003, the Company issued SARS, subject to the applicable terms of the 2000 Plan. Some of these SARS are subject to an Option Price Protection Provision ("OPPP") and are awarded at the greater of market value or $4.50 per share and are subject to a vesting schedule or a performance-accelerated vesting formula, as applicable. The OPPP provides that the issuance of any options to replace the SARs is contingent and entirely at the discretion of the Company. Pursuant to an exercise of SARs, the grantee is compensated by the Company in the amount of the gain, if any, represented by the difference between the fair market value of a common share of RVI on the date of the exercise and the strike price per share. The OPPP does not apply once SARs are actually exercised.

In fiscal year 2004, the Company issued to several executives, including our CEO, special SARs considered to be a three-year, front-loaded grant. These SARs are both standard and performance-accelerated SARs. One third of the standard SARs, subject to continued employment, vest on each of the first three anniversaries of the grant date, assuming the grant price equals or exceeds the fair market value of the stock. The performance-accelerated SARs, subject to continued employment, vest on the eighth anniversary of grant, but will be subject to accelerated vesting based on the attainment of two specified performance objectives.

Beginning in fiscal year 2004, the Company issued RSUs to several NEOs. The RSUs typically vest annually in three equal installments, do not have voting or dividend rights and may be settled only in cash. On the date of vesting of any RSUs, the Company pays cash to the holder in an amount equal to the fair market value, as defined in the Company's 2000 Plan, of a share of Company common stock.

DSW has a 2005 Equity Incentive Plan that provides for the issuance of options to purchase up to 4,600,000 DSW Class A common shares or the issuance of stock units to management, key employees of DSW and affiliates, consultants, and directors of DSW. Stock options generally vest 20% per year on a cumulative basis and remain exercisable for a period of ten years from the date of grant. The DSW Compensation Committee and Board of Directors have granted DSW stock options to some of our NEOs based on efforts in connection to the DSW IPO and past and ongoing services performed for DSW.

- **Other forms of compensation:**

Benefits

The Company offers health and welfare plans to the NEOs consistent with those accorded to the general employee population including medical, life, dental and disability coverage as well as a qualified 401(k) retirement savings opportunity, all at the election and contribution of the NEO. The Company permits 401(k) contributions up to $15,000 and for NEOs that qualify, an additional $5,000 for a total of $20,000, which is the limit established by the IRS for 2006. The Company provides a 100% match of contributions up to 3% of pay and a 50% match of contributions from 3% to 5% of pay. The match is applied only to contributions up to $15,000. The Company does not provide supplemental retirement plans, deferred compensation plans or special life insurance policies for the NEOs.

Perquisites

The Company provides the NEOs with a monthly perquisite or car allowance and a Company-paid fuel card as part of an overall competitive compensation and benefits package. The CEO receives a monthly perquisite allowance and Company fuel card, while the other NEOs receive a car allowance and company fuel card. The Committee believes that the allowances and tax gross-ups incorporated into the allowances are in line with general industry practice for similar allowances provided to NEOs by competing retail organizations. The CFO received the use of a corporate country club membership during fiscal 2006. The corporate country club membership was cancelled in February 2007.

Other Compensation

The Company, in general, offers relocation and signing bonuses to ensure that the overall compensation package is competitive and attractive to the prospective executive. Protective measures are established to allow the Company to recover certain payments in the event the NEO terminates within the first year of employment. The Committee believes that these practices are in line with other competing retail organizations. The CEO, through his employment agreement, may request to relocate his principal residence from Boston to New York City. In the event this occurs, the Company agreed to purchase the CEO's current residence at the CEO's full investment as evidenced by receipts and supporting documentation, including all construction and "finishing" expenses. This option has not been exercised.

- **Tax Considerations**

Section 162(m) of the Code limits deductibility of certain compensation paid to the chief executive officer and four other executive officers who are the highest paid and employed at fiscal year-end to $1 million per year. The Committee annually considers the impact of Section 162(m) of the Code in structuring RVI's executive compensation program. For fiscal 2006, the compensation paid to the NEOs pursuant to the 2003 Plan and, generally, the 2000 Plan was structured so as to qualify as performance-based and thus deductible for purposes of Section 162(m), to the extent the performance-based conditions are met. One exception to this general statement is that, in the form RVI generally grants its SARs and RSUs (service-based vesting), such grants do not qualify as performance-based under Section 162(m). In addition, in light of the competitive nature of the market for our executive talent, and our philosophy to pay and reward individual contributions to overall Company performance, the Committee reserves the discretion to reward significant contributions by the NEOs to building shareholder value, regardless of the tax deductibility limits of Section 162(m).

Section 409A of the Code, which took effect on January 1, 2005, imposes certain restrictions on amounts deferred under nonqualified deferred compensation plans and a 20% excise tax on amounts that are subject to, but do not comply with, Section 409A. Section 409A includes a broad definition of nonqualified deferred compensation plans, which may extend to various plans and arrangements maintained by the Company. On April 10, 2007, the Treasury Department and the IRS issued final regulations relating to the treatment of nonqualified deferred compensation plans under Section 409A. The Board of Directors and the Compensation Committee intend to administer the Company's plans and arrangements to avoid or minimize the effect of Section 409A and, if necessary, amend the plans and arrangements to comply with the final regulations issued under Section 409A on or before December 31, 2007 (or a later date specified by the Internal Revenue Service ("IRS")).

- **Post-employment protections**

As discussed below under "Agreements with Key Executives," the employment agreement with each NEO includes provisions for severance and access to benefits for specified periods in the case of involuntary termination without cause, as defined in the applicable employment agreement. The Committee has determined that providing such severance benefits upon a termination without cause is a competitive compensation practice and is valuable and sometimes necessary in recruiting NEOs to the Company who desire this form of post-employment protection. The Committee has also determined that providing such severance benefits assists in the retention of NEOs. The promise of severance benefits upon a termination without cause also supplies the appropriate additional incentive and consideration for important obligations and conditions imposed on the NEOs in the agreements that provide stability and other benefits to the Company, such as non-compete, non-solicit, non-interference and cooperation obligations, and the obligation to submit any dispute to arbitration. An NEO terminated without cause may exercise stock options and SARs during a period following involuntary termination without cause if so granted by the Committee, and, generally, unless otherwise contractually provided, any equity or non-equity long-term grants which would have vested in the following 12 months are deemed immediately vested. No severance or termination benefits are payable to an executive terminated for cause (as defined in the applicable employment agreement).

Agreements with Key Executives

On November 18, 2004, the Company and Mr. Wilansky entered into an employment agreement with an effective date of November 1, 2004. The initial term of the agreement expires at the end of the Company's 2007 fiscal year and will automatically extend for successive one-fiscal-year periods thereafter, unless the Company gives timely written notice to Mr. Wilansky that it does not wish for the next automatic extension to continue the agreement.

Mr. Wilansky's employment agreement provides for an annual base salary of $1,000,000 with minimum annual increases of 2.5% (with the first such increase to occur at the beginning of the 2006 fiscal year). In addition, Mr. Wilansky is eligible to receive incentive compensation under the terms of the Company's annual incentive compensation plan for key executives, with a target annual bonus per fiscal year of 100 percent of base salary and a maximum annual bonus per fiscal year of 200 percent of base salary. The Company agreed to provide Mr. Wilansky with the following minimum bonus guarantees, each subject to his continued employment through the end of the applicable fiscal year: (i) $800,000 for the 2004 fiscal year; (ii) $1,000,000 for the 2005 fiscal year; and (iii) $250,000 for the 2006 fiscal year. In addition, Mr. Wilansky will be entitled to an annual perquisite allowance from the Company of $50,000 (which amount includes any associated tax gross-up), payable in equal installments in accordance with the Company's payroll practices for executive employees.

Pursuant to the terms of Mr. Wilansky's employment agreement, if the Company terminates Mr. Wilansky's employment "without cause" or Mr. Wilansky terminates his employment for "good reason" (as such terms are defined therein), Mr. Wilansky will be entitled to: (i) his base salary for the shorter of the remainder of his employment term, as then in effect, plus 18 months, or the three-year period commencing on the date of termination; (ii) reimbursement for health care coverage for a period of no more than 18 months following the effective date of termination, subject to certain provisos; and (iii) the pro rata share of any incentive compensation that he would have otherwise received under the Company's annual incentive compensation plans for key executives for the year of termination, subject to certain provisos. In addition, any SARs and RSUs granted to Mr. Wilansky that would have vested during the three months following such termination will vest, on the date they would have so vested, while any SARs and RSUs that remain unvested at the conclusion of such three months shall be forfeited.

If the Company terminates Mr. Wilansky for "cause" (as such term is defined in the agreement) or Mr. Wilansky voluntarily terminates his employment with the Company, the Company shall pay to Mr. Wilansky: (i) any base salary earned to the date of termination; and (ii) any unpaid incentive compensation earned under the terms of the Company's annual incentive compensation plan for key executives for the preceding fiscal year. Additionally, all equity compensation awards will be governed by the terms of the 2000 Plan and the applicable award agreement thereunder, and any unvested RSUs will be forfeited.

If the Company terminates Mr. Wilansky's employment "without cause" or Mr. Wilansky terminates his employment for "good reason" (as such terms are defined in the agreement) within the 180-day period concluding on the date a "change in control" (as such term is defined in the agreement) occurs or within the two-year period beginning on the day following the date of a change in control: (i) the Company will pay to Mr. Wilansky, within 30 days, a lump sum amount equal to three-times the sum of his base salary and target bonus plus $50,000; (ii) the Company will reimburse Mr. Wilansky for his cost of maintaining continuing health care coverage for the period concluding on the 18-month anniversary of the then-scheduled conclusion of his employment term, subject to certain provisos; and (iii) all unvested SARs and RSUs granted to Mr. Wilansky will vest in full upon such termination.

As stated in his employment agreement, Mr. Wilansky's employment will terminate on the last day of the employment term then in effect if the Company fails to renew the agreement. In the event of termination by such non-renewal, (i) the Company will pay Mr. Wilansky's base salary continuation for a period of 18 months following the date of termination; (ii) the Company will reimburse Mr. Wilansky for his cost of maintaining continuing health care coverage for a period of no more than 18 months following the effective date of termination, subject to certain provisos; (iii) any SARs and RSUs granted to Mr. Wilansky that would have vested during the three months following such termination shall vest on the date they would have so vested; and (iv) any SARs and RSUs that remain unvested at the conclusion of such three months shall be forfeited.

Mr. McGrady entered into an employment agreement with the Company effective June 21, 2000, with an initial term ending June 21, 2003. Mr. McGrady's employment agreement extends automatically for successive 12-month periods unless either party notifies the other of an intent to terminate, in writing, at least 60 calendar days prior to the date of automatic extension. The agreement provides for an annual salary of $300,000 (which the Company's President, with the approval of the Chairman of the Company, may increase at his discretion) and a bonus of at least 40% of Mr. McGrady's base salary if Board-approved, predetermined, performance measures set annually are met. Mr. McGrady's participates in the 401(k) plan and welfare benefit plans of the Company at a level commensurate with his title and position. The agreement also provides for a vehicle allowance and fuel card.

The Company may terminate the employment agreement during its term, for any reason, upon 30 days' written notice to Mr. McGrady, and may, in its sole discretion, require Mr. McGrady to cease active employment immediately. In the event of such a termination (other than termination for "cause"), Mr. McGrady shall be entitled to: (i) severance pay in the form of base salary for 12 months, subject to certain provisos; (ii) payment of any incentive bonus declared, but unpaid, if he has been employed the full fiscal year prior to the date of termination; and (iii) continuation of his health coverage for 12 months under the same terms as provided to other Company executives, subject to certain provisos.

If the Company terminates Mr. McGrady's employment for "cause," the Company's obligations under the employment agreement cease on Mr. McGrady's last day of active employment, except that the Company shall pay to Mr. McGrady: (i) any unpaid portion of his salary earned to the date of termination; (ii) any unpaid, declared bonus; and (iii) any unpaid business expenses properly incurred by Mr. McGrady under the employment agreement prior to termination.

Either the Company or Mr. McGrady may terminate the agreement at the end of its term or any extension thereof, or Mr. McGrady may voluntarily terminate his employment with the Company, by giving 60 calendar days' written notice. In the event of any such termination, the Company shall have no further obligations to Mr. McGrady under the agreement, except that the Company shall pay to Mr. McGrady (i) any unpaid portion of his salary earned to the date of termination, and (ii) any unpaid, declared bonus, together with any unpaid business expenses properly incurred by Mr. McGrady under the agreement prior to termination.

Mr. Norden entered into an employment agreement, with certain three-year severance protections, with the Company effective as of January 29, 2006, which terminates upon his death, disability (as defined in the agreement), voluntary termination by Mr. Norden or involuntary termination by the Company. The agreement provides for an annual salary of $500,000 with annual increases of a minimum of 2.5% of annual base salary as of the first day of each fiscal year of the Company (provided that the first such increase shall occur at the beginning of the 2007 fiscal year and may be further increased at the discretion of the Company). The agreement also provides for a cash incentive bonus of 50% of Mr. Norden's base salary if Board-approved, predetermined, performance measures set annually are met with a maximum annual bonus potential per fiscal year of 100 percent of base salary. The agreement further provides for Mr. Norden's participation in the 401(k) plan or welfare benefit plans of the Company at a level commensurate with his title and position and also includes a vehicle allowance and fuel card.

If the Company terminates Mr. Norden's employment for "cause," or if Mr. Norden voluntarily terminates his employment with the Company, the Company shall pay to Mr. Norden: (i) the unpaid base salary Mr. Norden earned to the date of termination; (ii) any unpaid cash incentive bonus earned for the fiscal year that ends before the fiscal year during which such termination occurs; (iii) equity incentives to which Mr. Norden is entitled under the 2000 Plan and the applicable stock option and RSU agreements; and (iv) any rights accruing to Mr. Norden under any applicable employee benefit plan, fund or program.

If the Company terminates Mr. Norden's employment "without cause," before January 29, 2008, the Company will continue to pay Mr. Norden's base salary at the rate in effect on the date of termination without cause through the period ending January 29, 2009. If the Company terminates Mr. Norden's employment "without cause," after January 29, 2008, for the twelve months beginning on the date of termination without cause, the Company will continue to pay Mr. Norden's base salary at the rate in effect on the date of termination without cause. Mr. Norden will also be entitled to: (i) reimbursement for the cost of maintaining continuing health coverage for a period of no more than 12 months following the date of termination, subject to certain provisos; (ii) the pro rata share of any cash incentive bonus that he would have otherwise received for the year of termination had he not been terminated; (iii) exercise any outstanding stock options that are vested on the date of termination and those that would have vested during the one year following the effective date of termination, in each case subject to the terms of the 2000 Plan and any applicable agreement thereunder; (iv) specific SAR and RSU equity grants under the agreement shall automatically and fully vest upon termination without cause—Mr. Norden may exercise any and all outstanding stock options, SARs and RSUs on the date of or within 60 days of termination without cause; and (v) any rights accruing to him under any applicable employee benefit plan, fund or program.

Ms. Davis entered into an employment agreement with the Company effective as of April 29, 2004, which terminates upon her death, disability (as such term is defined in Ms. Davis' employment agreement), voluntary termination by Ms. Davis or involuntary termination by the Company. The agreement provides for an annual salary of $260,000 and a cash bonus of 50% of her base salary if Board-approved, predetermined, performance measures set annually are met. In addition, for each year Ms. Davis' annual salary is less than $300,000, she will receive a minimum guaranteed bonus to raise her salary to $300,000. The agreement also provides for Ms. Davis' participation in the 401(k) plan or welfare benefit plans of the Company at a level commensurate with her title and position. The agreement also provides for a vehicle allowance and fuel card.

If the Company terminates Ms. Davis' employment for "cause," or if Ms. Davis voluntarily terminates her employment with the Company, the Company shall pay to Ms. Davis: (i) the unpaid base salary Ms. Davis earned to the date of termination; (ii) any unpaid cash incentive bonus earned for the fiscal year that ends before the fiscal year during which such termination occurs; (iii) equity incentives to which Ms. Davis is entitled under the 2000 Plan and the applicable stock option and RSU agreements; and (iv) any rights accruing to Ms. Davis under any applicable employee benefit plan, fund or program.

If the Company terminates Ms. Davis' employment "without cause," Ms. Davis will be entitled to: (i) her base salary for 12 months beginning on the date of termination; (ii) reimbursement for the cost of maintaining continuing health coverage for a period of no more than 12 months following the date of termination, subject to certain provisos; (iii) the pro rata share of any cash incentive bonus that she would have otherwise received for the year of termination had she not been terminated; (iv) exercise any outstanding stock options that are vested on the date of termination and those that would have vested during the one year following the effective date of termination, in each case subject to the terms of the 2000 Plan and any applicable agreement thereunder; and (v) any rights accruing to her under any applicable employee benefit plan, fund or program.

Mr. Miller entered into an employment agreement with the Company effective October 10, 2003, which terminates upon his death, disability (as such term is defined in the employment agreement), voluntary termination by Mr. Miller or involuntary termination by the Company. The agreement provides for an annual base salary of $220,000 and a bonus of 45% of Mr. Miller's base salary if Board-approved, predetermined, performance measures set annually are met. The agreement also provides for Mr. Miller's participation in the 401(k) plan or welfare benefit plans of the Company at a level commensurate with his title and position. The agreement also provides for a vehicle allowance and fuel card.

If the Company terminates Mr. Miller's employment for "cause," or if Mr. Miller voluntarily terminates his employment with the Company, the Company shall pay to Mr. Miller: (i) the unpaid base salary Mr. Miller earned to the date of termination; (ii) any unpaid cash incentive bonus earned for the fiscal year that ends before the fiscal year during which such termination occurs; (iii) equity incentives to which Mr. Miller is entitled under the 2000 Plan and the applicable stock option and RSU agreements; and (iv) any rights accruing to Mr. Miller under any applicable employee benefit plan, fund or program.

If the Company terminates Mr. Miller's employment "without cause," Mr. Miller will be entitled to: (i) his base salary for 12 months beginning on the date of termination; (ii) reimbursement for the cost of maintaining continuing health coverage for a period of no more than 12 months following the date of termination, subject to certain provisos; (iii) the pro rata share of any cash incentive bonus that he would have otherwise received for the year of termination had he not been terminated; (iv) exercise any outstanding stock options that are vested on the date of termination and those that would have vested during the one year following the effective date of termination, in each case subject to the terms of the 2000 Plan and any applicable agreement thereunder; and (v) any rights accruing to him under any applicable employee benefit plan, fund or program.

Fiscal Year 2006 and Fiscal Year 2007 to date NEO Compensation Decisions and Rationale

The Committee believes that the Company has recruited leadership talent with the experience to address a significant turnaround challenge at Value City Department Stores and has also recruited talent to develop and expand the business at Filene's Basement. The turnaround challenge faced in fiscal 2006 related to Value City Department Stores. Filene's Basement now needs to build a base for future growth and profitability. In anticipation of these challenges in 2006, the Committee was presented with a requirement for the particular experience and flexibility needed to successfully lead and oversee these multiple and different business division models. In 2007, NEOs will address additional challenges presented by an announced strategic analysis of Value City Department Stores, including a possible sale of that business.

As discussed above, the Committee's review of NEO compensation included the benchmarking of NEO positions against other comparable retail companies. For each NEO, the Committee examined the competitive market data from the independent consultants, peer group studies, and management's business analysis. The Committee carefully reviewed the market data and made decisions as to the appropriate market position for each NEO in recognition of the Company's efforts to turn around and grow the businesses, and the NEOs experience, special skill sets, performance and achievements. This process applied to each element of the compensation mix: base salary, annual incentive and long term equity incentive. Unless otherwise indicated, the process described in this section was used for both fiscal year 2006 and fiscal year 2007 NEO compensation decision-making.

The Chairman of the Board provided the Committee with an overview of his assessment of the CEO's performance and provided comments on the performance of certain other members of the

Company's management. The Chairman of the Board did not make a recommendation for the CEO's base pay as this was previously established in the CEO's employment agreement.

The CEO reviewed the materials and analysis supplied by the independent consultants, and received guidance from human resources management and the chief administrative officer regarding these materials and analysis. Based on this and on his view of the personal performance and the attainment of specific goals by the other NEOs, the CEO made recommendations and provided performance evaluations to the Committee relating to increases in the base salaries and payment of bonuses to the other NEOs and certain other executives. He also proposed the specific elements of the 2006 incentive compensation program and made a recommendation that the Committee consider granting SARs and RSUs to certain NEOs and other officers.

The Committee discussed and analyzed the various recommendations with its independent consultants and in subsequent meetings voted to authorize pay increases and bonuses for certain of the NEOs and it authorized grants of SARs to certain NEOs and other officers of the Company. The Committee also approved the incentive compensation program for the 2007 fiscal year.

The Committee had previously assembled pay packages for its CEO and other NEOs deemed, at the time, sufficient to attract and retain the individuals with the necessary talent and capabilities. In 2004, in the CEO's three-year employment agreement, the Committee established the base pay for the CEO at a rate above the median for a company of our size. In 2006, the base pay for the CFO was increased based on his contributions to and responsibilities with the Company, and the Committee determined that it was appropriate for the CFO's pay to be above the median base pay for companies our size. The base pay for the other NEOs is slightly above the median.

Initially, a front-end loaded employment agreement which included performance-accelerated equity grants, RSUs, a minimum base salary increase of 2.5% at the start of the fiscal year, and declining bonus guarantees was put in place for the CEO. The total compensation available to the CEO pursuant to his employment agreement was determined to be at the higher end of total compensation for CEOs of appropriately-sized companies, but competitive for a CEO of his experience. The Committee, relying upon the support of its independent consultant, determined that the CEO's total compensation package was appropriate given the need to provide for a swift and smooth transition of leadership in late 2004, at a time when much work remained to complete the initial public offering of the DSW subsidiary in July, 2005 and when new strategic initiatives to accomplish a turnaround at Value City Department Stores were needed. Other NEOs have entered into employment agreements which include grants of RSUs and SARs. Pursuant to the 2006 process of review and analysis described above, these agreements and compensation arrangements were reviewed and modified to reflect, as applicable, increased responsibilities, increases in base pay or incentive compensation, and/or grants of additional forms of long term equity.

Fiscal Year 2006 Compensation Decisions

As noted in this discussion and analysis, each element of compensation for the NEOs is established to provide incentives for the attraction and retention of the NEOs and their completion of specific corporate objectives, which for this year's annual incentive compensation culminates in EBIT. Base salaries are set to enable the Company to attract and retain individuals whose qualifications, experience and abilities are above and beyond the scope of a retail company of our size. Annual incentives provide direction for completion of objectives essential to the near-term survival and long-term growth of the Company. Long-term incentives, which include stock options, SARs, restricted stock and RSUs, are used to promote retention and alignment with shareholder value objectives.

In January 2006, the Committee approved the promotion of Jed L. Norden to the position of Chief Administrative Officer. In this role, Mr. Norden supervises and provides leadership to Human Resources, Logistics, Store Planning & Construction, Real Estate and Community Relations for the Filene's Basement and Value City Department Stores divisions and is the liaison with certain shared services. In recognition of Mr. Norden's increased responsibilities and after consultation with its independent consultants, the Committee approved a new package of base pay and long-term equity grants. The new package included a minimum three-year term of employment, a minimum base salary increase of 2.5% at the start of the fiscal year, and RSUs and SARs with three-year vesting provisions.

Based on competitive market data and recommendations by its independent consultants covering base salary, short-term and long-term compensation, coupled with individual performance evaluation results, the Committee approved a number of actions designed to reflect overall market competitiveness covering all three elements of total compensation. Base pay was increased for the General Counsel and for the Controller, and SARs were also granted to these two individuals. The Committee believes that these key decisions were based on sound compensation analyses and methodologies as well as competitive compensation practices in the retail sector and overall marketplace.

The target measure in the Committee's annual cash incentive program for NEOs for fiscal year 2006 was based on the achievement of specific performance goals, which were focused on the earnings before interest and taxes ("EBIT"). For these purposes, EBIT is calculated as net income or loss, excluding the DSW segment, before interest expense, income tax and the change in fair value of derivatives. The Committee chose an EBIT goal for RVI's operating businesses, Value City Department Stores and Filene's Basement, as the fiscal 2006 target to focus the NEOs on improving the results of these RVI businesses. The EBIT target, which required an improvement in excess of approximately $52 million, was believed to be aggressive, based upon projections and expected actions in 2006.

In March 2006, the Committee also approved a discretionary bonus pool for 2006 in the amount of 25% of the NEOs' total base pay, to provide an incentive in the event that, despite demonstrated commitment and performance by the NEOs, the turnaround and restructuring of Value City Department Stores did not produce expected results within the immediate, fiscal timeframe. The CEO's employment agreement specified a minimum bonus payment of $250,000 for fiscal year 2006.

Pursuant to the 2006 MIP, the CEO earned an incentive payment of $546,674, which was in excess of the minimum guaranteed amount.

Mr. McGrady, in his capacity as Chief Financial Officer, Executive Vice President, Secretary and Treasurer, earned an incentive payment of $136,002 and was granted a discretionary award of $63,998 based on his role in the strategic financing which resulted in the issuance of PIES and his maintenance of positive relationships with all elements of the Company's financial constituencies. He managed the Company's cash flow to enable a five store expansion of Filene's Basement, led the discussion with the SEC and independent auditors surrounding the valuation of derivatives and initiated the strategic analysis of the Value City Department Stores operations.

Mr. Norden, in his capacity as Chief Administrative Officer, earned an incentive payment of $133,335 and was granted a discretionary award of $46,665 based on his leadership in organizing a Leadership Group and cross-functional teams, the operation of shared-services functions, recruitment of executive talent and restructuring of store operations. Under his direction, the Leadership Group initiated actions which resulted in cost savings. Mr. Norden also served as liaison to the Compensation Committee of the Board of Directors.

Ms. Davis, in her capacity as General Counsel and Chief Compliance Officer, earned an incentive payment of $86,668 and was granted a discretionary award of $63,332 based on her supervision of matters relating to the resolution of data theft litigation and matters, contribution to the PIES strategic financing initiative and participation in the strategic alternatives analysis for Value City Department Stores. Ms. Davis also instituted additional corporate governance and compliance processes.

Mr. Miller, in his capacity as Controller, earned an incentive payment of $66,001 and was granted a discretionary award of $83,999 based on his supervision of the PIES offering during the year, participation in the strategic alternatives analysis for Value City Department Stores and services performed as Controller for DSW.

All of the NEOs have realized gains in the equity grants made to them, and all NEOs currently have forms of equity grants that are unvested. As described above, the equity and equity-like component of each NEO's compensation is reviewed on an annual basis.

Fiscal Year 2007 Compensation Decisions

Establishing the Fiscal Year 2007 Cash Incentive Program

The Committee approved new performance goals for the NEOs for fiscal year 2007. The 2007 goals are weighted as follows: the Filene's Basement EBIT goal is 37.5%; the Value City Department Stores "four wall" stores cumulative cash flow plan goal is 37.5%; and the DSW net income goal is 25%.

The Filene's Basement EBIT goal incorporates the anticipated effects of pre-opening costs of new stores and the anticipated 18-month cessation of operations of the Filene's Basement Boston Downtown Crossing store.

The Value City Department Stores cumulative cash flow plan goal was set to measure performance as the Company continues to explore strategic alternatives for this business. For Value City Department Stores operated at the end of fiscal 2007, cash flow will be measured against the established plan goals. If 25 or more existing Value City Department Stores are no longer operated under that RVI subsidiary by fiscal year-end, however, the Value City Department Stores "four wall" stores cumulative cash flow goal will not be used and the weight of the Filene's Basement EBIT goal will be increased from 37.5% to 75%, with certain adjustments to prevent skewing the Filene's Basement results based on increased overhead costs.

The DSW net income goal was established by the DSW Compensation Committee and Board of Directors for fiscal year 2007, and is included as part of RVI's 2007 performance goals to recognize the efforts of the RVI NEOs in providing shared services and partnership with DSW.

Other Fiscal Year 2007 Compensation Decisions

As a result of the Committee's discussion and analysis with the Company's independent compensation consulting firms, discretionary base salary increases were approved for Messrs. McGrady and Miller and Ms. Davis. For Messrs. Wilansky and Norden, base salaries were increased pursuant to the terms of their employment agreements.

In recognition of the contributions of NEOs and to reflect a more competitive balance between long-term compensation and total cash compensation opportunity, RSUs were awarded to two NEOs for 2007. Mr. Miller was awarded 10,000 RSUs which include special vesting provisions of 5,000 in 2009 and 5,000 in 2010. Ms. Davis was awarded 12,000 RSUs which include special vesting provisions of 6,000 in 2009 and 6,000 in 2010.

Appropriateness of NEO Compensation Design and Outcomes

When the CEO was appointed in November, 2004, he was provided a three-year employment agreement with basic compensation design elements including a base salary, performance-based and standard SARs and RSUs. Equity grants were awarded at the then RVI stock price of $6.18. As of the end of fiscal year 2006, the RVI stock price was $20.19. The Committee believes this stock price appreciation has been primarily driven by the successful DSW initial public offering in June 2005 and subsequent DSW stock price appreciation.

As noted above, the CEO's base salary reflects his experience and performance in his previous position as the President of Filene's Basement and in other prior similar positions as President and CEO of The Bon-Ton Stores, President and CEO of Filene's and Foley's Department Stores, which were both divisions of The May Department Stores Company. The CEO's base salary was also established based on the needs of the Company at the time Mr. Wilansky was hired as the CEO. A bonus target and the threshold for minimum bonus payment for the CEO was set by the Committee based on EBIT results for Value City Department Stores and Filene's Basement deemed to be essential in 2006. Bonus payments to the CEO under the Company's MIP for 2006 were determined according to the performance-based formula established by the Committee. In addition, as a result of Retail Ventures' stock price exceeding a stretch target, Mr. Wilansky was vested in and exercised performance-based SARs granted to him under his November 2004 employment agreement. In its components and in total, the Committee concludes that the CEO's compensation is fair, reasonable and appropriate. Through the process of its annual approval of incentive compensation and review of his performance, the Committee maintains control over the CEO's compensation plan and ensures that it is consistent with the interests of shareholders.

Similar to the CEO, each of the other NEOs have base salaries which reflect the Company's needs and the NEOs' capabilities and performance. The bonus opportunity for each NEO is determined by the scope and magnitude of that person's responsibilities. The NEOs share the same profitability target and threshold for payment as the CEO, and for fiscal 2006, earned an incentive payment which was in excess of the minimum threshold in the Incentive Plan. Also, the NEOs made additional significant contributions to the Company in fiscal 2006 that could not be measured using the cash incentive program metrics, and thus discretionary awards were deemed appropriate recognition of these contributions.

In its components and in total, the Committee concludes that each NEO's compensation is fair, reasonable and appropriate. Through the process of its annual approval of incentive compensation and periodic equity grants, the Committee maintains control over each NEO's compensation plan and ensures that it is consistent with the interests of shareholders.

THE COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on the Compensation Committee's review and discussion with management, the Compensation Committee has recommended to the Board of Directors, and the Board of Directors has approved, that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted,

Compensation Committee
Elizabeth M. Eveillard, Chair
Henry L. Aaron
Lawrence J. Ring
Harvey L. Sonnenberg
James L. Weisman

COMPENSATION OF MANAGEMENT

The following table summarizes compensation awarded or paid to, or earned by, each of the named executive officers ("NEOs") during the Company's fiscal year 2006. We follow a 52/53-week fiscal year that ends on the Saturday nearest to January 31 in each year. Fiscal year 2006 consisted of 53 weeks.

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2006

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Award(s) ($)[1]	Option Award(s) ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Jay L. Schottenstein Chairman	2006	$710,482[2]	None	None	$40,626[3]	None	$2,998[7]	$754,106
Heywood Wilansky President and Chief Executive Officer	2006	$1,044,711	None	$1,304,995[5]	$4,627,142[6]	$546,674[4]	$53,339[7]	$7,576,861
James A. McGrady EVP, Chief Financial Officer, Treasurer and Secretary	2006	$513,750	$63,998[8]	None	$247,662[9]	$136,002[8]	$39,749[7]	$1,001,161
Jed L. Norden Executive Vice President and Chief Administrative Officer	2006	$509,615	$46,665[10]	$194,050[11]	$801,606[12]	$133,335[10]	$35,544[7]	$1,720,815
Julia A. Davis Executive Vice President and General Counsel	2006	$326,923	$63,332[13]	None	$93,986[14]	$86,668[13]	$30,246[7]	$601,155
Steven E. Miller Senior Vice President and Controller	2006	$275,961	$83,999[15]	None	$92,071[16]	$66,001[15]	$30,364[7]	$548,396

(1) Represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2006 for the fair value of stock awards and option awards granted to each of the NEOs, in 2006 as well as prior fiscal years, in accordance with SFAS 123 (revised 2004) *Share-Based Payment* ("SFAS No. 123R"). For additional information on the valuation assumptions with respect to the 2006 grants, refer to Note 3, Stock Based Compensation, in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended February 3, 2007 as filed with the SEC on April 5, 2007.

(2) Includes the amount of $455,666, which represents the salary paid to Mr. Schottenstein directly by DSW in fiscal 2006 for service as DSW's Chief Executive Officer and Chairman.

(3) On September 7, 2006, Mr. Schottenstein was granted stock options covering 41,700 DSW Class A Common Shares by the DSW Board of Directors, which vest 20% on each of the

first five anniversaries of the grant date and have a fair market value of $40,626 for fiscal year 2006.

(4) Under the Company's annual incentive plan, Mr. Wilansky earned a cash incentive award of $546,674 for fiscal year 2006 performance.

(5) On November 5, 2004, Mr. Wilansky was granted 250,000 RSUs. The RSUs vest in three equal installments on November 5th in each of 2005, 2006 and 2007, do not have voting or dividend rights and may be settled only in cash. $1,304,995 represents the fiscal year 2006 cash payment.

(6) On February 4, 2003, Mr. Wilansky was granted 250,000 stock options which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $63,344 for fiscal year 2006.

On February 4, 2004, Mr. Wilansky was granted 100,000 SARs which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $754,457 for fiscal year 2006.

On November 5, 2004, Mr. Wilansky was granted 360,000 SARs which vest 33.33% on each of the first three anniversaries of the grant date and have a fair market value of $1,579,750 for fiscal year 2006.

On November 5, 2004, Mr. Wilansky was granted 570,000 performance-based SARs considered to be a three-year, front-loaded grant. The performance-based SARs were scheduled to vest on the eighth anniversary of the grant date, subject to an accelerated vesting provision based on the attainment of two specified performance objectives. On May 6, 2005 and April 20, 2006, the performance objectives were met and the performance-based SARs vested fully. $2,229,591 represents the fair market value of the performance-based SARs for fiscal year 2006.

(7) The amounts shown in this column are comprised of the items set forth in the following table:

Name	Cash Perquisite Allowance	Car Allowance /Fuel Card	Country Club	Tax Gross-up	Life Insurance Premiums/ Executive Physicals	401(k) Matching Contributions	Total
Jay L. Schottenstein						$2,998	$2,998
Heywood Wilansky	$50,962	$1,597			$780		$53,339
James A. McGrady		$21,212	$6,285	$2,687	$769	$8,796	$39,749
Jed L. Norden		$23,144			$3,019	$9,381	$35,544
Julia A. Davis		$21,004			$496	$8,746	$30,246
Steven E. Miller		$20,692			$965	$8,707	$30,364

(8) Under the Company's annual incentive plan, Mr. McGrady earned a cash incentive award of $136,002 for fiscal year 2006 performance. In addition, Mr. McGrady was granted a discretionary cash bonus of $63,998 for fiscal 2006.

(9) On February 3, 2002, Mr. McGrady was granted 540,000 stock options which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $127,264 for fiscal year 2006.

On June 28, 2005, Mr. McGrady was granted stock options covering 20,000 DSW Class A Common Shares by the DSW Board of Directors, which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $55,287 for fiscal year 2006.

On March 29, 2006, Mr. McGrady was granted 40,000 SARs which vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date and have a fair market value of $65,111 for fiscal year 2006.

(10) Under the Company's annual incentive plan, Mr. Norden earned a cash incentive award of $133,335 for fiscal year 2006 performance. In addition, Mr. Norden was granted a discretionary cash bonus of $46,665 for fiscal 2006.

(11) On January 30, 2006, Mr. Norden was granted 30,000 RSUs. The RSUs vest in three equal installments on January 30th in each of 2007, 2008 and 2009, do not have voting or dividend rights and may be settled only in cash. $194,050 represents the fiscal year 2006 cash payment.

(12) On September 10, 2003, Mr. Norden was granted 150,000 SARs which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $727,006 for fiscal year 2006.

On January 30, 2006, Mr. Norden was granted 30,000 SARs which vest 33.33% on each of the first three anniversaries of the grant date and have a fair market value of $74,600 for fiscal year 2006.

(13) Under the Company's annual incentive plan, Ms. Davis earned a cash incentive award of $86,668 for fiscal year 2006 performance. In addition, Ms. Davis was granted a discretionary cash bonus of $63,332 for fiscal 2006.

(14) On March 14, 2003, Ms. Davis was granted 40,000 stock options which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $3,687 for fiscal year 2006.

On June 28, 2005, Ms. Davis was granted stock options covering 15,000 DSW Class A Common Shares by the DSW Board of Directors which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $41,466 for fiscal year 2006.

On March 29, 2006, Ms. Davis was granted 30,000 SARs which vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date and have a fair market value of $48,833 for fiscal year 2006.

(15) Under the Company's annual incentive plan, Mr. Miller earned a cash incentive award of $66,001 for fiscal year 2006 performance. In addition, Mr. Miller was granted a discretionary cash bonus of $83,999 for fiscal 2006.

(16) On July 23, 2002, Mr. Miller was granted 20,000 stock options which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $1,772 for fiscal year 2006.

On June 28, 2005, Mr. Miller was granted stock options covering 15,000 DSW Class A Common Shares by the DSW Board of Directors, which vest 20% on each of the first five anniversaries of the grant date and have a fair market value of $41,466 for fiscal year 2006.

On March 29, 2006 Mr. Miller was granted 30,000 SARs which vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date and have a fair market value of $48,833 for fiscal year 2006.

FISCAL YEAR 2006 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Award Date (if different from Grant Date)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Closing Market Price of Common Shares on Grant Date ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($) (1)
			Threshold ($)	Target ($)	Maximum ($)					
Jay L. Schottenstein Chairman	9/7/2006						41,700 (2)	$27.80	$27.80	$487,506
Heywood Wilansky President and Chief Executive Officer			$ 512,500	$ 1,025,000	$ 2,050,000					
James A. McGrady Executive Vice President, Chief Financial Officer, Treasurer and Secretary	3/29/2006		$ 127,500	$ 255,000	$ 510,000		40,000	$14.33 (3)	$14.58	$209,728
Jed L. Norden Executive Vice President and Chief Administrative Officer	1/30/2006 (4)	1/20/2006	$ 125,000	$ 250,000	$ 500,000		30,000	$12.75 (3)	$12.90	$309,798
	1/30/2006 (4)	1/20/2006				30,000 (5)				$382,500
Julia A. Davis Executive Vice President and General Counsel	3/29/2006		$ 81,250	$ 162,500	$ 325,000		30,000	$14.33 (3)	$14.58	$157,296
Steven E. Miller Senior Vice President and Controller	3/29/2006		$ 61,875	$ 123,750	$ 247,500		30,000	$14.33 (3)	$14.58	$157,296

(1) Represents the dollar amount for the fair value of stock awards and option awards granted to each of the NEOs in fiscal 2006 in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, refer to Note 3, Stock Based Compensation, in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended February 3, 2007 as filed with the SEC on April 5, 2007.

(2) Represents stock options covering DSW Class A Common Shares issued to Mr. Schottenstein by the DSW Board of Directors under the DSW Inc. 2005 Equity Incentive Plan.

(3) The exercise price is equal to the average of the high and the low sales price of the Company's common shares on the date of grant.

(4) The Compensation Committee approved the grant of Mr. Norden's RSUs and SARs at its meeting held on January 20, 2006. The grant date of such awards was set by the Compensation Committee as January 30, 2006, which was the first business day after the effective date of Mr. Norden's promotion to Executive Vice President and Chief Administrative Officer of Retail Ventures.

(5) Represents RSUs granted to Mr. Norden during fiscal 2006. The RSUs do not have voting or dividend rights and may be settled only in cash.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2006

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (6)	Market Value of Shares or Units of Stock That Have Not Vested ($) (7)
Jay L. Schottenstein Chairman		41,700 (1)	$27.80	09/07/16		
Heywood Wilansky President and Chief Executive Officer	150,000 (2) 60,000 (3)	100,000 (2) 40,000 (3) 120,000 (4)	$1.99 $6.00 $6.18	02/04/13 02/02/14 11/05/14	83,334	$1,682,513
James A. McGrady Executive Vice President, Chief Financial Officer, Treasurer and Secretary	30,000 (2) 5,000 (2) 216,000 (2) 4,000 (1)	 16,000 (1) 40,000 (5)	$9.94 $4.48 $4.50 $19.00 $14.33	08/09/10 08/29/11 02/03/12 06/28/15 03/29/16		
Jed L. Norden Executive Vice President and Chief Administrative Officer	30,000 (3) 10,000 (4)	60,000 (3) 20,000 (4)	$4.50 $12.75	09/10/13 01/29/16	20,000	$403,800
Julia A. Davis Executive Vice President and General Counsel	16,000 (2) 3,000 (1)	8,000 (2) 12,000 (1) 30,000 (5)	$1.63 $19.00 $14.33	03/14/13 06/28/15 03/29/16		
Steven E. Miller Senior Vice President and Controller	8,000 (2) 1,600 (2) 12,000 (2) 3,000 (1)	 4,000 (2) 12,000 (1) 30,000 (5)	$8.75 $4.48 $2.35 $19.00 $14.33	09/11/10 08/29/11 07/23/12 06/28/15 03/29/16		

(1) DSW Class A Common Shares issued by the DSW Board of Directors to the NEO that vest over five years on each of the first five anniversaries of the grant date and have a term of ten years.

(2) Stock options issued to the NEO that vest over five years on each of the first five anniversaries of the grant date and have a term of ten years.

(3) SARs issued to the NEO that vest over five years on each of the first five anniversaries of the grant date and have a term of ten years.

(4) SARs issued to the NEO that vest over three years on each of the first three anniversaries of the grant date and have a term of ten years.

(5) SARs issued to the NEO that vest over three years, 50% at the end of year two and 50% at the end of year three, and have a term of ten years.

(6) RSUs issued to the NEO vest over a three year period as to one-third at the end of each year commencing with the date of grant. Mr. Wilansky's RSUs were granted on November 5, 2004 and Mr. Norden's RSUs were granted on January 29, 2006.

(7) Market value of RSUs is calculated by multiplying the closing market price of RVI's common shares at the end of fiscal year 2006 by the total number of RSUs that had not vested as of such date.

FISCAL YEAR 2006 OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares or Units Acquired on Vesting (#) (1)	Value Realized on Vesting ($)(1)
Jay L. Schottenstein Chairman	50,000	$97,000		
Heywood Wilansky President and Chief Executive Officer	405,000 (2)	$3,950,550	83,333	$1,304,995
James A. McGrady Executive Vice President, Chief Financial Officer, Treasurer and Secretary				
Jed L. Norden Executive Vice President and Chief Administrative Officer			10,000	$194,050
Julia A. Davis Executive Vice President and General Counsel				
Steven E. Miller Senior Vice President and Controller				

(1) No common shares were issued or acquired upon the vesting and exercise of the RSUs. The RSUs are settled for cash only and have no voting or dividend rights. The value realized upon vesting of RSUs is calculated by multiplying the number of RSUs vested by the average of the high and low sales price of the Company's common shares on the vesting date.

(2) No common shares were issued or acquired upon exercises of SARs. Mr. Wilansky received cash equal to the amount of the gain represented by the difference between the average of the high and low sales price of RVI's common shares on NYSE on the date of exercise and the strike price of the SARs.

Potential Termination and Change of Control Payments

As described above under "Compensation Discussion and Analysis – Agreements with Key Executives," the NEOs (other than Mr. Schottenstein) have employment agreements with the Company that entitle them to receive benefits and payments if their employment terminates under certain circumstances. The NEOs are also entitled to receive certain benefits or payments upon a change in control of the Company, including acceleration of the vesting of outstanding option awards under the 2000 Plan, which benefit is available to all plan participants.

The estimated value of the potential payments and benefits that would be received by each NEO in the event of termination of employment or a change in control of the Company are presented in the table below and are calculated as if the respective termination event occurred on February 3, 2007 and our common share price was $20.19, the closing price of our common shares on February 2, 2007, the last trading day of fiscal 2006. The actual amounts to be paid out will only be determinable at the time of such executive's termination.

Named Executive Officer	Involuntary Termination Without Cause or Voluntary Termination for Good Reason (1)	Change in Control
Heywood Wilansky		
– Salary Continuation (2)	$2,562,500	$6,300,000
– Benefits Continuation (3)	$13,248	$13,248
– Accelerated Vesting of Equity (4)	$2,592,493	$5,751,293
James A. McGrady		
– Salary Continuation (2)	$510,000	$0
– Benefits Continuation (3)	$6,167	$0
Jed L. Norden		
– Salary Continuation (5)	$1,000,000	$0
– Benefits Continuation (3)	$6,167	$0
– Accelerated Vesting of Equity (6)	$1,097,700	$0
Julia A. Davis		
– Salary Continuation (2)	$325,000	$0
– Accelerated Vesting of Equity (7)	$148,480	$148,480
Steven E. Miller		
– Salary Continuation (2)	$275,000	$0
– Benefits Continuation (3)	$8,832	$0
– Accelerated Vesting of Equity (7)	$71,360	$71,360

(1) Voluntary Termination for Good Reason applies to Mr. Wilansky's Employment Agreement only and includes a three month look forward accelerated vesting provision.

(2) The amount reported for "Salary Continuation" reflects the continued payment of base salary for a period of at least 12 months at the rate then in effect on the NEO's date of termination. Mr. Wilansky's amount reflects the continued payment for 18 months after the end of the current employment agreement.

(3) The amount reported for "Benefits Continuation" reflects the cost of maintaining health care coverage for a period of at least 12 months at the coverage level in effect as of the NEO's date of termination. Mr. Wilansky's amount reflects the continuation of benefit coverage for 18 months after the end of the current employment agreement. The cost of maintaining health care coverage is calculated as the difference between the Company's cost of providing the benefits less the amount the NEO paid for such benefits as of the NEO's date of termination.

(4) The amount reported for "Accelerated Vesting of Equity" reflects the intrinsic value of unvested stock options that would vest during the three months following Mr. Wilansky's date of termination. In the event of a change in control, the amount reported for "Accelerated Vesting of Equity" reflects the intrinsic value of all unvested stock options, SARs and RSUs.

(5) The amount reported for "Salary Continuation" reflects the continued payment of base salary for a period through January 29, 2009 at the rate then in effect on the NEO's date of termination.

(6) The amount reported for "Accelerated Vesting of Equity" reflects the intrinsic value of unvested SARs granted prior to January 29, 2006 that would vest during the one year following Mr. Norden's date of termination or change in control. In addition, the amount includes the intrinsic value of all unvested stock options and the SARs and RSUs granted on January 29, 2006.

(7) The amount reported for "Accelerated Vesting of Equity" reflects the intrinsic value of unvested stock options, SARs and RSUs that would vest during the one year following the NEO's date of termination. In the event of a change in control, the amount reported for "Accelerated Vesting of Equity" reflects the intrinsic value of all unvested stock options and the SARs and RSUs that would vest during the one year following the date of the change in control.

Compensation of Directors

Our Compensation Committee reviews director compensation and makes recommendations to our Board of Directors regarding such compensation.

Each of Messrs. Aaron, Ring, Sonnenberg and Weisman and Ms. Eveillard is paid an annual retainer of $30,000 and receive an additional $20,000 annually for each committee on which he or she serves. Each of Messrs. Diamond, Sonnenberg and Weisman do not receive any compensation for serving as members of the Community Affairs Committee. In addition, Messrs. Aaron, Deshe, Diamond, Ring, Sonnenberg and Weisman and Ms. Eveillard receive a quarterly board meeting fee of $5,000 so long as they attend at least one board meeting during that quarter. In 2006, each of Messrs. Aaron, Sonnenberg and Weisman and Ms. Eveillard also received $20,000 for their services on a special committee of the Board of Directors (the "Special Committee"). The Special Committee was formed in order to review and evaluate proposals relating to the issuance of PIES and restructuring of the Company's existing credit facilities and to make recommendations to the full Board of Directors with respect to any such proposals. During fiscal 2006, Mr. Ring received $10,000 (one-half of his committee fee) for service on the Strategic Committee. No other Committee members received fees for service on the Strategic Committee. All members of our Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors and its committees.

Each of Messrs. Aaron, Ring, Sonnenberg and Weisman and Ms. Eveillard are automatically granted options each quarter to purchase 2,500 of the Company's common shares under the Company's 2000 Plan. Options are granted on the first day of each fiscal quarter. Each option is granted for a period of ten years. Options become exercisable on the first anniversary of the date of grant.

FISCAL YEAR 2006 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [(1)]	Option Awards ($) [(1)]	Total ($)
Henry L. Aaron	$ 130,000	None	$ 82,065 (3)	$212,065
Ari Deshe	$ 20,000	None	None	$20,000
Jon P. Diamond	$ 20,000	None	None	$20,000
Elizabeth M. Eveillard	$ 130,000	None	$ 82,065 (3)	$212,065
Lawrence J. Ring	$ 120,000	None	$ 78,149 (3)	$198,149
Harvey L. Sonnenberg	$ 130,000	$ 50,004 (2)	$ 82,065 (3)	$262,069
James L. Weisman	$ 130,000	None	$ 82,065 (3)	$212,065

(1) Represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2006 for the fair value of stock awards and option awards granted to each of the directors, in 2006 as well as prior fiscal years, in accordance with SFAS 123R. For additional information on the valuation assumptions with respect to the fiscal 2006 grants, refer to Note 3, Stock Based Compensation, in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended February 3, 2007 as filed with the SEC on April 5, 2007.

(2) RSUs for DSW Class A Common Shares were issued by the DSW Board of Directors for services provided by Mr. Sonnenberg as a director of DSW. The grant date fair market value of the RSUs is $50,004. As of February 3, 2007, 4,849 RSUs held by Mr. Sonnenberg were outstanding.

(3) Each independent director received 2,500 stock options, which vest over one year, on each of the following dates: January 30, 2006, May 1, 2006, July 31, 2006 and October 30, 2006, which had grant date fair market values of $19,106, $24,313, $24,710 and $23,711, respectively. As of February 3, 2007, the directors had the following number of RVI common shares underlying stock options: Mr. Aaron, 38,500; Ms. Eveillard, 30,000; Mr. Ring, 16,500; Mr. Sonnenberg, 35,000 and Mr. Weisman, 35,000.

Equity Compensation Plan Information

The following table sets forth additional information as of February 3, 2007 about our common shares that may be issued upon the exercise of outstanding options and other rights under our existing equity compensation plans and arrangements. The information includes the number of common shares covered by, and the weighted average exercise price of, outstanding options, warrants and other rights and the number of common shares remaining available for future grants, excluding the common shares to be issued upon exercise of outstanding options, warrants and other rights.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,312,443	$7.24	5,625,753 (2)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
	2,312,443	$7.24	5,625,753

(1) Equity compensation plans approved by shareholders include the 1991 Plan and the 2000 Plan.

(2) The number of common shares remaining available for issuance under the 2000 Plan includes the common shares underlying outstanding SARs included in column (a) as such SARs do not reduce the number of available common shares until the Company elects to exercise the Option Price Protection Provision. No further common shares may be granted under the 1991 Plan, excluding the common shares to be issued upon exercise of outstanding options, warrants and other rights.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Procedures for Review of Related Party Transactions

In December 2003, our board of directors approved written guidelines for the approval of related party transactions, which gives our Audit Committee the power to approve or disapprove potential related party transactions, as described below. The guidelines for approval of related party transactions are available in print (without charge) to any shareholder upon request. The guidelines for approval of related party transactions provide for the review, approval or ratification of any related party transaction that we are required to report under this section of the proxy statement.

For purposes of these guidelines, a "related party transaction" is any transaction to which the Company or any of its subsidiaries is a party and in which any of the following persons has a direct or indirect interest:

(1) a director, director nominee, or officer of the Company;

(2) a shareholder of the Company who owns more than five percent (5%) of any class of the Company's voting securities;

(3) a member of the immediate family of any person described in (1) or (2) above; and

(4) an entity in which any person described in (1), (2) or (3) above has a greater than ten percent (10%) equity interest.

In determining whether to approve a related party transaction, the Audit Committee considers the following factors, to the extent relevant:

- Is the transaction in the normal course of the Company's business?
- Are the terms of the transaction fair to the Company?
- Are the terms of the transaction commercially reasonable? Are the terms of the transaction substantially the same as the terms that the Company would be able to obtain in an arms-length transaction with an unrelated third party?
- Has the Company obtained an independent appraisal or completed a financial analysis of the transaction? If so, what are the results of such appraisal or analysis?
- Is the transaction in the best interests of the Company? The Company's shareholders?

Based on an analysis of these factors (and other additional factors that the Audit Committee may deem relevant based on the circumstances), the Audit Committee takes formal action to either approve or reject the related party transaction.

Real Estate Leases and Subleases with SSC and Affiliates

The Company leases stores and warehouses under various arrangements with our majority shareholder, SSC, and its affiliates. Such leases expire through 2024 and in most cases provide for renewal options. Generally, the Company is required to pay real estate taxes, maintenance, insurance and additional contingent rentals based on aggregate sales in excess of specified levels.

The Company has several leasing agreements with SSC and its affiliates. As of May 4, 2007, the Company leases four store locations owned by SSC under a Master Lease Agreement. Additionally, the Company leases or subleases from SSC, or affiliates of SSC, 42 store locations, four warehouse facilities, one office space and a parcel of land. The minimum rent for these leases is set forth below with additional contingent rents based on aggregate sales in excess of specified levels for the store locations. Leases and subleases with related parties are for initial periods generally ranging from five to twenty years, provide for renewal options and require the Company to pay real estate taxes, maintenance and insurance.

The Company believes that each lease entered into with SSC or its affiliates is on terms at least as favorable to the Company as could be obtained in an arm's-length transaction with an unaffiliated third party.

During the last fiscal year, the Company expensed approximately $20.8 million in related party rent expense.

Future minimum lease payments required under the aforementioned leases, exclusive of real estate taxes, insurance and maintenance costs, as of February 3, 2007 are as follows:

Fiscal Year	Minimum Payments (in thousands)
2007	$ 25,483
2008	24,438
2009	23,710
2010	22,401
2011	21,401
Future Years	138,495
Total	$ 255,928

SSC operates a chain of furniture stores, five of which operate in separate space subleased from the Company. Three of these furniture store subleases (the "Furniture Subleases") are for a term concurrent with the respective lease between the Company and a third party landlord. These Furniture Subleases provide for the payment by SSC of base rent and other charges in amounts at least equal to its pro rata share based on square footage and its pro rata share of any percentage rent based on its gross sales. Two additional furniture store subleases are for periods shorter than the Company's lease. For fiscal 2006, SSC paid to the Company an aggregate of approximately $1.1 million pursuant to these subleases.

Merchandise Transactions with SSC and Affiliates

The Company purchases merchandise from affiliates of SSC. SSC and some of its affiliates manufacture, import, wholesale and license apparel as their principal business. The members of the Company's merchandising staff use these sources and make their purchasing decisions in the same manner as with unaffiliated sources. Any merchandise purchased from such sources is on terms at least as favorable to the Company as could be obtained in an arm's-length transaction with an unaffiliated third party. Total purchases by the Company from SSC and other affiliates for fiscal 2006 were approximately $4.8 million, representing 0.3% of our total purchases during the fiscal year.

Corporate Services Agreement with SSC

The Company receives services from SSC pursuant to a Corporate Services Agreement (as amended) between the Company and its wholly-owned subsidiaries and SSC. The agreement sets forth the costs of shared services, including specified legal, real estate and administrative services. As of February 3, 2007, the only services the Company receives pursuant to this agreement pertain to real estate and administrative services. The Company believes that it is able to obtain such services at a cost which is equal to or below the cost of providing such services internally or obtaining such services from unaffiliated third parties. For fiscal 2006, the Company paid SSC or its affiliates an aggregate of approximately $1.4 million for such services.

In prior years, the Corporate Services Agreement had provided for participation by the Company in a self-insurance program maintained by SSC. Under this program, the Company was self-insured for purposes of personal injury and property damage, motor vehicle and Ohio workers' compensation claims up to various specified amounts, and for casualty losses up to $100,000. The Company terminated its participation in this self-insurance program in fiscal 2003. While the Company no longer participates in the program, it continues to remain responsible for liabilities it incurred under the program. For fiscal 2006, the Company paid SSC a total of approximately $0.2 million for claims, adjustments and administrative costs relating to prior years. The Company's current insurance arrangements for personal injury and property damage, motor vehicle and Ohio workers' compensation claims are with unrelated third parties.

Debt Agreements and Warrants

Introduction

On October 8, 2003, the Company reorganized its corporate structure into a holding company form whereby RVI, an Ohio Corporation, became the successor issuer to Value City Department Stores, Inc. As a result of the reorganization, Value City Department Stores, Inc. became a wholly-owned subsidiary of RVI. In connection with the reorganization, holders of common shares of Value City Department Stores, Inc. became holders of an identical number of common shares of RVI. The reorganization was effected by a merger which was previously approved by Value City Department Stores, Inc.'s shareholders. Since October 2003, RVI's common shares have been listed for trading under the ticker symbol "RVI" on NYSE.

In December 2004, the Company completed another corporate reorganization whereby Value City Department Stores, Inc. merged with and into Value City Department Stores LLC ("VCDS" or "Value City"), a newly created, wholly-owned subsidiary of RVI. In connection with this reorganization, Value City transferred all the issued and outstanding shares of DSW and Filene's Basement to RVI in exchange for a promissory note.

On July 5, 2005, DSW completed an IPO of 16,171,875 Class A Common Shares sold at a price to the public of $19.00 per share and raising net proceeds of $285.8 million, net of the underwriters' commission and before expenses of approximately $7.8 million. As of February 3, 2007, Retail Ventures owned Class B Common Shares of DSW representing approximately 63.0% of DSW's outstanding Common Shares and approximately 93.2% of the combined voting power of such shares. DSW is a controlled subsidiary of Retail Ventures and its Class A Common Shares are traded on the New York Stock Exchange under the symbol "DSW." Retail Ventures accounted for the sale of DSW as a capital transaction. Associated with this transaction, a deferred tax liability of $65.5 million was recorded.

On June 11, 2002, Value City Department Stores, Inc., together with certain other principal subsidiaries of Retail Ventures, entered into a refinancing that consisted of three separate credit facilities (collectively, the "Prior Credit Facilities"): (i) a three-year $350 million revolving credit facility (subsequently increased to $425 million), (the "June 2002 Revolving Credit Facility"), (ii) two $50 million term loan facilities (collectively, the "Term Loans") initially provided equally by Cerberus and SSC, and (iii) an amended and restated $75 million senior subordinated convertible loan (the "Convertible Loan"), initially entered into on March 15, 2000, which was held equally by Cerberus and SSC. Prior to their amendment in July 2005 discussed below, these Prior Credit Facilities were guaranteed by Retail Ventures and substantially all of its subsidiaries, including DSW. These Prior Credit Facilities were also subject to an Intercreditor Agreement, which provided for an established order of payment of obligations from the proceeds of collateral upon default (the "Intercreditor Agreement").

On July 5, 2005, Retail Ventures amended, or amended and restated, the Prior Credit Facilities, including certain facilities under which DSW had rights and obligations as a co-borrower and co-guarantor, and replaced them with an aggregate $475.0 million of financing that consists of three separate credit facilities each of which remained outstanding as of February 3, 2007: (i) a four-year amended and restated $275.0 million revolving credit facility (the "VCDS Revolving Loan") under which Value City, Retail Ventures and certain wholly-owned subsidiaries of Retail Ventures (other than DSW and DSW Shoe Warehouse, Inc., a wholly owned subsidiary of DSW ("DSWSW")) are co-borrowers or co-guarantors, (ii) a five-year $150.0 million revolving credit facility (the "DSW Revolving Loan") under which DSW and DSWSW are co-borrowers and co-guarantors, and (iii) an amended and restated $50.0 million senior non-convertible loan facility, which is held equally by Cerberus and SSC (the "Non-Convertible Loan"), under which Value City is the borrower and Retail Ventures and certain wholly-owned subsidiaries of Retail Ventures (other than DSW and DSWSW) are co-guarantors.

On August 16, 2006, Retail Ventures issued $125 million of 6.625% Mandatorily Exchangeable Notes due September 15, 2011, or PIES. On September 15, 2006, Retail Ventures closed on the exercise by the sole underwriter of its entire option to purchase an additional aggregate principal amount of $18,750,000 of PIES. RVI used a portion of the net proceeds of the offering to repay an intercompany note due to Value City, and Value City used such proceeds and other funds to repay $49.5 million of the outstanding principal amount of the Non-Convertible Loan.

Amendment to Term Loans

Pursuant to the July 2005 Fourth Amendment to Financing Agreement, (i) DSW was released from its obligations as a co-borrower under the Term Loans, (ii) Value City repaid all the Term Loan indebtedness, and (iii) Retail Ventures amended the outstanding Term Loan Warrants to provide SSC, Cerberus and Back Bay Capital Funding, L.P. ("Back Bay") the right, from time to time, in whole or in part, to (A) acquire Retail Ventures Common Shares at the then current conversion price (subject to the existing anti-dilution provisions), (B) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price per share equal to the price of shares sold to the public in DSW's IPO (subject to anti-dilution provisions similar to those in the existing Term Loan Warrants), or (C) acquire a combination thereof. Effective November 23, 2005, Back Bay transferred and assigned its Term Loan Warrants to Millennium Partners, L.P. Although Retail Ventures does not intend or plan to undertake a spin-off of its DSW Common Shares to Retail Ventures' shareholders, in the event that Retail Ventures does effect such a spin-off in the future, the holders of outstanding unexercised Term Loan Warrants will receive the same number of DSW Class A Common Shares that they would have received had they exercised their Term Loan Warrants in full for Retail Ventures Common Shares immediately prior to the record date of such spin-off, without regard to any limitations on exercise contained in the Term Loan Warrants. Following the completion of any such spin-off, the Term Loan Warrants will be exercisable solely for Retail Ventures Common Shares.

Amendment and Restatement of Convertible Loan

$50 Million Second Amended and Restated Senior Loan Agreement - The Non-Convertible Loan

Pursuant to the Non-Convertible Loan, (i) DSW was released from its obligations as a co-guarantor, (ii) Value City repaid $25 million of the Convertible Loan, (iii) the remaining $50 million Convertible Loan was converted into a non-convertible loan, (iv) the capital stock of DSW held by Retail Ventures continues to secure the Non-Convertible Loan, and (v) Retail Ventures issued to SSC and Cerberus the Conversion Warrants which will be exercisable from time to time until the later of June 11, 2007 and the repayment in full of Value City's obligations under the Non-Convertible Loan. The maturity date of the Non-Convertible Loan is June 10, 2009 and it is not eligible for prepayment until June 10, 2007. Under the Conversion Warrants, SSC and Cerberus will have the right, from time to time, in whole or in part, to (i) acquire Retail Ventures Common Shares at the conversion price referred to in the Non-Convertible Loan (subject to existing anti-dilution provisions), (ii) acquire from Retail Ventures Class A Common Shares of DSW at an exercise price per share equal to the price of the shares sold to the public in DSW's IPO (subject to anti-dilution provisions similar to those in the existing Term Loan Warrants held by SSC and Cerberus), or (iii) acquire a combination thereof. Although Retail Ventures does not intend or plan to undertake a spin-off of its DSW Common Shares to Retail Ventures' shareholders, in the event that Retail Ventures does effect such a spin-off in the future, the holders of outstanding unexercised Conversion Warrants will receive the same number of DSW Common Shares that they would have received had they exercised their Conversion Warrants in full for Retail Ventures Common Shares immediately prior to the record date of such spin-off, without regard to any limitations on exercise contained in the Conversion Warrants. Following the completion of any such spin-off, the Conversion Warrants will be exercisable solely for Retail Ventures Common Shares.

On August 16, 2006, the Non-Convertible Loan was amended and restated for a third time whereby the Company (i) paid $49.5 million of the then aggregate $50.0 million outstanding balance, (ii) secured the remaining $0.5 million balance with cash collateral accounts, (iii) pledged DSW Common Shares sufficient for the exercise of the Conversion Warrants, and (iv) obtained a release of the capital stock of DSW held by Retail Ventures used to secure the Non-Convertible Loan. The final maturity date is the earlier of (i) June 10, 2009 or (ii) the date that the Conversion Warrants held by the lenders, are exercised.

$143,750,000 Premium Income Exchangeable Securities[SM] (PIES)

On August 10, 2006, Retail Ventures announced the pricing of its 6.625% Mandatorily Exchangeable Notes due September 15, 2011, or PIES in the aggregate principal amount of $125,000,000. The closing of the transaction took place on August 16, 2006. On September 15, 2006, Retail Ventures closed on the exercise by the sole underwriter of its entire option to purchase an additional aggregate principal amount of $18,750,000 of PIES.

The $143,750,000 PIES bear a coupon at an annual rate of 6.625% of the principal amount, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2006 and ending on September 15, 2011. Except to the extent RVI exercises its cash settlement option, the PIES are mandatorily exchangeable, on the maturity date, into Class A Common Shares of DSW, no par value per share, which are issuable upon exchange of DSW Class B Common Shares, no par value per share, beneficially owned by RVI. On the maturity date, each holder of the PIES will receive a number of DSW Class A Common Shares per $50.00 principal amount of PIES equal to the "exchange ratio" described in the RVI prospectus filed with the SEC on August 11, 2006, or if RVI elects, the cash equivalent thereof or a combination of cash and DSW Class A Common Shares. The exchange ratio is equal to the number of DSW Class A Common Shares determined as follows: (i) if the applicable market value of DSW Class A Common Shares equals or exceeds $34.95, the exchange ratio will be 1.4306 shares; (ii) if the applicable market value of DSW Class A Common Shares is less than $34.95 but greater than $27.41, the exchange ratio will be between 1.4306 and 1.8242 shares; and (iii) if the applicable market value of DSW Class A Common Shares is less than or equal to $27.41, the exchange ratio will be 1.8242 shares, subject to adjustment as provided in the PIES. The maximum aggregate number of DSW Class A Common Shares deliverable upon exchange of the PIES is 5,244,575 DSW Class A Common Shares, subject to adjustment as provided in the PIES.

RVI used a portion of the net proceeds of the offering to repay the approximately $49.7 million remaining balance of an intercompany note due to Value City, and Value City used such proceeds and other funds to repay $49.5 million of the outstanding principal amount of its $50.0 million Non-Convertible Loan, together with fees and expenses. Restricted cash of $0.5 million is held for the remaining balance of the Non-Convertible Loan. The balance of the net proceeds was applied for general corporate purposes, which included the repayment of approximately $36.5 million of borrowings under the VCDS Revolving Loan.

The embedded exchange feature of the PIES is accounted for as a derivative, which is recorded at fair value with changes in fair value in the statement of operations. Accordingly, the accounting for the embedded derivative addresses the variations in the fair value of the obligation to settle the PIES when the market value exceeds or is less than the threshold appreciation price. The fair value of the conversion feature at the date of issuance of $11.7 million was equal to the amount of the discount of the PIES and will be amortized into interest expense over the term of the PIES.

During fiscal 2006, the Company recorded a charge related to the change in fair value of the conversion feature of the PIES from the date of issuance to February 3, 2007 of $51.1 million. As of February 3, 2007, the fair value liability recorded for the conversion feature was $62.8 million as estimated using the Black-Scholes pricing model with the following assumptions: risk-free rate of

5.2%, expected life of 4.6 years, expected volatility of 39.7% and an expected dividend yield of 0.0%.

Warrants

As a result of the previously discussed Credit Facilities' modifications made on July 5, 2005, the detached Term Loan Warrants and detached Conversion Warrants with dual optionality qualified as derivatives under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). Due to the modifications, the fair values of the Term Loan Warrants and Conversion Warrants (together, the "Warrants") have been recorded on the balance sheet within current liabilities. Prior to July 5, 2005, the Term Loan Warrants were recorded on the balance sheet within equity. The difference of $20.1 million between the book value of the Warrants and the fair value at the time the Warrants were modified was reclassified to a liability and was recorded to common shares. The Conversion Warrants liability is for the full amount of their fair value as a result of the modifications and a non-cash charge has been recorded within the Consolidated Statement of Operations. For fiscal 2006, the Company recorded a charge of $124.8 million for the change in fair value of Warrants. No tax benefit has been recognized in connection with this charge. These derivative instruments do not qualify for hedge accounting under SFAS No. 133, therefore, changes in the fair values are recognized in earnings in the period of change. The Term Loan Warrants expire on June 11, 2012 while the Conversion Warrants expire on June 10, 2009.

Retail Ventures estimates the fair values of derivatives based on the Black-Scholes Pricing Model using current market rates and records all derivatives on the balance sheet at fair value. The fair market value of derivative instruments was $216.4 million at February 3, 2007. As the Warrants may be exercised for either common shares of RVI or common shares of DSW owned by RVI, the settlement of the Warrants will not result in a cash outlay by the Company.

The $156.5 million value ascribed to the Conversion Warrants was estimated as of February 3, 2007 using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 4.9%; expected life of 2.4 years; expected volatility of 44.1% and an expected dividend yield of 0.0%.

The $59.9 million value ascribed to the Term Warrants was estimated as of February 3, 2007 using the Black-Scholes Pricing Model with the following assumptions: risk-free interest rate of 4.8%; expected life of 5.4 years; expected volatility of 44.1% and an expected dividend yield of 0.0%. As the Warrants may be exercised for either common shares of Retail Ventures or common shares of DSW owned by Retail Ventures, the settlement of the Warrants will not result in a cash outlay by the Company.

During fiscal 2006, Retail Ventures issued 7,000,000 of their common shares at an exercise price of $4.50 per share to Cerberus in connection with the exercise of a portion of its outstanding Conversion Warrants. In connection with these exercises, Retail Ventures received $31.5 million and reclassified $78.8 million from the warrant liability to paid in capital during fiscal 2006.

A summary of outstanding warrants as of May 4, 2007 follows:

	Cerberus[(a)]	SSC	Other Holders	Total
Exchangeable for RVI Common Stock				
New Term Warrants	2,074,169	2,074,169	264,788	4,413,126
Conversion Warrants	1,333,333	8,333,333	-	9,666,666
	3,407,502	10,407,502	264,788	14,079,792
Exchangeable for DSW Common Stock				
New Term Warrants	328,915	328,915	41,989	699,819
Conversion Warrants	315,790	1,973,685	-	2,289,475
	644,705	2,302,600	41,989	2,989,294

(a) Each of the Cerberus warrants, however, provides that in no event shall such warrant be exercisable to the extent that the issuance of RVI common shares upon exercise, after taking into account the RVI common shares then owned by Cerberus and its affiliates, would result in the beneficial ownership by Cerberus and its affiliates of more than 9.99% of the RVI common shares outstanding immediately after giving effect to such exercise.

Agreements with DSW

Agreements Relating to DSW's Separation from the Company

In connection with DSW's IPO, the Company and DSW entered into agreements governing various interim and ongoing relationships between them. These agreements include:

- a master separation agreement;
- a shared services agreement and other intercompany arrangements;
- a tax separation agreement;
- an exchange agreement; and
- a footwear fixture agreement.

Master Separation Agreement

The master separation agreement contains key provisions relating to the separation of DSW's business from the Company. The master separation agreement requires DSW to exchange information with the Company, follow certain accounting practices and resolve disputes with the Company in a particular manner. DSW also agreed to maintain the confidentiality of certain information and preserve available legal privileges. The master separation agreement also contains provisions relating to the allocation of the costs of DSW's IPO, indemnification, non-solicitation of employees and employee benefit matters.

Under the master separation agreement, DSW agreed to effect up to one demand registration per calendar year of its Common Shares, whether Class A or Class B, held by Retail Ventures, if requested by Retail Ventures. DSW has also granted Retail Ventures the right to include Retail Ventures' Common Shares of DSW in an unlimited number of other registrations of such shares initiated by DSW or on behalf of DSW's other shareholders.

Shared Services Agreement and Other Intercompany Arrangements

Under the shared services agreement, effective as of January 30, 2005, DSW provides services to several subsidiaries of the Company relating to planning and allocation support, distribution services and outbound transportation management, site research, lease negotiation, store design and construction management. The Company provides DSW with services relating to import administration, risk management, tax, logistics and inbound transportation management, legal services, financial services, shared benefits administration and payroll and will maintain insurance for DSW and for its directors, officers and employees.

The initial term of the shared services agreement will expire at the end of fiscal 2007, and the agreement will be extended automatically for additional one-year terms unless terminated by one of the parties. The Company and DSW paid approximately $10.5 million and $13.1 million, respectively, for fiscal 2006 under the shared services agreement.

On December 5, 2006, Retail Ventures, Retail Ventures Services, Inc., Value City and Filene's Basement, collectively the "RVI Entities", entered into an IT Transfer and Assignment Agreement (the "IT Transfer Agreement") with Brand Technology Services LLC, a subsidiary of DSW ("BTS"). Under the terms of the IT Transfer Agreement, the RVI Entities transferred certain information technology contracts to BTS. The IT Transfer Agreement was effective as of October 29, 2006.

Also, on December 5, 2006, we entered into an Amended and Restated Shared Services Agreement with DSW, effective as of October 29, 2006 (the "Amended Shared Services Agreement"). Under the terms of the Amended Shared Services Agreement, through BTS, DSW provides information technology services to Retail Ventures and its subsidiaries, including Value City and Filene's Basement. Retail Ventures information technology associates are now employed by BTS. Additionally, DSW agreed with Retail Ventures to include other non-material changes in the Amended Shared Services Agreement.

Prior to and following the DSW IPO, DSW had, and continues to have, the option to use certain administrative and marketing services provided by third party vendors pursuant to contracts between those third party vendors and the Company. DSW reimburses the Company for services provided to DSW by third party vendors as expenses are incurred. These services are provided to DSW by virtue of its status as a Company affiliate and are unrelated to those delineated in the shared services agreement.

Tax Separation Agreement

DSW has historically been included in the Company's consolidated group (the "Consolidated Group") for U.S. federal income tax purposes as well as in certain consolidated, combined or unitary groups which include the Company and/or certain of its subsidiaries (a "Combined Group") for state and local income tax purposes. The Company entered into a tax separation agreement, effective July 2005, pursuant to which the Company and DSW generally will make payments to each other such that, with respect to tax returns for any taxable period in which DSW or any of its subsidiaries are included in the Consolidated Group or any Combined Group, the amount of taxes to be paid by DSW is determined, subject to certain adjustments, as if DSW and each of its subsidiaries included in the Consolidated Group or Combined Group filed their own consolidated, combined or unitary tax return. The Company prepares pro forma tax returns for DSW with respect to any tax return filed with respect to the Consolidated Group or any Combined Group in order to determine the amount of tax separation payments under the tax separation agreement. DSW has the right to review and comment on such pro forma tax returns.

The Company is exclusively responsible for preparing and filing any tax return with respect to the Consolidated Group or any Combined Group. DSW generally is responsible for preparing and filing any tax returns that include only DSW and its subsidiaries. The Company agreed to undertake to provide these services with respect to DSW's separate tax returns. For the tax services to be provided to DSW by the Company, DSW pays the Company a monthly fee equal to 50% of all costs associated with the maintenance and operation of the Company's tax department (including all overhead expenses). In addition, DSW reimburses the Company for 50% of any third party fees and expenses generally incurred by the Company's tax department and 100% of any third party fees and expenses incurred by the Company's tax department solely in connection with the performance of the tax services to be provided to DSW.

The Company is primarily responsible for controlling and contesting any audit or other tax proceeding with respect to the Consolidated Group or any Combined Group; provided, however, that, except in cases involving taxes relating to a spin-off, DSW has the right to control decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment with respect to any item for which DSW is solely liable under the tax separation agreement. Pursuant to the tax separation agreement, DSW has the right to control and contest any audit or tax proceeding that relates to any tax returns that include only DSW and its subsidiaries. The Company and DSW have joint control over decisions to resolve, settle or otherwise agree to any deficiency, claim or adjustment for which the Company and DSW could be jointly liable, except in cases involving taxes relating to a spin-off. Disputes arising between the parties relating to matters covered by the tax separation agreement are subject to resolution through specific dispute resolution provisions.

DSW has been included in the Consolidated Group for periods in which the Company owned at least 80% of the total voting power and value of DSW's outstanding stock. Following DSW's IPO in July 2005, DSW is no longer included in the Consolidated Group. Each member of a consolidated group for U.S. federal income tax purposes is jointly and severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign income tax purposed is jointly and severally liable for the state, local or foreign income tax liability of each other member of the consolidated, combined or unitary group. Accordingly, although the tax separation agreement allocates tax liabilities between the Company and DSW, for any period in which DSW was included in the Consolidated Group or a Combined Group, DSW could be liable in the event that any income tax liability was incurred, but not discharged, by any other member of the Consolidated Group.

The Company has informed DSW that it does not intend or plan to undertake a spin-off of DSW's common shares to the Company's shareholders. Nevertheless, the Company and DSW agreed to set forth their respective rights, responsibilities and obligations with respective to any possible spin-off in the tax separation agreement. If the Company were to decide to pursue a possible spin-off, DSW agreed to cooperate and to take any and all actions reasonably requested by the Company in connection with such a transaction. DSW also agreed not to knowingly take or fail to take any actions that could reasonably be expected to preclude the Company's ability to undertake a tax-free spin-off. In addition, DSW generally would be responsible for any taxes resulting from the failure of a spin-off to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, any action or failure to act by DSW or certain transactions in DSW common shares (including transactions over which DSW would have no control, such as acquisitions of DSW common shares and the exercise of warrants, options, exchange rights, conversion rights or similar arrangements with respect to DSW common shares) following or preceding a spin-off. DSW would also be responsible for a percentage (based on the relative market capitalizations of DSW and the Company at the time of such spin-off) of such taxes to the extent such taxes are not otherwise attributable to DSW or the Company. The agreements in connection with such spin-off matters last indefinitely. In addition, present and future majority-owned affiliates of Retail Ventures or DSW will be bound by our agreements, unless Retail Ventures or DSW, as applicable, consent to grant a release of an affiliate (such consent cannot be unreasonably withheld, conditioned or delayed), which may limit our ability to sell or otherwise dispose of such affiliates. Additionally, a minority interest participant in a future joint venture, if any, would need to evaluate the effect of the tax separation agreement on such joint venture, and such evaluation may negatively affect its decision whether to participate in such a joint venture. Furthermore, the tax separation agreement may negatively affect our ability to acquire a majority interest in a joint venture.

Exchange Agreement

In connection with the DSW IPO, the Company entered into an exchange agreement with DSW which was effective as of July 2005. In the event that the Company desires to exchange all or a portion of the DSW Class B Common Shares it holds for DSW Class A Shares, DSW agreed to issue to the Company an equal number of duly authorized, validly issued, fully paid and nonassessable DSW Class A Shares in exchange for the Class B Common Shares of DSW held by the Company. The Company may make one or more requests for such exchange, covering all or a part of the Class B Common Shares of DSW that it holds.

Footwear Fixture Agreement

Effective July 2005, the Company entered into an agreement with DSW relating to DSW's patented footwear display fixtures. DSW agreed to sell the Company, upon its request, the fixtures covered by the patents at the cost associated with obtaining and delivering such fixtures. In addition, DSW agreed to pay the Company a percentage of any net profit it may receive should DSW ever market and sell the fixtures to third parties.

Agreements between DSW and Filene's Basement for Leased Shoe Departments

Effective as of January 30, 2005, DSW updated and reaffirmed the contractual arrangement with Filene's Basement related to combination DSW/Filene's Basement stores. Under the new agreement, DSW has the exclusive right to operate leased shoe departments with 10,000 square feet or more of selling space in Filene's Basement stores. DSW owns the merchandise, records sales of merchandise net of returns and sales tax, and receives a per-store license fee for use of its name on the stores. DSW pays a percentage of net sales as rent. The employees that supervise the shoe departments are DSW employees who report directly to DSW supervisors. Filene's Basement provides the fixtures and sales associates. As of February 3, 2007, this agreement pertained to three combination DSW/Filene's Basement stores. DSW paid approximately $2.9 million in total fees and expenses for fiscal 2006 under this agreement.

Effective as of January 30, 2005, DSW updated and reaffirmed the contractual arrangement with Filene's Basement related to the smaller leased shoe departments. Under the new agreement, DSW has the exclusive right to operate leased shoe departments with less than 10,000 square feet of selling space in Filene's Basement stores. DSW owns the merchandise, records sales net of returns and sales tax and provides supervisory assistance in all covered locations. DSW pays a percentage of net sales as rent. Filene's Basement provides the fixtures and sales associates. As of February 3, 2007, DSW operated leased shoe departments in 27 of these Filene's Basement stores. DSW paid approximately $8.4 million in total fees and expenses for fiscal 2006 under this agreement.

Agreement between DSW and Filene's Basement for Atrium Space at DSW's Union Square Store in Manhattan

Effective as of January 30, 2005, DSW entered into a shared expenses agreement with Filene's Basement related to the shared atrium space connecting Filene's Basement's leased spaced at Union Square and DSW's Union Square store leased space, and for other expenses related to DSW's leased space, which are located in the same building in New York, New York. Under that agreement, DSW has agreed to share with Filene's Basement expenses related to the use and maintenance of the atrium space and to share other expenses related to the operation and maintenance of the Filene's Basement leased space and the DSW leased space. Filene's Basement's and DSW's respective share of these expenses were immaterial for fiscal 2006.

Registration Rights Agreements

Under the master separation agreement, DSW agreed to effect up to one demand registration per calendar year of DSW common shares, whether Class A or Class B, held by the Company, if requested by the Company. DSW has also granted the Company the right to include the Company's common shares of DSW in an unlimited number of other registrations of such shares initiated by DSW or on behalf of DSW's other shareholders.

DSW also entered into a registration rights agreement with Cerberus and SSC, under which it agreed to register in specified circumstances the DSW Class A Shares issued to Cerberus and SSC upon exercise of their warrants for DSW Class A Shares. Under this agreement, each of Cerberus (together with transferees of at least 15% of its interest in registrable DSW common shares) and SSC (together with transferees of at least 15% of its interest in registrable DSW common shares) may request up to five demand registrations with respect to the DSW Class A Shares issued to them upon exercise of their warrants provided that no party may request more than two demand registrations, except that each of Cerberus and SSC may request up to three demand registrations. The agreement also granted Cerberus and SSC the right to include these DSW Class A Shares in an unlimited number of other registrations of any of DSW's securities initiated by DSW or on behalf of DSW's other shareholders (other than a demand registration made under the agreement).

Value City Intercompany Note

The DSW common shares held by the Company will continue to secure the $240 million Value City intercompany note made payable by the Company to Value City, which was executed and delivered on January 1, 2005 in connection with the transfer of all the capital stock of DSW and Filene's Basement by Value City to the Company on that date. The lien granted to Value City on the DSW capital stock held by the Company will be released upon written notice that warrants held by Cerberus, SSC and Millennium Partners are to be exercised in exchange for DSW capital stock held by the Company and to be delivered by the Company upon the exercise of such warrants. The lien will also be released upon repayment of the note in full.

Union Square Store Guaranty by the Company

In January 2004, DSW entered into a lease agreement with an unrelated third party for its Union Square store in Manhattan, New York. In connection with the lease, the Company has agreed to guarantee payment of DSW's rent and other expenses and charges and the performance of its other obligations. The annual rent payment under the lease was $1.2 million for fiscal 2006.

Intercompany Accounts

Prior to DSW's IPO, DSW and the Company used intercompany transactions in the conduct of their operations. Under this arrangement, the Company acted as a central processing location for payments for the acquisition of merchandise, payroll, outside services, capital additions and expenses by controlling the payroll and accounts payable activities for all the Company' subsidiaries, including DSW. DSW transferred cash received from sales of merchandise to cash accounts controlled by the Company. The concentration of cash and the offsetting payments for merchandise, expenses, capital assets and accruals for future payments were accumulated on DSW's balance sheet in advances to affiliates. The balance of advances to affiliates fluctuated based on DSW's activities with the Company.

After DSW's IPO in July 2005, DSW's intercompany activities became limited to those arrangements set forth in the shared services agreement and the other agreements described in this proxy statement. DSW no longer concentrates its cash from the sale of merchandise into the Company's accounts but into its own DSW accounts. DSW also pays for its own merchandise, expenses and capital additions from newly established.disbursement accounts. Any intercompany payments are made pursuant to the terms of the shared services agreement and other agreements described in this proxy statement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The Company engaged Deloitte & Touche LLP as its independent registered public accountants to audit its consolidated financial statements for fiscal 2006. Services provided by Deloitte & Touche LLP for each of fiscal 2006 and 2005 and the related fees are described under the caption "Audit and Other Service Fees" beginning on page 14 of this proxy statement. The Audit Committee is directly responsible for the appointment, compensation, retention, termination and oversight of the work of the independent auditors, and has the sole responsibility to retain and replace the Company's independent auditor. As of the date of this proxy statement, the Audit Committee has not yet completed its assessment regarding the selection of the Company's independent auditors for fiscal 2007. The Company, in selecting its independent auditors for fiscal 2007, will adhere to the applicable laws, regulations and rules concerning auditor independence established by the SEC, NYSE and the Sarbanes-Oxley Act of 2002.

A representative of Deloitte & Touche LLP will be present at the Annual Meeting to respond to appropriate questions and to make a statement if so desired.

OTHER MATTERS

Shareholder Proposals Pursuant to Rule 14a-8

In order to be considered for inclusion in the proxy statement and form of proxy distributed to shareholders prior to the annual meeting of shareholders in 2008, a shareholder proposal submitted pursuant to SEC Rule 14a-8 must be received by the Company no later than January 19, 2008. Written requests for inclusion should be addressed to: Corporate Secretary, 3241 Westerville Road, Columbus, Ohio 43224. It is suggested that you mail your proposal by certified mail, return receipt requested.

Shareholder Proposals Other Than Pursuant to Rule 14a-8

With respect to any shareholder proposal not submitted pursuant to SEC Rule 14a-8 in connection with the Company's 2008 annual meeting of shareholders, the proxy for such meeting will confer discretionary authority to vote on such proposal unless (i) the Company is notified of such proposal not later than April 3, 2008, and (ii) the proponent complies with the other requirements set forth in SEC Rule 14a-4.

Communications with the Board of Directors

Shareholders and other interested parties may communicate with the Board of Directors or individual directors (including the non-employee directors as a group or the presiding director) directly by writing to the directors in care of the Secretary of the Company, 3241 Westerville Road, Columbus, Ohio 43224, in an envelope clearly marked "shareholder communication" or "interested party communication," as applicable. Such communications will be provided promptly and, if requested, confidentially to the specified directors.

General Information

A COPY OF THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SEC ON APRIL 5, 2007, AS THE SAME MAY BE AMENDED, WILL BE SENT TO ANY SHAREHOLDER WITHOUT CHARGE UPON WRITTEN REQUEST ADDRESSED TO INVESTOR RELATIONS DEPARTMENT, 3241 WESTERVILLE ROAD, COLUMBUS, OHIO 43224.

Management knows of no other business which may be properly brought before the Annual Meeting. However, if any other matters shall properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment on such matters.

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO FILL IN, SIGN AND RETURN THE PROXY IN THE ENCLOSED STAMPED, SELF-ADDRESSED ENVELOPE.

By Order of the Board of Directors,

/s/ James A. McGrady
James A. McGrady
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

APPENDIX A

RETAIL VENTURES, INC.

2007 CASH INCENTIVE COMPENSATION PLAN

1.00 PURPOSE AND EFFECTIVE DATE

1.01 Purpose: This Plan is intended to foster and promote the financial success of the Company and Related Entities and to increase shareholder value by **[1]** providing Participants an opportunity to earn incentive compensation if specified objectives are met and **[2]** enabling the Company to achieve success by attracting and retaining talented, outstanding employees whose judgment, interest and special efforts the Company wishes to recognize.

1.02 Effective Date: The Plan will be effective upon its adoption by the Board and approval by the affirmative vote of the Company's shareholders under applicable rules and procedures described in Code §§162(m). Any Award granted before shareholder approval will be null and void if the shareholders do not approve the Plan within the period just described.

2.00 DEFINITIONS

When used in this Plan, the following terms have the meanings given to them in this section unless another meaning is expressly provided elsewhere in this document or clearly required by the context. When applying these definitions and any other word, term or phrase used in this Plan, the form of any word, term or phrase will include any and all of its other forms.

Act. The Securities Exchange Act of 1934, as amended or any successor statute of similar effect even if the Company is not subject to the Act.

Award. A grant made under this Plan consisting of an opportunity to earn a cash bonus if terms and conditions specified in the Award Agreement are met. Notwithstanding any provision contained elsewhere in this Plan, during any calendar year no Participant may receive more than five million dollars ($5,000,000) through this Plan.

Award Agreement. The written or electronic agreement between the Company and each Participant that describes the terms and conditions that must be met if an Award is to be earned. If there is a conflict between the terms of this Plan and the terms of the Award Agreement, the terms of the Plan will govern.

Award Date. The later of **[1]** the date the Committee establishes the terms of an Award or **[2]** the date specified in the Award Agreement.

Board. The Company's board of directors.

Cause. Unless the Committee specifies otherwise in the Award Agreement, with respect to any Participant and subject to any cure provision included in any written agreement between the Participant and the Company:

[1] A material failure to substantially perform his or her position or duties;

[2] Engaging in illegal or grossly negligent conduct that is materially injurious to the Company or any Related Entity;

[3] A material violation of any law or regulation governing the Company or any Related Entity;

[4] Commission of a material act of fraud or dishonesty which has had or is likely to have a material adverse effect upon the Company's (or any Related Entity's) operations or financial conditions;

[5] A material breach of the terms of any other agreement (including any employment agreement) with the Company or any Related Entity; or

[6] A breach of any term of this Plan or Award Agreement.

If a Participant Terminates (or is Terminated) for any reason other than Cause and the Company subsequently discovers an act, failure or event that, if known before the Participant's Termination would have justified a Termination for Cause and that act, event or failure was actively concealed by the Participant and could not have been discovered through reasonable diligence before the Participant Terminated, that Participant will be retroactively treated as having been Terminated for Cause.

Code. The Internal Revenue Code of 1986, as amended or superseded after the Effective Date and any applicable rulings or regulations issued under the Code.

Committee. The Board's Compensation Committee which also constitutes a "compensation committee" within the meaning of Treas. Reg. §1.162-27(c)(4). The Committee will be comprised of at least three persons **[1]** each of whom is **[a]** an outside director, as defined in Treas. Reg. §1.162-27(e)(3)(i) and **[b]** a "non-employee" director within the meaning of Rule 16b-3 under the Act and **[2]** none of whom may receive remuneration from the Company or any Related Entity in any capacity other than as a director, except as permitted under Treas. Reg. §1.162-27(e)(3)(ii).

Company. Retail Ventures, Inc., an Ohio corporation, and any and all successors to it.

Covered Officer. Those employees whose compensation is subject to limited deductibility under Code §162(m) as of the last day of any calendar year ending with or within any Performance Period.

Disability. Unless the Committee specifies otherwise in the Award Agreement, the Participant's inability with a reasonable accommodation, to perform his or her duties on a full-time basis for a period of more than six consecutive calendar months beginning before Termination due to a physical or mental infirmity.

Employee. Any person who, on any applicable date, is a common law employee of the Company or any Related Entity. A worker who is classified as other than a common law employee but who is subsequently reclassified as a common law employee of the Company for any reason and on any basis will be treated as a common law employee only from the date that reclassification occurs and will not retroactively be reclassified as an Employee for any purpose of this Plan.

Participant. Any Employee to whom an Award has been granted.

Performance Criteria. The criteria described in Section 5.01.

Performance Period. The period over which the Committee will determine if applicable Performance Criteria have been met.

Plan. The Retail Ventures, Inc. 2007 Cash Incentive Compensation Plan.

Related Entity. Any corporation, partnership or other form of unincorporated entity **[1]** of which the Company owns, directly or indirectly, 50 percent or more of the total combined voting power of all classes

[k] Expense targets;

[l] Margins;

[m] Operating efficiency;

[n] Market share;

[o] Customer satisfaction;

[p] Working capital targets; and

[q] Economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

[2] Performance Criteria upon which the payment of an Award to Participants who are not Covered Officers may be based on one or more (or a combination of) the Performance Criteria listed in Section 5.01 or on other factors the Committee believes are relevant and appropriate.

[3] Different Performance Criteria may be applied to individual Participants or to groups of Participants and, as specified by the Committee, may be based on the results achieved **[a]** separately by the Company or any Related Entity, **[b]** any combination of the Company and Related Entities or **[c]** any combination of segments, products or divisions of the Company and Related Entities.

[4] The Committee:

[a] Will make appropriate adjustments to Performance Criteria to reflect the effect on any Performance Criteria of any stock dividend or stock split affecting Stock, recapitalization (including, without limitation, the payment of an extraordinary dividend), merger, consolidation, combination, spin-off, distribution of assets to shareholders, exchange of shares or similar corporate change. Also, the Committee will make a similar adjustment to any portion of a Performance Criteria that is not based on Stock but which is affected by an event having an effect similar to those just described.

[b] May make appropriate adjustments to Performance Criteria to reflect a substantive change in a Participant's job description or assigned duties and responsibilities.

[5] Performance Criteria will be established in an Award Agreement **[a]** as soon as administratively practicable after established but **[b]** in the case of Covered Officers, no later than the earlier of **[i]** 90 days after the beginning of the applicable Performance Period; or **[ii]** the expiration of 25 percent of the applicable Performance Period.

5.02 Earning Awards. Subject to any terms, restrictions and conditions specified in the Plan or the Award Agreement, as of the end of each Performance Period, the Committee will certify to the Board the extent to which each Participant has or has not met his or her Performance Criteria. Awards will be:

[1] Forfeited, if Performance Criteria have not been met at the end of the Performance Period; or

[2] To the extent that related Performance Criteria have been met, subject to Section 5.03, valued and distributed in a single lump sum cash payment, in the form specified in the Award Agreement, no later than the fifteenth (15th) day of the third (3rd) month beginning after the end of the calendar year or the Company's fiscal year (whichever is later) during which or with which the applicable Performance Period ends.

5.03 Deferral of Distribution. Each Participant may direct the Company to defer payment of all or any portion of his or her Award by electing to have that amount [1] credited to his or her account under any nonqualified deferred compensation plan [as defined in Section 201(2) of the Employee Retirement Income Security Act of 1974, as amended] maintained by the Company and designated by the Committee as an appropriate repository for these deferrals or any successor plan and [2] distributed under the terms of that plan. This election must be made at a time and in a manner that complies with Code §409A.

5.04 Effect of Termination.

[1] Termination Other Than For Death or Disability. Unless otherwise provided in the Award Agreement, and except in the case of a Termination on account of death or Disability, no Award will be paid to a Participant who Terminates before the end of a Performance Period.

[2] Termination Because of Death or Disability. Unless otherwise provided in the Award Agreement, a prorated Award will be paid to a Participant (or to his or her Beneficiary) who Terminates on account of death or Disability but only if the Performance Criteria applicable to that Performance Period are met at the end of that Performance Period. The amount paid will equal the Award the Disabled or dead Participant would have received had his or her employment not Terminated before the end of the Performance Period multiplied by the number of days between the beginning of the Performance Period during which the Termination occurred on account of death or Disability and divided by the total number of days in that Performance Period. This amount, if any, will be paid at the same time and in the same manner as the Award would have been paid if the Disabled or dead Participant had not Terminated.

6.00 AMENDMENT, MODIFICATION AND TERMINATION OF PLAN

The Board or the Committee may terminate, suspend or amend the Plan at any time without shareholder approval except to the extent that shareholder approval is required to satisfy applicable requirements imposed by **[1]** Rule 16b-3 under the Act, or any successor rule or regulation, **[2]** applicable requirements of the Code or **[3]** any securities exchange, market or other quotation system on or through which the Company's securities are listed or traded. Also, no Plan amendment may **[4]** result in the loss of a Committee member's status as a "non-employee director" as defined in Rule 16b-3 under the Act, or any successor rule or regulation, with respect to any employee benefit plan of the Company, **[5]** cause the Plan to fail to meet requirements imposed by Rule 16b-3 or **[6]** without the consent of the affected Participant (and except as specifically provided otherwise in this Plan or the Award Agreement) adversely affect any Award granted before the amendment, modification or termination. However, nothing in this section will restrict the Committee's right to amend the Plan and any Award Agreements without any additional consideration to affected Participants to the extent necessary to avoid penalties arising under Code §409A, even if those amendments reduce, restrict or eliminate rights granted under the Plan or Award Agreement (or both) before those amendments.

7.00 MISCELLANEOUS

7.01 Assignability. Except as described in this section, an Award may not be transferred except by will or the laws of descent and distribution.

7.02 Beneficiary Designation. Each Participant may name a Beneficiary or Beneficiaries (who may be named contingently or successively) to receive or to exercise any Award that becomes payable on account of or after the Participant's death. Each designation made will revoke all prior designations made by the same Participant, must be made on a form prescribed by the Committee and will be effective only when filed in writing with the Committee. If a Participant has not made an effective Beneficiary designation, the deceased Participant's Beneficiary will be his or her surviving spouse or, if none, the deceased Participant's estate. The identity of a Participant's designated Beneficiary will be based only on the information included in the latest beneficiary designation form completed by the Participant and will not be inferred from any other evidence.

7.03 No Guarantee of Continuing Services. Nothing in the Plan may be construed as:

[1] Interfering with or limiting the right of the Company or any Related Entity to Terminate any Employee's employment at any time;

[2] Conferring on any Participant any right to continue as an Employee of the Company or any Related Entity;

[3] Guaranteeing that any Employee will be selected to be a Participant; or

[4] Guaranteeing that any Participant will receive any future Awards.

7.04 Tax Withholding. The Company will withhold from the Award or from other amounts owed to the Participant an amount sufficient to satisfy federal, state and local withholding tax requirements on any Award.

7.05 Indemnification. Each individual who is or was a member of the Committee or of the Board will be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be made a party or in which he or she may be involved by reason of any action taken or not taken under the Plan as a Committee or Board member and against and from any and all amounts paid, with the Company's approval, by him or her in settlement of any matter related to or arising from the Plan as a Committee or Board member or paid by him or her in satisfaction of any judgment in any action, suit or proceeding relating to or arising from the Plan against him or her as a Committee or Board member, but only if he or she gives the Company an opportunity, at its own expense, to handle and defend the matter before he or she undertakes to handle and defend it in his or her own behalf. The right of indemnification described in this section is not exclusive and is independent of any other rights of indemnification to which the individual may be entitled under the Company's organizational documents, by contract, as a matter of law or otherwise. The foregoing right of indemnification is not exclusive and is independent of any other rights of indemnification to which the person may be entitled under the Company's organizational documents, by contract, as a matter of law or otherwise.

7.06 No Limitation on Compensation. Nothing in the Plan is to be construed to limit the right of the Company to establish other plans or to pay compensation to its employees or directors, in cash or property, in a manner not expressly authorized under the Plan.

7.07 Requirements of Law. The grant of Awards and the issuance of shares of Stock will be subject to all applicable laws, rules and regulations and to all required approvals of any governmental agencies or national securities exchange, market or other quotation system.

7.08 Governing Law. The Plan, and all agreements hereunder, will be construed in accordance with and governed by the laws (other than laws governing conflicts of laws) of the State of Ohio.

7.09 No Impact on Benefits. Plan Awards are incentives designed to promote the objectives described in Section 1.00. Also, Awards are not compensation for purposes of calculating a Participant's rights under any employee benefit plan that does not specifically require the inclusion of Awards in calculating benefits.

BOARD OF DIRECTORS

Jay L. Schottenstein, Chairman

Henry L. Aaron

Ari Deshe

Jon P. Diamond

Elizabeth M. Eveillard

Lawrence J. Ring

Harvey L. Sonnenberg

James L. Weisman

Heywood Wilansky

END

RETAIL
Ventures Inc

Retail Ventures, Inc.
3241 Westerville Rd. Columbus, Ohio 43224